As Filed with the Securities and Exchange Commission on September 13, 2021
Registration No. 333-255345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Enact Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6411	46-1579166
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
8325 Six Forks Road
Raleigh, North Carolina 27615
(919) 846-4100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Evan Stolove
Enact Holdings, Inc.
8325 Six Forks Road
Raleigh, North Carolina 27615
(919) 846-4100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Perry J. Shwachman Michael J. Schiavone Sean M. Carney David Ni Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 Telephone: (312) 853-7000 Telecopy: (312) 853-7036	Dwight S. Yoo Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Telephone: (212) 735-3000 Telecopy: (212) 735-2000	Evan Stolove Enact Holdings, Inc. Executive Vice President, General Counsel and Secretary 8325 Six Forks Road Raleigh, North Carolina 27615 Telephone: (919) 846-4100 Telecopy: (919) 846-4359	Craig B. Brod Jeffrey D. Karpf Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000 Telecopy: (212) 225-3999

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated September 13, 2021
13,310,400 Shares
Enact Holdings, Inc.
Common Stock

This is the initial public offering of shares of our common stock. The selling stockholder named in this prospectus is offering 13,310,400 shares of our common stock. We will not be selling any shares in this offering and will not receive any proceeds from the sale of our common stock by the selling stockholder.
Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price to be between $19.00 and $20.00 per share. We have been approved to list our common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “ACT.”
After giving effect to this offering, Genworth Financial, Inc. (“Parent”), the parent of our direct parent and the selling stockholder in this offering, Genworth Holdings, Inc. (“GHI” or the “selling stockholder”), and our ultimate controlling entity, will continue to own, through GHI, more than a majority of the total voting power of our common stock. Accordingly, we will be a “controlled company” within the meaning of the Nasdaq rules.
Certain investment vehicles managed by Bayview Asset Management, LLC (“Bayview”) have agreed to purchase shares of our common stock from the selling stockholder at a price per share equal to the initial public offering price per share, less the underwriting discount per share set forth in the table below, in a concurrent private placement (the “Concurrent Private Placement”). Bayview has agreed to purchase (i) 14,655,600 shares of our common stock if the initial public offering price is less than or equal to $22.00 per share; or (ii) 4,000,000 shares of our common stock if the initial public offering price is greater than $22.00 per share but less than or equal to $24.00. The Concurrent Private Placement is expected to close immediately following the closing of this offering and is subject to closing conditions, including the completion of this offering at a price per share at or below $24.00.
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and under applicable Securities and Exchange Commission (the “SEC”) rules and, have elected to comply with certain reduced public company reporting requirements for this prospectus.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 21 of this prospectus.
Neither the SEC nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to the selling stockholder	$	$
______________
(1)See “Underwriting” for a detailed description of compensation payable to the underwriters.
The selling stockholder has granted the underwriters an option to purchase, within 30 days of the date of this prospectus, up to 1,996,560 additional shares, at the public offering price, less the underwriting discount.
At our request, the underwriters have reserved up to 665,520 shares of the common stock for sale at the public offering price to certain of our and our Parent’s directors, officers and key employees through a directed share program. See “Underwriting—Directed Share Program.”
The shares will be ready for delivery on or about      , 2021.

Lead Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan

Joint Book-Running Managers
BofA Securities	Credit Suisse

Co-Managers
Citigroup	Deutsche Bank Securities	Keefe, Bruyette & Woods	BTIG	Dowling & Partners Securities LLC
A Stifel Company

The date of this prospectus is , 2021.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. None of we, the selling stockholder or the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is accurate only as of the date or dates specified in those documents. Our business, results of operations or financial condition may have changed since those dates.
For investors outside the United States: None of we, the selling stockholder or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside the United States.
i

Unless otherwise indicated, all references in this prospectus to the number and percentages of shares of common stock:
•reflect an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus;
•reflect the recapitalization and exchange of our previously existing common stock, par value $0.01, whereby the selling stockholder exchanged the 100 shares of common stock owned by it, representing all of our issued and outstanding capital stock, in exchange for 162,840,000 newly-issued shares of common stock, par value $0.01 (the “Share Exchange”), which was effectuated on May 3, 2021; and
•assume no exercise of the underwriters’ option to purchase up to 1,996,560 additional shares of common stock to cover over-allotments.

INDUSTRY AND MARKET DATA
We obtained the industry, market and competitive position data throughout this prospectus from (i) our own internal estimates and research, (ii) industry and general publications and research, (iii) studies and surveys conducted by third parties and (iv) other publicly available information. Independent research reports and industry publications generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that the information included in this prospectus from such publications, research, studies, and surveys is reliable, neither we, the selling stockholder nor the underwriters have independently verified data from these third-party sources. In addition, while we believe our internal estimates and research are reliable and the definitions of our market and industry are appropriate, neither such estimates and research nor such definitions have been verified by any independent source. Furthermore, certain reports, research and publications from which we have obtained industry and market data that are used in this prospectus had been published before the outbreak of the coronavirus pandemic (“COVID-19”) and therefore do not reflect any impact of COVID-19 or actions or inactions by any governmental entity or private party resulting therefrom on any specific market or globally. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties as the other forward-looking statements in this prospectus.

BASIS OF PRESENTATION AND NON-GAAP MEASURES
Historical Financial Statements
This prospectus includes our audited consolidated financial statements and related notes for the years ended December 31, 2020 and December 31, 2019. These financial statements are presented on the basis of United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Enact Holdings, Inc. (“EHI”), its subsidiaries and those entities required to be consolidated under U.S. GAAP. EHI has been a wholly owned subsidiary of the Parent since its incorporation in Delaware in 2012. On November 29, 2019, the Parent completed a holding company reorganization whereby the Parent contributed 100% of the issued and outstanding voting securities of EHI to GHI. Post-contribution, EHI is a direct, wholly owned subsidiary of GHI, and GHI is still a direct, wholly owned subsidiary of the Parent.
These consolidated financial statements and related notes have been prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of our Parent. The consolidated financial statements include our assets, liabilities, revenues, expenses and cash flows. All intercompany transactions and balances have been eliminated.
The consolidated financial statements include allocations of certain of our Parent’s expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. The allocated expenses relate to various services that have historically been provided to us by our Parent, including investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal). These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of equity, proportional effort or other relevant measures. See Note 11 to our audited consolidated financial statements for further information regarding the allocation of certain of our Parent’s expenses.
Fiscal Period
We operate on a fiscal year ending December 31 of each year.
Non-GAAP Financial Measures
In addition to our U.S. GAAP operating results, we use adjusted operating income as a performance measure when planning, monitoring and evaluating our performance. Adjusted operating income is a non-U.S. GAAP (“non-GAAP”) financial measure, and we find it to be a useful metric for management and investors to facilitate operating performance comparisons from period-to-period by excluding differences caused by our net investment gains (losses) and changes in the fair value of our previously held investment in Genworth MI Canada Inc. (“Genworth Canada”). While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for net income recognized in accordance with U.S. GAAP or other measures of profitability. We believe that this non-GAAP financial measure reflects our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business in conjunction with such data. In addition, other companies, including our peers, may calculate similar non-GAAP financial measures, such as adjusted operating income differently, reducing their usefulness as comparative measures between companies.
In reporting non-GAAP financial measures in the future, we may make other adjustments for expenses and gains we do not consider reflective of core operating performance in a particular period. After this offering, we may disclose other non-GAAP financial measures if we believe that such a presentation would be helpful for investors to evaluate our operating and financial condition by including additional information. For further information, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Use of Non-GAAP Financial Measures.”

TRADEMARKS AND TRADE NAMES
We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our name, logo and registered domain names are our proprietary service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the SM, ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights.
v

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before making an investment decision. In particular, you should read the sections entitled “Risk Factors” beginning on page 21, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 83 and the audited consolidated financial statements and notes thereto for the years ended December 31, 2020 and 2019 and other financial information included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise indicates, any reference to “our company,” “the company,” “us,” “we” and “our” refers to EHI together with our consolidated subsidiaries.
Unless otherwise indicated, the information included in this prospectus (1) assumes the sale of our common stock in this offering at an initial public offering price of $19.50 per share of common stock, which is the midpoint of the price range set forth on the cover of this prospectus, (2) reflects the recapitalization and exchange of our previously existing common stock, par value $0.01, whereby the selling stockholder exchanged the 100 shares of common stock owned by it, representing all of our issued and outstanding capital stock, in exchange for 162,840,000 newly-issued shares of common stock, par value $0.01, which was effectuated on May 3, 2021 and (3) assumes that the underwriters have not exercised their option to purchase up to 1,996,560 additional shares of common stock.
In this prospectus, we make certain forward-looking statements, including regarding expectations relating to our future performance. These expectations reflect management’s view of our prospects and are subject to the risks described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Market Data” in this prospectus. Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate.
Overview
We are a leading private mortgage insurance company serving the United States housing finance market since 1981 with a mission to help people buy a house and keep it their home. We operate in all 50 states and the District of Columbia and have a leading platform based on long-tenured customer relationships with mortgage lenders, underwriting excellence and prudent risk and capital management practices. We believe our operating and technological capabilities ensure a superior customer experience and drive new business volume at attractive risk-adjusted returns. For the full years ended December 31, 2020, 2019, 2018, 2017 and 2016 we generated new insurance written (“NIW”) of $99.9 billion, $62.4 billion, $40.0 billion, $38.9 billion and $42.7 billion, respectively. Our market share for the same periods was approximately 16.6%, 16.3%, 13.7%, 14.5% and 15.9%, respectively, having grown from 12.0% in 2012. For the six months ended June 30, 2021 and 2020 we generated NIW of $51.6 billion and $46.3 billion, respectively, with market share for the same periods of approximately 17% and 19%. Net income was $370 million and $678 million in 2020 and 2019, respectively. Adjusted operating income was $373 million and $562 million for 2020 and 2019, respectively and $260 million and $141 million for the six months ended June 30, 2021 and 2020, respectively. Our 2020 and 2021 results of operations were impacted by increased loss reserves related to COVID-19.
As a private mortgage insurer, we play a critical role in the United States housing finance system. We provide credit protection to mortgage lenders and investors, covering a portion of the unpaid principal balance of mortgage loans where the loan amount exceeds 80% of the value of the home (“Low-Down Payment Loans”). Our credit protection frequently provides families access to homeownership sooner than would otherwise be possible. We facilitate the sale of mortgages to the secondary market, including to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac,” and together with Fannie Mae, the government sponsored enterprises, or “GSEs”) and private investors, and protect the balance sheets of mortgage lenders that retain mortgages in their portfolios. Credit protection and liquidity through secondary market sales allow mortgage lenders to increase their lending capacity, manage risk and expand financing access to prospective homeowners, many of whom are first time homebuyers (“FTHBs”).
We have a large and diverse customer base. As a result of our long-standing presence in the industry, we have built and maintained enduring relationships across the mortgage origination market, including with national banks, non-bank mortgage lenders, local mortgage bankers, community banks and credit unions. In both 2019 and 2020, we provided new insurance coverage to approximately 1,800 customers, including 19 of the top 20 mortgage lenders as measured by total 2019 and 2020 mortgage originations (according to Inside Mortgage Finance).
We have a rigorous approach to writing new insurance risk based on decades of loan-level data and experience in the mortgage insurance industry. We believe we have a strong balance sheet that is well capitalized to manage through macroeconomic uncertainty and maintain compliance with the GSEs’ capital and operational standards known as the Private Mortgage Insurance Eligibility Requirements (“PMIERs”), and state regulatory standards compliance. We have enhanced our balance sheet in recent years as we transformed our business model from a “buy and hold” strategy to an “acquire, manage and distribute” approach through our credit risk transfer (“CRT”) program. We utilize our CRT program to mitigate future loss volatility and drive efficient capital management. Our CRT program is a material component of our strategy and we believe it helps to protect future business performance and stockholder capital under stress scenarios by transferring risk from our balance sheet to highly-rated counterparties or to investors through collateralized transactions. As of June 30, 2021, we had a published PMIERs sufficiency ratio of 165%, representing $1,941 million of available assets above the published PMIERs requirement and approximately 90% of our insured portfolio was covered by our CRT program. Our PMIERs sufficiency ratio, which is based on the published requirements applicable to private mortgage insurers, was above the requirement imposed by the GSE Restrictions (as defined below) that require us to maintain a PMIERs sufficiency ratio of 115% in 2021.
Market Opportunities
The demand for mortgage insurance is strong and has remained resilient even in the face of the COVID-19 pandemic providing us with significant continued opportunities to write attractive, profitable new business. Record low interest rates and strong underlying demographics have provided tailwinds to the overall housing market, resulting in record levels of NIW. Certain positive trends, such as a growing FTHB population and accommodative monetary policy were observed even prior to the COVID-19 pandemic, and we expect them to persist. Throughout 2020 and continuing in early 2021, the immediate and sizeable application of government stimulus and forbearance availability along with other government programs have provided key support to the housing market throughout the COVID-19 pandemic. For the full year 2020, industry NIW was $600 billion, up 56% compared with the full year 2019. NIW has continued to be strong through the end of the second quarter of 2021 with an industry NIW up 58% in the first quarter of 2021 compared to the first quarter of 2020 and the second quarter of 2021 up 7% compared to the second quarter of 2020.
In addition to the benefits from the strong demand for mortgage insurance, over the last decade, regulatory reforms and new industry practices have significantly improved the mortgage insurance industry’s risk profile. Further, insured loans have experienced rising home prices since the third quarter of 2011, thus increasing borrower equity and improving the risk profile since origination. The quality of new mortgages originated in the United States and insured by the mortgage insurance industry over the last decade is of significantly higher credit quality than in the prior decade, and we believe the industry’s use of CRT alternatives will reduce loss volatility when stress defaults emerge. Additionally, the industry has shifted towards granular risk-based pricing models and new business has been priced at attractive risk-adjusted rates. Though we cannot guarantee that these trends will continue, we believe that we are well-positioned to benefit from current trends and will be able to write a significant volume of highly attractive new business.
•Resilient housing market. We believe that recent data supports continued optimism in the resilience of the United States housing market that has resulted in recent record levels of industry NIW:
◦Affordability and interest rates: Housing affordability promotes new mortgage originations and growing homeownership rates, particularly among FTHBs, which is a positive for our new business volumes. Rates for 30- year mortgages fell by 1.8 percentage points from the end of 2018 to the second quarter of 2021. Interest rates decreased over the course of 2020, as average rates on 30-year mortgages fell to 2.76% in the fourth quarter of 2020 from 3.52% in the first quarter of 2020. Interest rates have increased by 24 basis points between the fourth quarter of 2020 and the second quarter of 2021, but remain at historically low levels. The National Association of Realtors Housing Affordability Index, which measures the ability of the median income homebuyer to make mortgage payments on the median-priced United States home, decreased to 157 in May from 170 in December. While housing affordability has decreased since December 2020 due to rising interest rates and home prices, it remains similar to the three-year average level of 156 before the COVID-19 pandemic and above the 108 low point in 2006. Housing affordability remains favorable historically, which has averaged 151 since 2001.
◦Housing prices: Housing prices in the United States have remained resilient through the COVID-19 pandemic, which has helped maintain strong consumer confidence in the housing market. Housing prices nationally increased 15.7% year-over-year in April 2021 according to the Federal Housing Finance Agency (“FHFA”) House Price Index for home purchase loans, illustrating the continued strength and resiliency of the housing market. Among other drivers, housing prices have been supported by an ongoing low supply of homes for sale in many parts of the country.
◦Demographics: Over 23.5 million Americans are expected to reach the median FTHB age between 2021 and 2025, which is 33 years old according to the National Association of Realtors 2020 Buyer and Seller Survey. That is 1.5 million more than the number in the previous five years. The rate at which FTHBs are entering the housing market is expected to drive an increased demand for homeownership relative to historical periods, as the number of projected new entrants to the FTHB population in 2021 is approximately 13% higher than the comparable figure in 2011 according to the United States Census Bureau. During 2020, FTHBs purchased 2.4 million homes, 14% more than in 2019. The first six months of 2021 saw approximately 1.2 million homes purchased by FTHBs, up 20% and 26% compared to the same period in 2020 and 2019, respectively. During the second quarter of 2021, the percentage of home sales to FTHBs was 40%, a decrease of 2.8 percentage points from the first quarter, but higher than all the second quarters between 1995 and 2019. We expect these demographic forces to remain strong as the COVID-19 pandemic is an additional driver for demand in homeownership in an environment that has become more accepting of work-from-home arrangements.
◦New mortgage originations: Despite macroeconomic uncertainties related to the COVID-19 pandemic, purchase applications were 11% higher for 2020 compared to 2019 and experienced year-over-year gains every week starting from June, according to the Mortgage Bankers Association (“MBA”). Purchase applications were 24% higher for the fourth quarter of 2020 compared to the same quarter in 2019 and remained higher year over year in the first five months of 2021, although purchase applications declined 18.2% in June, 2021.

◦Given the current economic environment, the MBA projects that purchase originations will continue to grow from $1.4 trillion in 2020 to approximately $1.7 trillion for 2022, while Fannie Mae expects $2.0 trillion in purchase originations in 2022.
◦Forbearance: As a result of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and other government and GSE policies enacted in response to the COVID-19 pandemic, borrowers broadly have had access to forbearance and foreclosure moratoria programs that allow borrowers to remain in their homes and delay principal and interest payments for up to 18 months. We believe that these programs have contributed to the positive trends in the housing market as they allow many borrowers to navigate the current crisis, remain in their homes, subsequently become current on their mortgages as the economy improves and ultimately resume making regular mortgage payments. Given that mortgage insurance claims are not paid until after foreclosure proceedings conclude, resumption of payments by borrowers would reduce our actual loss exposure. In the wake of the COVID-19 pandemic, forbearance rates peaked at 7.1% as of May 26, 2020 and have since steadily declined according to data provided by Black Knight Inc. (“Black Knight”). As of July 13, 2021, 2.1% of all GSE mortgages were in forbearance according to Black Knight.
•Sustained strong credit quality within the United States housing system. The high-quality nature of underlying mortgages in recent years is the result of improved risk analytics, stronger loan manufacturing quality controls, risk-based capital (“RBC”) rules and the regulatory implementation of the Qualified Mortgage (“QM”) provisions. Additionally, changes within the private mortgage insurance industry such as PMIERs operational requirements and the adoption of more granular risk-based pricing models have enabled the private mortgage insurance industry to underwrite the risks they accept in their insurance portfolio based on more granular data. Over the past decade, the average Fair Isaac Corporation (“FICO”) score on all mortgage loans originated in the United States and sold to the GSEs was 752, compared to 718 for the period from 2005 through 2008, based on data from the GSEs. As a result, we believe the industry is insuring loans from borrowers who should be better positioned to meet their mortgage obligations, which should translate into fewer claims for the mortgage insurance industry. Additionally, the credit quality of new business written since the onset of COVID-19 has remained strong. Throughout 2020 and the first two quarters of 2021, the industry’s NIW mix of above-740 FICO borrowers held steady between 62% and 65% and the mix of below-680 FICO borrowers between 4% and 6%.
•The increasing availability and attractiveness of risk transfer alternatives has improved the industry’s risk profile. Since 2015, private mortgage insurers have used CRT alternatives to reinsure or otherwise transfer risk to third parties. The industry uses both traditional reinsurance as well as mortgage insurance-linked notes (“MILNs”). According to U.S. Mortgage Insurers, as of October 2020 private mortgage insurers have transferred approximately $29 billion of risk to traditional reinsurers through quota share (“QS”) and excess-of-loss (“XOL”) transactions and transferred almost $12.3 billion of risk to the capital markets through MILN transactions since 2015.
Private mortgage insurers have generally utilized CRT as both a capital management tool and a programmatic approach to mitigate future loss volatility and they have transformed from a “buy and hold” strategy to an “acquire, manage and distribute” approach. We believe that the adoption of these practices in the industry will reduce the capital and loss volatility that historically impacted the sector during economic downturns, at an attractive cost, generating higher returns through the cycle for the industry.
•Strong private mortgage insurance penetration in the insured purchase mortgage market. Private mortgage insurance has increased penetration as a result of the introduction of new GSE products designed to serve Low-Down Payment Loan borrowers and more competitive pricing by private mortgage insurers relative to the Federal Housing Administration (“FHA”). In 2020, the

FHA insured 26% of all new Low-Down Payment Loan originations with private mortgage insurance insuring 52%. Also, in 2018 and 2019, private mortgage insurance helped to finance more FTHBs than the FHA. We believe there may be additional opportunities for private mortgage insurers to increase market share by providing risk and capital relief for lender portfolios and loans supporting private mortgage-backed securities (“MBS”).
Our Strengths
We believe that the following competitive strengths have supported our success to-date and provide a strong foundation for our future financial performance:
•Well-established, diversified customer relationships driven by our differentiated value proposition. We have long-standing and enduring relationships with approximately 1,800 active customers across the mortgage origination market, including with national banks, non-bank mortgage lenders, local mortgage bankers, community banks and credit unions. Approximately 92% of our NIW in 2020 was from customers who have submitted loans to us every year since 2016.
•We offer competitive pricing combined with targeted services that distinguish us from our competitors. We reach our customers through our dynamic sales model, which combines high-touch, in-person customer visits with more scalable tele-sales and digital marketing methods. Our approach allows us to offer our products, tools, and solutions effectively and efficiently, providing a superior customer experience, including:
◦Best-in-class underwriting platform: We believe our investments in technology, service and training have distinguished our underwriting services. We were the first mortgage insurer to broadly introduce service level commitments to meet customer needs for expedited underwriting services, and we continue to innovate through differentiated offerings that drive both an excellent customer experience and improved efficiency for us. Our scalable underwriting platform has a proven ability to handle spikes in volume while continuing to achieve customer service level expectations. In a blind survey of mortgage lenders conducted by Knowledge Systems & Research, Inc. (“KS&R”), we were rated as “best-in-class” for mortgage insurance underwriting in 2016, 2017 and 2018, the last three years in which the survey was conducted.
◦Customer ease-of-use: Our online tools integrate with all leading mortgage technology platforms, allowing our customers to select our products directly within their own system architecture, creating a more efficient way to choose and use our products. In addition, we maintain an award-winning ordering and rate quote website.
◦Customer growth support: We support our customers’ growth objectives with a wide variety of training programs. We also provide unique offerings, including strategy and process consulting services and differentiated borrower-centric products.
•Large portfolio of insurance in-force (“IIF”). As of June 30, 2021, we had $217 billion primary IIF as compared to $197 billion as of June 30, 2020. Since January 1, 2019, we have generated $214 billion of NIW with an average market share of approximately 16.6% and have grown our primary IIF 38% over the same time period. The growth in our primary IIF has resulted in premiums earned growing from $469 million for the six months ended June 30, 2020 to $495 million for the six months ended June 30, 2021. We believe our portfolio has significant embedded value potential and creates a strong foundation for future premiums.
•Risk analytics and underwriting drive strong underlying credit quality of insurance portfolio. We believe we have a very strong approach to onboarding risk backed by decades of loan-level performance data and experience in the mortgage insurance industry. We ensure that the underlying credit quality of our insured mortgage portfolio meets our risk and profitability framework. In order to underwrite new policies, we utilize a proprietary risk analytics model, One Analytical Framework, to target loans within our risk appetite with an appropriate price. This framework leverages our unique data set, which contains decades of mortgage performance across various market conditions to develop quantitative assessments of the probability of default, severity of loss and expected volatility on each insured loan. Additionally, all loans pass through our eligibility rules engine to screen out those loans that fall outside of our guidelines.
We perform rigorous analytics to evaluate the risk characteristics of our portfolio. We analyze the cumulative layered risks, which includes factors like the loan-to-value (“LTV”), FICO, debt-to-income ratio (“DTI Ratio”) and occupancy type, in each loan. Our models can assess the effect of such layered risks and the weight of each risk factor to determine the volatility of losses. The information is used to drive our risk appetite and pricing at a loan level. For example, we actively manage the number of loans with LTV greater than 95% that also have FICO scores of less than 680 (“High-Risk Loans”) and have additional high risk layers, including single borrower, DTI Ratio of greater than 45%, cash-out refinances or are investor-owned properties (each a “Risk Layer,” and collectively, “Risk Layers”). Among our High-Risk Loans as of June 30, 2021, none of our risk in-force (“RIF”) had three or more Risk Layers, 0.2% of our RIF had two Risk Layers, 0.9% of our RIF had one Risk Layer and 0.7% of our RIF had no Risk Layers. For our NIW for the quarter ended June 30, 2021, none of our High-Risk Loans had two or more Risk Layers, and approximately 0.1% of our High-Risk Loans had one Risk Layer and 0.2% of our High-Risk Loans had no Risk Layers.
The equity position of many borrowers in our portfolio provides additional strength and may support fewer borrowers defaulting and resulting in a mortgage insurance claim. As of June 30, 2021 and December 31, 2020, respectively, approximately 94% and 86% of our delinquent policies-in-force (“PIFs”) and 82% and 75% of all PIFs have a mark to market LTV of less than or equal to 90% (10% or more equity). For the same periods, approximately 60% and 52% of our delinquent PIFs and 39% and 38% of all PIFs have a mark to market LTV of less than or equal to 80% (20% or more equity). With so many borrowers having significant equity in their home, we believe this provides an additional risk mitigant as borrowers will work to maintain their equity and avoid foreclosure.
•Comprehensive risk management and CRT philosophy. Beyond our approach for underwriting and onboarding a portfolio that aligns with our risk appetite, we also conduct quarterly stress testing on the portfolio to determine the impact of various stress events on our performance. The result of those tests and our desire to reduce loss volatility and protect our capitalization inform our CRT strategy.
◦Our CRT strategy is designed to reduce the loss volatility of our portfolio during stress scenarios by transferring risk from our balance sheet to highly-rated counterparties or to investors through collateralized transactions. Additionally, in normal market conditions, we believe our CRT program enhances our return profile. We customize our CRT transactions based on a variety of factors including, but not limited to, capacity, cost, flexibility, sustainability and diversification.
◦Since 2015, we have executed CRT transactions on $3.5 billion of RIF across both traditional reinsurance arrangements and MILN transactions through June 30, 2021. We believe that our ability to access both markets allows us to optimize cost of capital, provides counterparty diversification and minimizes warehousing risk through the use of forward commitments with traditional reinsurance partners.
◦As of June 30, 2021, 90% of our RIF is covered under our current CRT program, and we estimate our book year reinsurance transactions generally begin transferring losses at an approximate 30% to 35% lifetime book year loss ratio and extend up to an approximate 60% to 70% lifetime book year loss ratio at current pricing assumptions and depending on our co-

participation level within the reinsurance tier. As of June 30, 2021, we maintain $1.6 billion of reinsurance protection outstanding on our 2014 to 2021 book years, providing $1.4 billion of PMIERs capital support. See “Business—Credit Risk Transfer.” We plan to continue to utilize CRT transactions to effectively manage our through-the-cycle risk and return profile.
•Strong capitalization driven by prudently managed balance sheet. We are a strongly capitalized counterparty. As of June 30, 2021, we had total U.S. GAAP stockholder equity of $4.1 billion and a PMIERs sufficiency ratio of 165%, representing $1,941 million of available assets above the published PMIERs requirements. The PMIERs sufficiency ratio is based on the published requirements applicable to private mortgage insurers and does not give effect to the GSE Restrictions. Our mortgage insurance subsidiaries had total statutory capital and surplus of $4.4 billion as of June 30, 2021. Our combined statutory risk-to-capital (“RTC”) ratio at the same date was 11.8:1, well below the North Carolina Department of Insurance (“NCDOI”) regulatory maximum of 25:1.
•Dynamic leadership team with through-the-cycle experience and a proven track record of delivering results. Our executive leadership team has significant experience in mortgage insurance and housing finance, with a proven track record of risk management, financial success and leadership through-the-cycle.
◦Our executive management team has an average of 27 years of relevant industry experience, and an average tenure in the mortgage insurance industry of 14 years.
◦Our team has executed through-the-cycle while facing multiple headwinds, including macroeconomic conditions, changing capital regimes, ratings disparity to competitors and challenges faced by our Parent.
◦Our intentional focus on reinforcing, recognizing and rewarding our values of Excellence, Improvement and Connection has driven high employee engagement and has been recognized externally at both the local and industry levels, including the Triangle Business Journal Best Places to Work and MBA Diversity & Inclusion award programs.
◦We believe our executive management team has the right combination of client-facing, underwriting, risk and leadership skills necessary to drive our long-term success.
Our Strategy
Our objective is to leverage our competitive strengths to maximize value for our stockholders by driving profitable market share, maintaining our strong capital levels and earnings profile and delivering attractive risk-adjusted returns:
•Continue to write profitable new business. Over the course of the past year, since the onset of the COVID-19 pandemic, we wrote significant NIW of higher-credit quality and at higher pricing. We now believe that the resilience of the housing market, which is supported by historically low interest rates and strong underlying demographics, will continue to provide a positive backdrop for us to maintain writing new business at an attractive return.
•Protect our balance sheet by maintaining strong capital levels, robust underwriting standards and prudently managing risk. We understand the importance of our balance sheet strength to our customers and intend to continue to serve as a high-quality counterparty. We use One Analytical Framework to evaluate returns and volatility, applying both an external regulatory lens and an economic capital framework that is sensitive to current housing market cycles relative to historical trends. The results of these analyses inform our risk appetite, credit policy and targeted risk selection strategies, which we primarily implement through our proprietary pricing engine, GenRATE. We work to protect future business performance and stockholder capital under stress scenarios with a programmatic CRT program, including traditional XOL reinsurance and MILNs. Our CRT program has helped transform our business model from a “buy and hold” strategy to an “acquire, manage and distribute” approach. We believe the comprehensive rigor of our underwriting and risk management policies and procedures allows us to prudently manage and protect our balance sheet.
•Maintain existing relationships and develop new relationships by driving differentiated value and experience. We offer our customers a unique value proposition and an experience tailored to their needs, with expedited, quality underwriting and fair and transparent claims handling practices. Our dynamic sales model serves customers from all segments, including high-touch national accounts, regional accounts where a localized presence is necessary and a scalable tele-sales model to efficiently reach our full suite of customers. We intend to leverage our strengths in these areas to continue serving our existing customer base while also establishing new relationships.
•Strategically invest in technologies and capabilities to drive operational excellence across our business. Our investments in underwriting, risk management, data analytics and customer technology have both optimized our business and improved our customers’ experience. We plan to continue to invest in solutions that keep us at the forefront of technological advancements, fostering efficiency and helping to secure new customers.
•Prudent capital management to maximize stockholder value. Our capital management approach is to maximize value to our stockholders by prioritizing the use of our capital to (i) support our existing policyholders; (ii) grow our mortgage insurance business; (iii) fund attractive new business opportunities; and (iv) return capital to stockholders. When evaluating a potential return of capital to stockholders, we prudently evaluate the prevailing and future macroeconomic conditions, business performance and trends, regulatory requirements, any applicable contractual or similar restrictions and PMIERs sufficiency. Given our current views of the regulatory and macroeconomic environment, including the decline of forbearance related activity, management intends to seek regulatory and board approval to initiate the return of excess capital, including the initiation of a regular common dividend as soon as 2022. Any future dividend determination will be made by our board, and will be subject to a number of factors described under “Dividend Policy” below.
•Continue to remain engaged with the regulatory landscape and promote the importance of the private mortgage insurance industry. We believe the private mortgage insurance industry plays a critical role in the success of the United States housing market. We have a government and industry affairs team who play a leadership role across the mortgage insurance industry to monitor the landscape and stay apprised of new and potential developments that could impact mortgage insurance. We have strong relationships with the GSEs, the key federal government agencies and various other regulatory bodies and industry associations who are important to the housing ecosystem and we actively work to provide input on outcomes of key legislation and regulation. We also maintain consistent dialogue with state insurance regulators. We intend to continue to support the role of a stable and competitive private mortgage insurance industry and a well-functioning United States housing finance system.
Our Parent and Principal Stockholder
Our Parent currently owns all of the shares of our common stock indirectly through GHI. GHI, the sole selling stockholder in this offering, is selling 13,310,400 shares (or 15,306,960 shares if the underwriters exercise in full their option to purchase additional shares) of our common stock in this offering and 14,655,600 shares of our common stock in the Concurrent Private Placement (assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus). Following this offering and the Concurrent Private Placement, our Parent will own approximately 82.8% (or approximately 81.6% if the underwriters exercise in full their option to purchase additional shares) of our outstanding common stock indirectly through GHI (assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus). Our Parent will therefore control a majority of the total voting power of our common stock. As a result, our Parent generally will be able to determine the outcome of corporate actions requiring majority stockholder approval, including, for example, the election of directors and the amendment of our certificate of incorporation and bylaws. Our Parent may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, we will be a “controlled company” within the meaning of the Nasdaq rules, and intend to rely on certain “controlled company” exemptions from certain corporate governance requirements. For additional information regarding the exemptions on which we intend to rely, see “Management—Controlled Company” and “Risk Factors—General Risk Factors—We will be a ‘controlled company’ within the meaning of the Nasdaq rules and we will qualify for exemptions from certain corporate governance requirements.” For additional information regarding our Parent’s ability to control the outcome of matters put to a stockholder vote and potential conflicts of interest, see “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our Parent will be able to exert significant influence over us and our corporate decisions.” and “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Conflicts of interest and other disputes may arise between our Parent and us that may be resolved in a manner unfavorable to us and our other stockholders.”
In connection with this offering, we and our Parent and certain of our Parent’s other subsidiaries have entered into or intend to enter into agreements that provide a framework for our ongoing relationship with our Parent. For example, following this offering and the Concurrent Private Placement, and for so long as our Parent continues to beneficially own more than 50% of our outstanding common stock, our Parent will have the right to nominate the majority of our directors. For additional information regarding these agreements, see “Certain Relationships and Related Party Transactions—Relationship with Our Parent.”
We depend on our Parent for certain services and are exposed to certain risks as a result of our relationship with our Parent. Our Parent also has substantial leverage, depends on us as a source of liquidity and is subject to the GSE Conditions (as defined below) which impose restrictions on our use of capital. However, we believe a potential benefit of this offering is the possibility of an improvement in the ratings assigned to us by one or more nationally recognized ratings agencies. See “Risk Factors—Risks Relating to Our Business—Adverse rating agency actions have resulted in a loss of business and adversely affected our business, results of operations and financial conditions, and future adverse rating agency actions could have a further and more significant impact on us,” “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our reputation and ratings could be affected by issues affecting our Parent in a way that could materially adversely affect our business, financial condition, liquidity and prospects,” “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our Parent’s indebtedness and potential liquidity constraints may negatively affect us,” “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions” and “Risk Factors—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”
In addition to us, our Parent owns an international mortgage insurance business located in Mexico and has a minority investment in a mortgage guarantee business in India, each separate from our business. In April 2021, we entered into an agreement to purchase our Parent’s minority ownership interest in the mortgage guarantee business in India for a cash purchase price that is not material to us. The closing of the transaction is subject to customary closing conditions, including receipt of any required regulatory approvals. Our Parent also owns other insurance subsidiaries that provide long-term care and life insurance in the United States.

Concurrent Private Placement
We and the selling stockholder have entered into a stock purchase agreement with Bayview, pursuant to which Bayview has agreed to purchase shares of our common stock from the selling stockholder at a price per share equal to the initial public offering price per share, less the underwriting discount per share set forth on the cover page of this prospectus, in the Concurrent Private Placement. Bayview has agreed to purchase (i) 14,655,600 shares of our common stock if the initial public offering price is less than or equal to $22.00 per share; or (ii) 4,000,000 shares of our common stock if the initial public offering price is greater than $22.00 per share but less than or equal to $24.00. The Concurrent Private Placement is expected to close immediately following the closing of this offering and is subject to closing conditions, including the completion of this offering at a price per share at or below $24.00. None of the shares of our common stock to be sold in the Concurrent Private Placement will be registered and sold in this offering. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder in the Concurrent Private Placement.
Summary Risk Factors
An investment in our common stock involves numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment in our common stock. Key risks include, but are not limited to, the following:
•The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines, and other actions taken by governmental authorities in response to the pandemic.
•If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.
•A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.
•We establish loss reserves when we are notified that an insured loan is in default, based on management’s estimate of claim rates and claim sizes, which are subject to uncertainties and are based on assumptions about certain estimation parameters that may be volatile. As a result, the actual claim payments we make may materially differ from the amount of our corresponding loss reserves.
•If the models used in our business are inaccurate or there are differences and/or variability in loss development compared to our model estimates and actuarial assumptions, it could have a material adverse effect on our business, results of operations and financial condition.
•Competition within the mortgage insurance industry could result in the loss of market share, loss of customers, lower premiums, wider credit guidelines and other changes that could have a material adverse effect on our business, results of operations and financial condition.
•Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition.

•The amount of mortgage insurance we write could decline significantly if alternatives to private mortgage insurance are used or lower coverage levels of mortgage insurance are selected.
•Our reliance on customer relationships could cause us to lose significant sales if one or more of those relationships terminate or are reduced.
•Our reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.
Emerging Growth Company Status
We currently qualify as an “emerging growth company” because, at the time of initial confidential submission of our registration statement, our gross revenue for the then most recently ended fiscal year (the year ended December 31, 2019) was less than $1.07 billion. Because our gross revenue for the fiscal year ended December 31, 2020 exceeded $1.07 billion, we will cease to qualify as an emerging growth company upon consummation of this offering. Because we currently qualify as an emerging growth company, we are permitted to apply new accounting standards under an extended transition period available to private companies and take advantage of reduced reporting requirements in this prospectus. We have elected to apply the extended transition periods for new accounting standards applicable to private companies and reduced reporting requirements, as further described below.
An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
•we may present only two years of audited financial statements and only two years of related management discussion and analysis of financial condition and results of operations;
•we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•we are permitted to provide less extensive disclosure about our executive compensation arrangements; and
•we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.
We have elected to take advantage of the reduced disclosure requirements and other relief described in this prospectus and may take advantage of these exemptions for so long as we remain an emerging growth company. We have elected to apply the extended transition periods for new accounting standards applicable to private companies, further described in Note 2 to our audited consolidated financial statements for the years ended December 31, 2020 and 2019.
Our Corporate Information
On May 3, 2021, Genworth Mortgage Holdings, Inc. amended and restated its certificate of incorporation to change its name to Enact Holdings, Inc.
We are incorporated in Delaware and are an indirect wholly owned subsidiary of our Parent, a diversified insurance holding company listed on the New York Stock Exchange (“NYSE”).
Our primary operating subsidiary, Genworth Mortgage Insurance Corporation (“GMICO”), is domiciled in North Carolina, and we are headquartered in Raleigh, North Carolina.
Our principal executive offices are located at 8325 Six Forks Road, Raleigh, North Carolina 27615 and our telephone number is (919) 846-4100. Our corporate website address is https://

mortgageinsurance.genworth.com/. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
Organizational Chart
Below is a simplified and illustrative organizational chart summarizing our ownership including the ownership of our public stockholders and our Parent and the ownership of our subsidiaries following the completion of this offering and the Concurrent Private Placement. This chart also presents the jurisdiction of incorporation for each subsidiary and notes whether a subsidiary is a holding company, regulated insurance entity or non-insurance entity. The ownership of all entities in the chart below is 100% unless otherwise noted. Upon the completion of this offering and the Concurrent Private Placement, our Parent will indirectly own approximately 82.8% of our outstanding common stock (approximately 81.6% if the underwriters exercise in full their option to purchase additional shares), purchasers of shares of common stock in this offering will own approximately 8.2% of our outstanding common stock (approximately 9.4% if the underwriters exercise in full their option to purchase additional shares) and Bayview will own approximately 9.0% of our outstanding common stock (assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus).

Genworth Financial, Inc. (Delaware) (1)
Genworth Holdings, Inc. (Delaware)
Enact Holdings, Inc. (Delaware)
Public Shareholders (2)
Enact Mortgage Holdings, LLC (North Carolina)
Genworth Financial Services, Inc. (Delaware)
Genworth Mortgage Insurance Corporation (North Carolina)
Genworth Financial Assurance Corporation (North Carolina)
Enact Mortgage Services, LLC (North Carolina)
Enact Mortgage Reinsurance Corporation (North Carolina)
Sponsored Captive Re, Inc. (North Carolina)
Genworth Mortgage Insurance Corporation of North Carolina (North Carolina)
Monument Lane PCC, Inc. (District of Columbia)
Monument Lane IC 1, Inc. (District of Columbia)
Monument Lane IC 2, Inc. (District of Columbia)
Parent Entities
Holding Company
Regulated Insurance Entity
Non-Insurance Entity
Public Shareholders

_____________
(1)In connection with the AXA Settlement, our Parent entered into a Promissory Note secured by a 19.9% interest in our common stock held by our Parent. The collateral will be fully released upon full repayment of the Promissory Note and may be partially released under certain circumstances upon certain prepayments. See “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our Parent’s indebtedness and potential liquidity constraints may negatively affect us” and “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.”
(2)Includes 14,655,600 shares of our common stock to be sold to Bayview pursuant to the Concurrent Private Placement (assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus).

Recent Developments
On September 2, 2021, we obtained $372 million of fully collateralized XOL reinsurance coverage through the issuance of an insurance linked note transaction with Triangle Re 2021-3 Ltd. (“Triangle Re 2021-3”) on a portfolio of existing mortgage insurance policies written from January 1, 2021 through June 30, 2021. Triangle Re 2021-3 funded its reinsurance obligations by issuing four classes of MILNs, which are non-recourse to us and our affiliates. At closing, we retain the first layer of aggregate losses up to $304 million. Triangle Re 2021-3 provides 72% reinsurance coverage for losses above our retained layer up to $372 million. As of June 30, 2021, we had a published PMIERs sufficiency ratio of 165%, representing $1.9 billion above the published PMIERs requirement. If the Triangle Re 2021-3 transaction had been effective in the second quarter of 2021, we believe our PMIERs sufficiency ratio would have increased on a pro forma basis, without giving effect to any developments post-quarter end, to approximately 189% and $2.3 billion above the published PMIERs requirements.

The Offering

Common stock offered by the selling stockholder in this offering

13,310,400 shares (plus up to an additional 1,996,560 shares of common stock that the selling stockholder may sell upon the exercise of the underwriters’ option to purchase additional shares of common stock).

Common stock offered by the selling stockholder in the concurrent private placement	14,655,600 shares (assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus).

Common stock outstanding before and after this offering and the concurrent private placement	162,840,000 shares.

Underwriters’ option to purchase additional shares

The selling stockholder has granted the underwriters an option to purchase, within 30 days of the date of this prospectus, up to 1,996,560 additional shares, at the initial public offering price, less the underwriting discount.

Use of proceeds
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder. The selling stockholder will receive all of the net proceeds from this offering, and will bear the underwriting discount and pay or reimburse us for certain expenses attributable to its sale of our common stock, including accounting fees and certain legal fees. The selling stockholder has informed us that it currently intends to use the net proceeds to repay the Promissory Note with AXA and partially repay other outstanding indebtedness. See “Use of Proceeds.”

Concurrent private placement
We and the selling stockholder have entered into a stock purchase agreement with Bayview, pursuant to which Bayview has agreed to purchase shares of our common stock from the selling stockholder at a price per share equal to the initial public offering price per share, less the underwriting discount per share set forth on the cover page of this prospectus, in the Concurrent Private Placement. Bayview has agreed to purchase (i) 14,655,600 shares of our common stock if the initial public offering price is less than or equal to $22.00 per share; or (ii) 4,000,000 shares of our common stock if the initial public offering price is greater than $22.00 per share but less than or equal to $24.00. The Concurrent Private Placement is expected to close immediately following the closing of this offering and is subject to closing conditions, including the completion of this offering at a price per share at or below $24.00. None of the shares of our common stock to be sold in the Concurrent Private Placement will be registered and sold in this offering. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder in the Concurrent Private Placement.

Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 665,520 shares for sale at the public offering price to certain of our and our Parent’s directors, officers and key employees through a directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Shares purchased through the directed share program by certain of our and our Parent’s directors, officers and key employees will be subject to lock-up restrictions with the underwriters.

Dividend policy	Our board of directors may in the future determine to declare and to pay a dividend on our common stock on an annual or more frequent basis based on our capital levels and in accordance with applicable laws and regulatory guidance. See “Dividend Policy.”

Controlled company	Following this offering, we will be a “controlled company” within the meaning of the Nasdaq rules as our Parent will continue to own, through GHI, more than a majority of the total voting power of our common stock.

Listing	We have been approved to list our common stock on the Nasdaq under the symbol “ACT.”

Risk factors	An investment in our common stock is subject to substantial risks. See “Risk Factors” for a discussion of factors you should carefully consider before investing in our common stock.

Summary Historical Consolidated Financial and Operating Data
The following table sets forth EHI’s summary historical consolidated financial and operating data as of the dates and for the periods indicated. The historical consolidated financial and operating data as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary condensed consolidated historical financial data as of and for the three-months and six-month periods ended June 30, 2021 and 2020 from our unaudited condensed consolidated financial statements for such periods, included elsewhere in this prospectus, which contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. See “Basis of Presentation and Non-GAAP Measures.” The historical consolidated financial data as of December 31, 2018 and for the year ended December 31, 2018 are drawn from audited financial statements which are not included in this prospectus. Our consolidated financial statements and the related notes were prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of our Parent. EHI has been a wholly owned subsidiary of the Parent since its incorporation in Delaware in 2012. On November 29, 2019, the Parent completed a holding company reorganization whereby the Parent contributed 100% of the issued and outstanding voting securities of EHI to GHI. Post-contribution, EHI is a direct, wholly owned subsidiary of GHI, and GHI is still a direct, wholly owned subsidiary of the Parent.
We are presenting only two years of audited consolidated financial information. The summary historical consolidated financial information is not necessarily indicative of the results that may be expected in any future period. The following summary historical consolidated financial and operating data should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.
The summary historical consolidated financial information includes allocations of certain of our Parent’s expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. The allocated expenses relate to various services that have historically been provided to us by our Parent, including investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal). These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of equity, proportional effort or other relevant measures. See Note 11 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements for further information regarding the allocation of our Parent’s expenses.

The following tables sets forth our consolidated results for the periods indicated:

Statements of Income Data	Six months ended June 30,		Year ended December 31,
(amounts in thousands)	2021	2020	2020	2019	2018
Revenues:
Premiums	$495,022	$469,051	$971,365	$856,976	$746,864
Net investment income	69,948	64,693	132,843	116,927	93,198
Net investment gains (losses)	(2,709)	(344)	(3,324)	718	(552)
Other income	2,443	3,209	5,575	4,232	1,587
Total revenues	$564,704	$536,609	$1,106,459	$978,853	$841,097
Losses and expenses:
Losses incurred	85,377	246,310	379,834	49,850	36,405
Acquisition and operating expenses, net of deferrals	120,672	100,479	215,024	195,768	176,986
Amortization of deferred acquisition costs and intangibles	7,435	7,580	20,939	15,065	14,037
Interest expense	25,482	—	18,244	—	—
Total losses and expenses	$238,966	$354,369	$634,041	$260,683	$227,428
Income before income taxes and change in fair value of unconsolidated affiliate	325,738	182,240	472,418	718,170	613,669
Provision for income taxes	69,795	41,015	101,997	155,832	129,807
Income before change in fair value of unconsolidated affiliate	255,943	141,225	370,421	562,338	483,862
Change in fair value of unconsolidated affiliate, net of taxes	—	—	—	115,290	(30,261)
Net income	$255,943	$141,225	$370,421	$677,628	$453,601

Balance Sheet Data	As of June 30,	As of December 31,
(amounts in thousands)	2021	2020	2019	2018
Assets
Fixed maturity securities available-for-sale, at fair value	$5,256,467	$5,046,596	$3,764,432	$3,699,253
Short-term investments, at fair value	12,499	—	—	—
Cash and cash equivalents	435,323	452,794	585,058	159,051
Other assets	157,800	153,320	153,434	212,496
Total assets	$5,862,089	$5,652,710	$4,502,924	$4,070,800
Liabilities and equity
Liabilities:
Loss reserves	$624,256	$555,679	$235,062	$297,879
Unearned premiums	263,573	306,945	383,458	421,788
Long-term borrowings	739,269	738,162	—	—
Other liabilities	145,140	170,113	57,329	77,394
Total equity	4,089,851	3,881,811	3,827,075	3,273,739
Total liabilities and equity	$5,862,089	$5,652,710	$4,502,924	$4,070,800

Other Operating Data	Six months ended June 30,		Year ended December 31,
($ amounts in thousands)	2021	2020	2020	2019	2018
NIW (for the period ended) (1)	$51,591,204	$46,304,163	$99,871,017	$62,430,886	$39,960,673
Primary IIF (as of) (2)	$217,476,971	$197,046,606	$207,947,405	$181,784,957	$157,103,442
Primary RIF (as of) (3)	$54,642,648	$49,867,511	$52,475,465	$46,245,556	$40,135,601
Persistency Rate (for the period ended) (4)	59%	66%	59%	76%	82%
Adjusted Operating Income (for the period ended) (5)	$259,931	$141,497	$373,047	$561,772	$484,298
Loss ratio (for the period ended) (6)	17%	53%	39%	6%	5%
Expense ratio (net earned premiums) (for the period ended) (7)	26%	23%	24%	25%	26%
PMIERs excess (as of) (8)	$1,941,334	$1,274,871	$1,229,122	$1,056,884	$786,285
PMIERs sufficiency ratio (as of) (9)	165%	143%	137%	138%	129%
Dividends (10)	$—	$—	$437,353	$250,000	$50,000
GMICO RTC ratio (as of) (11)	12.0	12.2	12.3	12.5	12.5
PIF (count) (as of)	933,616	896,232	924,624	851,070	772,470
Delinquent loans (count) (as of) (12)	33,568	53,587	44,904	16,392	16,860
Delinquency Rate (as of) (13)	3.60%	5.98%	4.86%	1.93%	2.18%
Return on equity (14)	13%	7%	10%	16%	17%
Operating leverage (15)	32%	26%	22%	24%	16%
_______________
(1)Presents the aggregate loan balance on new primary policies written during a given period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”
(2)Presents the aggregated estimated unpaid principal balance of the primary mortgages we insure at a given date. IIF represents the remaining unpaid principal balance of NIW from all prior periods less policy cancellations (including for prepayment, nonpayment of premiums and claims payment) and rescissions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”
(3)Presents the aggregate amount of coverage we provide on primary policies in-force as of a given date. RIF is calculated as the sum total of coverage percentage of each individual policy in our portfolio applied to the estimated unpaid principal balance of such insured mortgage. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”
(4)Presents the annualized percentage of IIF for prior periods (quarter) on a primary basis that remains as of a given date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”
(5)Adjusted operating income is a Non-GAAP measure. We present adjusted operating income as a supplemental measure of our performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Use of Non-GAAP Measures” for its definition and “Basis of Presentation and Non-GAAP Measures—Non-GAAP Measures.
(6)Calculated by dividing losses incurred by net earned premiums.
(7)Calculated by dividing acquisition and operating expenses, net of deferrals, plus amortization of DAC and intangibles by net earned premiums.
(8)Calculated as total available assets less net required assets, based on the published PMIERs then in effect
(9)Calculated as total available assets divided by net required assets, based on the published PMIERs then in effect
(10)2020 dividend of $437,353 thousand represents the net proceeds distributed from EHI to Genworth Holdings following EHI’s debt issuance in August 2020. No dividends were paid by GMICO during 2020. Dividends from prior years are from EHI fully funded by GMICO.
(11)Our primary operating subsidiary, GMICO’s RTC ratio, calculated by dividing GMICO’s statutory RIF by its statutory capital (insurer’s policyholders’ surplus plus the statutory contingency reserves)
(12)Presents on a primary basis the total delinquent loans reported to us as of the dates indicated. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”
(13)Presents on a primary basis the total reported delinquent loans divided by the total policies in force. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”
(14)Calculated as annualized adjusted operating income for the period indicated divided by the average of current period and prior periods’ ending total stockholders’ equity
(15)Calculated by dividing PMIERs reinsurance credit by PMIERs gross required assets

Other Operating Data	Three Months Ended June 30,
($ amounts in millions)	2021	2020
NIW (for the period ended)	$26,657	$28,396
Primary IIF (as of)	$217,477	$197,047
Primary RIF (as of)	$54,643	$49,868
Persistency Rate (for the period ended)	63%	59%
Net Premiums Earned (for the period ended) (1)	$242	$243
Loss ratio (for the period ended)	12%	94%
Expense ratio (net earned premiums) (for the period ended)	27%	22%
Net Income (for the period ended) (2)	$131	$(4)
Adjusted Operating Income (for the period ended)	$134	$(4)
Policies In-Force (count) (as of)	933,616	896,232
Delinquent loans (count) (as of)	33,568	53,587
Delinquency Rate (as of)	3.60%	5.98%
Forbearance Rate (as of) (3)	3.89%	7.69%
PMIERs excess (as of)	$1,941	$1,275
PMIERs sufficiency ratio (as of)	165%	143%
Operating leverage	32%	26%
Book value (total equity) (as of) (4)	$4,090	$4,032
Debt-To-Capital (5)	15%	—%
Return on equity	13%	—%
Enact HoldCo Cash (6)	$284	$—
GMICO RTC ratio (as of)	12.0	12.2
_______________
(1)Presents the gross direct earned premiums and assumed premiums net of ceded premiums
(2)Represents net income on a U.S. GAAP consolidated basis
(3)Calculated by dividing total forbearances as reported by servicers by the total policies in force
(4)Represents Total Equity on a U.S. GAAP consolidated basis
(5)Calculated by dividing total debt outstanding by total equity plus total debt outstanding
(6)Represents Cash and Cash Equivalents held at Enact
The following table includes NIW, primary IIF, compound annual growth rate (“CAGR”), persistency rate and premium for the years ended December 31, and the six months ended June 30:

	June 30,	December 31,
($ amounts in thousands)	2021	2020	2019	2018	2017	2016
NIW(1)	$51,591,204	$99,871,017	$62,430,886	$39,960,673	$38,931,833	$42,670,234
Primary IIF(2)	$217,476,971	$207,947,405	$181,784,957	$157,103,442	$143,146,135	$129,211,045
Persistency rate	59%	59%	76%	82%	81%	76%
Premiums(3)	$495,022	$971,365	$856,976	$746,864	$694,843	$659,494
_______________
(1)NIW CAGR from 2016 to 2020 is 24%.
(2)Primary IIF CAGR from 2016 to 2020 is 13%.
(3)Premium CAGR from 2016 to 2020 is 10%. Premiums represents U.S. mortgage insurance segment for 2016-2017 and EHI for 2018-2020

The following table includes our average premium rates before and after the impact of single premium policy cancellations and ceded premiums for the three months ended as of the dates indicated:

($ amounts in billions)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Base premium rate (bps)(1)	45	46	46	47	46
Single cancellations(2)	4	5	6	6	7
Ceded premium(3)	(4)	(3)	(3)	(3)	(3)
Net premium rate (bps)(4)	45	48	49	50	50
Average IIF(5)	$214	$209	$206	$200	$193
_______________
(1)Base Premium Rate represents Net Premiums Earned excluding premium from single cancellations and premiums ceded related to our reinsurance program annualized and divided by average IIF
(2)Single Cancellations Rate represents premiums from single cancellations annualized divided by average IIF
(3)Ceded premium rate represents premiums ceded from our CRT program annualized divided by average IIF
(4)Net Premium Rate represents Net Premiums Earned annualized divided by average IIF
(5)Average IIF represents the average of prior period IIF and current period IIF
The following table includes a reconciliation of net income to adjusted operating income for the years ended December 31, the three months ended June 30, and the six months ended June 30:

	Six months ended June 30,		Three months ended June 30,		Years ended December 31,
(Amounts in thousands)	2021	2020	2021	2020	2020	2019	2018
Net income	$255,943	$141,225	$130,812	$(4,040)	$370,421	$677,628	$453,601
Adjustments to net income:
Net investment (gains) losses	2,709	344	1,753	438	3,324	(718)	552
Costs associated with reorganization	2,339	—	2,316	—	—	—	—
Change in fair value of unconsolidated affiliate	—	—	—	—	—	(127,397)	55,570
Taxes on adjustments	(1,060)	(72)	(854)	(92)	(698)	12,259	(25,425)
Adjusted operating income	$259,931	$141,497	$134,027	$(3,694)	$373,047	$561,772	$484,298

RISK FACTORS
Investing in our common stock involves a high degree of risk, including the potential loss of all or part of your investment. Before making an investment decision to purchase our common stock, you should carefully read and consider all of the risks and uncertainties described below, some of which may be exacerbated by COVID-19 and related developments, as well as other information included in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing at the end of this prospectus. The occurrence of any of the following risks or additional risks and uncertainties that are currently immaterial or unknown could have a material adverse effect on our business, results of operations and financial condition. The following risk factors are not necessarily presented in order of relative importance and should not be considered to represent a complete set of all potential risks that could affect us. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See “Cautionary Note Regarding Forward-Looking Statements and Market Data.”
Risks Relating to Our Business
The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines, and other actions taken by governmental authorities in response to the pandemic.
The COVID-19 pandemic continues to negatively impact economic and commercial activity and financial markets, both globally and within the United States. Stay-at-home orders, travel restrictions and closure of non-essential businesses and similar orders imposed across the United States to restrict the spread of COVID-19 have resulted in significant business and operational disruptions, including business closures, supply chain disruptions, and mass layoffs and furloughs. Although most jurisdictions have subsequently lifted stay-at-home orders and moved to phased opening of businesses, capacity restrictions and health and safety recommendations that encourage continued physical distancing and working remotely have limited the ability of businesses to return to pre-pandemic levels of activity and employment and the potential for resurgence of cases of the disease (including as a result of the emergence of new variants) could lead to the reimposition of restrictions designed to curb its spread.
Since the outbreak of the COVID-19 pandemic, there have been a number of governmental and GSE efforts to implement programs designed to assist individuals and businesses impacted by the virus. On March 27, 2020, the CARES Act was signed into law. The CARES Act provides financial assistance for businesses and individuals and targeted regulatory relief for financial institutions. Among many other things, for up to 120 days after the termination date of the national emergency concerning COVID-19 declared by the Trump Administration on March 13, 2020 under the National Emergencies Act, the CARES Act required mortgage servicers to provide up to 180 days of forbearance for borrowers with a federally backed mortgage loan who asserted they had experienced a financial hardship related to COVID-19. The forbearance could be extended for an additional 180 days up to a year in total or shortened at the request of the borrower. In addition, on February 25, 2021, the FHFA announced that borrowers with a mortgage backed by the GSEs who are in an active COVID-19 forbearance plan as of February 28, 2021 may request up to two additional forbearance extensions for a maximum of 18 months of total forbearance relief. In addition, the CARES Act provides that furnishers of credit reporting information, including servicers, should continue to report a loan as current to credit reporting agencies if the loan is subject to a payment accommodation, such as forbearance, so long as the borrower abides by the terms of the accommodation. Many servicers have updated and improved their reporting to private mortgage insurers for when a loan is covered by forbearance.

The foreclosure moratorium for mortgages that are purchased by the GSEs expired on July 31, 2021. However, on June 28, 2021 the Consumer Financial Protection Bureau (“CFPB”) issued a final rule to amend Regulation X of the Real Estate Settlement Procedures Act effective August 31, 2021 to assist mortgage borrowers affected by the COVID-19 emergency. The final rule establishes temporary procedural changes that permit a loss mitigation review prior to a servicer’s first notice or foreclosure filing on certain mortgages. On June 29, 2021, the FHFA announced that servicers were immediately prohibited from making a first notice or foreclosure filing for mortgages backed by the GSEs that would be prohibited by the CFPB Regulation X Final Rule before it took effect on August 31, 2021. These announcements generally prohibit servicers from starting foreclosures on mortgages purchased by the GSEs until after December 31, 2021.
Any delays in foreclosure, including foreclosure moratoriums imposed by state and local governments and the GSEs due to COVID-19, could cause our losses to increase as expenses accrue for longer periods or if the value of foreclosed homes decline during such foreclosure delays. If we experience an increase in claim severity resulting in claim amounts that are higher than expected, our business, results of operations and financial condition could be adversely affected. In addition, the expiration or discontinuation of any governmental or GSE forbearance or foreclosure relief program could further exacerbate the financial condition of borrowers on loans we insure or economic conditions generally, which could have a material adverse effect on our business, results of operations and financial condition. We have taken steps to mitigate some of the risks associated with COVID-19. However, we are currently unable to estimate the magnitude of the impact that the pandemic will ultimately have on our business, results of operations and financial condition. While the impact of the developing COVID-19 pandemic is difficult to predict, the related outcomes and impact on our business will depend on the spread and duration of the pandemic, including the duration of any resurgences of COVID-19 and its variants, the effectiveness of vaccines, the willingness of people to be vaccinated, regulatory and government actions to support housing and the economy, social distancing, the need to reimpose restrictions and other spread mitigating actions, and the shape of the economic recovery. We are continuing to monitor COVID-19 developments, regulatory and government actions including the impact of the CARES Act and programs announced by the GSEs, and the potential financial impacts on our business. To date, we have aligned our business with the temporary origination and servicing guidelines announced by the GSEs and activated our business continuity program by transitioning to a work-from-home virtual workforce. We currently plan to return to the office in January 2022 on a limited basis and operate under a hybrid office and work-from-home model for the near term.
We expect that COVID-19 and measures taken to reduce its spread will continue to pervasively impact our business, subjecting us to the following risks:
•The pandemic has resulted in a material increase in new defaults as borrowers fail to make timely payments on their mortgages, primarily as a result of unemployment and mortgage forbearance programs that allow borrowers to defer mortgage payments. This may impact our business’ ability to remain compliant with the PMIERs’ financial requirements. We experienced primary new delinquencies of 16,915 during the first six months of 2021 of which 6,862 occurred in the second quarter of 2021. The primary delinquency rate, which includes both new and existing delinquencies, was 3.60% as of June 30, 2021 compared to 5.98% as of June 30, 2020. Approximately 50% of our primary new delinquencies in the first six months of 2021 were subject to a forbearance plan as compared to less than 5% in recent quarters prior to COVID-19. Of the total number of loans in forbearance, 41% of the borrowers were still making payments, while 59% were reported as delinquent as of June 30, 2021.
•The pandemic could place a significant strain on the operations and financial condition of mortgage servicers, which could disrupt the servicing or servicing transfers of mortgage loans covered by our insurance policies or result in servicers failing to timely remit premiums and appropriately report the status of loans, including whether the loans are subject to a COVID-19-related forbearance program.

•We could receive fewer mortgage insurance premiums as a result of loans going into default or be unable to cancel insurance coverage for nonpayment of premiums due to state moratoriums that could temporarily suspend such actions by insurers.
•Decreases in overall policy persistency and an increased level of mortgage loan refinancings, driven by historically low mortgage interest rates as a result of U.S. monetary policy following COVID-19 and other reasons, could reduce the profitability of our insurance portfolio.
•Stimulative monetary policy, including Federal Reserve bond purchases and reductions in the Federal Reserve’s target federal funds rate to 0.0% - 0.25% beginning March 2020, which have reduced our net interest income and margins, and the potential for future interest rate increases due to inflation resulting from fiscal and monetary stimulus provided by the federal government as a result of the COVID-19 pandemic.
•As a result of COVID-19-related relief programs, many loans in our delinquency inventory have entered forbearance plans and we anticipate that defaults related to the pandemic, if not cured or otherwise substantially mitigated, could remain in our defaulted loan inventory for a protracted period of time, potentially resulting in an increased number of claims and higher levels of claim severity for loans that ultimately result in a claim. Historically, forbearance plans such as those put in place as a result of COVID-19 have reduced the incidence of our losses on affected loans. However, given the uncertainty around the long-term impact of COVID-19, it is difficult to predict whether a loan’s delinquency will result in a cure or claim when its forbearance plan ends. The severity of losses associated with loans whose delinquencies do not cure will depend on the duration of the forbearance and economic conditions at that time and our current estimates about the number of delinquencies for which we will receive claims, and the amount, or severity, of each claim, could increase or decrease. For new loans originated and insured on or after October 1, 2014, our mortgage insurance policies limit the number of months of unpaid interest and associated expenses that are included in the mortgage insurance claim amount to a maximum of 36 months.
•While vaccines for COVID-19 are being, and have been, developed, approved and distributed, there is no guarantee that any such vaccine will be entirely effective, work as expected or will be accepted on a significant scale across all geographies.
•The extended duration of the COVID-19 pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants) and the reimposition of restrictions designed to curb its spread could lead to pressure on home prices in addition to elevated unemployment, which could cause additional new delinquencies, as well as potentially result in increased claims and higher levels of claim severity.
•The GSEs’ business practices and policies have changed in response to COVID-19, with a shift in their primary objectives to supporting borrowers impacted by the pandemic and protecting the ongoing functioning of the United States housing finance system. As the situation continues to evolve, the actions of the FHFA and the GSEs in response to COVID-19 are likely to continue to significantly impact the United States housing finance system. These actions may include additional PMIERs capital requirements or other material restrictions on us. Because private mortgage insurance is an important component of this system, these actions (as well as other governmental actions in response to the pandemic) have had, and may continue to have, an adverse impact on our mortgage insurance operations and performance.
•The number of home purchases or mortgage refinancings may continue to be materially affected by the impact of the pandemic on general economic conditions, including the unemployment rate and the availability of credit for mortgage loans. In addition, public and private sector initiatives to reduce the transmission of COVID-19, such as the imposition of restrictions on business activities, may continue to affect the number of new mortgages available for us to insure as real estate markets confront challenges in the mortgage origination and home sale process created by social distancing, widespread adoption of remote work policies, and other measures. Any significant adverse impact to our business, results of operations and financial condition could lead to lower credit ratings and impaired capital, both of which could hinder our businesses from offering their products, preclude them from returning capital to our Parent and our holding company, and thereby harm our liquidity.
•The models, assumptions and estimates we use to establish loss reserves and claim rates may not be accurate, especially in the event of an extended economic downturn or a period of extreme market volatility and uncertainty such as we are currently experiencing due to COVID-19. For example, cures for loan defaults resulting from the pandemic are emerging more slowly than we had previously experienced in the context of other FEMA-declared emergencies due to extended forbearance programs. While we continue to expect forbearance programs to benefit ultimate cure rates, this emergence may result in ultimate cure rates below our expectations. Consequently, the ultimate claim rate may be higher than our expectations.
•Adverse impacts on capital, credit and reinsurance market conditions, which may limit our ability to issue MILNs or purchase reinsurance on favorable terms or at all, or access traditional financing methods. Such adverse impacts may increase our cost of capital and affect our ability to meet liquidity needs.
•Increases in our internal controls and procedures needed to manage increased risks associated with the COVID-19 pandemic.
•The rating agencies continually review the financial strength ratings assigned to us, our primary operating subsidiary, GMICO, and our Parent, and the ratings are subject to change. COVID-19 and its impact on our financial condition and results of operations could cause one or more of the rating agencies to downgrade the ratings assigned to one or more of us, GMICO, and our Parent.
Ultimately, the impact of COVID-19 on our business will depend on, among other things: the extent and duration of the pandemic, the severity of the disease and the number of people infected with the virus and effectiveness of vaccines; the willingness of people to be vaccinated; the resurgence of cases of the disease (including as a result of the emergence of new variants) and the reimposition of restrictions designed to curb its spread; the effects on the economy of the pandemic and of the measures taken by governmental authorities and other third parties restricting day-to-day life; governmental and private party programs implemented to assist new and existing borrowers, including programs and policies instituted by the GSEs to assist borrowers experiencing a COVID-19- related hardship such as forbearance plans and suspensions of foreclosure and evictions; and the impact on the mortgage origination market. The level of disruption, the economic downturn, the potential global recession, and the far-reaching effects of COVID-19 could negatively affect our investment portfolio and cause harm to our business if they persist for long periods of time. COVID-19 could also disrupt medical and financial services and has resulted in us practicing social distancing with our employees through office closures, all of which could disrupt our normal business operations. Due to the unprecedented and rapidly changing social and economic impacts associated with COVID-19 on the United States and global economies generally, and in particular on the United States housing, real estate and housing finance markets, there is significant uncertainty regarding the ultimate impact on our business, business prospects, results of operations and financial condition and our estimates or predictions regarding such impact may be materially wrong.

If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.
In furtherance of Fannie Mae and Freddie Mac’s respective charter requirements, each GSE adopted PMIERs effective December 31, 2015. On September 27, 2018, the GSEs issued a revised version of the PMIERs, which became effective March 31, 2019. On June 29, 2020, the GSEs issued guidance amending PMIERs further, in light of COVID-19, effective June 30, 2020 (as amended, the “PMIERs Amendment”). In September 2020, the GSEs issued an amended and restated version of the PMIERs Amendment that clarified Section I (Risk-Based Required Asset Amount Factors), which became effective retroactively on June 30, 2020, and includes a new Section V (Delinquency Reporting), which became effective on December 31, 2020. On December 4, 2020, the GSEs issued a revised and restated version of the PMIERs Amendment that revised and replaced the version issued in September 2020. The December 4, 2020 version extended the application of reduced PMIERs capital factors to each non-performing loan that has an initial missed monthly payment occurring on or after March 1, 2020 and prior to April 1, 2021 and capital preservation period from March 31, 2021 to June 30, 2021. On June 30, 2021, the GSEs issued a revised and restated version of the PMIERs Amendment that replaced the version issued on December 4, 2020. The June 30, 2021 version allows loans that enter a forbearance plan due to a COVID-19 hardship on or after April 1, 2021 to remain eligible for extended application of the reduced PMIERs capital factor for as long as the loan remains in forbearance. The June 30, 2021 version also extends the capital preservation period through December 31, 2021 with certain exceptions, as described below.
The PMIERs include financial requirements for mortgage insurers under which a mortgage insurer’s “Available Assets” (generally only the most liquid assets of an insurer) must meet or exceed “Minimum Required Assets” (which are based on an insurer’s RIF and are calculated from tables of factors with several risk dimensions and are subject to a floor amount) and otherwise generally establish when a mortgage insurer is qualified to issue coverage that will be acceptable to the respective GSE for acquisition of high LTV mortgages. The GSEs may amend or waive PMIERs at their discretion, impose additional conditions or restrictions on us and also have broad discretion to interpret PMIERs, which could impact the calculation of our “Available Assets” and/or “Minimum Required Assets.” The amount of capital that GMICO may be required in the future to maintain the “Minimum Required Assets” as defined in PMIERs, and operate our business is dependent upon, among other things: (i) the way PMIERs are applied and interpreted by the GSEs and the FHFA as and after they are implemented; (ii) the future performance of the housing market, including as a result of COVID-19 and the length and speed of recovery; (iii) our generation of earnings in our business, “Available Assets” and “Minimum Required Assets,” reducing RIF and reducing delinquencies as anticipated, and writing anticipated amounts and types of new mortgage insurance business; and (iv) our overall financial performance, capital and liquidity levels. Depending on our actual experience, the amount of capital required under PMIERs may be higher than currently anticipated. In the absence of a premium increase for new business, if we hold more capital relative to insured loans, our returns will be lower. We may be unable to increase premium rates for various reasons, principally due to competition. Our inability, on the other hand, to increase the capital as required in the anticipated timeframes and on the anticipated terms, and to realize the anticipated benefits, could have a material adverse impact on our business, results of operations and financial condition. More particularly, our ability to continue to meet the PMIERs financial requirements and maintain a prudent amount of capital in excess of those requirements, given the dynamic nature of asset valuations and requirement changes over time, is dependent upon, among other things: (i) our ability to complete CRT transactions on our anticipated terms and timetable, which, as applicable, are subject to market conditions, third-party approvals and other actions (including approval by the GSEs), and other factors that are outside of our control and (ii) our ability to contribute holding company cash or other sources of capital to satisfy the portion of the financial requirements that are not satisfied through these transactions. See “—CRT transactions may not be available, affordable or adequate to protect us against losses.” The GSEs may amend or waive PMIERs at their discretion, and also have broad discretion to interpret PMIERs, which could impact the calculation of our “Available Assets” and/or “Minimum Required Assets.”
The PMIERs Amendment implemented both permanent and temporary revisions to PMIERs. For loans that became non-performing due to a COVID-19 hardship, PMIERs was permanently amended with respect to each non-performing loan that (i) has an initial missed monthly payment occurring on or after March 1, 2020 and prior to April 1, 2021 or (ii) is subject to a forbearance plan granted in response to a financial hardship related to COVID-19, the terms of which are materially consistent with terms of forbearance plans offered by the GSEs. The risk-based required asset amount factor for the non-performing loan will be the greater of (a) the applicable risk-based required asset amount factor for a performing loan were it not delinquent, and (b) the product of a 0.30 multiplier and the applicable risk-based required asset amount factor for a non-performing loan. In the case of (i) above, absent the loan being subject to a forbearance plan described in (ii) above, the 0.30 multiplier will be applicable for no longer than three calendar months beginning with the month in which the loan became a non-performing loan due to having missed two monthly payments. Loans subject to a forbearance plan described in (ii) above include those that are either in a repayment plan or loan modification trial period following the forbearance plan unless reported to the approved insurer that the loan is no longer in such forbearance plan, repayment plan, or loan modification trial period. The PMIERs Amendment also imposed temporary capital preservation provisions through December 31, 2021 that require an approved insurer to meet certain PMIERs minimum required asset buffers (150% in the third quarter of 2021 and 115% in the fourth quarter of 2021) or otherwise obtain prior written GSE approval before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing agreements even if such insurer had a surplus of available assets. In addition, the PMIERs Amendment imposes permanent revisions to the risk-based required asset amount factor for non-performing loans for properties located in future Federal Emergency Management Agency (“FEMA”) Declared Major Disaster Areas eligible for individual assistance. Therefore, the PMIERs Amendment may restrict or prevent GMICO from paying us dividends. See “—Risks Relating to Our Business—We are a holding company, and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations” and “Regulation—Agency Qualification Requirements.” We anticipate that the GSEs may take further action in the event COVID-19 hardships continue through 2021. If the temporary provisions of the PMIERs Amendment are not extended to include new delinquencies occurring on or after April 1, 2021, or borrower forbearance plans are not extended beyond eighteen months, it could have a material effect on our business, results of operations and financial condition.
Our assessment of PMIERs compliance is based on a number of factors, including our understanding of the GSEs’ interpretation of the PMIERs financial requirements. Although we believe we have sufficient capital as required under PMIERs and we remain an approved insurer, there can be no assurance these conditions will continue. The GSEs require GMICO to maintain a maximum statutory RTC ratio of 18:1 or they reserve the right to reevaluate the amount of PMIERs credit for reinsurance and other CRT transactions available under PMIERs indicated in their approval letters. There can be no assurance we will continue to meet the conditions contained in the GSE letters approving credit for reinsurance and other CRT transactions against PMIERs financial requirements. Freddie Mac has also imposed additional requirements on our option to commute these reinsurance agreements. Both GSEs reserved the right to periodically review the reinsurance transactions for treatment under PMIERs. If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.

Additionally, compliance with PMIERs requires us to seek the GSEs’ prior approval before taking many actions, including implementing certain new products or services, entering into inter-company agreements among others and, in response to COVID-19, through December 31, 2021, paying any dividends, pledging or transferring assets to an affiliate if we fail to meet certain PMIERs minimum required asset buffers (150% in the third quarter of 2021 and 115% in the fourth quarter of 2021). PMIERs’ prior approval requirements could prohibit, materially modify or delay us in our intended course of action. For example, in connection with the AXA Settlement, our Parent has pledged 19.9% of our common stock held by GHI to secure the Promissory Note. If our Parent defaulted on its covenants or other obligations under the Promissory Note and AXA S.A. (“AXA”) desired to foreclose on such pledge, in addition to AXA obtaining NCDOI approval for the transfer, we would need to obtain GSE approval prior to the transfer of any shares under the Promissory Note. See “Risks Relating to Our Continuing Relationship with Our Parent—Our Parent’s indebtedness and potential liquidity constraints may negatively affect us” and “Risks Relating to Our Continuing Relationship with Our Parent—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.” Further, the GSEs may modify or change their interpretation of terms they require us to include in our mortgage insurance coverage for loans purchased by them, requiring us to modify our terms of coverage or operational procedures to remain an approved insurer, and such changes could have a material adverse impact on our business, results of operations and financial condition. It is possible the GSEs could, in their own discretion, require additional limitations and/or conditions on certain of our activities and practices that are not currently in the PMIERs for us to remain an approved insurer.
In September 2020, subsequent to the issuance of our $750 million aggregate principal amount of Senior Notes due 2025 (the “2025 Senior Notes”), the GSEs imposed certain restrictions (the “GSE Restrictions”) with respect to capital on our business. In May 2021, in connection with their conditional approval of the consummation of this offering, the GSEs confirmed the GSE Restrictions will remain in effect until the following collective conditions (the “GSE Conditions”) are met: (i) GMICO obtains a “BBB+”/“Baa1” (or higher) rating from Standard & Poor’s Financial Services, LLC (“Standard & Poor’s”), Moody’s Investor Service, Inc. (“Moody’s”) or Fitch Ratings, Inc. (“Fitch”) for two consecutive quarters and (ii) our Parent achieves a debt leverage ratio (excluding U.S. life business equity) that is less than 25% and a cash coverage ratio that is at least 2.5 for two consecutive quarters. Prior to the satisfaction of the GSE Conditions, the GSE Restrictions require (a) GMICO to maintain 115% of PMIERs Minimum Required Assets through 2021, 120% during 2022 and 125% thereafter (unless our Parent owns directly or indirectly 70% or less of our common stock by December 31, 2021, in which case the GSE Restrictions require GMICO to maintain 115% of PMIERs Minimum Required Assets through 2022, 120% during 2023 and 125% thereafter), (b) the Company to retain available liquidity the greater of either 13.5% of outstanding EHI debt or $300 million of its holding company cash that can be drawn down exclusively for Company debt service or to contribute to GMICO to meet its regulatory capital needs including PMIERs, and (c) prior written approval must be received from the GSEs before any additional debt issuance by either GMICO or the Company. In addition, GMICO is not permitted to make any dividends or distributions that would cause the PMIERs Available Assets to fall below the PMIERs Minimum Required Assets percentages set forth in clause (a) above. In addition, in calculating PMIERs Available Assets relative to any dividend or distribution, PMIERs Available Assets shall be calculated consistent with the capital preservation provisions of the PMIERs Amendment, and any amendments thereto. We distributed $437 million of the net proceeds from the 2025 Senior Notes to GHI at the closing of the offering of our 2025 Senior Notes. Thereafter, our Parent repaid debt maturities in an amount equal to the net proceeds of the offering of our 2025 Senior Notes (less certain amounts held back to fund interest payments and offering costs and expenses). In March 2021, our Parent sold all of its common shares in Genworth Mortgage Insurance Australia Limited (“GMA”), which resulted in a mandatory payment of approximately £176 million, including £2 million of interest, under the Promissory Note entered into in connection with the AXA Settlement, leaving a balance owed of approximately £249 million ($344 million), which is subject to increase. See "—Our Parent's indebtedness and potential liquidity constraints may negatively affect us." Until the GSE Conditions imposed in connection with the GSE Restrictions are met, EHI’s liquidity must not fall below 13.5% of its outstanding debt. The GSEs’ conditional approval of this offering remains in effect through September 30, 2021, however, if this offering is not completed prior to October 2021, the GSEs will likely reassess the GSE Restrictions.
In addition, the GSEs could recommend revisions to the GSE Restrictions based on a variety of factors, including the outcome of this offering. The GSEs informed us that a consummation of this offering resulting in our Parent owning 70% or less of EHI by year end 2021 would delay each step up of the PMIERs minimum required asset requirements described in clause (a) above by one calendar year. In addition, Fannie Mae agreed to reconsider the GSE Restrictions if our Parent were to own 50% or less of EHI at any point prior to their expiration. We will continue to assess our options, including the aforementioned consummation of this offering outlined by the GSEs. Currently, our Parent expects to indirectly own at least 80% of EHI common stock following the consummation of this offering and the Concurrent Private Placement, and has informed us they have no intention of entering into any transaction that would result in Parent owning 70% or less of our common stock indirectly. In addition, we have also entered into a Tax Allocation Agreement with our Parent that depends on our Parent’s continuing ownership of at least 80% of our common stock by both voting power and value. In the event that the Parent were to hold less than 80% of our common stock by either voting power or value, we would cease to be a member of the Genworth Consolidated Group and may be required to make a payment to the Parent in respect of tax benefits for which we received credit under the Tax Allocation Agreement, but which had not been utilized by the Genworth Consolidated Group at such time. These tax benefits would be available to reduce our tax liabilities in periods after we leave the Genworth Consolidated Group, subject to any applicable limitation that may apply with respect to such period or tax benefit.
Additional requirements or conditions imposed by the GSEs could limit our operating flexibility and the areas in which we may write new business and may adversely impact our competitive position and our business, the ability of our subsidiaries to pay dividends and our ability to pay down debts. See “Regulation—Agency Qualification Requirements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Conditions.”
A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.
Losses in our mortgage insurance business generally result from events, such as a borrower’s reduction of income, unemployment, underemployment, divorce, illness, inability to manage credit, or a change in interest rate levels or home values, that reduce a borrower’s willingness or ability to continue to make mortgage payments. Rising unemployment rates and deteriorations in economic conditions, including as a result of COVID-19, across the United States or in specific regional economies, generally increase the likelihood of borrower defaults and can also adversely affect housing values, which increases our risk of loss. See “—The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines and other actions taken by governmental authorities in response to the pandemic.” An increase in interest rates typically leads to higher monthly payments for borrowers with existing adjustable rate mortgages (“ARMs”) and could materially impact the cost and availability of refinance options for borrowers. See “—Interest rates and changes in rates could materially adversely affect our business, results of operations and financial condition.” A decline in home values typically makes it more difficult for borrowers to sell or refinance their homes, increasing the likelihood of a default followed by a claim if borrowers experience a job loss or other life events that reduce their incomes or increase their expenses. In addition, declines in home values may also decrease the willingness of borrowers with sufficient resources to make mortgage payments when their mortgage balances exceed the values of their homes. Declines in home values typically increase the severity of any claims we may pay. The seasonally-adjusted Purchase-Only U.S. Home Price Index of the FHFA, which is based on single-family properties whose mortgages have been purchased or securitized by Fannie Mae or Freddie Mac, indicates that home prices increased by 9.6% in the first six months of 2021, after increasing by 11.6%, 5.9%, 5.6% and 6.2% in 2020, 2019, 2018 and 2017, respectively. The price-to-income ratio in some markets exceeds its historical average, in part as a result of recent home price appreciation outpacing increases in income. Given this steady rise in such home prices from 2016 through 2019 and steep rise in home prices in 2020, we could experience a higher frequency and severity of defaults should home values decline in 2021 or subsequent years. Any of these events may have a material adverse effect on our business, results of operations and financial condition.
Housing values could also decline due to specific trends that would affect the housing and mortgage markets, such as decreased demand for homes, including as a result of social distancing, widespread adoption of remote work policies and other measures put in place as a result of COVID-19, changes in homebuyers’ expectations for potential future home value appreciation, increased restrictions or costs for obtaining mortgage credit due to tightened underwriting standards, tax policy, regulatory developments, higher interest rates and customers’ liquidity issues. Declining housing values may impact the effectiveness of our loss management programs, eroding the value of mortgage collateral and reducing the likelihood that properties with defaulted mortgages can be sold for an amount sufficient to offset unpaid principal and interest losses.
The amount of the loss we could suffer depends in part on whether the home of a borrower who defaults on a mortgage can be sold for an amount that will cover the unpaid principal balance, interest and the expenses of the sale. In previous economic slowdowns in the United States, we experienced a pronounced weakness in the housing market, as well as declines in home prices. These economic slowdowns and the resulting impact on the housing market drove high levels of delinquencies. Mortgage forbearance programs and any delays in foreclosure processes, including foreclosure moratoriums imposed by state and local governments due to COVID-19, could cause our losses to increase as expenses accrue for longer periods or if the value of foreclosed homes further decline during such delays; however, for new loans originated and insured on or after October 1, 2014, our mortgage insurance policies limit the number of months of unpaid interest and associated expenses that are included in the mortgage insurance claim amount to a maximum of 36 months. If we experience an increase in the number or the cost of delinquencies or losses that are higher than expected, including as a result of borrowers’ exit from forbearance programs upon such borrowers reaching the maximum term of forbearance, our business, results of operations and financial condition could be adversely affected.
We establish loss reserves when we are notified that an insured loan is in default, based on management’s estimate of claim rates and claim sizes, which are subject to uncertainties and are based on assumptions about certain estimation parameters that may be volatile. As a result, the actual claim payments we make may materially differ from the amount of our corresponding loss reserves.
Our practice, consistent with industry practice and statutory accounting principles (“SAP”) applicable to insurance companies, is to establish loss reserves in our consolidated U.S. GAAP financial statements based on claim rates and severity for loans that servicers have reported to us as being in default, which is typically after the second missed payment. We also establish incurred but not reported (“IBNR”) reserves for estimated losses incurred on loans in default that have not yet been reported to us by servicers.
The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment and numerous assumptions by management, and changes in assumptions or deviations of actual experience for assumptions can have material impacts on our loss reserves and net income (loss). Thus, our loss estimates may vary widely from quarter to quarter. We establish loss reserves using our best estimates of claim rates and severity to estimate the ultimate losses on loans reported to us as being in default as of the end of each reporting period. The sources of uncertainty affecting the estimates are numerous and include both internal and external factors. Internal factors include, but are not limited to, changes in the mix of exposures, loss mitigation activities and claim settlement practices. Significant external factors include changes in general economic conditions, including home prices, unemployment/underemployment, interest rates, tax policy, credit availability, government housing policies, government and GSE loss mitigation and mortgage forbearance programs, state foreclosure timelines, GSE and state foreclosure moratoriums and types of mortgage products. Because our assumptions relate to these factors that are not known in advance, change over time, are difficult to accurately predict and are inherently uncertain, we cannot determine with precision the ultimate amounts we will pay for actual claims or the timing of those payments. Even in a stable economic environment, the actual claim payments we make may be substantially different and even materially exceed the amount of our corresponding loss reserves for such claims. Small changes in assumptions or small deviations of actual experience from assumptions can have, and in the past have had, material impacts on our reserves, results of operations and financial condition.
In addition, sudden and/or unexpected deterioration of economic conditions, including as a result of COVID-19, may cause our estimates of loss reserves to be materially understated. Our results of operations, financial condition and liquidity could be adversely impacted if, and to the extent, our actual losses are greater than our loss and IBNR reserves.
As of June 30, 2021, we had established loss reserves and reported losses incurred for 33,568 primary loans in our delinquency inventory. This significant increase in loss reserves as compared to pre-COVID time periods was driven mostly by higher new delinquencies from borrower forbearance due to COVID-19. We expect a large portion of these delinquencies to cure; however, reserves recorded related to borrower forbearance rely on a high degree of estimation and assumptions that lack comparable historic data. Therefore, it is possible we could have higher contractual obligations related to these loss reserves if they do not cure as we expect. We expect that delinquencies will remain volatile and could increase or decrease, including as borrowers’ exit from forbearance programs upon reaching the maximum term of forbearance and depending on the level of economic recovery from COVID-19, including as a result of the continued elevated level of unemployment associated with changes in consumer behavior and initiatives intended to reduce the transmission of COVID-19. As a result, we expect our losses incurred and loss reserves to be volatile in future periods. The impact of COVID-19 on the number of delinquencies, our losses incurred and loss reserves will be influenced by various factors, including those discussed in our risk factor titled “—The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines and other actions taken by governmental authorities in response to the pandemic.”
Further, consistent with industry practice, our reserving method does not take account of losses that could occur from insured loans that are not in default. Thus, future potential losses that may develop from loans not currently in default are not reflected in our financial statements, except in the case where we are required to establish a premium deficiency reserve. As a result, future losses on loans that are not currently in default may have a material impact on our results of operations, financial condition and liquidity if, and when, such losses emerge.
We regularly review our reserves and associated assumptions as part of our ongoing assessment of our business performance and risks. If we conclude that our reserves are insufficient to cover actual or expected claim payments as a result of changes in experience, assumptions or otherwise, we would be required to increase our reserves and incur charges in the period in which we make the determination. The amounts of such increases may be significant and this could materially adversely affect our results of operations, financial condition and liquidity. For additional information on reserves, including the financial impact of some of these risks, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Accounting Standards.”

If the models used in our business are inaccurate or there are differences and/or variability in loss development compared to our model estimates and actuarial assumptions, it could have a material adverse effect on our business, results of operations and financial condition.
We employ models to, among other uses, price our mortgage insurance products, calculate reserves, value assets and generate projections used to estimate future pre-tax income, as well as to evaluate risk, determine internal capital requirements and perform stress testing. These models rely on estimates and projections that are inherently uncertain, may use data and/or assumptions that do not adequately reflect recent experience and relevant industry data, and may not operate as intended. The models require accurate data, including financial statements, credit reports or other financial information, and reliance on such data could result in unexpected losses, reputational damage or other effects that could have a material adverse effect on our business, results of operations and financial condition. In addition, if any of our models contain programming or other errors, are ineffective, use data provided by third parties that is incorrect, or if we are unable to obtain relevant data from third parties, our processes could be negatively affected. The models may prove to be less predictive than we expect for a variety of reasons, including economic conditions that develop differently than we forecast, unexpected economic and unemployment conditions that arise from pandemics such as COVID-19, changes in the law or in the PMIERs, issues arising in the construction, implementation, interpretation or use of the models or other programs, the use of inaccurate assumptions or use of short-term financial metrics that do not reveal long-term trends. The global nature of the COVID-19 pandemic, which resulted in FEMA-declared emergencies in all 50 states and the District of Columbia, is unprecedented and results in a lack of comparable data inputs for our models. As a result, our expectations based on our models may vary from our experiences in the context of other historical FEMA-declared emergencies that have been more localized. For example, the ultimate cure rate for loan defaults resulting from the pandemic may be lower than we have previously experienced in the context of other FEMA-declared emergencies and lower than our expectations. See “—The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines and other actions taken by governmental authorities in response to the pandemic.” The limitations of our models may be material and could lead us to make wrong or sub-optimal decisions in aspects of our business, which could have a material adverse effect on our business, results of operations and financial condition.
In addition, from time to time we seek to improve our actuarial and financial models, and the conversion process may result in material changes to assumptions and financial results. The models we employ are complex, which increases our risk of error in their design, implementation or use. The associated input data, assumptions and calculations, and the controls we have in place to mitigate these risks may not be effective in all cases. The risks related to our models often increase when we change assumptions and/or methodologies, add or change modeling platforms, or implement model changes under time constraints. These risks are exacerbated when the process for assumption changes strains our overall governance and timing around our financial reporting. We intend to continue developing our modeling capabilities. During or after the implementation of these enhancements, we may discover errors or other deficiencies in existing models, assumptions and/or methodologies. For example, in the future we may either use additional, more granular information we expect to receive through enhancements in our reserving model or we may employ more simplified reserving approaches, and either approach may cause us to refine or otherwise change existing assumptions and/or methodologies and thus associated product pricing and reserve levels, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Competition within the mortgage insurance industry could result in the loss of market share, loss of customers, lower premiums, wider credit guidelines and other changes that could have a material adverse effect on our business, results of operations and financial condition.
The United States private mortgage insurance industry is highly competitive. We believe the principal competitive factors in the sale of our products are price, reputation, customer relationships, financial strength ratings and service.
There are currently six active mortgage insurers in the United States, including us. Competition on price remains highly competitive. We monitor various competitive, risk and economic factors while seeking to balance both profitability and market share considerations in developing our pricing strategies. We have at times and may again in the future reduce certain of our rates, which will reduce and has reduced our premium yield (net premiums earned divided by the average IIF) over time as older mortgage insurance coverage with higher premium rates run off and new mortgage insurance coverage with lower premium rates are written. In addition, as a result of the current macroeconomic environment and the COVID-19 pandemic, we have implemented pricing changes that we believe align our risk and return profile. See “—The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines and other actions taken by governmental authorities in response to the pandemic.”
By mid-2019, the use of proprietary risk-based pricing models became widespread in the mortgage insurance industry. As opposed to traditional rate card pricing, mortgage insurance premium rates in these risk-based plans are visible only to customers and cannot be seen by competitors. Mortgage insurance companies may view this lack of transparency as a means to gain market share by lowering price. Lack of pricing transparency could cause other mortgage insurance companies to respond aggressively and cause further lowering of premiums. However, risk-based plans are designed to also allow mortgage insurers to price risk more effectively and provide the ability to manage the credit risk and geographic makeup of their NIW.
In addition, not all of our mortgage insurance products have the same return on capital profile. To the extent that some of our competitors are willing to set lower pricing and accept lower returns than we find acceptable, we may lose business opportunities, and this may affect our overall business relationship with certain customers. If we, in response to competitor actions, lower pricing on these products, we will experience a similar reduction in returns on capital. Depending upon the degree to which we undertake or match such pricing practices or otherwise reduce our rates due to competition, there may be a material adverse impact on our business, results of operations and financial condition.
One or more of our competitors may seek to capture increased market share by reducing pricing, offering alternative coverage and product options, loosening their underwriting guidelines or relaxing risk management policies, any of which could improve their competitive positions in the industry and negatively impact our ability to achieve our business goals. Specifically, such competitive moves could result in a loss of customers, require us to lower premiums or adopt riskier credit guidelines in order to remain competitive, or implement other changes that could lower our revenues, increase the risk of the loans we insure or increase our expenses. If we are unable to compete effectively against our competitors and attract and retain our target customers, our revenue may be adversely impacted, which could adversely impact our financial condition, results of operations and ability to grow our business.

Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition.
The requirements and practices of the GSEs impact the operating results and financial performance of GSE-approved mortgage insurers, including us. Changes in the charters or business practices of either Fannie Mae or Freddie Mac could materially reduce the number of mortgages they purchase that are insured by us and consequently diminish our business valuation. The GSEs could be directed to make such changes by the FHFA, which was appointed as their conservator in September 2008 and has the authority to control and direct the operations of the GSEs.
With the GSEs in a prolonged conservatorship, there has been ongoing debate over the future role and purpose of the GSEs in the United States housing market. Congress may legislate, or the administration may implement through administrative reform, structural and other changes to the GSEs and the functioning of the secondary mortgage market. Since 2011, there have been numerous legislative proposals intended to incrementally scale back the GSEs (such as a statutory mandate for the GSEs to transfer mortgage credit risk to the private sector) or to completely reform the United States housing finance system. Congress, however, has not enacted any legislation to date. The proposals vary as to the government’s role in the housing market, and more specifically, with regard to the existence of an explicit or implicit government guarantee.
Recently there has been an increased focus on and discussion of administrative reform independent of legislative action. Between FHFA and the United States Treasury Department (the “Treasury Department”), they possess significant capacity to effect administrative GSE reforms. On September 5, 2019, the Treasury Department released its Housing Reform Plan that included a compilation of legislative and administrative recommendations for reforms to achieve the goals of (i) ending the conservatorships of the GSEs, (ii) advancing competition in the housing finance market, (iii) setting regulations for the GSEs that provide for their safety and soundness and limit their risk to the financial stability of the United States and (iv) providing proper compensation to the United States government for any explicit or implicit support it provides to the GSEs. Additionally, on November 11, 2020, the then Director of the FHFA publicly stated his priority for exiting the GSEs from conservatorship. In conjunction with preparing to release the GSEs from conservatorship, on January 14, 2021, the FHFA and the Treasury Department agreed to amend the Preferred Stock Purchase Agreements (“PSPAs”) between the Treasury Department and each of the GSEs to increase the amount of capital each GSE may retain. In addition, among other things, the PSPAs limit the amount of certain mortgages the GSEs may acquire with two or more prescribed risk factors, including certain mortgages with combined loan-to-value ratios above 90%. Because these limits are based on the current market size, we do not expect any material impact to the private mortgage market in the near term. Under these PSPA amendments, the FHFA and the Treasury Department have agreed not to seek to terminate the GSEs from conservatorship unless, following the resolution of all litigation pending in connection with the conservatorship or the Treasury Department’s net worth sweep, the GSEs maintain a specified level of common equity tier 1 capital. While we do not expect that such restrictions will impact the GSEs’ origination volume or our mortgage insurance business, other modifications to the PSPAs or a consent order that may place continuing restrictions on the GSEs post conservatorship remain possible. Also on January 14, 2021, the Treasury Department released a Blueprint on Next Steps for GSE Reform that generally reiterated its commitment to the goals in the Housing Reform Plan and to pursue additional reforms to facilitate an exit from conservatorship, including (i) building sufficient equity capital to facilitate the GSEs’ ability to operate through a severe downturn, (ii) determining the optimal GSE capital structure, (iii) setting a commitment fee for ongoing support post-conservatorship, (iv) establishing appropriate pricing oversight and (v) reducing the market concentration of the GSEs.
As part of the process to potentially end the conservatorships of the GSEs, on December 17, 2020, the FHFA promulgated a final rule imposing a new capital framework on the GSEs, including risk-based and leverage capital requirements and capital buffers in excess of regulatory minimums that can be drawn down in periods of financial stress (the “Enterprise Capital Framework”). The Enterprise Capital

Framework became effective on February 16, 2021. However, the GSEs will not be subject to any requirement under the Enterprise Capital Framework until the applicable compliance date. Compliance with the Enterprise Capital Framework, other than the requirements to maintain a prescribed capital conservation buffer amount (“PCCBA”) and a prescribed leverage buffer amount (“PLBA”), is required on the later of (i) the date of termination of the conservatorship of a GSE and (ii) any later compliance date provided in a consent order or other transition order applicable to such GSE. FHFA contemplates that the compliance dates for the PCCBA and the PLBA will be the date of termination of the conservatorship of a GSE. The Enterprise Capital Framework’s advanced approaches requirements will be delayed until the later of (i) January 1, 2025 and (ii) any later compliance date provided by a transition order applicable to such GSE. The Enterprise Capital Framework significantly increases capital requirements and reduces capital credit on CRT transactions as compared to the previous framework. The final rule could cause the GSEs to increase their guarantee pricing in order to meet the new capital requirements. If the GSEs increase their guarantee pricing in order to meet the higher capital requirements, that increase could have a negative impact on the private mortgage insurance market and our business. Furthermore, higher GSE capital requirements could ultimately lead to increased costs to borrowers for GSE loans, which in turn could shift the market away from the GSEs to the FHA or lender portfolios. Such a shift could result in a smaller market size for private mortgage insurance. This rule could also accelerate the recent diversification of the GSE’s risk transfer programs to encompass a broader array of instruments beyond private mortgage insurance, which could adversely impact our business. Also in preparation for the end of the FHFA’s conservatorship of the GSEs, the FHFA promulgated a final rule on May 4, 2021, effective July 6, 2021, that requires the GSEs to develop plans that would facilitate their rapid and orderly resolution in the event FHFA is appointed as their receiver. Additionally, on June 23, 2021, the Supreme Court of the United States (the “Court”) issued a ruling on Collins vs. Yellen, which had challenged the FHFA’s single director structure and the Treasury Department’s net worth sweep under the PSPA. The Court held the FHFA did not exceed its statutory authority with respect to the Treasury Department’s net worth sweep under the PSPA. However, the Court determined that the FHFA’s single-director structure was unconstitutional and that the President can remove the director at-will. Subsequent to the issuance of the ruling, Mark Calabria, the former director of the FHFA, resigned and Sandra Thompson was appointed as acting director. The FHFA’s new leadership may result in a delay of the GSEs’ exit from conservatorship and in changes to the FHFA’s policies, including, but not limited to, (a) possible delays in the implementation of or the reworking of the Enterprise Capital Framework, (b) adjustments to the GSEs’ loan-level pricing adjustments that could make private mortgage insurance less competitive or (c) revisions to the PSPAs, which could have a material adverse impact on our business, results of operations and financial condition.
The adoption of any GSE reform, whether through legislation or administrative action, could impact the current role of private mortgage insurance as credit enhancement, including its reduction or elimination, which would have an adverse effect on our business, revenue, results of operations and financial condition. At present, it is uncertain what role private capital, including mortgage insurance, will play in the United States residential housing finance system in the future or the impact any changes to that system could have on our business. Any changes to the charters or statutory authorities of the GSEs would require congressional action to implement. Passage and timing of any comprehensive GSE reform or incremental change (legislative or administrative) is uncertain, making the actual impact on us and our industry difficult to predict. Any such changes that come to pass could have a material adverse impact on our business, results of operations and financial condition.
In recent years, the FHFA has set goals for the GSEs to transfer significant portions of the GSEs’ mortgage credit risk to the private sector; however, under the FHFA’s new leadership, the timing of these goals could change. This mandate builds upon the goals set in each of the last five years for the GSEs to increase the role of private capital by experimenting with different forms of transactions and structures. We have participated in these CRT programs developed by Fannie Mae and Freddie Mac on a limited basis. In 2018, Fannie Mae and Freddie Mac announced the launch of limited pilot programs, Integrated Mortgage Insurance (“IMAGIN”) and Enterprise Paid Mortgage Insurance (“EPMI”), respectively, as alternative ways for lenders to sell to the GSEs loans with LTV ratios greater than 80%. These investor-

paid mortgage insurance programs, in which insurance is acquired directly by each GSE, have many of the same features and represent an alternative to traditional private mortgage insurance products that are provided to individual lenders. Participants in IMAGIN and EPMI are not subject to compliance with the current PMIERs, a disparity that may create a competitive disadvantage for private mortgage insurers if these pilot programs are expanded. To the extent these credit risk products evolve in a manner that displaces primary mortgage insurance coverage, the amount of insurance we write may be reduced. It is difficult to predict the impact of alternative CRT products, if any, that are developed to meet the goals established by the FHFA. In addition, the Enterprise Capital Framework that was promulgated on December 17, 2020 may impact the CRT programs developed by Fannie Mae and Freddie Mac and/or the role of private mortgage insurance as credit enhancement by potentially accelerating the recent diversification of the GSE’s risk transfer programs to encompass a broader array of instruments, beyond private mortgage insurance.
Fannie Mae and Freddie Mac also possess substantial market power, which enables them to influence our business and the mortgage insurance industry in general. Although we actively monitor and develop our relationships with Fannie Mae and Freddie Mac, a deterioration in any of these relationships, or the loss of business or opportunities for new business, could have a material adverse effect on our business, results of operations and financial condition.
The amount of mortgage insurance we write could decline significantly if alternatives to private mortgage insurance are used or lower coverage levels of mortgage insurance are selected.
There are a variety of alternatives to private mortgage insurance that may reduce the amount of mortgage insurance we write. These alternatives include:
•originating mortgages that consist of two simultaneous loans, known as “simultaneous seconds” comprising a first mortgage with a LTV ratio of 80% and a simultaneous second mortgage for the excess portion of the loan, instead of a single mortgage with a LTV ratio of more than 80%;
•using government mortgage insurance programs;
•holding mortgages in the lenders’ own loan portfolios and self-insuring;
•using programs, such as those offered by Fannie Mae and Freddie Mac, requiring lower mortgage insurance coverage levels;
•originating and securitizing loans in MBS whose underlying mortgages are not insured with private mortgage insurance or which are structured so that the risk of default lies with the investor, rather than a private mortgage insurer; and
•using risk-sharing insurance programs, credit default swaps or similar instruments, instead of private mortgage insurance, to transfer credit risk on mortgages.
The degree to which lenders or borrowers may select these alternatives now, or in the future, is difficult to predict. The performance and resiliency of the private mortgage insurance industry through COVID-19 could impact the perception of the industry and private mortgage insurance execution as the primary choice of first-loss credit protection, which could influence the popularity of alternative forms of mortgage insurance in the future. As one or more of the alternatives described above, or new alternatives that enter the market, are chosen over private mortgage insurance, our revenues could be adversely impacted. The loss of business in general or the specific loss of more profitable business could have a material adverse effect on our business, results of operations and financial condition.
Our reliance on customer relationships could cause us to lose significant sales if one or more of those relationships terminate or are reduced.
Our business depends on our relationships with our customers, including relationships with large lending customers. Our largest customer accounted for 13% of our total NIW in the first half of 2021 and our top five customers generated 29% of our NIW in the first half of 2021. One customer accounted for 12% of our total NIW during 2020. Our inability to maintain our relationship with one or more of these customers could have an adverse impact on our NIW in the future. See “—Changes in the composition of our business or undue concentration by customer, geographic region or product type may adversely affect us by increasing our exposure to adverse performance of a small segment of our overall business.” Our customers place insurance with us directly on loans they originate and indirectly through purchases of loans that already have our mortgage insurance coverage. Our relationships with our customers may influence both the amount of business they do with us directly and their willingness to continue to approve us as a mortgage insurance provider for loans that they purchase. Maintaining our business relationships and business volumes with our largest lending customers remains critical to the success of our business.
We cannot be certain that any loss of business from significant customers, or any single customer, would be replaced by business from other customers, existing or new. As a result of market conditions or changed regulatory requirements, our lending customers may decide to write business only with a limited number of mortgage insurers or only with certain mortgage insurers, based on their views with respect to an insurer’s pricing, service levels, underwriting guidelines, loss mitigation practices, financial strength, ratings, mechanisms of credit enhancements or other factors, including our customers’ perceptions of the strength of our Parent and its other subsidiaries. See “—Our reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.”
Changes in the composition of our business or undue concentration by customer, geographic region or product type may adversely affect us by increasing our exposure to adverse performance of a small segment of our overall business.
Our largest customer accounted for 13% of our total NIW in the first half of 2021 and our top five customers generated 29% of our NIW in the first half of 2021. One customer accounted for 12% of our total NIW during 2020. No other customer exceeded 10% of our NIW during 2020 and one customer accounted for 16% of our NIW during 2019. Additionally, no customer had earned premiums that accounted for more than 10% of our total revenues for the first half of 2021 and the years ended December 31, 2020 and 2019. Changes in our ability to attract and retain a diverse customer base, and avoid undue concentration by geographic region, customer or product type may adversely affect our business, results of operations and financial condition.
In the past, regional housing markets have experienced changes in home prices and unemployment at different rates and to different extents. In addition, certain geographic regions have experienced local recessions, falling home prices and rising unemployment based on economic conditions that did not impact, or impacted to a lesser degree, other geographic regions or the overall United States economy. See “—A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.” Geographic concentration in our mortgage portfolio therefore increases our exposure to losses due to localized economic conditions. This risk may be exacerbated by a disproportionate impact of COVID-19 in certain regions of the country. We seek to diversify our insured loan portfolio geographically; however, customer concentration might lead to concentrations in specific regions in the United States. If we do not adequately maintain the geographic diversity of our portfolio, we could be exposed to greater losses. Also, customer concentration may adversely affect our financial condition if a significant customer chooses to increase its use of other mortgage insurers, merges with a competitor or exits the mortgage finance business, chooses alternatives to mortgage insurance, or experiences a decrease in their business. For a more detailed discussion regarding the risk of customer concentration, see “—Our reliance on customer relationships could cause us to lose significant sales if one or more of those relationships terminate or are reduced.”
Prior to COVID-19, traditional measures of credit quality, such as FICO score and whether a loan had a prior delinquency were most predictive of new delinquencies. Because the pandemic has affected a broad portion of the population, attribution analysis of new delinquencies revealed that additional factors such as higher DTI ratios, geographic regions more affected by the virus or with a higher concentration of affected industries, loan size, and servicer process differences rose in significance. Although we attempt to incorporate these higher expected claim rates into our models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses under our current underwriting requirements.
Our risk management programs may not be effective in identifying or adequate in controlling or mitigating the risks we face.
We have developed risk management programs that include risk appetite, limits, identification, quantification, governance, policies and procedures and seek to appropriately identify, monitor, measure, control, mitigate and report the types of risks to which we are subject. We regularly review our risk management programs and work to update them on an ongoing basis to be consistent with then current best market practices. However, our risk management programs may not fully control or mitigate all the risks we face or anticipate all potential material negative events.
Many of our methods for managing certain financial risks (e.g., credit, market and insurance risks) are based on observed historical market behaviors and/or historical, statistically-based models. Historical measures may not accurately predict future exposures, which could be significantly greater than historical measures have indicated. We have also established internal risk limits based upon these historical, statistically-based models and we monitor compliance with these limits. Our internal risk limits may be insufficient and our monitoring may not detect all violations (inadvertent or otherwise) of these limits. Other risk management methods are based on our evaluation of information regarding markets, customers and customer behavior, macroeconomic and environmental conditions, pandemics such as COVID-19, catastrophic occurrences and potential changing paradigms that are publicly available or otherwise accessible to us. See “Business—Risk Management.” This collective information may not always be accurate, complete, up to date or properly considered, interpreted or evaluated in our analyses. Moreover, the models and other parts of our risk management programs we rely on in managing various aspects of our business may prove to be less predictive than we expect. See “—If the models used in our business are inaccurate or there are differences and/or variability in loss development compared to our model estimates and actuarial assumptions, it could have a material adverse effect on our business, results of operations and financial condition.” The limitations of our models and other parts of our risk management programs may be material, and could lead us to make wrong or sub-optimal decisions in managing our risk and other aspects of our business, either of which could have a material adverse effect on our business, results of operations, and financial condition.
Management of operational, legal, franchise and regulatory risks requires, among other things, methods to appropriately identify all such key risks, systems to record incidents and policies and procedures designed to mitigate, detect, record and address all such risks and occurrences. Management of technology risks requires methods to ensure our systems, processes and people are maintaining the confidentiality, availability and integrity of our information, ensuring technology is enabling our overall strategy, and our ability to comply with applicable laws and regulations. If our risk management framework does not effectively identify, measure and control our risks, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition.
We employ various strategies, including CRT transactions, which include traditional reinsurance and the issuance of MILNs, to mitigate financial risks inherent in our business and operations. Such transactions may not always be available to us, but when they are, they subject us to counterparty credit risk. The execution of these strategies also introduces operational risks and considerations. Developing effective strategies for dealing with these risks is a complex process, and no strategy can fully insulate us from those financial risks. See “—CRT transactions may not be available, affordable or adequate to protect us against losses” and “—Defaults by counterparties to our CRT transactions or defaults by us on agreements we have with these counterparties, may expose us to risks we sought to mitigate, which could have a material adverse effect on our financial condition or results of operations.”

We may choose to retain certain levels of financial and/or non-financial risk, even when it is possible to mitigate these risks. The decision to retain certain levels of financial risk is predicated on our belief that the expected future returns that we will realize from retaining the risk, in relation to the level of risk retained, is favorable, but our expectations may be incorrect and we may incur material losses or suffer other adverse consequences that arise from the retained risk.
Our performance is highly dependent on our ability to manage risks that arise from day-to-day business activities, including underwriting, claims processing, administration and servicing, execution of our investment strategy, actuarial estimates and calculations, financial and tax reporting and other activities, many of which are very complex. We seek to monitor and control our exposure to risks arising out of or related to these activities through a variety of internal controls, management review processes and other mechanisms. However, the occurrence of unforeseen events, such as COVID-19, or the occurrence of events of a greater magnitude than expected, including those arising from inadequate or ineffective controls, a failure in processes, procedures or systems implemented by us or a failure on the part of employees upon which we rely, may have a material adverse effect on our business, results of operations and financial condition.
Past or future misconduct by our employees or employees of our vendors or suppliers could result in violations of laws by us, regulatory sanctions against us and/or serious reputational, legal or financial harm to our business, and the precautions we employ to prevent and detect this activity may not be effective in all cases. Although we employ controls and procedures designed to monitor the business decisions and activities of these individuals to prevent us from engaging in inappropriate activities, excessive risk taking, fraud or security breaches, these individuals may undertake these activities or risks regardless of our controls and procedures and such controls and procedures may fail to detect all such decisions and activities. Our compensation policies and procedures are reviewed by us as part of our overall risk management program, but it is possible that such compensation policies and practices could inadvertently incentivize excessive or inappropriate risk taking. If these individuals take excessive or inappropriate risks, those risks could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.
The extent of the benefits we realize from loss mitigation actions or programs in the future may be limited compared to years past.
As part of our loss mitigation efforts, we periodically investigate insured loans and evaluate the related servicing to ensure compliance with applicable guidelines and to detect possible fraud or misrepresentation. As a result, we have rescinded, and may in the future rescind, coverage on loans that do not meet our guidelines. In the past, we recognized significant benefits from taking action on these investigations and evaluations under our master policies. However, the PMIERs rescission relief principles, which have been incorporated into our mortgage insurance policies since 2014, limit our rescission rights for underwriting defects, misrepresentation, and in other circumstances, such as in cases where the borrower makes a certain number of timely mortgage payments. Therefore, we may not recognize the same level of future benefits from rescission actions as we have in years prior to 2014, potentially resulting in higher losses than under our older master policies. In addition, our rescission rights and certain other rights have temporarily become more limited due to accommodations we have made in connection with COVID-19. On April 17, 2020, we announced that we will not make loans ineligible for rescission relief in certain circumstances where the failure to make payments was associated with a COVID-19-related forbearance. On September 30, 2020, GMICO entered into the COVID-19 Master Policy Alternatives, Extensions and Flexibilities Agreements with the GSEs (collectively, the “Master Policy Alternatives Agreement”), pursuant to which GMICO agreed to temporarily waive or grant alternatives, extensions and flexibilities around various requirements included in certain policies owned by the GSEs. The Master Policy Alternatives Agreement, which was terminated on July 31, 2021, included several provisions aimed at avoiding claim denial and cancellation of coverage resulting from the COVID-19 pandemic. See “Regulation—Agency Qualification Requirements.” The mortgage finance industry (with government support) has adopted various programs to modify delinquent loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. Our master policies contain covenants that require cooperation and loss mitigation by the insured. The effect on us of a loan modification depends on re-default rates, which can be affected by factors such as changes in home values and unemployment. Our estimates of the number of loans qualifying for modification programs is based on management’s judgment as informed by past experience and current market conditions but are inherently uncertain. We cannot predict what the actual volume of loan modifications will be or the ultimate re-default rate, and therefore, we cannot be certain whether these efforts will provide material benefits to us.
Interest rates and changes in rates could materially adversely affect our business, results of operations and financial condition.
Declining interest rates historically have increased the rate at which borrowers refinance their existing mortgages, thereby resulting in cancellations of the mortgage insurance covering existing loans. Declining interest rates have also contributed to home price appreciation, which may provide borrowers with the option of cancelling mortgage insurance coverage earlier than we anticipated when we priced that coverage. In addition, during 2020, as a result of the low interest rate environment, our business experienced a decline in primary persistency rates. For example, our primary persistency rate was 59% for the six months ended June 30, 2021, compared to 66% for the six months ended June 30, 2020. Lower primary persistency rates result in reduced IIF and earned premiums, which could have a significant adverse impact on our results of operations. The impact of COVID-19 on our business is difficult to predict and will depend on a variety of factors, such as the duration of the pandemic and the shape of economic recovery among other mitigation actions; however, it is possible that the effects of COVID-19 could have a material adverse effect on our business, results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Trends and Conditions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”
Rising interest rates generally reduce the volume of new mortgage originations and refinances. A decline in the volume of new or refinance mortgage originations would have an adverse effect on our NIW, which may in turn decrease our earned premiums. Rising interest rates also can increase the monthly mortgage payments for homeowners with insured loans that have ARMs that could have the effect of increasing default rates on ARM loans, thereby increasing our exposure on our mortgage insurance coverage. Higher interest rates can lead to an increase in defaults as borrowers at risk of default will find it harder to qualify for a replacement loan. Additionally, inflation accelerated in June 2021 to 5.4% from 5.0% in May 2021 and may remain elevated in the near term reflecting higher demand from re-opening, expansionary monetary and fiscal policies, and supply chain disruptions. We currently believe the drivers of higher inflation to be transitory, however, if inflation were to persist further into 2022, it has the potential to raise interest rates and depress home sales due to rising affordability pressures from both higher rates and higher prices from continued supply chain disruption and lack of supply. In such a scenario, we would expect new business volume to decrease from both lower refinance and purchase activity. However, we believe that the impact to our new business volume would be offset by higher persistency on our existing insured loans since the prevailing market interest rate would rise above the loan interest rate. The exact outcome of these two offsetting trends is difficult to assess.
In addition, interest rate fluctuations could also have an adverse effect on the results of our investment portfolio. During periods of declining market interest rates, the interest we receive on variable interest rate investments decreases. In addition, during those periods, we reinvest the cash we receive as interest or return of principal on our investments in lower-yielding high-grade instruments or in lower-credit investment grade instruments to maintain comparable returns. Issuers of fixed-income securities may also decide to prepay their obligations in order to borrow at lower market rates, which exacerbates the risk that we have to invest the cash proceeds of these securities in lower-yielding or lower-credit investment grade instruments. During periods of increasing interest rates, market values of lower-yielding instruments will decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” for additional information about interest rate risk.

We may be unable to maintain or increase the capital needed in our business in a timely manner, on anticipated terms or at all, including through improved business performance, CRT transactions, securities offerings or otherwise, in each case as and when required.
We may require incremental capital to support our growth and to meet regulatory or GSE capital requirements, to comply with rating agency criteria to maintain ratings, to repay our debt and to operate and meet unexpected cash flow obligations. If we need additional capital in the future, we may not be able to fund or raise the required capital as and when required and the amount of capital required may be higher than anticipated. Additionally, as a result of the AXA Settlement (as defined herein), our Parent may need to obtain consent from AXA for our Parent or us, as applicable, to retain any funds raised to meet our capital needs above certain thresholds during the term of the Promissory Note (as defined herein), and absent any such consent our Parent may be required to pay all or a portion of such funds raised over to AXA or may not be able to raise such funds at all. Our inability to fund or raise the capital required in the anticipated timeframes and on the anticipated terms, could have a material adverse impact on our business, results of operations and financial condition, including causing us to reduce our business levels or be subject to a variety of regulatory actions.
As of June 30, 2021, we met the PMIERs financial and operational requirements, based in part on our entry into a series of CRT transactions. As of June 30, 2021, we had estimated available assets of $4,926 million against $2,985 million net required assets under PMIERs compared to available assets of $4,588 million against $3,359 million net required assets as of December 31, 2020. The sufficiency ratio as of June 30, 2021 was 165% or $1,941 million above the published PMIERs requirements, compared to 137% or $1,229 million above the published PMIERs requirements as of December 31, 2020. For information with respect to higher PMIERs sufficiency ratios in future periods as a result of the GSE Restrictions, see “Risk Factors—Risks Relating to Our Business— If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.” In addition, our PMIERs required assets as of December 31, 2020 benefited from the application of a 0.30 multiplier applied to the risk-based required asset amount factor for certain non-performing loans. On June 29, 2020, the GSEs released the PMIERs Amendment. In September 2020, the GSEs issued an amended and restated version of the PMIERs Amendment that clarified Section I (Risk-Based Required Asset Amount Factors), which became effective retroactively on June 30, 2020, and includes a new Section V (Delinquency Reporting), which became effective on December 31, 2020. On December 4, 2020, the GSEs issued a revised and restated version of the PMIERs Amendment that revised and replaced the version issued in September 2020. The December 4, 2020 version extended the application of reduced PMIERs capital factors to each non-performing loan that has an initial missed monthly payment occurring on or after March 1, 2020 and prior to April 1, 2021 and capital preservation period from March 31, 2021 to June 30, 2021. On June 30, 2021, the GSEs issued a revised and restated version of the PMIERs Amendment that replaced the version issued on December 4, 2020. The June 30, 2021 version allows loans that enter a forbearance plan due to a COVID-19 hardship on or after April 1, 2021 to remain eligible for extended application of the reduced PMIERs capital factor for as long as the loan remains in forbearance. The June 30, 2021 version also imposed temporary capital preservation provisions through December 31, 2021 that require an approved insurer to meet certain PMIERs minimum required asset buffers (150% in the third quarter of 2021 and 115% in the fourth quarter of 2021) or otherwise obtain prior written GSE approval before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing agreements, even if such insurer had a surplus of available assets. See “Regulation—Agency Qualification Requirements.” In order to continue to provide a prudent level of financial flexibility in connection with the current PMIERs capital requirements, and given the dynamic nature of asset and liability valuations, requirement changes over time, and recent conditions and restrictions imposed on us by the GSEs, we may be required to execute future capital transactions, including additional CRT transactions and other transactions with third parties to provide additional capital.
However, the implementation of any further CRT transactions or other transactions with third parties to provide additional capital depends on a number of factors, including but not limited to: market conditions, necessary third-party approvals (including approval by regulators and the GSEs) and other factors that are outside of our control. Therefore, we cannot be sure we will be able to implement successfully these actions on the timetable and terms acceptable to us or at all or achieve the anticipated benefits. We also cannot be sure we will be able to meet any additional capital requirements imposed by regulators or the GSEs. See “—CRT transactions may not be available, affordable or adequate to protect us against losses” and “—If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”
In order to preserve certain tax benefits it obtains from consolidation, our Parent is expected to hold at least 80% of our common stock. Thus, our ability to raise additional capital by issuing stock to third parties will be limited. See “Risks Relating to Taxation—Our Parent is expected to retain at least 80% ownership of our common stock to preserve the value of our Parent’s future expected tax losses, which will limit our ability to raise additional capital by issuing common stock to third parties.”
CRT transactions may not be available, affordable or adequate to protect us against losses.
As part of our overall risk and capital management strategy, we use CRT transactions. These transactions enable our mortgage insurance business to transfer risks in exchange for some of the associated economic benefits and, as a result, improve our PMIERs and other regulatory RTC measurements and manage risk to within our anticipated tolerance level. See “Business—Credit Risk Transfer.”
The availability and cost of CRT transactions may be impacted by conditions beyond our control, such as market conditions that result in higher rates of unemployment or a significant negative impact on the United States housing market, including those caused by COVID-19. For example, CRT transactions have been more costly to obtain following the economic downturn caused by COVID-19. In particular, the market uncertainty caused by COVID-19 has resulted in higher prices for our MILN and XOL reinsurance transactions. Accordingly, we incurred higher expenses associated with CRT transactions during 2020 and the first half of 2021 for a variety of reasons, including COVID-19 and may be unable to obtain new transactions on acceptable terms, or at all in the future. Absent the availability and affordability to enter into new CRT transactions, our ability to obtain PMIERs or statutory credit for new transactions could be adversely impacted or could require us to make capital contributions to maintain regulatory capital requirements. See “—If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”
Defaults by counterparties to our CRT transactions or defaults by us on agreements we have with these counterparties, may expose us to risks we sought to mitigate, which could have a material adverse effect on our financial condition or results of operations.
Many of the CRT transactions we execute expose us to credit risk in the event of default of our counterparties or a change in collateral value. For instance, traditional reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers. We cannot be sure that our reinsurers will pay amounts owed to us now or in the future or that they will pay these amounts on a timely basis. A reinsurer’s insolvency, inability or unwillingness to make payments under the terms of its reinsurance agreement with us could have a material adverse effect on our financial condition or results of operations. Collateral is often posted by the counterparty to offset this risk; however, we bear the risk that the collateral declines in value or otherwise is inadequate to fully compensate us in the event of a default.
Adverse rating agency actions have resulted in a loss of business and adversely affected our business, results of operations and financial condition, and future adverse rating agency actions could have a further and more significant adverse impact on us.
Financial strength ratings, which various rating agencies publish as measures of an insurance company’s ability to meet obligations, are important to maintaining public confidence in our mortgage insurance coverage and our competitive position. In assigning financial strength ratings, we believe the rating agencies consider several factors, including but not limited to, the adequacy of the mortgage insurer’s capital to withstand high claim scenarios, a mortgage insurer’s historical and projected operating performance, a mortgage insurer’s enterprise risk management framework, parent company financial strength, business outlook, competitive position, management, and corporate strategy. The rating agency issuing the financial strength rating can withdraw or change its rating at any time.
Under PMIERs, the GSEs require maintenance of at least one rating with a rating agency acceptable to the respective GSEs. The current PMIERs do not include a specific ratings requirement with respect to eligibility, but if this were to change in the future, we may become subject to a ratings requirement in order to retain our eligibility status under PMIERs. Ratings downgrades that result in our inability to insure new mortgage loans sold to the GSEs, or the transfer by the GSEs of our existing policies to an alternative mortgage insurer, would have a material adverse effect on our business, results of operations and financial condition.
Currently, we have financial strength ratings below our competitors. Moreover, on May 15, 2020, Standard & Poor’s changed the outlook for our principal insurance subsidiary, GMICO, from Creditwatch Developing to Creditwatch Negative. Any assigned financial strength rating that remains below our peers or a further downgrade in our financial strength ratings, or the announcement of a potential downgrade could hinder our competitiveness in the marketplace and could have a material adverse impact on our business, results of operations and financial condition in many ways, including: (i) increasing scrutiny of us and our financial condition by the GSEs and/or our customers, potentially resulting in a decrease in the amount of our NIW or, in the most severe case, the cessation of writing new business altogether, or limiting the business opportunities we are presented with and (ii) requiring us to reduce the premiums that we charge for mortgage insurance or introduce new products and services in order to remain competitive. Further, our relationships with our customers may be adversely affected by the ratings assigned to our Parent or its other operating subsidiaries, which may be impacted by factors such as any risk or perceived risk regarding our Parent’s liquidity and its (or its affiliates) ability to meet obligations as they become due, which could have a material adverse effect on our business, results of operations and financial condition. See “—Our reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.”
Further, a rating is based on information furnished by us or obtained by the relevant rating agency from its own sources and is subject to revision, suspension or withdrawal by the rating agency at any time. Rating agencies may review the ratings assigned to us due to developments that are beyond our control and any anticipated positive changes in ratings, including any improvement in the ratings assigned to us by one or more nationally recognized ratings agencies as a result of this offering, may never develop or be realized.

The amount of statutory capital that our insurance subsidiaries have and the amount of statutory capital that they must hold to maintain their financial strength ratings and meet other requirements can vary significantly from time to time due to a number of factors outside of our control.
The financial strength ratings of our insurance subsidiaries are significantly influenced by their statutory surplus amounts, statutory contingency reserve amounts, and capital adequacy ratios. The statutory capital adequacy ratio is known as the RTC ratio, of which the numerator consists of RIF and the denominator consists of the sum of (i) statutory surplus and (ii) the statutory contingency reserve. In any particular year, statutory surplus amounts, statutory contingency reserve amounts, and the RTC ratio may increase or decrease depending on a variety of factors, most of which are outside of our control, including, but not limited to, the following:
•the amount of statutory income or losses generated by our insurance subsidiaries (which itself is sensitive to equity market and credit market conditions);
•the amount of insurance we onboard;
•the amount of additional capital our insurance subsidiaries must hold to support business growth;
•changes in statutory accounting or reserve requirements applicable to our insurance subsidiaries;
•our ability to access capital markets to provide reserve and surplus relief;
•changes in equity market levels;
•the value of certain fixed-income and equity securities in our investment portfolio;
•changes in the credit ratings of investments held in our portfolio;
•the value of certain derivative instruments;
•changes in interest rates;
•credit market volatility; and
•changes to the maximum permissible RTC ratio.
We compete with government-owned enterprises and GSEs, and this may put us at a competitive disadvantage on pricing and other terms and conditions.
We compete with the FHA and the United States Department of Veteran Affairs (the “VA”), as well as certain local-and state-level housing finance agencies. Separately, the GSEs compete with us through certain of their risk-sharing insurance programs. Those competitors may establish pricing terms and business practices that may be influenced by motives such as advancing social housing policy or stabilizing the mortgage lending industry. Those motives may not be consistent with maximizing return on capital or other profitability measures. In addition, those governmental enterprises typically do not have the same capital requirements or costs of capital that we and other mortgage insurance companies have and therefore may have financial flexibility in their pricing and capacity that could put us at a competitive disadvantage. In the event that a government-owned enterprise or GSE in one of our markets determines to change prices significantly or alter the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of social or other goals rather than a profit or risk management motive, we may be unable to compete in that market effectively, which could have a material adverse effect on our business, results of operations and financial condition. See “—Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition.”

Our success depends, in part, on our ability to manage risks in our investment portfolio. Our valuation of fixed maturity, equity and trading securities uses methodologies, estimations and assumptions that are subject to change and differing interpretations that could result in changes to investment valuations that may materially adversely affect our business, results of operations and financial condition.
Income from our investment portfolio is a source of cash to support our operations and make claims payments. If we or our investment managers improperly structure our investments to meet those future liabilities or we have unexpected losses, including losses resulting from the forced liquidation of investments before their maturity, we may be unable to meet those obligations. Our investments and investment policies are subject to state insurance laws, which results in our portfolio being predominantly limited to highly rated fixed income securities. If interest rates rise, the market value of our investment portfolio would decrease, which may adversely affect our business, results of operations, financial condition and liquidity. See “—Interest rates and changes in rates could materially adversely affect our business, results of operations and financial condition.”
We report fixed maturity, equity and trading securities at fair value on our consolidated balance sheets. These securities represent the majority of our total cash, cash equivalents, restricted cash and invested assets. Our portfolio of fixed maturity securities consists primarily of investment grade securities. Estimates of fair values for fixed maturity securities are obtained primarily from industry-standard pricing methodologies utilizing market observable inputs. For our less liquid securities, such as our privately placed securities, we utilize independent market data to employ alternative valuation methods commonly used in the financial services industry to estimate fair value. Based on the market observability of the inputs used in estimating the fair value, the pricing level is assigned. Valuations use inputs and assumptions that are not always observable or may require estimation; valuation methods may be complex and may also require estimation, thereby resulting in values that are less certain and may vary significantly from the value at which the investments may be ultimately sold. The methodologies, estimates and assumptions we use in valuing our investment securities evolve over time and are subject to different interpretation (including based on developments in relevant accounting literature), all of which can lead to changes in the value of our investment securities. Rapidly changing and unanticipated interest rate movements, as well as external macroeconomic, credit and equity market conditions could materially impact the valuation of investment securities as reported within our consolidated financial statements, and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our business, results of operations and financial condition.
We may be forced to change our investments or investment policies depending upon regulatory, economic and market conditions, and our existing or anticipated financial condition and operating requirements, including the tax position, of our business. As a result, our investment objectives may not be achieved, which could have a material adverse effect on our business, results of operations and financial condition.
Our business, results of operations and financial condition could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau’s final rule defining a QM results in a reduction of the size of the origination market or creates incentives to use government mortgage insurance programs.
The Dodd-Frank Act established the CFPB to regulate the offering and provision of consumer financial products and services under federal law, including residential mortgages, and generally requires creditors to make a reasonable, good faith determination of a consumer’s ability to repay any consumer credit transaction secured by a dwelling prior to effecting such transaction (the “ATR Requirement”). A subset of mortgages within the ATR Requirement are known as QMs, which generally are defined as loans without certain risky features. The CFPB is authorized to issue the regulations governing a good faith determination; the Dodd-Frank Act, however, provides a statutory presumption of eligibility of loans that satisfy the QM definition. The CFPB’s final rule defining what constitutes a QM (the “QM Rule”) provides that a QM loan exists if, among other factors:
•the term of the loan is less than or equal to 30 years;
•there are no negative amortization, interest only or balloon features;
•the lender properly documents the loan in accordance with the requirements;
•the total “points and fees” do not exceed certain thresholds (generally 3% of the total loan amount); and
•the total DTI Ratio of the borrower does not exceed 43%.
The QM Rule provides a “safe harbor” for QM loans with annual percentage rates (“APRs”) below the threshold of 150 basis points over the Average Prime Offer Rate and a “rebuttable presumption” for QM loans with an APR above that threshold.
The Dodd-Frank Act separately granted statutory authority to the United States Department of Housing and Urban Development Administration (“HUD”) (for FHA-insured loans), the VA (for VA-guaranteed loans) and certain other government agency insurance programs to develop their own definitions of a QM in consultation with the CFPB. Under both the FHA’s and the VA’s QM standards, certain loans that would not qualify as QM loans in the conventional market would still be deemed to be QM loans if insured or guaranteed by the FHA and the VA. As a result, lenders may favor the use of FHA-or VA-insurance to achieve the legal protections of making a QM loan through these agencies, even if the same loan could be made at the same or lower cost to the borrower using private mortgage insurance, which could adversely impact our business, results of operations and financial condition. To the extent that the other government agencies adopt their own definitions of a QM loan that are more favorable to lenders and mortgage holders than those applicable to the market in which we operate, our business, results of operations and financial condition may be adversely affected.
The QM Rule also provides for a second temporary category with more flexible requirements if the loan is eligible to be (i) purchased or guaranteed by the GSEs while they are in conservatorship, which represents the overwhelming majority of our business, or (ii) insured by the FHA, the VA, the Department of Agriculture (the “USDA”) or the Rural Housing Service (“RHS”). The second temporary category still requires that loans satisfy certain criteria, including the requirement that the loans are fully amortizing, have terms of 30 years or less and have points and fees representing 3% or less of the total loan amount. This temporary QM category is known as the “QM Patch.”
On December 29, 2020, the CFPB promulgated two final rules (i) one rule amending the QM Rule (the QM Rule, as amended, the “Amended QM Rule”) and (ii) one rule adding a “seasoning” approach to the QM “safe harbor” (the “Seasoned QM Final Rule”). The effective date of both rules was March 1, 2021, with a mandatory compliance date for the Amended QM Rule of July 1, 2021. However, on February 23, 2021, the CFPB published a statement entitled “Statement on Mandatory Compliance Date of General QM Final Rule and Possible Reconsideration of General QM Final Rule and Seasoned QM Final Rule” in which it announced the CFPB was considering rulemaking to reconsider the Amended QM Rule and the Seasoned QM Final Rule and would also propose a rule to delay the July 1, 2021 mandatory compliance date of the Amended QM Rule. On April 27, 2021, the CFPB promulgated a final rule delaying the mandatory compliance date of the Amended QM Rule until October 1, 2022 and noting that the Amended QM Rule and Seasoned QM Final Rule would be reconsidered at a later time. As provided under the final rule, the prior 43% DTI-based QM Rule definition, the new price-based (APOR) definition and the QM Patch will all remain available to lenders for loan applications received prior to October 1, 2022. However, on April 8, 2021, Fannie Mae issued Lender Letter 2021-09 and Freddie Mac issued Bulletin 2021-13 stating that due to the requirements of the PSPAs they would only acquire loans that meet the new price-based (APOR) definition set forth under the Amended QM Rule for applications received on or after July 1, 2021. We believe that loans which previously qualified under the 43% DTI-

based QM Rule definition and the QM Patch will continue to qualify under the new price-based (APOR) definition and therefore we expect little impact from the change.
The amount of insurance we write could be adversely affected by the implementation of the Dodd-Frank Act’s risk retention requirements and the definition of a qualified residential mortgage.
The Dodd-Frank Act requires an originator or issuer to retain a specified percentage of the credit risk exposure on securitized mortgages that do not meet the definition of a qualified residential mortgage (“QRM”).
As required by the Dodd-Frank Act, in 2015 the Federal Banking Agencies, the FHFA, the SEC and HUD adopted a joint final rule implementing the QRM rules that aligns the definition of a QRM with that of a QM. In December 2019, the Federal Banking Agencies initiated a review of certain provisions of the risk retention rule, including the QRM definition. Among other things, the review allows the Federal Banking Agencies to consider the QRM definition in light of any changes to the QM definition under the QM Rule adopted by the CFPB, which would include the final rule promulgated by the CFPB on December 29, 2020. If the QRM definition is changed in a manner that is unfavorable to us, such as to require a large down payment for a loan to qualify as a QRM, without giving consideration to mortgage insurance in computing LTV ratios, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for mortgage insurance. See “—Our business, results of operations and financial condition could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau’s final rule defining a QM results in a reduction of the size of the origination market or creates incentives to use government mortgage insurance programs” and “Regulation—Other Federal Regulation—Regulation of Mortgage Origination—QRM Rule.”
Changes in accounting and reporting standards issued by the Financial Accounting Standards Board or other standard-setting bodies and insurance regulators could materially adversely affect our business, results of operations and financial condition.
Our financial statements are subject to the application of U.S. GAAP, which is periodically revised. Accordingly, from time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board (the “FASB”). It is possible that future accounting and reporting standards we are required to adopt could change the current accounting treatment that we apply to our financial statements, including impacting the calculation of net earnings, stockholders’ equity and other relevant financial statement line items. The impact of changes in accounting and reporting standards, particularly those that apply to insurance companies, cannot be predicted, but such changes could have a material adverse effect on our business, results of operations and financial condition. Such changes may also cause additional volatility in reported earnings, decrease the understandability of our financial results and affect the comparability of our reported results with the results of others. In addition, we may be unable to implement new accounting guidance or other proposals by the adoption date which would materially adversely impact our business. Furthermore, the required adoption of future accounting and reporting standards could require us to make significant changes to systems and use additional resources, which may result in significant costs.
If we are unable to on-board, retain, attract and motivate qualified employees or senior management, our business, results of operations and financial condition may be adversely impacted.
Our success is largely dependent on our ability to on-board, retain, attract and motivate qualified employees and senior management. We face intense competition in our industry and local job market for key employees with demonstrated ability, including actuarial, finance, legal, investment, risk, compliance, information technology and other professionals. We also face natural or man-made disasters or pandemics that could at times impact our ability to on-board new hires. See “—The occurrence of natural or man-made disasters or a pandemic, such as COVID-19, could materially adversely affect our business, results of operations and financial condition.” Furthermore, as the future of work evolves and work arrangements such as a remote work environment become more flexible and commonplace, our ability to compete for qualified employees could be further challenged. A remote work environment could expand competition among employers and may put us at a disadvantage if we are unable or unwilling to implement certain of these policies. We cannot be sure we will be able to on-board, attract, retain and motivate the desired workforce, and our failure to do so could have a material adverse effect on business, results of operations and financial condition. In addition, we may not be able to meet regulatory requirements relating to required expertise in various professional positions.
Managing key employee succession and retention is also critical to our success. We would be adversely affected if we fail to plan adequately for the succession of our senior management and other key employees. While we have succession plans and long-term compensation plans, including retention programs, designed to retain our employees, our succession plans may not operate effectively and our compensation plans cannot guarantee that the services of these employees will continue to be available to us.
If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our losses could increase.
We depend on reliable, consistent third-party servicing of the loans that we insure. Among other things, our mortgage insurance policies require insureds and their servicers to timely submit premium and monthly IIF and delinquency reports and to use commercially reasonable efforts to limit and mitigate loss when a loan is delinquent. If a servicer was to experience adverse effects to its business, such servicer could experience delays in its reporting and premium payment requirements. Without reliable, consistent third-party servicing, we may be unable to receive and process payments on insured loans and/or properly recognize and establish reserves on loans when a delinquency exists or occurs but is not reported to us. In addition, if these servicers fail to limit and mitigate losses when appropriate, our losses may unexpectedly increase. The number of borrowers seeking mortgage relief from the COVID-19 pandemic may place a significant strain on the operations of mortgage servicers, which could disrupt the servicing of mortgage loans covered by our insurance policies. This may result in servicers failing to appropriately report the delinquency status of loans, including whether the loans are subject to a COVID-19-related forbearance program, or failing to properly implement GSE forbearance or other loss mitigation programs. COVID-19 may also significantly impair the financial condition and liquidity of mortgage servicers who are required to advance principal, interest and tax payments to mortgage investors during borrower mortgage forbearance periods.
In recent years, the number of non-bank mortgage loan servicers has increased as the mortgage lending and mortgage loan servicing industries have come under increasing regulation and scrutiny. Significant, sustained failures by large servicers or other disruptions in the servicing of mortgage loans may damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny and could have a material adverse effect on our business, results of operations and financial condition.
Inadequate staffing levels could lead to disruptions in the servicing of mortgage loans, which in turn may contribute to a rise in delinquencies and could have a material adverse effect on our business, results of operations and financial condition. High delinquency rates could also strain the resources of servicers, reducing their ability to undertake mitigation efforts that would help limit losses.
Furthermore, we have delegated to the GSEs, which have in turn delegated to most of their servicers, the authority to accept modifications, short sales and deeds-in-lieu of foreclosure on loans we insure. Servicers are required to operate under protocols established by the GSEs in accepting these loss mitigation alternatives. We depend on servicers in making these decisions and mitigating our exposure to losses. In some cases, loss mitigation decisions favorable to the GSEs may not be favorable to us and may increase the incidence of paid claims. Inappropriate delegation protocols or failure of servicers to service in accordance with the protocols may increase the magnitude of our losses and have an adverse effect on our business, results of operations and financial condition. Our delegation of loss mitigation decisions to the GSEs is subject to cancellation, but exercise of our cancellation rights may have an adverse effect on our relationship with the GSEs and customers.
Our delegated underwriting program may subject our mortgage insurance business to unanticipated claims.
We enter into agreements with our customers that commit us to insure loans made by them using our pre-established guidelines for delegated underwriting. Delegated underwriting represented 66% and 64% of our total NIW by loan count for the years ended December 31, 2020 and 2019, respectively. Once we accept a customer into our delegated underwriting program, we generally insure a loan originated by that customer without validating the accuracy of the data submitted by the customer, investigating the loan file for fraud, or confirming that the customer followed our pre-established guidelines for delegated underwriting. See “Business—Underwriting.” Under this program, a customer could commit us to insure a material number of loans that would fail our pre-established guidelines for delegated underwriting but pass our model and certain gating criteria before we discover the problem and terminate that customer’s delegated underwriting authority. Although coverage on such loans may be rescindable or otherwise limited under the terms of our master policies, the burden of establishing the right to rescind or deny coverage lies with the insurer. To the extent that our customers exceed their delegated underwriting authorities, our business, results of operations and financial condition could be materially adversely affected.
Potential liabilities in connection with our contract underwriting services could have a material adverse effect on our business, results of operations and financial condition.
We offer contract underwriting services to certain of our customers, pursuant to which our employees and contractors work directly with the customer to determine whether the data relating to a borrower and a proposed loan contained in a mortgage loan application file complies with the customer’s loan underwriting guidelines or the investor’s loan purchase requirements. In connection with that service, we also compile the application data and submit it to the automated underwriting systems of Fannie Mae and Freddie Mac, which independently analyze the data to determine if the proposed loan complies with their investor requirements.
Under the terms of our contract underwriting agreements, we agree to indemnify the customer against losses incurred if we make material errors in determining whether loans processed by our contract underwriters meet specified underwriting or purchase criteria, subject to contractual limitations on liability. As a result, we assume credit and processing risk in connection with our contract underwriting services. If our reserves for potential claims in connection with our contract underwriting services are inadequate as a result of differences from our estimates and assumptions or other reasons, we may be required to increase our underlying reserves, which could materially adversely affect our business, results of operations and financial condition.
The premiums we agree to charge for our mortgage insurance coverage may not adequately compensate us for the risks and costs associated with the coverage we provide.
We establish premium rates for the duration of a mortgage insurance certificate upon issuance, and we cannot cancel the coverage or adjust the premiums after a certificate is issued. As a result, we cannot offset the impact of unanticipated claims with premium increases on coverage in-force. Our premium rates vary with the perceived risk of a claim and prepayment on the insured loan and are developed using models based on our long term historical experience, which takes into account a number of factors including, but not limited to, the LTV ratio, whether the mortgage provides for fixed payments or variable payments, the term of the mortgage, the borrower’s credit history, the borrower’s income and assets, and home price appreciation. See “—If the models used in our business are inaccurate or there are differences and/or variability in loss development compared to our model estimates and actuarial assumptions, it could have a material adverse effect on our business, results of operations and financial condition.” In the event the premiums we charge for our mortgage insurance coverage may not adequately compensate us for the risks and costs associated with the coverage, it may have a material adverse effect on our business, results of operation and financial condition.
A decrease in the volume of Low-Down Payment Loan originations or an increase in the volume of mortgage insurance cancellations could result in a decline in our revenue.
We provide mortgage insurance primarily for Low-Down Payment Loans. Factors that could lead to a decrease in the volume of Low-Down Payment Loan originations include, but are not limited to:
•an increase in home mortgage interest rates and further limitations on the deductibility of local property taxes for federal income tax purposes;
•implementation of more rigorous mortgage lending regulation, such as under the Dodd-Frank Act;
•a decline in economic conditions generally, or in conditions in regional and local economies;
•events outside of our control, including natural and man-made disasters and pandemics such as COVID-19, adversely affecting housing markets and home buying;
•the level of consumer confidence, which may be adversely affected by economic instability, war or terrorist events;
•an increase in the price of homes relative to income levels;
•a lack of housing supply at lower home prices;
•adverse population trends, including lower homeownership rates;
•high rates of home price appreciation, which for refinancings affect whether refinanced loans have LTV ratios that require mortgage insurance; and
•changes in government housing policy encouraging loans to FTHBs.
A decline in the volume of Low-Down Payment Loan originations would reduce the demand for mortgage insurance and, therefore, could have a material adverse effect on our business, results of operations and financial condition. See “—A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.”
In addition, a significant percentage of the premiums we earn each year are renewal premiums from mortgage insurance coverage written in previous years. We estimate that approximately 85% of our gross premiums earned for the year ended December 31, 2020 were renewal premiums compared to approximately 88% for both of the years ended December 31, 2019 and 2018. As a result, the length of time insurance remains in-force is an important determinant of our mortgage insurance revenues. Fannie Mae, Freddie Mac and many other mortgage investors generally permit a borrower to ask the loan servicer to cancel the borrower’s obligation to pay for mortgage insurance when the principal amount of the mortgage falls below 80% of the home’s value. Furthermore, the Homeowners Protection Act of 1998 (“HOPA”) provides a right for a borrower, so long as the borrower meets other criteria, to request cancellation of private mortgage insurance from their lender either on the date that LTV ratio of the mortgage is first scheduled to reach 80% of its original value or the date on which the LTV ratio of the mortgage reaches 80% of the original value based on actual payments. Likewise, under HOPA, there is an obligation for lenders to automatically terminate a borrower’s obligation to pay for mortgage insurance coverage once the LTV ratio reaches 78% of the original value. Factors that tend to reduce the length of time our mortgage insurance remains in-force include:
•declining interest rates, which may result in the refinancing of the mortgages underlying our mortgage insurance coverage with new mortgage loans that may not require mortgage insurance or that we do not insure;

•customer concentration levels with certain customers that actively market refinancing opportunities to their existing borrowers;
•significant appreciation in the value of homes, which causes the unpaid balance of the mortgage to decrease below 80% of the value of the home and enables the borrower to request cancellation of the mortgage insurance; and
•changes in mortgage insurance cancellation requirements of the GSEs or under applicable law.
Our persistency rates on primary mortgage insurance were 59%, 76% and 82% for years ended December 31, 2020, 2019 and 2018, respectively. The decrease in our persistency rate in 2020 was largely as a result of the low interest rate environment precipitated by the economic impacts of the COVID-19 pandemic. A decrease in persistency generally would reduce the amount of our IIF and could have a material adverse effect on our business, results of operations and financial condition. However, higher persistency on certain legacy products, especially A minus, Alt-A, ARMs and certain 100% LTV loans, could have a material adverse effect if claims generated by such products remain elevated or increase.
Our computer systems may fail or be compromised, and unanticipated problems could materially adversely impact our disaster recovery systems and business continuity plans, which could damage our reputation, impair our ability to conduct business effectively and materially adversely affect our business, results of operations and financial conditions.
Our business is highly dependent upon the effective operation of our computer systems. We also have arrangements in place with our partners and other third-party service providers through which we share and receive information, including the submission of new mortgage insurance applications. We also rely on these systems throughout our business for a variety of functions, including processing claims, providing information to customers, performing actuarial analyses and maintaining financial records. Despite the implementation of security and back-up measures, our computer systems and those of our partners and third-party service providers have been and may be in the future vulnerable to system failures, physical or electronic intrusions, computer viruses or other attacks, programming errors and similar disruptive problems. The failure of these systems for any reason could cause significant interruptions to our operations, which could result in a material adverse effect on our business, results of operations and financial condition.
Technology continues to expand and plays an ever-increasing role in our business. While it is our goal to safeguard information assets from physical theft and cybersecurity threats, there can be no assurance that our information security will detect and protect information assets from these ever-increasing risks. Information assets include both information itself in the form of computer data, written materials, knowledge and supporting processes, and the information technology systems, networks, other electronic devices and storage media used to store, process, retrieve and transmit that information. As more information is used and shared by our employees, customers and suppliers, both within and outside our company, cybersecurity threats become expansive in nature. Confidentiality, integrity and availability of information are essential to maintaining our reputation, legal position and ability to conduct our operations. Although we have implemented controls and continue to train our employees, a cybersecurity event could still occur that would cause damage to our reputation with our customers and other stakeholders and could have a material adverse effect on our business, results of operations and financial condition. See “—We collect, process, store, share, disclose and use consumer information and other data, and an actual or perceived failure to protect such information and data or respect users’ privacy could damage our reputation and brand and adversely affect our business, results of operations and financial condition.”
We rely on technologies to provide services to our customers. Customers require us to provide and service our mortgage insurance products in a secure manner, either electronically through our internet website or through direct electronic data transmissions. Accordingly, we invest resources in establishing and maintaining electronic connectivity with customers and, more generally, in technological advancements. In addition, if our information technology systems are inferior to our competitors’, existing and potential customers may choose our competitors’ products over ours. Our business would be negatively impacted if we are unable to enhance our platform when necessary to support our primary business functions, including to match or exceed the technological capabilities of our competitors. We cannot predict with certainty the cost of maintaining and improving our platform, but failure to make necessary improvements and any significant shortfall in any technology enhancements or negative variance in the timeline in which system enhancements are delivered could have an adverse effect on our business, results of operations and financial condition.
In addition, a natural or man-made disaster or a pandemic could disrupt public and private infrastructure, including our information technology systems. See “—The occurrence of natural or man-made disasters or a pandemic, such as COVID-19, could materially adversely affect our business, results of operations and financial condition.” Unanticipated problems with, or failures of, our disaster recovery systems and business continuity plans could have a material adverse impact on our ability to conduct business and on our results of operations and financial condition. Furthermore, if a significant number of our employees were unavailable in the event of a disaster or a pandemic, our ability to effectively conduct business could be severely compromised. The failure of our disaster recovery systems and business continuity plans could adversely impact our profitability and our business.
We collect, process, store, share, disclose and use consumer information and other data, and an actual or perceived failure to protect such information and data or respect users’ privacy could damage our reputation and brand and adversely affect our business, results of operations and financial condition.
We retain confidential customer information in our computer systems, and we rely on commercial technologies to maintain the security of those systems, including computers or mobile devices. Anyone who can circumvent our security measures and penetrate our computer systems or misuse authorized access could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable information, and proprietary business information. Our employees and vendors use portable computers or mobile devices that may contain similar information to that in our computer systems, and these devices have been and can be lost, stolen or damaged, and therefore subject to the same risks as our other computer systems. In addition, an increasing number of states require that affected parties be notified or other actions be taken (which could involve significant costs to us) if a security breach results in the inappropriate disclosure of personally identifiable information. We have experienced occasional, actual or attempted breaches of our cybersecurity, although to date none of these breaches has had a material effect on our business, operations or reputation. Any compromise of the security of our computer systems or those of our customers and third-party service providers that results in inappropriate disclosure of personally identifiable customer information could damage our reputation in the marketplace, deter lenders from purchasing our mortgage insurance, subject us to significant civil and criminal liability and require us to incur significant technical, legal and other expenses.
Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental investigations, enforcement actions, regulatory fines, litigation and public statements against us by consumer advocacy groups or others, and could cause our customers to lose trust in us, all of which could be costly and have an adverse effect on our business, results of operations and financial condition. Regulatory agencies or business partners may institute more stringent data protection requirements or certifications than those that we are currently subject to and, if we cannot comply with those standards in a timely manner, we may lose the ability to sell our products or process transactions containing payment information. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put consumer information at risk and could in turn harm our reputation, our business, results of operations and financial condition.

The occurrence of natural or man-made disasters or a pandemic, such as COVID-19, could materially adversely affect our business, results of operations and financial condition.
We are exposed to various risks arising out of natural disasters, large-scale public health emergencies and man-made disasters, including earthquakes, hurricanes, floods and tornadoes, acts of terrorism, military actions and pandemics, similar to COVID-19. While mortgage insurance does not cover property damage, a natural or man-made disaster or a pandemic could disrupt our computer systems and our ability to conduct or process business (including as a result of widespread absences of our employees due to exposure to the virus) as well as lead to higher delinquency rates as borrowers who are affected by the disaster may be unable to meet their contractual obligations, such as mortgage payments on loans insured under our mortgage insurance coverage. A natural or man-made disaster or a pandemic could trigger an economic downturn in the areas directly or indirectly affected by the disaster. In particular, while it is uncertain the extent to which such events may impact our business, the consequences of these events and actions taken by governmental authorities, the GSEs, our customers or others in connection therewith could lead to disruption of the economy, which may erode consumer and investor confidence levels or lead to increased volatility in the financial markets. These consequences could, among other things, result in an adverse effect on home prices in those areas or higher unemployment, which could result in increased loss experience. See “—The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines and other actions taken by governmental authorities in response to the pandemic” and “—A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.” A natural or man-made disaster or a pandemic could also disrupt public and private infrastructure, including communications and financial services, any of which could disrupt our normal business operations, and could adversely affect the value of the assets in our investment portfolio if it affects companies’ ability to pay principal or interest on their securities or the value of the underlying collateral of structured securities.
Natural or man-made disasters or a pandemic could also disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us, which could lead to increased reinsurance rates, less favorable terms and conditions and reduced availability of reinsurance. This may cause us to retain more risk than we otherwise would retain and could negatively affect our compliance with the financial requirements of the PMIERs. The PMIERs require us to maintain significantly more “Minimum Required Assets” for delinquent loans than for performing loans; however, the increase in Minimum Required Assets is not as great for certain delinquent loans in areas that FEMA has declared major disaster areas. For example, in response to COVID-19, the GSEs made temporary revisions to PMIERs in the PMIERs Amendment, providing relief on the risk-based required asset amount factor for certain non-performing loans impacted by a COVID-19 hardship. See “Regulation—Agency Qualification Requirements” and “—If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.” An increase in delinquency notices resulting from a natural or man-made disaster or a pandemic may result in an increase in “Minimum Required Assets” and a decrease in the level of our excess “Available Assets” that is discussed in our risk factor titled “—Risks Relating to Regulatory Matters—An adverse change in our regulatory requirements could have a material adverse impact on our business, results of operations and financial condition.”

We may suffer losses in connection with future litigation and regulatory proceedings or other actions.
From time to time, we may become subject to various legal and regulatory proceedings related to our business. Litigation and regulatory proceedings may result in financial losses and harm our reputation. We face the risk of litigation and regulatory proceedings or other actions in the ordinary course of operating our business, including class action lawsuits. We are also subject to litigation arising out of our general business activities such as our contractual and employment relationships. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot determine with certainty the ultimate outcome of any such litigation or proceedings. A substantial legal liability or injunction or a significant regulatory action against us could have a material adverse effect on our financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory proceeding or other action, we could suffer significant reputational harm and incur significant legal expenses and such litigation may divert management’s attention and resources, which could have a material adverse effect on our business, financial condition or results of operations.
The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business and cause us to incur incremental costs.
Historically, we have not been subject to the same financial, reporting and other corporate governance requirements as public companies. After this offering and the Concurrent Private Placement, we will be required to prepare and file annual, quarterly and other reports with the SEC, including financial statements that comply with the SEC’s detailed reporting requirements. We will also be subject to other reporting and corporate governance requirements under the listing standards of Nasdaq and the Sarbanes-Oxley Act, which will impose significant compliance costs and obligations upon us. The changes necessitated by our becoming a public company will require a significant commitment of additional resources and management oversight, which may increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff, who may not have experience working for a public company, and on our financial accounting and information systems. We may in the future hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. We may also incur other expenses associated with being a public company, including, but not limited to, increases in auditing, accounting and legal fees and expenses, investor relations expenses, directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees. As a public company, we will be required, among other things, to:
•prepare and file periodic reports, and distribute other stockholder communications, in compliance with the federal securities laws and the listing requirements and rules of the Nasdaq;
•define and expand the roles and the duties of our board of directors and its committees;
•institute more comprehensive compliance, investor relations and internal audit functions; and
•evaluate and maintain our system of internal controls over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.
Our Parent or certain of our Parent’s other subsidiaries will continue to perform or support many important corporate functions for our operations, including but not limited to, investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal). Our consolidated financial statements reflect charges for these services. There is no assurance that, following the completion of this offering, these services will be sustained at the same levels or that we would be able to replace such services in a timely manner or on comparable terms. Specific services provided under the Shared Services Agreement may be terminated by either party for convenience with at least one hundred eighty (180) days’ prior written notice to the other party. If our Parent or certain of our Parent’s other subsidiaries cease to provide services pursuant to the terms of our existing agreements, our costs of procuring services from third parties may increase. As a standalone company, we may be unable to obtain such goods and services at comparable prices or on terms as favorable as those obtained prior to this offering, either of which could adversely affect our business, results of operations or financial condition. See “—Risks Relating to Our Continuing Relationship with Our Parent—The terms of our existing arrangements between our Parent and third parties under which we receive services as an affiliate of our Parent may be more favorable than we will be able to obtain from a third party on our own.”
The historical consolidated financial data included in this prospectus is not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.
The historical consolidated financial data included in this prospectus is for EHI and its subsidiaries. Prior to the completion of this offering, EHI has been a wholly owned subsidiary of GHI (and an indirect subsidiary of our Parent) since 2012. This historical consolidated financial data does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented, or those we will achieve in the future. Significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting and investor relations. As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.
Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.
We have a significant amount of indebtedness. As of December 31, 2020, we had $750 million of debt outstanding. Our substantial indebtedness could have important consequences. For example, it could:
•increase our vulnerability to general adverse economic and industry conditions;
•require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
•limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•place us at a competitive disadvantage compared to our competitors that have less debt;
•limit our ability to borrow additional funds; and
•result in increased scrutiny from our regulators and the imposition of additional requirements or conditions that could, among other things, limit our ability to pay down debts.
In addition, there can be no assurance that we will be able to refinance any of our debt or that we will be able to refinance our debt on commercially reasonable terms. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:
•sales of assets;
•sales of equity; or
•negotiations to restructure the applicable debt.

Our debt instruments may restrict, or market or business conditions may limit, our ability to obtain additional indebtedness, refinance our indebtedness or use some of our options.
Risks Relating to Regulatory Matters
Our business is extensively regulated and changes in regulation may reduce our profitability and limit our growth.
Our insurance operations are subject to a wide variety of laws and regulations and are extensively regulated. State insurance laws regulate most aspects of our business, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and licensed. Failure to comply with applicable regulations or to obtain or maintain appropriate authorizations or exemptions under any applicable laws could result in restrictions on our ability to conduct business or engage in activities regulated in one or more jurisdictions in which we operate and could subject us to fines, injunctions and other sanctions that could have a material adverse effect on our business, results of operations and financial condition. In addition, the nature and extent of regulation could materially change, which may result in additional costs associated with compliance with any such changes, or changes to our operations that may be necessary to comply, any of which may have a material adverse effect on our business. See “—An adverse change in our regulatory requirements could have a material adverse impact on our business, results of operations and financial condition” and “—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”
State insurance regulatory authorities have broad administrative powers, which at times are coordinated and communicated across regulatory bodies. These administrative powers include, but are not limited to:
•licensing companies and agents to transact business;
•regulating certain premium rates;
•reviewing and approving policy forms;
•regulating discrimination in pricing, coverage terms and unfair trade and claims practices, including payment of inducements;
•establishing and revising statutory capital and reserve requirements and solvency standards;
•evaluating enterprise risk to an insurance company;
•approving changes in control of insurance companies;
•restricting the payment of dividends and other transactions between affiliates;
•regulating the types, amounts and valuation of investments; and
•restricting, pursuant to state monoline restrictions, the types of insurance products that may be offered.
State insurance regulators and the National Association of Insurance Commissioners (the “NAIC”) regularly re-examine existing laws and regulations, which may lead to modifications to SAP, interpretations of existing laws and the development of new laws and regulations applicable to insurance companies and their products.

Litigation and regulatory investigations or other actions are common in the insurance business and may result in financial losses, injunctions and harm to our reputation.
We face the risk of litigation and regulatory investigations or other actions in the ordinary course of operating our business.
Mortgage insurers have been involved in litigation alleging violations of Section 8 of the Real Estate Settlement and Procedures Act of 1974 (“RESPA”) or related state anti-inducement laws and the notice provisions of the Fair Credit Reporting Act (“FCRA”). Among other things, Section 8 of RESPA generally precludes mortgage insurers from paying referral fees to mortgage lenders for the referral of mortgage insurance business. This limitation also can prohibit providing services or products to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value, and paying fees for services that mortgage lenders provide that are higher than their reasonable or fair market value, in exchange for the referral of mortgage insurance business. Various regulators, including the CFPB, state insurance commissioners and state attorneys general may bring actions seeking various forms of relief in connection with alleged violations of the referral fee limitations of RESPA, as well as by private litigants in class actions. The insurance law provisions of many states also prohibit or restrict paying for the referral of insurance business and provide various mechanisms to enforce this prohibition.
In the past, a number of lawsuits have challenged the actions of mortgage insurance companies, including certain of our mortgage insurance subsidiaries, under RESPA, alleging that the insurers have violated the referral fee prohibition of Section 8 of RESPA by entering into captive reinsurance arrangements or providing products or services to mortgage lenders at improperly reduced prices in return for the referral of mortgage insurance. In addition to these private lawsuits, we and other mortgage insurance companies have in the past received civil investigative demands from the CFPB and state insurance regulators as part of their respective investigations to determine whether mortgage lenders and mortgage insurance providers engaged in acts or practices in connection with their captive mortgage insurance arrangements in violation of RESPA and state insurance laws. In 2013, the CFPB entered into consent orders with us and three other mortgage insurance companies settling the CFPB’s allegations related to mortgage insurance company captive arrangements, and those consent orders remain in effect for a period of ten years. One CFPB enforcement action against a mortgage originator for alleged kickbacks received from mortgage insurers, in which the CFPB ordered the mortgage originator to pay approximately $109 million in disgorgement, was decided by the United States Court of Appeals for the D.C. Circuit. On January 31, 2018, the en banc panel reinstated the original three-judge panel’s decision to overturn the CFPB’s order on certain statutory grounds, including finding fault with the CFPB’s interpretation of Section 8 of RESPA. The court’s ruling in this case may have an impact on future enforcement activity. Federal and state regulatory enforcement of Section 8 of RESPA presents risk for many providers of “settlement services,” including mortgage insurers.
In addition, the increased use by the private mortgage insurance industry of risk-based pricing systems that establish premium rates based on more attributes than previously considered may result in increased state and/or federal scrutiny of premium rates. The increased use of algorithms, artificial intelligence and data and analytics in the mortgage insurance industry may also lead to additional regulatory scrutiny related to other matters such as discrimination in pricing and underwriting, data privacy and access to insurance.
A substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, results of operations and financial condition. It is possible that we could become subject to future investigations, regulatory actions, lawsuits, or enforcement actions, which could cause us to incur legal costs and, if we were found to have violated any laws or regulations, require us to pay fines and damages, result in injunctions and incur other sanctions, perhaps in material amounts. Increased regulatory scrutiny and any resulting investigations or legal proceedings could result in new legal precedents and industry-wide regulations or practices that could have a material adverse effect on our business, results of operations and financial condition. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm and incur significant legal expenses, which could have a material adverse effect on our business, results of operations and financial condition. We cannot predict the ultimate outcomes of any future investigations, regulatory actions or legal proceedings.
An adverse change in our regulatory requirements could have a material adverse impact on our business, results of operations and financial condition.
We are required by certain states and other regulators to maintain certain RTC ratios. In addition, PMIERs include financial requirements for mortgage insurers under which a mortgage insurer’s “Available Assets” (generally only the most liquid assets of an insurer) must meet or exceed “Minimum Required Assets” (which are based on an insurer’s RIF and are calculated from tables of factors with several risk dimensions and are subject to a floor amount). The failure of our insurance subsidiaries to meet their regulatory requirements, and additionally the current PMIERs financial requirements, could limit our ability to write new business. For further discussion of the importance of the current PMIERs financial requirements to our insurance subsidiaries, see “—If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition” and “—We are subject to minimum statutory capital requirements that, if not met or waived, would result in restrictions or prohibitions on our doing business and could have a material adverse impact on our business, results of operations and financial condition.”
An adverse change in our RTC ratio or other minimum regulatory requirements could cause rating agencies to downgrade our financial strength ratings, which would have an adverse impact on our ability to write and retain business, and could cause regulators to take regulatory or supervisory actions with respect to our business, all of which could have a material adverse effect on our results of operations, financial condition and business. For further discussion on the importance of ratings, see “—Risks Relating to Our Business—Adverse rating agency actions have resulted in a loss of business and adversely affected our business, results of operations and financial condition, and future adverse rating agency actions could have a further and more significant adverse impact on us.”
These regulations are principally designed for the protection of policyholders rather than for the benefit of investors. Any proposed or future legislation or NAIC initiatives, if adopted, may be more restrictive on our ability to conduct business than current regulatory requirements or may result in higher costs or increased statutory capital and reserve requirements. Further, because laws and regulations can be complex and sometimes inexact, there is also a risk that any particular regulator’s or enforcement authority’s interpretation of a legal, accounting or reserving issue may change over time to our detriment, or expose us to different or additional regulatory risks. The application of these regulations and guidelines by insurers involves interpretations and judgments that may differ from those of state insurance departments. We cannot provide assurance that such differences of opinion will not result in regulatory, tax or other challenges to the actions we have taken to date. The result of those potential challenges could require us to increase levels of statutory capital and reserves or incur higher operating costs and/or have implications on certain tax positions.
We are subject to minimum statutory capital requirements that, if not met or waived, would result in restrictions or prohibitions on our doing business and could have a material adverse impact on our business, results of operations and financial condition.
If we fail to maintain the required minimum capital level in a state where we write business, we would generally be required to immediately stop writing new business in the state until we re-establish the required level of capital or receive a waiver of the requirement from the state’s insurance regulator, or until we have established an alternative source of underwriting capacity acceptable to the regulator. As of December 31, 2020 and December 31, 2019, our combined RTC ratio was approximately 12.1:1 and

12.2:1, respectively. Should we exceed required RTC levels in the future, we would seek required regulatory and GSE forbearance and approvals or seek approval for the utilization of alternative insurance vehicles. However, there can be no assurance if, and on what terms, such forbearance and approvals may be obtained.
The NAIC established the Mortgage Guaranty Insurance Working Group (the “MGIWG”) to determine and make recommendations to the NAIC’s Financial Condition Committee as to what, if any, changes to make to the solvency and other regulations relating to mortgage guaranty insurers. The MGIWG continues to work on revisions to the Mortgage Guaranty Insurance Model Act (the “MGI Model”), revisions to Statement of Statutory Accounting Principles No. 58—Mortgage Guaranty Insurance and the development of a mortgage guaranty supplemental filing. In late 2019 and early 2021, the MGIWG released exposure drafts of the revised MGI Model, including new proposed mortgage guaranty insurance capital requirements for mortgage insurers, and the mortgage guaranty supplemental filing, which currently remains under development. We cannot predict the outcome of this process, whether any state will adopt the amended MGI Model or any of its specific provisions, the effect changes, if any, will have on the mortgage guaranty insurance market generally, or on our business specifically, the additional costs associated with compliance with any such changes, or any changes to our operations that may be necessary to comply, any of which could have a material adverse effect on our business, results of operations and financial condition. We also cannot predict whether other regulatory initiatives will be adopted or what impact, if any, such initiatives, if adopted as laws, may have on our business, results of operations and financial condition.
Changes in regulations that adversely affect the mortgage insurance markets in which we operate could affect our operations significantly and could reduce the demand for mortgage insurance.
In addition to the general regulatory risks that are described under “—Our business is extensively regulated and changes in regulation may reduce our profitability and limit our growth,” we are also affected by various additional regulations relating particularly to our mortgage insurance operations.
Federal and state regulations affect the scope of our competitors’ operations, which influences the size of the mortgage insurance market and the intensity of the competition. This competition includes not only other private mortgage insurers, but also federal and state governmental and quasi-governmental agencies, principally the FHA and the VA, which are governed by federal regulations. Increases in the maximum loan amount that the FHA can insure, and reductions in the mortgage insurance premiums the FHA charges, including a potential 25 basis point reduction, can reduce the demand for private mortgage insurance. Decreases in the maximum loan amounts the GSEs will purchase or guarantee, increases in GSE fees or decreases in the maximum LTV ratio for loans the GSEs will purchase can also reduce demand for private mortgage insurance. See “—Risks Relating to Our Business—Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition.” Legislative, regulatory and administrative changes could cause demand for private mortgage insurance to decrease.
Additionally, on December 17, 2020, the FHFA promulgated the Enterprise Capital Framework, which imposes a new capital framework on the GSEs, including risk-based and leverage capital requirement and capital buffers in excess of regulatory minimums that can be drawn down in periods of financial distress. The Enterprise Capital Framework became effective on February 16, 2021. However, the GSEs will not be subject to any requirement under the Enterprise Capital Framework until the applicable compliance date. Compliance with the Enterprise Capital Framework, other than the requirements to maintain a PCCBA and a PLBA, is required on the later of (i) the date of termination of the conservatorship of a GSE and (ii) any later compliance date provided in a consent order or other transition order applicable to such GSE. FHFA contemplates that the compliance dates for the PCCBA and the PLBA will be the date of termination of the conservatorship of a GSE. The Enterprise Capital Framework’s advanced approaches requirements will be delayed until the later of (i) January 1, 2025 and (ii) any later compliance date provided by a transition order applicable to such GSE. The Enterprise

Capital Framework significantly increases capital requirements and reduces capital credit on CRT transactions as compared to the previous framework. The final rule could cause the GSEs to increase their guarantee pricing in order to meet the new capital requirements. If the GSEs increase their guarantee pricing in order to meet the higher capital requirements, that increase could have a negative impact on the private mortgage insurance market and our business. Furthermore, higher GSE capital requirements could ultimately lead to increased costs to borrowers for GSE loans, which in turn could shift the market away from the GSEs to the FHA or lender portfolios. Such a shift could result in a smaller market size for private mortgage insurance. This rule could also accelerate the recent diversification of the GSE’s risk transfer programs to encompass a broader array of instruments beyond private for mortgage insurance, which could adversely impact our business. Also in preparation for the end of the FHFA’s conservatorship of the GSEs, the FHFA promulgated a final rule on May 4, 2021, effective July 6, 2021, that requires the GSEs to develop plans that would facilitate their rapid and orderly resolution in the event FHFA is appointed as their receiver. See “—Risks Relating to Our Business—Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition.”
In addition, if international banking standards set forth by the Basel Committee are implemented in the United States, without modification by the Federal Banking Agencies (as defined below), the rules could discourage the use of mortgage insurance in the United States. See “—The implementation of the Basel III may discourage the use of mortgage insurance.”
As a credit enhancement provider in the residential mortgage lending industry, we are also subject to compliance with or otherwise impacted by various federal and state consumer protection and insurance laws, including RESPA, the Fair Housing Act of 1968 (the “Fair Housing Act”), HOPA, the FCRA and others. Among other things, these laws: (i) prohibit payments for referrals of settlement service business, providing services to lenders for no or reduced fees or payments for services not actually performed; (ii) require cancellation of insurance and refund of unearned premiums under certain circumstances; and (iii) govern the circumstances under which companies may obtain and use consumer credit information. Changes in these laws or regulations, changes in the appropriate regulator’s interpretation of these laws or regulations or heightened enforcement activity could materially adversely affect our business, results of operations and financial condition.
The implementation of the Basel III may discourage the use of mortgage insurance.
In 1988, the Basel Committee on Banking Supervision (the “Basel Committee”), developed the Basel Capital Accord (“Basel I”), which sets out international benchmarks for assessing banks’ capital adequacy requirements. In 2005, the Basel Committee issued an update to Basel I (“Basel II”), which, among other things, sets forth capital treatment of mortgage insurance purchased and held on balance sheet by banks in respect of their origination and securitization activities. Following the financial crisis of 2008, the Basel Committee made further revisions to improve the quality and quantity of capital banking organizations hold through Basel III. The Federal Reserve, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation (“FDIC”) (collectively, the “Federal Banking Agencies”) implemented Basel III through the adoption of revisions to their regulatory capital rules (the “Basel III Rules”), which establish minimum RBC and leverage capital requirements for most United States banking organizations (although banking organizations with less than $10 billion in total assets may now choose to comply with an alternative community bank leverage ratio framework established by the Federal Banking Agencies in 2019).
If further revisions to the Basel III Rules increase the capital requirements of banking organizations with respect to the residential mortgages we insure or do not provide sufficiently favorable treatment for the use of mortgage insurance purchased in respect of a bank’s origination and securitization activities it could adversely affect the demand for mortgage insurance. In December 2017, the Basel Committee published final revisions to the Basel III capital framework (the “2017 Basel III Revisions”) that were generally targeted for implementation by each participating country by January 1, 2022. In March 2020, the Basel Committee revised the target date for implementation to January 1, 2023. Under these revisions to the international framework, banks using the standardized approach to determine their credit risk may consider mortgage insurance in calculating the exposure amount for real estate, but will determine the risk-weight for residential mortgages based on the LTV ratio at loan origination, without consideration of mortgage insurance. Under the standardized approach, after the appropriate risk-weight is determined, the existence of mortgage insurance could be considered, but only if the company issuing the insurance has a lower risk-weight than the underlying exposure. Mortgage insurance issued by private companies would not meet this test. Therefore, under the 2017 Basel III Revisions, mortgage insurance could not mitigate credit and lower the capital charge under the standardized approach. It is possible that the Federal Banking Agencies could determine that their current capital rules are at least as stringent as the 2017 Basel III Revisions, in which case no change would be mandated. However, if the Federal Banking Agencies decide to implement the 2017 Basel III Revisions as specifically drafted by the Basel Committee, mortgage insurance would not lower the LTV ratio of residential loans for capital purposes, and therefore may decrease the demand for mortgage insurance.
Further, it is possible (but not mandated by the 2017 Basel III Revisions) that the Federal Banking Agencies and the GSEs might likewise discontinue taking mortgage insurance into account when determining a mortgage’s LTV ratio for prudential (non-capital) purposes.
Risks Relating to Our Continuing Relationship with Our Parent
Our Parent will be able to exert significant influence over us and our corporate decisions.
Under the terms of the master agreement that we intend to enter into with our Parent in connection with this offering (the “Master Agreement”), our Parent will be entitled to designate a certain number of persons to our board of directors and certain committees thereof depending on the beneficial ownership by our Parent of our outstanding common stock. In addition, for so long as our Parent beneficially owns more than 50% of our outstanding common stock, we will be required to seek the prior written consent of our Parent to take various significant corporation actions (subject to certain exceptions). See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement.” Because our Parent’s interests may differ from those of other stockholders, actions that our Parent takes or omits to take with respect to us (including those corporate or business actions requiring its prior written approval), for as long as it is our controlling stockholder, may not be as favorable to other stockholders as they are to our Parent. See “—Conflicts of interest and other disputes may arise between our Parent and us that may be resolved in a manner unfavorable to us and our other stockholders.” We also intend to enter into a registration rights agreement with our Parent, which will give our Parent a right, subject to certain conditions, to require us to register the sale of our common stock beneficially owned by our Parent after this offering. See “—General Risk Factors—Future sales of shares by existing stockholders could cause our share price to decline.” We cannot accurately predict whether any of the terms of the Master Agreement or registration rights agreement will negatively affect our business.
If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.
Following this offering and the Concurrent Private Placement, our Parent will continue to beneficially own at least 80% of our common stock. As a result, our Parent will control all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of our Parent may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, our Parent may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal Stockholder” and “Description of Capital Stock—Anti-Takeover Provisions.”
Conflicts of interest and other disputes may arise between our Parent and us that may be resolved in a manner unfavorable to us and our other stockholders.
Conflicts of interest and other disputes may arise between our Parent and us in connection with our past and ongoing relationships, and any future relationships we may establish.
Following this offering and for so long as our Parent continues to beneficially own more than 50% of our outstanding common stock, our Parent will have the right to nominate the majority of our directors. Certain of these directors may also be officers or employees of our Parent or certain of our Parent’s other subsidiaries. Because of their current or former positions with our Parent or certain of our Parent’s other subsidiaries, these directors, as well as a number of our officers, own substantial amounts of our Parent’s common stock and options to purchase our Parent’s common stock. Ownership interests of our directors or officers in our Parent’s common stock, or service of certain of our directors as officers of our Parent or certain of our Parent’s other subsidiaries, may create, or may create the appearance of, conflicts of interest when such director or officer is faced with a decision that could have different implications for the two companies. For example, potential conflicts could arise regarding the desirability of acquisition opportunities, business plans, employee retention or recruiting, capital management or our dividend policy.
In addition, in connection with this offering, we and our Parent and certain of our Parent’s other subsidiaries have entered into or intend to enter into agreements that provide a framework for our ongoing relationship, including a Master Agreement, a registration rights agreement, a Shared Services Agreement (as defined herein), an intellectual property cross license agreement and a transitional trademark license agreement. Disagreements regarding the rights and obligations of our Parent or certain of our Parent’s other subsidiaries or us under each of these agreements or any renegotiation of their terms could create conflicts of interest for certain of these directors and officers, as well as actual disputes that may be resolved in a manner unfavorable to us and our other stockholders. Interruptions to or problems with services provided under the Shared Services Agreement could result in conflicts between us and our Parent or certain of our Parent’s other subsidiaries that increase our costs both for the processing of business and the potential remediation of disputes. Although we believe these agreements do or will contain commercially reasonable terms, the terms of these agreements may later prove not to be in the best interests of our future stockholders or may contain terms less favorable than those we could obtain from third parties. In addition, certain of our officers negotiating these agreements may appear to have conflicts of interest as a result of their ownership of our Parent’s common stock and holdings of our Parent’s equity awards.
The terms of our arrangements with our Parent may be more favorable than we will be able to obtain from an unaffiliated third party.
Our Parent or certain of our Parent’s other subsidiaries currently performs or supports many important corporate functions for our operation, including but not limited to, investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal). On August 4, 2021, we entered into the Shared Services Agreement with our Parent that provides us continued access to certain of these services. We negotiated these arrangements with our Parent or certain of our Parent’s other subsidiaries in the context of a parent-subsidiary relationship. We cannot assure you that following the completion of this offering these services will be sustained at the same levels or that we would be able to replace such services in a timely manner or on comparable terms.

Specific services provided under the Shared Services Agreement may be terminated by either party for convenience with at least one hundred eighty (180) days’ prior written notice to the other party. If our Parent or certain of our Parent’s other subsidiaries cease to provide services pursuant to the terms of our existing agreements, our costs of procuring services from third parties may increase. As a standalone company, we may be unable to obtain such goods and services at comparable prices or on terms as favorable as those obtained prior to this offering, either of which could adversely affect our business, results of operations or financial condition. Other agreements with our Parent or certain of our Parent’s other subsidiaries also govern the relationship between us and our Parent or certain of our Parent’s other subsidiaries following this offering and provide for the allocation of certain expenses. They also contain terms and provisions that may be more favorable than terms and provisions we might have obtained in arm’s length negotiations with unaffiliated third parties. These operational risks could have a material adverse effect on our business, results of operations and financial condition. For additional discussion of the services, see “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Shared Services Agreement.”
Our reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.
After this offering, we will remain a part of our Parent’s family of businesses. Therefore, our customers, third-party service providers, credit providers and other persons may continue to associate us with our Parent’s reputation and services, as well as its capital base and financial strength. Our Parent has substantial leverage and depends on us as a source of liquidity. See “—Our Parent’s indebtedness and potential liquidity constraints may negatively affect us” and “—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.”
Our Parent continues to pursue its overall strategy with a focus on improving business performance, reducing financial leverage and increasing financial and strategic flexibility across the organization. Our Parent’s strategy includes maximizing its opportunities in its mortgage insurance businesses and stabilizing its United States life insurance businesses. However, our Parent cannot be sure it will be able to successfully execute on any of its strategic plans to effectively address its current business challenges (including with respect to addressing its debt maturities and other near-term liabilities and financial obligations, reducing costs, stabilizing its United States life insurance businesses without additional capital contributions, overall capital and ratings), including as a result of:
•an inability to attract buyers for any businesses or other assets our Parent may seek to sell, or securities it may seek to issue, in each case, in a timely manner and on anticipated terms;
•an inability to increase the capital needed in our Parent’s businesses in a timely manner and on anticipated terms, including through improved business performance, reinsurance or similar transactions, asset sales, debt issuances, securities offerings or otherwise, in each case as and when required;
•a failure to obtain any required regulatory, stockholder, noteholder approvals and/or other third-party approvals or consents for such alternative strategic plans;
•our Parent’s challenges changing or being more costly or difficult to successfully address than currently anticipated or the benefits achieved being less than anticipated;
•an inability to achieve anticipated cost-savings in a timely manner; and
•adverse tax or accounting charges.
We also rely on our Parent and/or certain of our Parent’s subsidiaries to provide certain investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal). If our Parent is unable or unwilling to provide such services in the future, we may be unable to provide such services ourselves or we may have to incur additional expenditures to obtain such services from another provider. Additionally, we may be subject to reputational harm if our Parent or any of its affiliates, previously, or in the future, among other things, becomes subject to litigation or otherwise damages its reputation or business prospects. Any of these events might in turn could adversely affect our business, results of operations and financial condition.
Our Parent’s challenges in its long-term care insurance business, or other financial or operational difficulties, may also be attributed to us by investors and may have an adverse effect on the perception of our common stock as an investment. Additionally, any downgrade or negative outlook of our Parent’s ratings may negatively impact our ratings by certain ratings agencies whose rating protocols and group rating methodologies require adverse ratings actions in cases of parent or sister company rating downgrades or adverse rating actions. A downgrade in our ratings may adversely affect our relationship with current and potential customers as well as our ability to write new business and access capital on favorable terms. See “—Risks Relating to Our Business—Adverse rating agency actions have resulted in a loss of business and adversely affected our business, results of operations and financial condition, and future adverse rating agency actions could have a further and more significant adverse impact on us.”
Our Parent’s indebtedness and potential liquidity constraints may negatively affect us.
Our Parent as of December 31, 2020 had outstanding holding company indebtedness of $2.7 billion that matures between 2021 and 2066, including approximately $338 million that matured in February 2021 and $659 million that matures in September 2021. During the first quarter of 2021, our Parent fully redeemed its senior notes with an outstanding principal balance of approximately $338 million at maturity in February 2021 and repurchased $146 million in principal amount of its senior notes due in September 2021. On July 21, 2021, our Parent early redeemed the remaining $513 million principal balance of its September 2021 senior notes bringing its total outstanding holding company indebtedness to approximately $1.7 billion. Our Parent has been a party to English Court proceedings brought by AXA since December 2017 (case title: AXA S.A. v. Genworth Financial International Holdings, LLC et. al.). On July 20, 2020, our Parent entered into a settlement agreement with AXA (the “AXA Settlement”) pursuant to which the parties agreed, pending satisfaction of certain conditions, not to enforce, appeal or set aside the liability judgment of December 6, 2019 and the subsequently issued damages judgment of July 27, 2020. Prior to the AXA Settlement, our Parent made a £100 million ($134 million) interim payment to AXA in January 2020. As part of the AXA Settlement, our Parent agreed to pay an additional initial amount of £100 million ($125 million) to AXA, which was duly paid on July 21, 2020, and a significant portion of future claims that are still being processed.
In addition, a secured promissory note (as amended, the “Promissory Note”) was issued to AXA, under which our Parent agreed to make, subject to certain mandatory prepayment obligations, two deferred cash payments, totaling approximately £317 million, in June 2022 (the “June 2022 Payment”) and in September 2022 (the “September 2022 Payment”). As of June 30, 2021, future claims that are still being processed are estimated to be £38 million and will be added to the Promissory Note as part of the September 2022 Payment. To secure its obligation under the Promissory Note, our Parent pledged as collateral to AXA a 19.9% security interest in our outstanding common shares held by our Parent indirectly through GHI. Unless an event of default has occurred under the Promissory Note, AXA does not have the right to sell or repledge the collateral, and the security interest does not entitle AXA to voting rights. The collateral will be fully released upon full repayment of the Promissory Note and may be partially released under certain circumstances upon certain prepayments. Accordingly, the collateral arrangement has no impact on our consolidated financial statements. See “—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions” and “—Our reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.”
In March 2021, our Parent sold all of its common shares in GMA, which resulted in a mandatory payment of approximately £176 million, including £2 million of interest, under the Promissory Note entered into in connection with the AXA Settlement. This payment (the “March 2021 Mandatory

Payment”) fully satisfied the June 2022 Payment obligation and partially prepaid the September 2022 Payment. As of June 30, 2021, our Parent owes approximately £249 million in connection with the AXA Settlement, which is subject to increase.
In connection with its annual financial reporting for the year ended December 31, 2020, our Parent disclosed that certain conditions and events occurring and expected to occur raise doubt about its ability to meet its financial obligations for the succeeding year. During the first quarter of 2021, our Parent sold its ownership interest in GMA, for which it received net cash proceeds of $370 million in March 2021. In connection with its quarterly financial reporting for the period ended June 30, 2021, our Parent disclosed that its current unrestricted cash, cash equivalents and liquid assets provide it with sufficient liquidity to meet its financial obligations and maintain business operations for one year from the date its financial statements are issued. Accordingly, our Parent no longer needs to determine whether its plans alleviate doubt about its ability to meet its financial commitments and obligations within the next year.
As of June 30, 2021, our Parent has, among other obligations, debt maturities in the amount of $400 million in each of August 2023 and February 2024, along with payments under the Promissory Note due to AXA in September 2022. Our Parent also currently has annualized run-rate interest payments of approximately $80 million based upon debt outstanding subsequent to the July redemption of September 2021 maturity debt and year-to-date cash tax receipts of approximately $199 million as of June 30, 2021, primarily from intercompany tax payments. Because we are not responsible for our Parent’s indebtedness and we are currently predominately capitalized and funded independently of our Parent, if our Parent is unable to raise sufficient proceeds to satisfy its obligations as they become due, or our Parent were to default on its outstanding indebtedness, or were to default on the Promissory Note and result in AXA seeking to foreclose on the pledged shares held by our Parent indirectly through GHI or our Parent were to become subject to insolvency or other similar proceedings, we would not expect such events to result directly in an event of default or an insolvency event for us. However, any such event or the risk (or perceived risk) that any such proceedings could involve us, could negatively affect our ratings, our reputation, our business, our liquidity and results of operations, and could therefore have a negative effect on our ability to repay our own indebtedness, including the 2025 Senior Notes, or otherwise could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects. See “—Our reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.”
The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.
In connection with the AXA Settlement, our Parent entered into the Promissory Note with an initial aggregate principal amount of approximately £425 million ($581 million), which is secured by a 19.9% interest in our common stock. The collateral will be fully released upon full repayment of the Promissory Note and may be partially released under certain circumstances upon certain payments. The Promissory Note is due in two deferred cash payments, totaling approximately £317 million, the June 2022 Payment and the September 2022 Payment. As of June 30, 2021, our Parent owes approximately £249 million ($344 million) in connection with the AXA Settlement, which is subject to increase. The Promissory Note remains subject to various mandatory prepayment provisions including, with certain exceptions, for future debt and equity financings and certain types of asset sales and other strategic transactions. While the Promissory Note is outstanding, these prepayment provisions, as well as other covenants and restrictions imposed on us may make it practically difficult for us to finance our operations and the operations of our subsidiaries with future debt or equity offerings, certain types of asset sales or other strategic transactions that may be potential sources of funding. To the extent we need funding to finance our operations or the operations of our subsidiaries or to satisfy other liquidity needs, there can be no assurance that we will be able to generate additional funding on favorable terms or at all. Such inability to finance our business could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects. See “—Our Parent’s indebtedness and potential liquidity constraints may negatively affect us.”

Risks Relating to Taxation
Changes in tax laws could have a material adverse effect on our business, cash flows, results of operations or financial condition.
Various tax regulations require the preparation of complex computations, significant judgments and estimates in interpreting their respective provisions. These aspects are inherently difficult to interpret and apply, and the Treasury Department, the Internal Revenue Service (the “IRS”) and other standard-setting bodies could interpret these aspects differently than us. In addition, these departments could issue guidance on how provisions of tax regulations should be applied or administered that could be different from our interpretation. Therefore, even though we believe we have applied tax laws and regulations appropriately in our financial statements it is possible that we have interpreted the rules differently and therefore applied the impacts to our financial results in a way that differs from those of these authoritative bodies. Likewise, changes in tax laws or regulations may be proposed or enacted that could adversely affect our overall tax liability and results of operations or financial condition. Changes in tax laws and regulations that impact our customers and counterparties or the economy may also impact our results of operations and financial condition. There can be no assurance that changes in tax laws or regulations will not materially and/or adversely affect our effective tax rate, tax payments, results of operations and financial condition.
We are subject to regular review and audit by tax authorities as well as subject to the prospective and retrospective effects of changing tax regulations and legislation. The ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income (loss), cash flows or operations.
We are jointly and severally liable for any U.S. federal income taxes owed by the Genworth Consolidated Group for taxable periods in which we are a member of the group.
We currently join in the filing of a United States consolidated income tax return of which our Parent is the common parent (the “Genworth Consolidated Group”) with our other insurance and non-insurance affiliates. As a result, we are jointly and severally liable for the U.S. federal income taxes owed by the group for periods in which we are a member of the group. Accordingly, for any taxable periods for which we are included in the Genworth Consolidated Group for U.S. federal income tax purposes, we could be liable in the event that any income tax liability was incurred but was not discharged by the Parent or any other member of the group. Our Parent, however, will be responsible for any taxes for which we are jointly and severally liable solely by reason of filing a combined, consolidated or unitary return with our Parent under the Tax Allocation Agreement.
Our Parent’s continued ownership of 80% of our common stock may limit our ability to raise additional capital by issuing common stock to third parties.
We are currently a member of the Genworth Consolidated Group and will continue to be a member following the offering. As a consequence, we will pay our Parent our share of the consolidated income tax liability when we have taxable income or receive benefit for losses we contribute and which are utilized to the Genworth Consolidated Group. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—Tax Allocation Agreement.”
Our Parent and certain of its non-insurance subsidiaries expect to incur material federal income tax deductions in the future, primarily related to interest expense on third-party debt and expenses in respect of stewardship with respect to the enterprise and subsidiary operations. If we were to cease to be a member of the Genworth Consolidated Group, our income could no longer offset tax losses of other members of the Genworth Consolidated Group, and the Genworth Consolidated Group may not have sufficient taxable income from other operations to fully absorb the anticipated tax deductions of our Parent and its non-insurance subsidiaries, reducing the value of such tax deductions to our Parent. Given that our Parent expects to incur federal income tax deductions for the foreseeable future, our Parent may find it beneficial to retain at least 80% ownership of our common stock for the foreseeable future.

As a condition to us remaining a member of the Genworth Consolidated Group, our Parent generally must continue to own an amount of our stock which possesses at least 80% of the total voting power of our stock and has a value equal to at least 80% of the total value of our stock. For these purposes, the term “stock” does not include any stock that (i) is not entitled to vote; (ii) is limited and preferred as to dividends and does not participate in corporate growth to any significant extent; (iii) has redemption and liquidation rights which do not exceed the issue price of such stock (except for a reasonable redemption or liquidation premium) and (iv) is not convertible into another class of stock. Accordingly, while we will have the ability to raise additional capital through certain preferred stock or other means, we will be limited in our ability to raise additional capital by issuing common stock to third parties without leaving our Parent’s consolidated group, which our Parent may not permit. We may also be limited pursuant to restrictions imposed by insurance regulators, GSEs and any limitations under intercompany agreements. This limitation on our ability to raise additional capital through the issuance of common stock could have a material adverse impact on our business, results of operations and financial condition.
If we leave the Genworth Consolidated Group, we may be required to make payments under the Tax Allocation Agreement and may be required to pay more income tax in the future.
We are currently a member of the Genworth Consolidated Group, and expect to continue to be a member as long as our Parent continues to own an amount of our stock which possesses at least 80% of the total voting power of our stock, and has a value equal to at least 80% of the total value of our stock. See “—Our Parent’s continued ownership of 80% of our common stock may limit our ability to raise additional capital by issuing common stock to third parties”. Our Parent may cease to own such amount of stock in the future for a number of reasons, including by reason of a foreclosure by AXA upon the shares of our common stock pledged by our Parent under the Promissory Note. In that event, we would cease to be a member of the Genworth Consolidated Group.
In the event we were to cease being a member of the Genworth Consolidated Group, we may be required to make a payment to our Parent in respect of tax benefits for which we received credit under the Tax Allocation Agreement, but which had not been utilized by the Genworth Consolidated Group at such time. These tax benefits would be available to reduce our tax liabilities in periods after we leave the Genworth Consolidated Group, subject to any applicable limitation that may apply with respect to such period or tax benefit. In addition, the tax consequences of any transaction between us and other members of the Genworth Consolidated Group which were deferred under the consolidated return rules would likely be triggered, which could require us to make additional payments under the Tax Allocation Agreement. See “—Related Party Transactions—Other Related Party Transactions—Tax Allocation Agreement”.
In addition, in the event we were to cease being a member of the Genworth Consolidated Group, we and our Parent would be subject to the application of the “unified loss rules”, which may require us to pay more income tax in the future. Subject to certain exceptions, if our Parent has higher tax basis in our shares than the fair market value of our shares at the time we left the Genworth Consolidated Group, these rules could require us to reduce certain of our tax attributes, including the tax basis in our assets. If such reduction occurred, we could be required to pay more income tax in the future. Our Parent could, at such time, elect to reduce its tax basis in our shares at such time to prevent such attribute reduction, although our Parent has not committed to do so.
At this time, we do not expect that the unified loss rules would cause a material reduction in the tax basis of our assets if we were to depart the Genworth Consolidated Group. The application of the unified loss rules are complex, however, and will depend upon a number of factual determinations that must be made at the time of such departure. Accordingly, no guarantee can be given that we would not be required to pay more income tax as a result of the application of the unified loss rules upon a deconsolidation. Such increased tax obligations could have a material adverse impact on our business, results of operations and financial condition.

The application of the unified loss rules to this offering specifically is discussed below, under “—Related Party Transactions—Relationship with Our Parent—Master Agreement—Tax Matters.”
General Risk Factors
We are a holding company, and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.
We are a holding company with limited direct business operations. Our primary subsidiaries are insurance companies that own substantially all of our assets and conduct substantially all of our operations. Dividends from our subsidiaries and permitted payments to us under arrangements with our subsidiaries are our principal sources of cash to meet our obligations. These obligations include operating expenses and interest and principal on current and any future borrowings. Our subsidiaries may not be able to, or may not be permitted by regulators to, pay dividends or make distributions to enable us to meet our obligations. Each subsidiary is a distinct legal entity and legal and contractual restrictions may also limit our ability to obtain cash from our subsidiaries. If the cash we receive from our subsidiaries pursuant to dividends and other arrangements is insufficient to fund any of these obligations, or if a subsidiary is unable or unwilling to pay future dividends or distributions to us to meet our obligations, we may be required to raise cash through, among other things, the incurrence of debt (including convertible or exchangeable debt), the sale of assets or the issuance of equity.
The payment of dividends and other distributions by our insurance subsidiaries is dependent on, among other things, their financial condition and operating performance, capital preservation as a result of the uncertainty regarding the impact of COVID-19, corporate law restrictions, insurance laws and regulations and maintaining adequate capital to meet the requirements mandated by PMIERs, including recent restrictions imposed by the GSEs on our business. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require affirmative approval from an insurer’s domiciliary department of insurance. In addition, insurance regulators and GSEs may prohibit the payment of ordinary dividends and distributions, or other payments by the insurance subsidiaries (such as a payment under an agreement or for employee or other services, including expense reimbursements) if they determine that such payment could be adverse to policyholders. Courts typically grant regulators significant deference when considering challenges of an insurance company to a determination by insurance regulators to grant or withhold approvals with respect to dividends and other distributions. Accordingly, there can be no assurances that insurance regulators will approve payment of a dividend or distribution or other transfers of assets to us by our insurance subsidiaries. More recently, the GSEs temporarily amended PMIERs as a result of COVID-19, requiring our approved insurer, GMICO, to obtain the GSEs’ prior written consent before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing arrangements should GMICO fail to meet certain PMIERs minimum required asset buffers (150% in the third quarter of 2021 and 115% in the fourth quarter of 2021). See “—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition” and “Regulation—Insurance Holding Company Regulation.”
Our liquidity and capital position are highly dependent on the performance of our subsidiaries and their ability to pay future dividends and distributions to us as anticipated. The evaluation of future dividend sources and our overall liquidity plans are subject to current and future market conditions and the economic recovery from COVID-19, among other factors, which are subject to change.

There has been no prior public market for our common stock and an active public market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.
Prior to this offering, there has been no established trading market for our common stock, and there can be no assurance that an active trading market for our common stock will develop or, if one develops, be maintained. If an active public market for our common stock does not develop, or is not maintained, it may be difficult for you to sell our common stock at a price that is attractive to you or at all. Our Parent will negotiate the initial public offering price per share of common stock with the representatives of the underwriters and therefore that price may not be indicative of the market price of our common stock after this offering. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock or the price that our stockholders may obtain for their common stock. The market price for our common stock may fall below the initial public offering price. In addition, the market price of our common stock may fluctuate significantly. Some of the factors that could negatively affect the market price of our common stock include:
•actual or anticipated variations in our quarterly operating results;
•changes in our earnings estimates or publication of research reports about us or the mortgage insurance industry;
•changes in market valuations of similar companies;
•any indebtedness we incur in the future;
•changes in credit markets and interest rates;
•changes in government policies, laws and regulations;
•changes impacting the GSEs and the FHA;
•additions to or departures of our key management;
•actions by stockholders;
•speculation in the press or investment community;
•impact of our relationship over time with our Parent;
•strategic actions by us or our competitors;
•changes in our financial strength ratings;
•general market and economic conditions;
•our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts; and
•price and volume fluctuations in the stock market generally.
The stock markets have experienced volatility and price and volume fluctuations in recent years that have been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, the market prices of securities of insurance and financial services companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. These market fluctuations could result in excess volatility in the price of shares of our common stock, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of shares of our common stock are low.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our stock.
The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our stock. Further, the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. See “—Our business could be adversely impacted from deficiencies in our disclosure controls and procedures or internal control over financial reporting.
Future sales of shares by existing stockholders could cause our share price to decline.
Sales of substantial amounts of our common stock in the public market following this offering and the Concurrent Private Placement, or the perception that these sales could occur, may cause the market price of our common stock to decline. Upon completion of this offering and the Concurrent Private Placement, we will have 162,840,000 outstanding shares of common stock, of which our Parent will beneficially own approximately 82.8% (approximately 81.6% if the underwriters exercise in full their option to purchase additional shares). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act, unless held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock will be “restricted securities” within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144 or pursuant to an exemption from registration under the Securities Act, subject to any restrictions on unvested shares issued under our share incentive plans and subject to the terms of the lock-up agreements described below. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, the representatives of the underwriters, may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See “Underwriting.”
We, our executive officers and directors, Bayview and our Parent have agreed with the underwriters to a “lock-up,” meaning that, subject to certain exceptions, we, our executive officers and directors and our Parent and its direct affiliates will not dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. Following the expiration of this 180-day lock-up period, 149,529,600 shares of common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 and subject to any restrictions on unvested shares issued under our share incentive plans. See “Shares Eligible for Future Sale.” Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, our Parent, which will hold approximately 134,874,000 shares, or 82.8% of our outstanding common stock following this offering and the Concurrent Private Placement (132,877,440 shares, or approximately 81.6%, if the underwriters exercise in full their option to purchase additional shares), will have registration rights, subject to certain conditions, to require us to file registration statements covering the sale of its shares or to include its shares in registration statements that we may file for ourselves or other stockholders in the future, although we will be restricted from filing such registration statements during the 180-day lock-up period. Once we register the shares for our Parent, they will be freely tradable in the public market upon resale by our Parent.

In the future, we may issue additional shares of common stock or other securities convertible into or exchangeable for shares of our common stock. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.
If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of us by securities or industry analysts, the trading price for our common stock could be negatively affected. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price or trading volume to decline.
Provisions of state corporate and state insurance laws, of PMIERs and of our amended and restated certificate of incorporation and our amended and restated bylaws may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
State laws, PMIERs and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may delay, deter, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. For example, such laws or provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.
The insurance laws and regulations of the various states in which our insurance subsidiaries are organized may delay or impede a business combination involving our company. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. In addition, PMIERs may delay or impede a business combination or change of control involving our company. PMIERs requires us to obtain the prior written approval of the GSEs before we permit a material change in, or acquisition of, control or beneficial ownership of our company or make changes to our corporate or legal structure. These restrictions may delay, deter or prevent a potential merger or sale of our company, even if our board of directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our insurance subsidiaries.
Our amended and restated certificate of incorporation and bylaws will include provisions that may have anti-takeover effects, such as prohibiting stockholders from calling special meetings of our stockholders and, from and after such time as our Parent ceases to beneficially own more than 50% of our outstanding common stock, from taking action by written consent. See “Description of Capital Stock—Anti-Takeover Provisions.”
We will be a “controlled company” within the meaning of the Nasdaq rules and we will qualify for exemptions from certain corporate governance requirements.
Upon the completion of this offering and the Concurrent Private Placement, our Parent will beneficially own approximately 82.8% of our outstanding common stock (approximately 81.6% if the underwriters exercise in full their option to purchase additional shares). GHI is our direct parent and is a wholly owned subsidiary of our Parent. Because our Parent will control more than a majority of the total voting power of our common stock following this offering, we will be a “controlled company” within the meaning of the Nasdaq rules. Under these rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including:
•the requirement that a majority of its board of directors consist of independent directors;
•the requirement that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised entirely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and
•the requirement that its compensation committee be comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
We do not intend to rely on the exemptions to the requirements that a majority of our directors be independent and our nominating and corporate governance committee be comprised of entirely independent directors. Upon consummation of this offering, we intend for our board of directors to consist of a majority of independent directors and our nominating and corporate governance committee to be comprised of entirely independent directors. We, however, intend to elect not to comply with the other requirement set forth above that the compensation committee be comprised entirely of independent directors. For as long as our Parent continues to beneficially own more than 50% of our outstanding common stock, our Parent generally will be able to determine the outcome of many corporate actions requiring stockholder approval, including the election of directors and the amendment of our certificate of incorporation and bylaws. In addition, under the provisions of the Master Agreement that we intend to enter into with our Parent prior to or concurrently with the completion of this offering, our Parent will have consent rights with respect to certain corporate and business activities that we may undertake, including during periods where Parent holds less than a majority of our common stock. See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq rules regarding corporate governance.
Our amended and restated certificate of incorporation will contain exclusive forum provisions, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the Delaware General Corporation Law (“DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”). This exclusive forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act. This exclusive forum provision will not apply to actions arising under the Exchange Act of 1934 (the “Exchange Act”). Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.
Our business could be adversely impacted from deficiencies in our disclosure controls and procedures or internal control over financial reporting.
The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations, particularly given our current remote work environment and the increased risk that our employees may be unable to properly perform and execute controls. While management continually reviews the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Any material weaknesses in internal control over financial reporting or any other failure to maintain effective disclosure controls and procedures could result in material errors or restatements in our historical financial statements or untimely filings, which could cause investors to lose confidence in our reported financial information, and a decline in our share price.
Future offerings of debt or equity securities that may rank senior to our common stock may restrict our operating flexibility and adversely affect the market price of our common stock.
If we decide to issue debt securities in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may adversely affect the market price of our common stock. Any such preference equity securities will rank senior to our common stock and will also have priority with respect to any distributions upon a liquidation, dissolution or similar event, which could result in the loss of all or a portion of your investment. Our board of directors will have discretion whether to make any such issuances. Our decision to issue such securities will depend on market conditions and other factors beyond our control, and we cannot predict or estimate the amount, timing or nature of our future offerings. In addition, should our Parent contribute, or be required to contribute, additional capital to us, you may experience immediate dilution to the value of your shares of common stock.
The reduced disclosure requirements applicable to us as an “emerging growth company” under the JOBS Act may make our common stock less attractive to investors.
At the time of the initial confidential submission of the registration statement of which this prospectus forms a part, we qualified as an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, including as modified by the JOBS Act, and expect to remain an emerging growth company until the earliest of (a) the date on which we consummate this offering and (b) the end of the one-year period beginning on the date we ceased to be an emerging growth company. For as long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters, such as “say on pay” and “say on frequency” and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important.
Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act for our fiscal year ending December 31, 2021, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act, including as modified by the JOBS Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2022. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If they do, there may be a less active trading market for our common stock and our stock price may be more volatile.
The industry and market data we have relied upon may be inaccurate or incomplete and is subject to change.
We obtained the industry, market and competitive position data throughout this prospectus from (i) our own internal estimates and research, (ii) industry and general publications and research, (iii) studies and surveys conducted by third parties and (iv) other publicly available information. Independent research reports and industry publications generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that the information included in this prospectus from such publications, research, studies and surveys is reliable, industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein. While we believe our internal estimates and research are reliable and the definitions of our market and industry are appropriate, neither such estimates and research nor such definitions have been verified by any independent source. Furthermore, certain reports, research and publications from which we have obtained industry and market data that are used in this prospectus had been published before the outbreak of COVID-19 and therefore do not reflect any impact of COVID-19 on any specific market or globally. The risk that industry and market data could be wrong is exacerbated when dealing with unprecedented scenarios, such as COVID-19, due to the lack of reliable historical reference points and data.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA
This prospectus contains forward-looking statements that are subject to certain risks and uncertainties. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “potential,” “plan,” “intend,” “seek,” “assume,” “believe,” “may,” “will,” “should,” “could,” “would,” “likely” and other words and terms of similar meaning, including the negative of these or similar words and terms, in connection with any discussion of the timing or nature of future operating or financial performance or other events. However, not all forward-looking statements contain these identifying words. Forward-looking statements appear in a number of places throughout this prospectus and give our current expectations and projections relating to our financial condition, results of operations, plans, strategies, objectives, future performance, business and other matters.
We caution you that forward-looking statements are not guarantees of future performance and that our actual consolidated results of operations, financial condition and liquidity may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. There can be no assurance that actual developments will be those anticipated by us. In addition, even if our consolidated results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors could cause actual results or conditions to differ materially from those contained or implied by the forward-looking statements, including the risks discussed in “Risk Factors.” Factors that could cause actual results or conditions to differ from those reflected in the forward-looking statements contained in this prospectus include:
•the impact of the COVID-19 pandemic and uncertainties, including the scope and duration of the pandemic and responsive actions taken by governmental authorities and its impact on the housing market;
•our ability to meet the requirements mandated by the GSEs and PMIERs, which could change in a way that is adverse to our business, such as the implementation of the Enterprise Capital Framework, which includes higher GSE capital requirements that could ultimately lead to increased costs to borrowers for GSE loans, which in turn could result in a smaller market for private mortgage insurance;
•a deterioration in economic conditions or decline in home prices;
•our ability to accurately estimate loss reserves;
•inaccuracies in the models we use in our business and the variability in loss development in comparison to our model estimates and actuarial assumptions;
•our ability to compete in the mortgage insurance industry, including with GSEs;
•changes to the role of GSEs or to the charters and business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance;
•effects of alternatives to private mortgage insurance or lower coverage levels of mortgage insurance on the amount of insurance we write;
•a deterioration in economic conditions or a decline in home prices;
•adverse effects to our reputation and ratings due to issues affecting our Parent;
•effects of the AXA Settlement on our ability to finance our business with additional debt or equity;
•our ability to maintain customer relationships;

•changes in the composition of our business or undue concentration of customers, geographic regions or products;
•our effectiveness in identifying and adequacy in controlling or mitigating the risks we face through our risk management programs;
•the extent of benefits we will realize from loss mitigation actions or programs;
•effects of interest rates and changes in rates;
•our ability to maintain or increase the capital required for our business in a timely manner and on the terms anticipated;
•the availability, affordability or adequacy of our CRT transactions in protecting us against losses;
•risks related to defaults by us or our counterparties to our CRT transactions;
•adverse ratings agency actions, including a decision by the ratings agencies to provide us with a lower rating than expected after the offering;
•the ability of our insurance subsidiaries to meet statutory capital and other requirements;
•our ability to manage risks in our investment portfolio;
•the effects of the Basel III Rules and the 2017 Basel III Revisions if implemented in the United States;
•the effects of the CFPB final rule defining QM and the GSEs' implementation of that rule;
•the effects of the amount of insurance we write as a result of the Dodd-Frank Act’s risk retention requirement or the definition of ARM;
•changes in accounting and reporting standards issued by the FASB or other standard-setting bodies and insurance regulators;
•our ability to on-board, retain, attract and motivate qualified employees and senior management;
•our servicers’ abilities to adhere to appropriate servicing standards and COVID-19 disruptions;
•the occurrence of natural or man-made disasters or a pandemic, such as COVID-19;
•our delegated underwriting program subjects us to unanticipated claims;
•potential liabilities in connection with our contract underwriting business;
•our ability to charge premiums that adequately compensate us for the risks and costs associated with the coverage we provide for the duration of a policy;
•a decrease in the volume of Low-Down Payment Loan originations or an increase in mortgage loan cancellations;
•the impact of unanticipated problems as a result of the failure or compromise of our computer systems;
•actual or perceived failure to protect the consumer information and other data we collect, process and store;
•losses in connection with future litigation and regulatory proceedings or other actions;
•changes in tax laws; and

•changes in regulation of our insurance operations or adverse changes in our regulatory requirements.
Important factors referenced above may not contain all of the factors that are important to you in making a decision to invest in our common stock. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect or anticipate. In light of these risks, we caution you against relying upon any forward-looking statements contained in this prospectus. The forward-looking statements included in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date hereof. We undertake no obligation, except as may be required by law, to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder. The selling stockholder will receive all of the net proceeds from this offering, and will bear the underwriting discount and pay or reimburse us for certain expenses attributable to its sale of our common stock, including accounting fees and certain legal fees. The selling stockholder has informed us that it currently intends to use the net proceeds to repay the Promissory Note with AXA and partially repay other outstanding indebtedness. See “Principal and Selling Stockholder.”

DIVIDEND POLICY
Our board of directors may in the future determine to declare and to pay a dividend on our common stock on an annual or more frequent basis based on our capital levels and in accordance with applicable laws and regulatory guidance. Management’s intention is to seek regulatory and board approval to initiate the return of excess capital, including the initiation of a regular common dividend as soon as 2022. In addition, GMICO received approval from the NCDOI, our domestic regulator, to dividend $200 million at year-end 2021. However, if this offering is not completed prior to October 2021, the GSEs will likely reconsider the PMIERs capital requirements applicable to our business which could, in turn, affect our ability to execute future dividends. However, any future determination relating to our dividend policy will be made at the sole discretion of our board of directors and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, restrictions under the documentation governing certain of our indebtedness, capital requirements, regulations, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. The ability of our board of directors to declare a dividend is also subject to limits imposed by Delaware corporate law and the laws of North Carolina.
We are a holding company, and we have no direct operations. All of our business operations are conducted through our subsidiaries, each of which is a distinct legal entity, and certain legal and contractual restrictions may limit our ability to obtain cash dividends or distributions from them. Our ability to pay dividends depends on our receipt of cash dividends or distributions from our operating subsidiaries. Under PMIERs, the GSEs restrict the ability of our primary operating subsidiary to pay dividends and make other distributions to us unless the respective subsidiary has PMIERs available assets in excess of PMIERs minimum required assets. In addition, the PMIERs Amendment imposes temporary capital preservation provisions that require an approved insurer to obtain prior written GSE approval before paying any dividends or pledging or transferring assets to an affiliate should such approved insurer fail to meet certain PMIERs minimum required asset buffers (150% in the third quarter of 2021 and 115% in the fourth quarter of 2021). Furthermore, prior to the satisfaction of the GSE Conditions, the GSE Restrictions require GMICO to maintain 115% of PMIERs Minimum Required Assets through 2021, 120% during 2022 and 125% thereafter (unless our Parent directly or indirectly owns 70% or less of our common stock by December 31, 2021, in which case, the GSE Restrictions require GMICO to maintain 115% of PMIERs Minimum Required Assets through 2022, 120% during 2023 and 125% thereafter). State restrictions, including North Carolina, on our insurance subsidiaries’ ability to pay dividends or distributions to us, or any future similar restrictions adopted by the states in which our insurance subsidiaries are domiciled, also could have the effect, under certain circumstances, of blocking or limiting dividends, distributions, or other amounts payable to us by our subsidiaries without affirmative approval, or non-disapproval within a statutory timeframe, of state regulatory authorities. Under Delaware corporate law, our board of directors may declare dividends only to the extent of our “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See “Risk Factors—Risks Relating to Our Business—We are a holding company, and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us and to meet our obligations,” “Risk Factors—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition” and “Regulation—Insurance Holding Company Regulation.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021.
This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2021
(Amounts in thousands, except par value per share and share amounts)	Actual
Cash and cash equivalents	$435,323
Long-term debt	$739,269
Equity:
Common stock ($0.01 par value; 600,000,000 shares authorized, 162,840,000 shares issued and outstanding) (1) (2)	1,628
Additional paid-in capital (2)	2,369,601
Accumulated other comprehensive income (loss)	159,854
Retained earnings	1,558,768
Total equity	4,089,851
Total capitalization	$4,829,120
______________
(1)In connection with the AXA Settlement, our Parent entered into a Promissory Note secured by a 19.9% interest in our common stock. The collateral will be fully released upon full repayment of the Promissory Note and may be partially released under certain circumstances upon certain prepayments. See “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—“Our Parent’s indebtedness and potential liquidity constraints may negatively affect us” and “The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.”
(2)Gives effect to the Share Exchange that was effectuated on May 3, 2021.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following tables set forth EHI’s selected historical consolidated financial data as of and for each of the periods presented.
The selected historical consolidated financial data as of and for the years ended December 31, 2020, 2019, and 2018 and as of and for the six months ended June 30, 2021 and 2020 have been prepared in accordance with U.S. GAAP. The balance sheet data as of December 31, 2020 and 2019, and the statements of income data for each of the years ended December 31, 2020 and 2019, have been derived from the audited consolidated financial statements of EHI included elsewhere in this prospectus. The balance sheet data as of December 31, 2018 and the statements of income data for the year ended December 31, 2018 have been derived from audited financial statements that are not included in this prospectus. The balance sheet data as of June 30, 2021 and the statements of income data for the six months ended June 30, 2021 and 2020 are derived from the unaudited interim condensed consolidated financial statements of EHI included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of EHI’s management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results for the full fiscal year or any future reporting period.
The historical consolidated financial information is not necessarily indicative of future operating results. This information is only a summary and should be read in conjunction with “Risk Factors,” “Capitalization,” “Prospectus Summary—Summary Historical Consolidated Financial and Operating Data,”

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Statements of Income Data	Six Months ended June 30,		Year ended December 31,
(amounts in thousands)	2021	2020	2020	2019	2018
Revenues:
Premiums	$495,022	$469,051	$971,365	$856,976	$746,864
Net investment income	69,948	64,693	132,843	116,927	93,198
Net investment gains (losses)	(2,709)	(344)	(3,324)	718	(552)
Other income	2,443	3,209	5,575	4,232	1,587
Total revenues	564,704	536,609	1,106,459	978,853	841,097
Losses and expenses:
Losses incurred	85,377	246,310	379,834	49,850	36,405
Acquisition and operating expenses, net of deferrals	120,672	100,479	215,024	195,768	176,986
Amortization of deferred acquisition costs and intangibles	7,435	7,580	20,939	15,065	14,037
Interest expense	25,482	—	18,244	—	—
Total losses and expenses	238,966	354,369	634,041	260,683	227,428
Income before income taxes and change in fair value of unconsolidated affiliate	325,738	182,240	472,418	718,170	613,669
Provision for income taxes	69,795	41,015	101,997	155,832	129,807
Income before change in fair value of unconsolidated affiliate	255,943	141,225	370,421	562,338	483,862
Change in fair value of unconsolidated affiliate, net of tax	—	—	—	115,290	(30,261)
Net income	$255,943	$141,225	$370,421	$677,628	$453,601

Balance Sheet Data	As of June 30,	As Of December 31,
(Amounts in thousands, except par value per share amount)	2021	2020	2019	2018
Assets
Investments:
Fixed maturity securities available-for-sale, at fair value	$5,256,467	$5,046,596	$3,764,432	$3,274,497
Investment in unconsolidated affiliate, at fair value	—	—	—	424,756
Short-term investments, at fair value	12,499	—	—	—
Total investments:	5,268,966	5,046,596	3,764,432	3,699,253
Cash and cash equivalents	435,323	452,794	585,058	159,051
Accrued investment income	30,843	29,210	24,159	21,922
Deferred acquisition costs	28,322	28,872	30,332	28,098
Premiums receivable	43,287	46,464	41,161	40,006
Other assets	55,348	48,774	54,811	30,358
Deferred tax asset	—	—	2,971	92,112
Total assets	$5,862,089	$5,652,710	$4,502,924	$4,070,800
Liabilities and equity
Liabilities:
Loss reserves	$624,256	$555,679	$235,062	$297,879
Unearned premiums	263,573	306,945	383,458	421,788
Other liabilities	119,289	133,302	57,329	77,394
Long-term borrowings	739,269	738,162	—	—
Deferred tax liability	25,851	36,811	—	—
Total liabilities	1,772,238	1,770,899	675,849	797,061
Equity:
Common stock, $0.01 par value; 600,000 shares authorized; 162,840 shares issued and outstanding	1,628	1,628	1,628	1,628
Additional paid-in capital	2,369,601	2,368,699	2,361,978	2,356,223
Accumulated other comprehensive income (loss)	159,854	208,378	93,431	(26,522)
Retained earnings	1,558,768	1,303,106	1,370,038	942,410
Total equity	4,089,851	3,881,811	3,827,075	3,273,739
Total liabilities and equity	$5,862,089	$5,652,710	$4,502,924	$4,070,800

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2021 and 2020, and our audited consolidated financial statements and related notes for the years ended December 31, 2020 and 2019 issued on March 23, 2021, except for Notes 15 and 16 as to which the date is May 3, 2021. This discussion includes forward-looking statements and involves numerous risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations, all of which may be exacerbated by COVID-19 and related developments. See “—Trends and Conditions” below. Factors that could cause such differences are discussed in this section. For additional information, refer to the sections entitled “Industry and Market Data,” “Cautionary Note Regarding Forward-Looking Statements and Market Data” and “Risk Factors.” We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Future results could differ significantly from the historical results presented in this section. References to EHI, the “Company,” “we” or “our” herein are, unless the context otherwise requires, to EHI on a consolidated basis.
Overview of Business
We are a leading private mortgage insurance company, having served the United States housing finance market since 1981, and operate in all 50 states and the District of Columbia. Our mortgage insurance products provide credit protection to mortgage lenders, covering a portion of the unpaid principal balance of Low-Down Payment Loans in the event of a default. We believe we have built a leading platform based on long-tenured customer relationships, underwriting excellence and prudent risk and capital management practices. Our business objective is to leverage our competitive strengths to drive market share, maintain our strong capitalization and strong earnings profile and deliver attractive risk-adjusted returns to our Parent and its stockholders.
We generate revenues by providing mortgage credit protection to our customers in exchange for premiums, which we set based on our evaluation of the underlying risk we insure. Once the premium rate is established and coverage is activated, the premium rate remains unchanged for the first ten years of the policy; thereafter the premium rate resets to a lower rate used for the remaining life of the policy. In general, we can only cancel coverage for a failure to pay premiums or at servicer direction when the borrowers achieve the required amount of home equity. Our premium rate is applied predominantly to the original loan balance to determine either a monthly payment that the lender adds to the borrower’s monthly loan payment or a single upfront payment made by either the borrower or lender at loan closing. The amount of premiums earned from our insurance portfolio and the timing of premium recognition are also affected by persistency, which we measure as the percentage of loans that remain on our books based on the annualized cancellations for the period.
We also employ a CRT program to transfer a portion of our risk through both traditional XOL reinsurance arrangements and the issuance of MILNs. In exchange, we cede a negotiated amount of our premiums to the reinsurers and MILN investors that participate in our CRT transactions. Our net premiums earned (i.e., materially, the gross premiums charged less premiums ceded as part of our CRT program) represent the largest source of our revenues. Importantly, our CRT program helps to de-risk our operating model and spread the risk of loss across our counterparties while also providing capital relief.
We also invest our premiums in high quality, predominantly fixed income assets with the primary business objectives of preserving capital, generating investment income and maintaining sufficient liquidity to cover our operating expenses and pay future claims. The investment income generated through our investment portfolio is another significant source of our revenues.

We generate profits through collection of premiums less losses, operating expenses, interest expense, and taxes. Our mortgage insurance coverage protects lenders against loss in the event of a borrower default by covering a portion of the outstanding principal balance of a loan. In the event of a borrower default, our coverage reduces and, in certain instances eliminates, losses to the insured by transferring the covered portion of the economic loss to us. Borrower defaults are first reported to us as new delinquencies when the borrower fails to make two consecutive monthly mortgage payments. Incurred losses are our estimate of future claims on these new delinquencies as well as any change in the prior estimates for previously existing delinquencies. In addition, incurred losses include estimates of future claims on IBNR delinquencies. Our incurred losses are based on estimates of both the rate at which delinquencies will go to claim (i.e., claim rate) and the ultimate claim amount (i.e., claim severity). Claim frequency and severity estimates are established based on historical experience focusing on certain delinquency and loan attributes that influence the probability and amount of ultimate claim. Our estimates of ultimate claim amounts for each delinquency include loss adjustment expense (“LAE”) that are costs incurred in the settlement of the claim process such as legal fees and costs to record, process and adjust claims. Incurred losses are generally affected by macroeconomic conditions, borrower credit quality, certain loan attributes, underwriting quality and our loss mitigation efforts among other factors detailed below.
Key Factors Affecting Our Results
Our financial position and results of operations depend to a significant extent on the following factors, each of which may be affected by COVID-19 as noted below in “—Trends and Conditions.”
Mortgage Origination Volume
The level of mortgage origination volume is a key driver of our future revenues. The overall mortgage origination market is influenced by macroeconomic factors such as the rate of economic growth, the unemployment rate, interest rates, home affordability, household savings rates, the inventory of unsold homes, demographics of potential homebuyers and credit availability. The mortgage origination market is also influenced by various legislative and regulatory actions and GSE programs and policies that impact the housing and mortgage finance industries.
Penetration
The penetration rate of private mortgage insurance is mainly influenced by the competitiveness of private mortgage insurance compared to alternative products for Low-Down Payment Loans provided by government agencies (principally the FHA and the VA), portfolio lenders that self-insure, reinsurers and capital market transactions designed to mitigate risk. In addition, the private mortgage insurance industry’s penetration rate is driven by the relative percentage of purchase mortgage originations versus refinances. Private mortgage insurance penetration tends to be significantly higher on new mortgages for purchased homes than on the refinance of existing mortgages, because average LTV ratios are typically higher on home purchases and therefore are more likely to require mortgage insurance. Lastly, we believe the penetration rate of private mortgage insurance is influenced by other factors, including lender preference, FHA competitiveness and risk appetite, loan limits, contractual terms including cancellability and loss mitigation practices.
Credit and Regulatory Environment
The level of private mortgage insurance market penetration (“market penetration”) and eventual market size is affected in part by actions taken by the GSEs and the United States government, including the FHA, the FHFA and Congress, that impact housing or housing finance policy. In the past, these actions have included announced changes, or potential changes, to underwriting standards, FHA pricing, GSE guaranty fees and loan limits, as well as low-down payment programs available through the FHA or GSEs.

Competition and Market Share
Competitors include other private mortgage insurers that are eligible to write business for the GSEs. We compete with other private mortgage insurers based on pricing, underwriting guidelines, customer relationships, service levels, policy terms, loss mitigation practices, perceived financial strength (including comparative credit ratings), reputation, strength of management, product features and technology ease-of-use. We also compete with governmental agencies (principally the FHA and the VA) primarily based on price and underwriting guidelines.
Pricing is highly competitive in the mortgage insurance industry, with industry participants competing for market share, customer relationships and overall value. Recent pricing trends have introduced an increasing number of loan, borrower, lender and property attributes, resulting in expanded granularity in pricing regimes and a shift from traditional published rate cards to dynamic pricing engines that better align price and risk. Our risk-based pricing engine, GenRATE, was developed using One Analytical Framework, which evaluates returns and volatility under both the PMIERs capital framework and our internal economic capital framework, which is sensitive to economic cycles and current housing market conditions. The model assesses the performance of new business under expected and stress scenarios on an individualized loan basis, which is used to determine pricing and inform our risk selection strategy that optimizes economic value by balancing return and volatility.
Seasonality
Consistent with the seasonality of home sales, purchase mortgage origination volumes typically increase in late spring and peak during summer months, leading to a rise in NIW volume during the second and third quarters of a given year. Refinancing volume, however, does not follow a similar seasonal trend and instead is primarily influenced by interest rates, which can overwhelm typical seasonal trends. Delinquency performance (new delinquency formation and cure behavior) is generally favorable in the first and second quarters of the year. Therefore, we typically experience lower levels of losses resulting from favorable delinquency activity in the first and second quarters, as typically compared to the third and fourth quarters. As the COVID-19 pandemic and United States housing market continue to evolve, we may see varying levels of delinquencies and cures from period to period.
The following table presents our NIW, number of cures and new delinquencies for primary policies, excluding our run-off insurance block with reference properties in Mexico, for the periods indicated:

Seasonality	Three Months Ended
(Dollar amounts in Millions)	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021
NIW	$15,790	$18,835	$18,170	$17,908	$28,396	$26,550	$27,017	$24,934	$26,657
% Change	63.9%	19.3%	(3.5)%	(1.4)%	58.6%	(6.5)%	1.8%	(7.7)%	6.9%
Cure Counts	7,791	7,382	7,464	8,649	9,795	20,404	16,548	13,478	14,466
% Change	(10.7)%	(5.3)%	1.1%	15.9%	13.3%	108.3%	(18.9)%	(18.6)%	7.3%
New Delinquency Count	7,606	8,547	8,659	8,114	48,373	16,664	11,923	10,053	6,862
% Change	(9.7)%	12.4%	1.3%	(6.3)%	496.2%	(65.6)%	(28.5)%	(15.7)%	(31.7)%
NIW
NIW occurs when a lender activates mortgage insurance coverage on a closed mortgage loan. NIW increases our IIF, premiums written, and premiums earned. NIW is affected by the overall size of the mortgage origination market, the penetration rate of private mortgage insurance into the overall mortgage origination market and our market share of the private mortgage insurance market.
Pricing
Our pricing strategy is designed to charge premium rates commensurate with the underlying risk of each loan we insure. GenRATE provides us with a more flexible, granular and analytical approach to selecting and pricing risk. Using GenRATE, we can quickly change price to modify our risk selection levels, respond to industry pricing trends or adjust to changing economic conditions. We believe that GenRATE, powered by our proprietary risk model and our understanding of mortgage risk volatility, provides us with a highly sophisticated pricing regime that improves our risk selection and is designed to yield attractive risk adjusted returns through credit cycles.
IIF
IIF at the time of origination is used to determine premiums as the premium rate is expressed as a percentage of IIF. IIF is one of the primary drivers of our future earned premium. Based on the composition of our insurance portfolio, with monthly premium policies comprising a larger proportion of our total portfolio than single premium policies, an increase or decrease in IIF generally has a corresponding impact on premiums earned. Cancellations of our insurance policies as a result of prepayments and other reductions of IIF, such as rescissions of coverage and claims paid, generally have a negative effect on premiums earned.
Persistency Rate and Business Mix
The percentage of IIF that remains insured by us after taking into account annualized cancellations for the period presented is defined as our persistency rate. Because our insurance premiums are earned over the life of a policy, higher or lower persistency rates can have a significant impact on our profitability.
Loan prepayment speeds and the relative mix of business between single premium policies and monthly premium policies also impact our profitability. Assuming all other factors remain constant over the life of the policies, prepayment speeds have an inverse impact on IIF and the expected premium from our monthly policies. Slower prepayment speeds, demonstrated by a higher persistency rate, result in IIF remaining in place, providing increased premium from monthly policies over time as premium payments continue. Earlier than anticipated prepayments, demonstrated by a lower persistency rate, reduce IIF and the premium from our monthly policies.
The following table presents the weighted average mortgage interest rate on outstanding primary IIF as of June 30, 2021, excluding our run-off business. Prepayment speeds may be affected by changes in interest rates, among other factors. An increasing interest rate environment generally will reduce refinancing activity and result in lower prepayments. A declining interest rate environment generally will increase refinancing activity and increase prepayments.

Policy Year	Weighted average rate (1)
2004 and prior	6.18%
2005 to 2008	5.55%
2009 to 2013	4.25%
2014	4.48%
2015	4.16%
2016	3.88%
2017	4.26%
2018	4.78%
2019	4.20%
2020	3.26%
2021	3.01%
Total portfolio	3.65%
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(1)Average Annual Mortgage Interest Rate weighted by IIF; In the fourth quarter of 2020, we revised the presentation of our primary insurance in-force to represent the aggregate unpaid principal balance for loans we insure. Prior year amounts have been reclassified to conform to the current year presentation. Original loan balances are primarily used to determine premiums.
In contrast to monthly premium policies, when single premium policies are cancelled by the insured because the loan has been paid off or otherwise, any remaining unearned premiums are earned at cancellation. Although these cancellations reduce IIF, assuming all other factors remain constant, the profitability of our single premium business increases when persistency rates are lower. As of June 30, 2021 and 2020, single premium policies comprised 13% and 17% of primary IIF, respectively.
Credit Quality
Improved analytics, stronger loan manufacturing quality controls, and the regulatory implementation of the QM Rule have resulted in a significant improvement in the credit quality for loans originated in the private mortgage insurance market over time. Additionally, private mortgage insurers and the GSEs have maintained strong credit standards over the past decade, with average FICO scores for NIW persisting at levels significantly above historical averages. As a result, the industry is insuring loans from borrowers who should be better positioned to meet their mortgage obligations. More recently, in response to FTHB demand, there has been modest credit expansion that accommodates LTV over 95% and higher DTI ratios. Even after this expansion, private mortgage insurers and the GSEs have maintained strong credit standards well above historical norms.
Net Investment Income
Net investment income is determined primarily by the invested assets held and the average yield on our overall investment portfolio.
Net Investment Gains (Losses)
The recognition of realized investment gains or losses can vary significantly across periods as the activity is highly discretionary based on such factors as market opportunities, our capital profile and overall market cycles that impact the timing of selling securities.
Losses Incurred
Losses incurred represent current payments and changes in the estimated future payments on claims that result from delinquent loans. We estimate an expense only for delinquent loans as explained in Note

2 to our consolidated financial statements. Incurred losses depend to a significant extent on the following factors, each of which in turn may be affected by COVID-19 as noted below in “—Trends and Conditions.”
•deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments;
•legislative, regulatory or GSE action, or executive orders permitting or mandating forbearance or a moratorium on foreclosures or evictions due to events such as natural disasters or COVID-19;
•a drop in housing values that could expose us to greater loss on resale of properties obtained through foreclosure proceedings and an adverse change in the effectiveness of loss mitigation actions that could result in an increase in the frequency of expected claim rates;
•a drop in housing values that negatively impacts a borrower’s willingness to continue mortgage payments, potentially leading to higher delinquencies and ultimately claims;
•if the foreclosure occurs in a state that imposes judicial process, which generally increases the amount of time it takes for a foreclosure to be completed, which impacts severity of the claim;
•the credit characteristics in our in-force portfolio, as loans with higher risk characteristics generally result in more delinquencies and claims;
•the size of loans we insure, as loans with relatively higher average loan amounts generally result in higher incurred losses;
•the coverage percentage on insured loans, as loans with higher percentages of insurance coverage generally correlate with higher incurred losses;
•the level and amount of reinsurance coverage maintained with third parties; and
•the distribution of claims over the life of a book. Historically, the first few years after origination have relatively low claims, with claims increasing for several years subsequently and then declining. However, persistency, the condition of the economy, including unemployment and housing prices, and other factors can affect this pattern.
Credit Risk Transfer
We use CRT transactions to transfer a portion of our risk to third parties, through both traditional XOL reinsurance and the issuance of MILNs. Our CRT program reduces the volatility of our in-force portfolio and provides capital relief under PMIERs. When we enter into a CRT transaction, the reinsurer receives a premium and, in exchange, insures an agreed upon portion of incurred losses. These arrangements have the impact of reducing our earned premiums but also provide capital relief under PMIERs in exchange for a negotiated ceded premium rate. Under certain stress scenarios, our incurred losses are also reduced by any incurred losses ceded in accordance with our reinsurance agreements.
Operating Expenses
Our operating expenses include costs related to the acquisition and ongoing maintenance of our insurance contracts, including sales, underwriting and general operating costs. Acquisition expenses are influenced by the amount of our NIW. Acquisition costs that are related directly to the successful acquisition of new insurance policies, such as underwriting expenses, are deferred and amortized over the life of the underlying insurance policies. These deferred acquisition costs are referred to as “DAC.” The ongoing maintenance expenses of our insurance contracts are generally fixed in nature and include costs such as information technology, finance and legal, among others, including costs allocated from our Parent for certain activities on our behalf. See Note 11 to our consolidated financial statements regarding our related party transactions.

Critical Accounting Estimates
The accounting estimates (including sensitivities) discussed in this section are those that we consider to be particularly critical to an understanding of our consolidated financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. The sensitivities included in this section involve matters that are also inherently uncertain and involve the exercise of significant judgment in selecting the factors and amounts used in the sensitivities. Small changes in the amounts used in the sensitivities or the use of different factors could result in materially different outcomes from those reflected in the sensitivities. For all of these accounting estimates, we caution that future events seldom develop as estimated and management’s best estimates often require adjustment.
Loss Reserves
Loss reserves represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of: (a) losses that have been reported to the insurer; (b) losses related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated; and (c) loss adjustment expenses (“LAE”). Loss adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process and adjust claims. Consistent with U.S. GAAP and industry accounting practices, we do not establish loss reserves for future claims on insured loans that are not in default or believed to be in default.
Estimates and actuarial assumptions used for establishing loss reserves involve the exercise of significant judgment, and changes in assumptions or deviations of actual experience from assumptions can have material impacts on our loss reserves and net income (loss). Because these assumptions relate to factors that are not known in advance, change over time, are difficult to accurately predict and are inherently uncertain, we cannot determine with precision the ultimate amounts we will pay for actual claims or the timing of those payments. The sources of uncertainty affecting the estimates are numerous and include factors internal and external to us. Internal factors include, but are not limited to, changes in the mix of exposures, loss mitigation activities and claim settlement practices. Significant external influences include changes in home prices, unemployment, government housing policies, state foreclosure timeline, general economic conditions, interest rates, tax policy, credit availability, and mortgage products. Small changes in assumptions or small deviations of actual experience from assumptions can have, and in the past have had, material impacts on our reserves, results of operations and financial condition.
We establish reserves to recognize the estimated liability for losses and LAE related to defaults on insured mortgage loans. Loss reserves are established by estimating the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. The estimates are determined using a factor-based approach, in which assumptions of claim rates for loans in default and the average amount paid for loans that result in a claim are calculated using traditional actuarial techniques. Over time, as the status of the underlying delinquent loans moves toward foreclosure and the likelihood of the associated claim loss increases, the amount of the loss reserves associated with the potential claims may also increase.
Management monitors actual experience, and where circumstances warrant, will revise its assumptions. Our liability for loss reserves is reviewed regularly, with changes in our estimates of future claims recorded through net income. Estimation of losses are based on historical claim and cure experience and covered exposures and is inherently judgmental. Future developments may result in losses greater or less than the liability for loss reserves provided.

In considering the potential sensitivity of the factors underlying management’s best estimate of our loss reserve, it is possible that even a relatively small change in the estimated claim and severity rates could have a significant impact on loss reserves and, correspondingly, on results of operations. For example, based on our actual experience during the three-year period immediately preceding June 30, 2021, a quarterly change of 16%, or a 5-basis point change, in the average claim rate would change the gross loss reserve amount for such quarter by approximately $98 million. Likewise, a quarterly change of 5%, or a 5-basis point change, in the average severity rate would change the gross loss reserve amount for such quarter by approximately $28 million.
Investments
Valuation of Fixed Maturity Securities
Our portfolio of fixed maturity securities comprises primarily investment grade securities, which are carried at fair value. Estimates of fair values for fixed maturity securities are obtained primarily from industry-standard pricing methodologies utilizing market observable inputs. For our less liquid securities, such as our privately placed securities, we utilize independent market data to employ alternative valuation methods commonly used in the financial services industry to estimate fair value. Based on the market observability of the inputs used in estimating the fair value, the pricing level is assigned.
See Notes 2, 3 and 4 to our consolidated financial statements for additional information related to the valuation of fixed maturity securities and a description of the fair value measurement estimates and level assignments.
Other-Than-Temporary Impairments on Available-For-Sale Securities
As of each balance sheet date, we evaluate fixed maturity securities in an unrealized loss position for other-than-temporary impairments. We consider all available information relevant to the collectability of the security, including information about past events, current conditions, and reasonable and supportable forecasts, when developing the estimate of cash flows expected to be collected.
See Note 2 and 3 to our consolidated financial statements for additional information related to other-than-temporary impairments on fixed maturity securities.
Investment in Unconsolidated Affiliate
Prior to December 12, 2019, we held 14.1 million, or approximately 16.4%, of the outstanding common shares of Genworth MI Canada Inc. (“Genworth Canada”), a publicly traded company on the Toronto Stock Exchange. We concluded that we had significant influence over Genworth Canada primarily due to board representation, and therefore, classified our investment in Genworth Canada as an equity method investment.
We elected to account for the investment in Genworth Canada under the fair value option because the investment had a readily determinable fair value. Accordingly, the investment was recorded at fair value, and changes in the fair value of the investment for each reporting period were recorded in the consolidated statements of income. The change in fair value of the investment in Genworth Canada, including dividends and the sale of common shares, was $127.4 million in 2019 and was included within change in fair value of unconsolidated affiliate in the consolidated statements of income, net of provision for income taxes of $12.1 million in 2019.
On December 12, 2019, we completed the sale of our investment in Genworth Canada to an affiliate of Brookfield Business Partners L.P. and received approximately $501.8 million in net cash proceeds.
Revenue Recognition
The majority of our insurance contracts have recurring monthly premiums. We recognize recurring premiums over the terms of the related insurance policy on a pro-rata basis. Premiums written on single premium policies and annual premium policies are initially deferred as unearned premium reserve and earned over the policy life. A portion of the revenue from single premium policies is recognized in premiums earned in the current period, and the remaining portion is deferred as unearned premiums and earned over the estimated expiration of risk of the policy. If single premium policies are cancelled and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized to earned premiums upon notification of the cancellation. For borrower-paid mortgage insurance, coverage ceases at the earlier of prepayment, or when the original principal is amortized to a 78% loan-to-value ratio in accordance with the Homeowners Protection Act of 1998.
We periodically review our premium earnings recognition models with any adjustments to the estimates reflected as a cumulative adjustment on a retrospective basis in current period net income. These reviews include the consideration of recent and projected loss and policy cancellation experience, and adjustments to the estimated earnings patterns are made, if warranted. In 2019, the review resulted in an increase in earned premiums of $13.7 million.
Changes in market conditions could cause a decline in mortgage originations, mortgage insurance penetration rates, persistency and our market share, all of which could impact new insurance written. For example, a decline in primary new insurance written of $1.0 billion would result in a reduction in earned premiums of approximately $4 million in the first full year. Likewise, if primary persistency rates declined on our existing insurance in-force by 10%, earned premiums would decline by approximately $101 million during the first full year, partially offset by higher policy cancellations in our single premium products. These reductions in earned premiums could be potentially offset by lower reserves due to policies no longer being in-force.
Trends and Conditions
The United States economy and consumer confidence improved in the first six months of 2021 compared to the first six months of 2020 as state economies reopened in varying degrees; however, certain geographies and industries have experienced slower recoveries because of the virus, the mitigation steps taken to control its spread or changed consumer behavior. The unemployment rate was elevated at 5.9% in June 2021 compared to the pre-pandemic level of 3.5% in February 2020 but has decreased from a peak of 14.8% in April 2020. Even after the continued recovery in the first six months of 2021, the number of unemployed Americans stands at approximately 9.5 million, which is 3.8 million higher than in February 2020. Among the unemployed, those on temporary layoff continued to decrease to 1.8 million from a peak of 18 million in April 2020, and the number of permanent job losses decreased to approximately 3.2 million. In addition, the number of long term unemployed over 26 weeks has begun to decrease since March 2021, falling to approximately 4.0 million in June 2021. Specific to housing finance, mortgage origination activity remained robust in the first six months of 2021 fueled by refinance activity and strong home sales. Refinance activity remained robust and the purchase market remained strong, but sales of previously owned homes were down 14% in May 2021 after reaching a post-2006 peak in the fourth quarter of 2020. Total unsold inventory of single-family homes remains low at a 2.5-month supply as of June 2021, which continues to drive home prices higher, increasing our average loan amount on NIW. While interest rates modestly rose during the second quarter of 2021, they remain at historically low levels and served as an offset to rising prices to allow continued affordability for borrowers. The pandemic continued to affect our financial results in the first six months of 2021, but to a lesser extent than in the last six months of 2020, as we experienced elevated, but declining, servicer reported deferred or reduced payments (“forbearance”), while new delinquencies during the second quarter of 2021 returned to pre-pandemic levels.
The impact of COVID-19 on our future business results is difficult to predict. We have performed and have periodically revised our scenario planning to help us better understand and tailor our actions to help mitigate the potential adverse effects of the pandemic on our financial results. While our current financial results to date fall within the range of our current scenarios, the ultimate outcomes and impact on our business will depend on the spread and length of the pandemic. Of similar importance will be the amount, type and duration of government stimulus and its impact on borrowers, regulatory and government actions to support housing and the economy, uptake of the vaccine, spread mitigating actions to curb an increase in cases, the possible resurgence of the virus and variants in the future and the shape of economic recovery. It is difficult to predict how long borrowers will need to use forbearance to assist them during the pandemic. Given the length of time current forbearance plans may be extended, the resolution of a delinquency in a plan, whether it ultimately results in a cure or a claim, is difficult to estimate and may not be known for several quarters, if not longer. We continue to monitor COVID-19 developments and regulatory and government actions. However, given the specific risks to our business, it is possible the pandemic could have a significant adverse impact on our future results of operations and financial condition.
Specific to housing finance, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act requires mortgage servicers to provide up to 180 days of forbearance for borrowers with a federally backed mortgage loan who assert they have experienced a financial hardship related to COVID-19. Forbearance may be extended for an additional 180 days up to a year in total or shortened at the request of the borrower. In addition, on February 25, 2021, the FHFA announced that borrowers with a mortgage backed by the GSEs who are in an active COVID-19 forbearance plan as of February 28, 2021 may request up to two additional forbearance extensions for a maximum of 18 months of total forbearance relief. In addition, the CARES Act provides that furnishers of credit reporting information, including servicers, should continue to report a loan as current to credit reporting agencies if the loan is subject to a payment accommodation, such as forbearance, so long as the borrower abides by the terms of the accommodation. Servicer reported forbearance slowed meaningfully beginning in June 2020 and ended the second quarter of 2021 with approximately 3.9% or 36,271 of our active primary policies reported in a forbearance plan, of which approximately 59% were reported as delinquent. It is difficult to predict the future level of reported forbearance and how many of the policies in a forbearance plan that remain current on their monthly mortgage payment will go delinquent.
The foreclosure moratorium for mortgages that are purchased by the GSEs expired on July 31, 2021. However, on June 28, 2021 the CFPB issued a final rule to amend Regulation X of the Real Estate Settlement Procedures Act effective August 31, 2021 to assist mortgage borrowers affected by the COVID-19 emergency. The final rule establishes temporary procedural changes that require a loss mitigation review prior to a servicer’s first notice or foreclosure filing on certain mortgages. On June 29, 2021, the FHFA announced that servicers were immediately prohibited from making a first notice or foreclosure filing for mortgages backed by the GSEs that would be prohibited by the CFPB Regulation X Final Rule before it took effect on August 31, 2021. These announcements generally prohibit servicers from starting foreclosures on mortgages purchased by the GSEs until after December 31, 2021.
Private mortgage insurance market penetration (“market penetration”) and eventual market size are affected in part by actions that impact housing or housing finance policy taken by the GSEs and the U.S. government, including but not limited to, the Federal Housing Administration (“FHA”) and the FHFA. In the past, these actions have included announced changes, or potential changes, to underwriting standards, including changes to the GSEs’ automated underwriting systems, FHA pricing, GSE guaranty fees, loan limits and alternative products. On December 17, 2020, the FHFA published the Enterprise Capital Framework, which includes significantly higher regulatory capital requirements for the GSEs over current requirements. Higher GSE capital requirements could ultimately lead to increased costs to borrowers of GSE loans, which in turn could shift the market away from the GSEs to the FHA or lender portfolios. Such a shift could result in a smaller market for private mortgage insurance. In conjunction with preparing to release the GSEs from conservatorship, on January 14, 2021, the FHFA and the Treasury Department agreed to amend the Preferred Stock Purchase Agreements (“PSPAs”) between the Treasury Department and each of the GSEs to increase the amount of capital each GSE may retain. In addition, among other things, the PSPAs limit the number of certain mortgages the GSEs may acquire with two or more prescribed risk factors, including certain mortgages with combined loan-to-value (“LTV”) ratios above 90%. Because these limits are based on the current market size, we do not expect any material impact to the private mortgage market in the near term. As previously disclosed, the CFPB’s Qualified Mortgage (“QM”) regulations also include a temporary category (the “QM Patch”) for mortgages that comply with certain prohibitions and limitations and meet the GSE underwriting and product guidelines. Mortgages that meet certain requirements are deemed to be QMs until the earlier of the time in which the GSEs exit the FHFA conservatorship or the mandatory compliance date of the final amendments to the CFPB’s rule defining what constitutes a QM (the “QM Rule”). The CFPB also announced it was reconsidering the QM Rule and would also propose a rule to delay the July 1, 2021 mandatory compliance date of the amended QM Rule. On April 27, 2021, the CFPB promulgated a final rule delaying the mandatory compliance date of the amended QM Rule until October 1, 2022. As provided under the final rule, the prior 43% debt-to-income-based QM Rule definition, the new price-based average prime offer rate (“APOR”) definition and the QM Patch will all remain available to lenders for loan applications received prior to October 1, 2022. However, on April 8, 2021, the GSEs issued notices stating that due to the requirements of the PSPAs they would only acquire loans that meet the new price-based APOR definition set forth under the amended QM Rule for applications received on or after July 1, 2021. We believe that loans which previously qualified under the 43% DTI-based QM Rule definition and the QM Patch will continue to qualify under the new price-based APOR definition, and therefore, we expect little impact from this change. For more information about the potential future impact, see “Risk Factors—Risks Relating to Our Business—Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition” and “Risk Factors—Risks Relating to Our Business—The amount of mortgage insurance we write could decline significantly if alternatives to private mortgage insurance are used or lower coverage levels of mortgage insurance are selected.”
Estimated mortgage origination volume increased during the first six months of 2021 compared to the first six months of 2020 primarily from higher purchase originations and from higher refinance origination volumes driven by low interest rates. The estimated private mortgage insurance available market increase was mostly attributable to higher purchase and refinance originations.
Our primary persistency decreased to 59% during the first six months of 2021 compared to 66% during the first six months of 2020. The decrease in persistency was primarily driven by continued historically low interest rates. Low persistency has impacted business performance trends in several ways including, but not limited to, offsetting insurance in-force (“IIF”) growth from NIW, elevated single premium policy cancellations resulting in acceleration of premiums, accelerating the amortization of our existing reinsurance transactions reducing their associated Private Mortgage Insurer Eligibility Requirements (“PMIERs”) capital credit in the current year and shifting the concentration of our primary IIF to more recent years of policy origination. As of June 30, 2021, our primary IIF has less than 10% concentration in 2014 and prior book years. Our 2005 through 2008 book year concentration is approximately 4%. In contrast, our 2020 book year represents 38% of our primary IIF concentration while our 2021 book year is 23% as of June 30, 2021. The 2020 and 2021 book years are characterized by high credit quality with strong underwriting standards.
NIW of $51.6 billion in the first six months of 2021 increased 11% compared to the first six months of 2020 primarily due to higher mortgage purchase and refinancing originations and a larger private mortgage insurance market, partially offset by our lower estimated market share in 2021. The U.S. private mortgage insurance industry is highly competitive. Our market share is influenced by the execution of our go to market strategy, including but not limited to, pricing competitiveness relative to our peers and our selective participation in forward commitment transactions. Our market share remains impacted by the negative ratings differential relative to our competitors, concerns expressed about our Parent’s financial condition and the execution of its strategic plans. We continue to manage the quality of new business through pricing and our underwriting guidelines, which we modify from time to time when circumstances warrant. We see the market and underwriting conditions, including the pricing environment, as being well within our risk adjusted return appetite enabling us to write new business at attractive, low-to-mid teen returns. Ultimately, we expect our first six months of new insurance written with its strong credit profile and attractive pricing to positively contribute to our future profitability and return on equity.

Net earned premiums increased in the first six months of 2021 compared to the first six months of 2020 primarily from growth in our IIF, partially offset by higher ceded premiums, continued lapse of our older, higher priced policies in the current low interest rate environment and a decrease in single premium policy cancellations. The total number of delinquent loans has declined from the COVID-19 peak in the second quarter of 2020 but remains elevated compared to pre-COVID-19 levels. During this time and consistent with prior years, servicers continued the practice of remitting premiums during the early stages of default. Additionally, we have a business practice of refunding the post-delinquent premiums to the insured party if the delinquent loan goes to claim. We record a liability and a reduction to net earned premiums for the post-delinquent premiums we expect to refund. The post-delinquent premium liability recorded during 2020 and the first six months of 2021 associated with delinquent loans was not significant to the change in earned premiums for those periods as a result of the high concentration of new delinquencies being subject to a servicer reported forbearance plan and the lower estimated rate at which delinquencies go to claim (“claim rates”) for these loans. The post-default premium liability increased by $4 million in the first six months of 2021 driven in large part by the continued receipt of premiums while in delinquency. This was partially offset by the continued decline in overall delinquencies. The total liability for all delinquencies was $13 million as of June 30, 2021. As a result of COVID-19, certain state insurance regulators required or requested the provision of grace periods of varying lengths to insureds in the event of non-payment of premium. Regulators differed greatly in their approaches but generally focused on the avoidance of cancellation of coverage for non-payment. While most of these requirements and requests have lapsed, it is possible that some or all of them could be re-issued in the event of declarations of new states of emergency that might result from worsening pandemic conditions. We currently comply with all state regulatory requirements. If timely payment is not made, future premiums could decrease and the certificate of insurance could be subject to cancellation after 60 days, or such longer time as required under applicable law.
Our loss reserves continue to be negatively impacted by COVID-19. Borrowers who have experienced a financial hardship including, but not limited to, the loss of income due to the closing of a business or the loss of a job have taken advantage of available forbearance programs and payment deferral options. During the peak of the pandemic we experienced elevated new delinquencies which may ultimately cure at a higher rate than traditional delinquencies should economic activity return to pre-COVID-19 levels. Unlike a hurricane where the natural disaster occurs at a point in time and the rebuild starts soon after, COVID-19 is an ongoing health crisis and we do not know when it will end, making it more difficult to determine the effectiveness of forbearance and the resulting claim rates for new delinquencies in forbearance plans. Given this difference, our prior hurricane experience was leveraged as one of many considerations in the establishment of an appropriate claim rate estimate for new delinquencies in forbearance plans that have emerged as a result of COVID-19. Severity of loss on loans that do go to claim may be positively impacted by home price appreciation, however it may be negatively impacted by the extended forbearance timeline, the associated elevated expenses, the higher loan amount of the recent new delinquencies and if current home price appreciation reversed in the future. For loans insured on or after October 1, 2014, our mortgage insurance policies limit the number of months of unpaid interest and associated expenses that are included in the mortgage insurance claim amount to a maximum of 36 months.
Our loss ratio for the six months ended June 30, 2021 was 17% as compared to 53% for the six months ended June 30, 2020. The decrease was largely from lower new delinquencies from the improving economy. New primary delinquencies of 16,915 contributed $74 million of loss expense in the first six months of 2021. In determining the loss expense estimate, considerations were given to forbearance and non-forbearance delinquencies as well as the ongoing economic impact due to the pandemic. This compares to $197 million of loss expense from 56,487 new primary delinquencies in the first six months of 2020. In the prior year we strengthened existing reserves by $28 million primarily driven by the deterioration of early cure emergence patterns impacting claim frequency along with a modest increase in claim severity. During the first six months of 2021, reserves were strengthened by $10 million primarily due to our expectation that pre-COVID-19 delinquencies will have a modestly higher claim rate than our prior best estimate given the slower emergence of cures to date. Additionally, the prior year included additional reserves of $28 million for incurred but not reported delinquencies. Approximately 50% of our primary new delinquencies in the first six months of 2021 were subject to a forbearance plan as compared to less than 5% in recent quarters prior to COVID-19.
As of June 30, 2021, GMICO’s risk-to-capital (“RTC”) ratio under the current regulatory framework as established under North Carolina law and enforced by the North Carolina Department of Insurance (“NCDOI”), GMICO’s domestic insurance regulator, was approximately 12.0:1, compared with a RTC ratio of 11.9:1 as of March 31, 2021. GMICO’s RTC ratio remains below the NCDOI’s maximum RTC ratio of 25:1. North Carolina’s calculation of RTC excludes the risk in-force (“RIF”) for delinquent loans given the established loss reserves against all delinquencies. As a result, we do not expect any immediate, material pressure to GMICO’s RTC ratio in the short term as a result of COVID-19. GMICO’s ongoing RTC ratio will depend principally on the magnitude of future losses incurred by GMICO, the effectiveness of ongoing loss mitigation activities, new business volume and profitability, the amount of policy lapses and the amount of additional capital that is generated or distributed by the business or capital support provided.
Under PMIERs, we are subject to operational and financial requirements that private mortgage insurers must meet in order to remain eligible to insure loans that are purchased by the GSEs. On June 29, 2020, the GSEs issued the “PMIERs Amendment.” In September 2020, the GSEs issued an amended and restated version of the PMIERs Amendment that became effective retroactively on June 30, 2020 and included a new reporting requirement that became effective on December 31, 2020. On December 4, 2020, the GSEs issued a revised and restated version of the PMIERs Amendment that revised and replaced the version issued in September 2020. The December 4, 2020 version extended the application of reduced PMIERs capital factors to each non-performing loan that has an initial missed monthly payment occurring on or after March 1, 2020 and prior to April 1, 2021 and extended the capital preservation period from March 31, 2021 to June 30, 2021. On June 30, 2021, the GSEs issued a revised and restated version of the PMIERs Amendment that replaced the version issued on December 4, 2020. The June 30, 2021 version allows loans that enter a forbearance plan due to a COVID-19 hardship on or after April 1, 2021 to remain eligible for extended application of the reduced PMIERs capital factor for so long as the loan remains in forbearance. The June 30, 2021 version also extends the capital preservation period through December 31, 2021 with certain exceptions, as described below.
The PMIERs Amendment implemented both permanent and temporary revisions to PMIERs. For loans that became non-performing due to a COVID-19 hardship, PMIERs was permanently amended with respect to each non-performing loan that (i) has an initial missed monthly payment occurring on or after March 1, 2020 and prior to April 1, 2021 or (ii) is subject to a forbearance plan granted in response to a financial hardship related to COVID-19, the terms of which are materially consistent with terms of forbearance plans offered by the GSEs. The risk-based required asset amount factor for the non-performing loan will be the greater of (a) the applicable risk-based required asset amount factor for a performing loan were it not delinquent, and (b) the product of a 0.30 multiplier and the applicable risk-based required asset amount factor for a non-performing loan. In the case of (i) above, absent the loan being subject to a forbearance plan described in (ii) above, the 0.30 multiplier will be applicable for no longer than three calendar months beginning with the month in which the loan became a non-performing loan due to having missed two monthly payments. Loans subject to a forbearance plan described in (ii) above include those that are either in a repayment plan or loan modification trial period following the forbearance plan unless reported to the approved insurer that the loan is no longer in such forbearance plan, repayment plan, or loan modification trial period. The PMIERs Amendment also imposed temporary capital preservation provisions through December 31, 2021 that require an approved insurer to meet certain PMIERs minimum required asset buffers (150% in the third quarter of 2021 and 115% in the fourth quarter of 2021) or otherwise obtain prior written GSE approval before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing agreements, even if such insurer had a surplus of available assets. In addition, the PMIERs Amendment imposes permanent revisions to the risk-based required asset amount factor for non-performing loans for properties located in future Federal Emergency Management Agency (“FEMA”) Declared Major Disaster Areas eligible for individual assistance.

In September 2020, subsequent to the issuance of EHI’s senior notes due in 2025, the GSEs imposed certain restrictions (the “GSE Restrictions”) with respect to capital on our business. In May 2021, in connection with their conditional approval of this offering, the GSEs confirmed the GSE Restrictions remain in place and will remain in effect until the following collective conditions (“GSE Conditions”) are met: (a) approval of GMICO’s plan to secure additional capital, if needed, (b) GMICO obtains “BBB+”/“Baa1” (or higher) rating from Standard & Poor’s Financial Services, LLC (“Standard & Poor’s”), Moody’s Investor Service, Inc. (“Moody’s”) or Fitch Ratings, Inc. (“Fitch”) for two consecutive quarters and (c) Genworth achieves certain financial metrics. Prior to the satisfaction of the GSE Conditions, the GSE Restrictions require:
•GMICO to maintain 115% of PMIERs minimum required assets through 2021, 120% during 2022 and 125% thereafter;
•EHI to retain $300 million of its holding company cash that can be drawn down exclusively for its debt service or to contribute to GMICO to meet their regulatory capital needs including PMIERs; and
•written approval must be received from the GSEs prior to any additional debt issuance by either GMICO or EHI.
Until the GSE Conditions imposed in connection with the GSE Restrictions are met, EHI’s liquidity must not fall below 13.5% of its outstanding debt. The GSEs’ conditional approval of the consummation of this offering remains in effect through September 30, 2021. However, if the consummation of this offering is not completed prior to October 2021, the GSEs will likely reassess the GSE Restrictions.
In addition, the GSEs could recommend revisions to the GSE Restrictions based upon a variety of factors, including the outcome of this offering. The GSEs informed us that a consummation of this offering resulting in our Parent owning 70% or less of EHI by year end 2021 would delay each step up of the PMIERs minimum required asset requirements listed in the first bullet above by one calendar year. In addition, Fannie Mae agreed to reconsider the GSE Restrictions if our Parent were to own 50% or less of EHI at any point prior to their expiration. We will continue to assess our options, including the aforementioned consummation of this offering outlined by the GSEs. Currently, our Parent expects to indirectly own at least 80% of EHI common stock following the consummation of this offering and has informed us they have no intention of entering into any transaction that would result in Parent owning 70% or less of our common stock indirectly.
As of June 30, 2021, we had estimated available assets of $4,926 million against $2,985 million net required assets under PMIERs compared to available assets of $4,588 million against $3,359 million net required assets as of December 31, 2020. The sufficiency ratio as of June 30, 2021 was 165% or $1,941 million above the published PMIERs requirements, compared to 137% or $1,229 million above the published PMIERs requirements as of December 31, 2020. PMIERs sufficiency is based on the published requirements applicable to private mortgage insurers and does not give effect to the GSE Restrictions imposed on our business. The increase in the PMIERs sufficiency was driven in part by the completion of an insurance linked notes transaction, which added $303 million of additional PMIERs capital credit as of June 30, 2021, elevated lapse driven by prevailing low interest rates and business cash flows, partially offset by elevated NIW. In addition, elevated lapse continued to drive an acceleration of the amortization of our reinsurance transactions, which caused a reduction in PMIERs capital credit. Our PMIERs required assets as of June 30, 2021 and December 31, 2020 benefited from the application of a 0.30 multiplier applied to the risk-based required asset amount factor for certain non-performing loans. The application of the 0.30 multiplier to all eligible delinquencies provided $760 million of benefit to our June 30, 2021 PMIERs required assets compared to $1,046 million of benefit as of December 31, 2020. These amounts are gross of any incremental reinsurance benefit from the elimination of the 0.30 multiplier.
On February 4, 2021, we executed an excess of loss reinsurance transaction with a panel of reinsurers, which provides up to $210 million of reinsurance coverage on a portion of the loss tiers on current and expected NIW for the 2021 book year. On March 2, 2021, we obtained $495 million of fully collateralized excess of loss reinsurance coverage from Triangle Re 2021-1 on a portfolio of existing mortgage insurance policies written from January 2014 through December 2018 and policies written from October 2019 through December 2019. On April 16, 2021, we obtained $303 million of fully collateralized excess of loss reinsurance coverage from Triangle Re 2021-2 on a portfolio of existing mortgage insurance policies written from September 2020 through December 2020. Triangle Re 2021-1 and 2021-2 financed the reinsurance coverage by issuing mortgage insurance-linked notes to unaffiliated investors. Credit risk transfer transactions provided an aggregate of approximately $1,406 million of PMIERs capital credit as of June 30, 2021. We may execute future credit risk transfer transactions to maintain a prudent level of financial flexibility in excess of the PMIERs capital requirements in response to potential changes in performance and PMIERs requirements over time.
Subsequent to the second quarter, GMICO, our flagship MI entity, received approval from the North Carolina Department of Insurance, our domestic regulator, to dividend $200 million at year-end 2021. We believe this is an important milestone as we work to restart the return of capital from our business. This approval, coupled with our business performance and the recently published changes to the GSE capital preservation rules, provides us incremental confidence for a potential 2021 dividend. We note, however, that if this offering is not completed prior to October of this year, the GSEs will likely reconsider the PMIERs capital requirements applicable to our business which could, in turn, affect Enact’s ability to execute future dividends and distributions. Any future dividend is subject to market conditions, business performance, business and regulatory approvals, including the GSEs’ approval related to this offering.

Results of Operations and Key Metrics
Results of Operations
Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020
The following table sets forth our consolidated results for the periods indicated:

	Six months ended June 30,		Increase (decrease) and percentage change
(Amounts in thousands)	2021	2020	2021 vs. 2020
Revenues:
Premiums	$495,022	$469,051	$25,971	6%
Net investment income	69,948	64,693	$5,255	8%
Net investment gains (losses)	(2,709)	(344)	$(2,365)	688%
Other income	2,443	3,209	$(766)	(24)%
Total revenues	564,704	536,609	$28,095	5%
Losses and expenses:
Losses incurred	85,377	246,310	$(160,933)	(65)%
Acquisition and operating expenses, net of deferrals	120,672	100,479	$20,193	20%
Amortization of deferred acquisition costs and intangibles	7,435	7,580	$(145)	(2)%
Interest expense	25,482	—	$25,482	NM (1)
Total losses and expenses	238,966	354,369	$(115,403)	(33)%
Income before income taxes	325,738	182,240	$143,498	79%
Provision for income taxes	69,795	41,015	$28,780	70%
Net income	$255,943	$141,225	$114,718	81%
Loss ratio (2)	17%	53%
Expense ratio (net earned premiums) (3)	26%	23%
_______________
(1)Not measurable.
(2)Loss ratio is calculated by dividing losses incurred by net earned premiums.
(3)Expense ratio (net earned premiums) is calculated by dividing acquisition and operating expenses, net of deferrals, plus amortization of DAC and intangibles by net earned premiums
Revenues
Premiums increased mainly attributable to higher IIF partially offset by higher ceded premiums from reinsurance transactions executed in the current year, continued lapse of our in-force portfolio as older, higher priced policies continued to lapse in the current low interest rate environment and lower single premium cancellations.
Net investment income increased primarily from higher average invested assets in the current year and higher income from bond calls, partially offset by lower investment yields in the current year.
Net investment losses in the current year were primarily driven by credit losses related to corporate available-for-sale fixed maturity securities and realized losses from the sale of fixed maturity securities. Net investment gains in the prior year were largely from realized gains from the sale of fixed maturity securities.

Other income primarily includes underwriting fee revenue charged on a per-unit or per-diem basis, as defined in the underwriting agreement. Other income decreased primarily due to lower contract underwriting revenue.
Losses and expenses
Losses incurred decreased largely from lower new delinquencies from the improving economy and unfavorable reserve adjustments in the prior year as a result of COVID-19. New primary delinquencies of 16,915 contributed $74 million of loss expense in the first six months of 2021 largely determined by giving consideration to forbearance and non-forbearance delinquencies and the ongoing economic impact due to the pandemic. This compares to $197 million of loss expense from 56,487 new primary delinquencies in the first six months of 2020. In the prior year we strengthened existing reserves by $28 million primarily driven by the deterioration of early cure emergence patterns impacting claim frequency along with a modest increase in claim severity. During the first six months of 2021, reserves were strengthened $10 million due to our expectation that pre-COVID-19 delinquencies will have a modestly higher claim rate than our prior best estimate given the slower emergence of cures to date. Additionally, the prior year included additional reserves of $28 million for incurred but not reported delinquencies
The following table shows incurred losses related to current and prior accident years for the six months ended June 30:

(Amounts in thousands)	2021	2020
Losses and LAE incurred related to current accident year	71,596	238,692
Losses and LAE incurred related to prior accident years	13,677	8,696
Total incurred (1)	85,273	247,388
_______________
(1)Excludes run-off business.
Acquisition and operating expenses, net of deferrals, increased primarily attributable to higher costs allocated by our Parent, strategic transaction preparation costs, a one-time restructuring charge partially offset by lower volume-related operating costs.
The expense ratio (net earned premiums) increased mainly driven by higher costs allocated by our Parent, $7 million of strategic transaction preparation costs and a one-time restructuring charge of $2 million partially offset by lower volume-related operating costs. The strategic transaction preparation costs and restructuring costs increased the expense ratio by approximately 2 points.
Interest expense in the current year relates to our 2025 Senior Notes. For additional details see Note 7 to our unaudited condensed consolidated financial statements for the three months ended June 30, 2021 and 2020.
Provision for income taxes
The effective tax rate was 21.4% and 22.5% for the six months ended June 30, 2021 and 2020, respectively, consistent with the United States corporate federal income tax rate.

Results of Operations
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The following table presents our consolidated results for the periods indicated:

	Year ended December 31,		Increase (decrease) and percentage change
(Amounts in thousands)	2020	2019	2020 vs. 2019
Revenues:
Premiums	$971,365	$856,976	$114,389	13%
Net investment income	132,843	116,927	15,916	14%
Net investment gains (losses)	(3,324)	718	(4,042)	(563)%
Other income	5,575	4,232	1,343	32%
Total revenues	1,106,459	978,853	127,606	13%
Losses and expenses:
Losses incurred	379,834	49,850	329,984	662%
Acquisition and operating expenses, net of deferrals	215,024	195,768	19,256	10%
Amortization of deferred acquisition costs and intangibles	20,939	15,065	5,874	39%
Interest expense	18,244	—	18,244	NM (1)
Total losses and expenses	634,041	260,683	373,358	143%
Income before income taxes and change in fair value of unconsolidated affiliate	472,418	718,170	(245,752)	(34)%
Provision for income taxes	101,997	155,832	(53,835)	(35)%
Income before change in fair value of unconsolidated affiliate	370,421	562,338	(191,917)	(34)%
Change in fair value of unconsolidated affiliate, net of taxes	—	115,290	(115,290)	(100)%
Net income	$370,421	$677,628	$(307,207)	(45)%
Loss ratio (2)	39%	6%
Expense ratio (net earned premiums) (3)	24%	25%
Gross premium rate (4)	0.52%	0.52%
_______________
(1)Not measurable.
(2)Loss ratio is calculated by dividing losses incurred by net earned premiums.
(3)Expense ratio (net earned premiums) is calculated by dividing acquisition and operating expenses, net of deferrals, plus amortization of DAC and intangibles by net earned premiums.
(4)Gross premium rate is calculated by dividing primary earned premiums prior to reinsurance ceded by average primary IIF. For the quarter ended December 31, 2020, the rate was 0.52%.
Revenues
Premiums increased mainly attributable to higher IIF and higher policy cancellations in our single premium mortgage insurance product driven largely by higher mortgage refinancing, partially offset by lower average premium rates in 2020. The year ended December 31, 2019 also included a favorable adjustment of $14 million related to our single premium earnings pattern review driven by our revised assessment of recent claim and cancellation experience and the refinement of loan attributes.
Net investment income increased primarily due to higher average invested assets partially offset by lower investment yields in 2020.

Net investment losses in 2020 were primarily driven by impairments and net losses from the sale of fixed maturity securities. Net investment gains in 2019 were largely from net gains from the sale of fixed maturity securities.
Other income primarily includes underwriting fee revenue charged on a per-unit or per-diem basis, as defined in the underwriting agreement. Other income increased primarily due to higher contract underwriting revenue from a larger mortgage insurance market.
Losses and expenses
Losses incurred increased largely from new delinquencies driven primarily by a significant increase in borrower forbearance as a result of COVID-19 and strengthening of existing reserves of $65 million in 2020 primarily driven by the deterioration of early cure emergence patterns impacting claim frequency along with a modest increase in claim severity. We also experienced lower net benefits from cures and aging of existing delinquencies in 2020. Included in 2019 were favorable reserve adjustments of $23 million mostly associated with lower expected claim rates. Our loss ratio increased primarily from higher losses, partially offset by higher net earned premiums in 2020.
The following table shows incurred losses related to current and prior accident years for the years ended December 31:

(Amounts in thousands)	2020	2019
Losses and LAE incurred related to current accident year	$364,548	$105,734
Losses and LAE incurred related to prior accident years	16,202	(55,917)
Total incurred (1)	$380,750	$49,817
_______________
(1)Excludes run-off business.
Acquisition and operating expenses, net of deferrals, increased primarily driven by higher acquisition costs mainly driven by increased NIW in 2020 and higher information technology and other expenses due to continued investment in modernization of the business.
Amortization of DAC and intangibles consists primarily of the amortization of acquisition costs that are capitalized and capitalized software. Amortization of DAC and intangibles increased primarily due to accelerated DAC amortization of $6 million driven by elevated lapses in 2020.
Our expense ratio decreased slightly primarily from higher earned premiums, mostly offset by higher acquisition and operating expenses, and higher DAC amortization in 2020.
Interest expense in 2020 relates to our 2025 Senior Notes issued in August 2020.
Provision for income taxes
The effective tax rate was 21.6% and 21.7% for the years ended December 31, 2020 and 2019, respectively, consistent with the United States corporate federal income tax rate.
Change in fair value of unconsolidated affiliate, net of taxes
Change in fair value of unconsolidated affiliate consists of the change in the fair value of our previously held investment in Genworth Canada, which also includes dividends and the sale of common shares, net of taxes. The decrease was driven by the sale of our investment in Genworth Canada, which closed on December 12, 2019. See Note 3 to our consolidated financial statements for additional information.

Use of Non-GAAP Measures
We use a non-U.S. GAAP (“non-GAAP”) financial measure entitled “adjusted operating income.” This non-GAAP financial measure aligns with the way our business performance is evaluated by both management and by our board of directors. This measure has been established in order to increase transparency for the purposes of evaluating our core operating trends and enabling more meaningful comparisons with our peers. Although “adjusted operating income” is a non-GAAP financial measure, for the reasons discussed above we believe this measure aids in understanding the underlying performance of our operations. Our senior management, including our chief operating decision maker, uses “adjusted operating income” as the primary measure to evaluate the fundamental financial performance of our business and to allocate resources.
“Adjusted operating income” is defined as U.S. GAAP net income excluding the effects of (i) net investment gains (losses), (ii) change in fair value of unconsolidated affiliate and (iii) Restructuring costs and infrequent or unusual non-operating items.
(i)Net investment gains (losses)—The recognition of realized investment gains or losses can vary significantly across periods as the activity is highly discretionary based on the timing of individual securities sales due to such factors as market opportunities or exposure management. Trends in the profitability of our fundamental operating activities can be more clearly identified without the fluctuations of these realized gains and losses. We do not view them to be indicative of our fundamental operating activities. Therefore, these items are excluded from our calculation of adjusted operating income.
(ii)Change in fair value of unconsolidated affiliate—The change in fair value of our previously held investment in Genworth Canada could vary significantly across periods and was highly dependent on the performance of the Canadian housing market and Genworth Canada’s operating results. We managed the investment in Genworth Canada separately from our remaining investments portfolio through and up until the sale of our ownership interest in Genworth Canada in December 2019. Prior to the sale, we did not view the results of our investment in Genworth Canada as part of our fundamental operating activities. Therefore, this item is excluded from our calculation of adjusted operating income. Additionally, given the divestiture of Genworth Canada on December 12, 2019, we will no longer have any impact from Genworth Canada in our financial statements going forward.
(iii)Restructuring costs and infrequent or unusual non-operating items are also excluded from adjusted operating income if, in our opinion, they are not indicative of overall operating trends.
In reporting non-GAAP measures in the future, we may make other adjustments for expenses and gains we do not consider reflective of core operating performance in a particular period. We may disclose other non-GAAP operating measures if we believe that such a presentation would be helpful for investors to evaluate our operating condition by including additional information.
Total adjusted operating income is not a measure of total profitability, and therefore should not be considered in isolation or viewed as a substitute for U.S. GAAP net income. Our definition of adjusted operating income may not be comparable to similarly named measures reported by other companies, including our peers.
Adjustments to reconcile net income to adjusted operating income assume a 21% tax rate (unless otherwise indicated).
The following table includes a reconciliation of net income to adjusted operating income for the six months ended June 30:

(Amounts in thousands)	2021	2020
Net income	$255,943	$141,225
Adjustments to net income:
Net investment (gains) losses	2,709	344
Costs associated with reorganization	2,339	—
Taxes on adjustments	(1,060)	(72)
Adjusted operating income	$259,931	$141,497
We recorded a pre-tax expense of $2 million for the six months ended June 30, 2021 related to restructuring costs as we evaluate and appropriately size our organizational needs and expenses.
Adjusted operating income increased primarily from lower losses primarily from lower new delinquencies from the improving economy and lower forbearance delinquencies partially offset by interest expense associated with senior notes issued in August 2020 and higher operating costs in the current year.
The following table includes a reconciliation of net income to adjusted operating income for the years ended December 31:

(Amounts in thousands)	2020	2019
Net income	$370,421	$677,628
Adjustments to net income:
Net investment (gains) losses	3,324	(718)
Change in fair value of unconsolidated affiliate	—	(127,397)
Taxes on adjustments	(698)	12,259
Adjusted operating income	$373,047	$561,772
The change in fair value of the investment in Genworth Canada was $127.4 million for the year ended December 31, 2019, and is included within change in fair value of unconsolidated affiliate in the consolidated statements of income, net of provision (benefit) for income taxes of $12.1 million. There were no infrequent or unusual items excluded from adjusted operating income during the periods presented.
Adjusted operating income decreased primarily attributable to higher losses largely from new delinquencies driven in large part by a significant increase in borrower forbearance as a result of COVID-19, reserve strengthening of $51 million on existing delinquencies and from lower net benefits from cures and aging of existing delinquencies in 2020. These decreases were partially offset by higher premiums largely driven by higher IIF and an increase in policy cancellations in our single premium mortgage insurance product primarily due to higher mortgage refinancing in 2020. The year ended December 31, 2019 included favorable reserve adjustments of $18 million mostly associated with lower expected claim rates and a favorable adjustment of $11 million related to our single premium earnings pattern review.
Key Metrics
Management reviews the key metrics included within this section when analyzing the performance of our business. The metrics provided in this section exclude activity related to our run-off business, which is immaterial to our consolidated results of operations.

The following table sets forth selected operating performance measures on a primary basis as of or for the six months ended June 30:

(Dollar amounts in millions)	2021	2020
New insurance written	$51,591	$46,304
Insurance in-force (1)	$217,477	$197,047
Risk in-force	$54,643	$49,868
Persistency rate	59%	66%
Policies in-force (count)	933,616	896,232
Delinquent loans (count)	33,568	53,587
Delinquency rate	3.60%	5.98%
_______________
(1)Represents the aggregate unpaid principal balance for loans we insure. Original loan balances are primarily used to determine premiums.
New insurance written
NIW for the six months ended June 30, 2021 increased 11% compared to the first six months of 2020 primarily due to higher mortgage purchase and refinancing originations and a larger private mortgage insurance market, partially offset by our lower estimated market share in 2021. We manage the quality of new business through pricing and our underwriting guidelines, which we modify from time to time as circumstances warrant.
The following table presents NIW by product for the six months ended June 30:

(Amounts in millions)	2021		2020
Primary	$51,591	100%	$46,304	100%
Pool	—	—	—	—
Total	$51,591	100%	$46,304	100%
The following table presents NIW by product for the years ended December 31:

(Amounts in millions)	2020		2019
Primary	$99,871	100%	$62,431	100%
Pool	—	—	—	—
Total	$99,871	100%	$62,431	100%
The following table presents primary NIW by underlying type of mortgage for the six months ended June 30:

(Amounts in millions)	2021		2020
Purchases	$36,643	71%	$29,429	64%
Refinances	14,948	29	16,875	36
Total	$51,591	100%	$46,304	100%

The following table presents primary NIW by underlying type of mortgage for the years ended December 31:

(Amounts in millions)	2020		2019
Purchases	$67,183	67%	$50,267	81%
Refinances	32,688	33	12,164	19
Total	$99,871	100%	$62,431	100%
The following table presents primary NIW by policy payment type for the six months ended June 30:

(Amounts in millions)	2021		2020
Monthly	$48,245	94%	$42,023	91%
Single	3,132	6%	4,038	9
Other	214	—	243	—
Total	$51,591	100%	$46,304	100%
The following table presents primary NIW by policy payment type for the years ended December 31:

(Amounts in millions)	2020		2019
Monthly	$90,147	90%	$54,666	88%
Single	9,251	9	7,047	11
Other	473	1	718	1
Total	$99,871	100%	$62,431	100%
The following table presents primary NIW by FICO score for the six months ended June 30:

(Amounts in millions)	2021		2020
Over 760	$22,282	43%	$19,813	43%
740-759	7,831	15	7,991	17
720-739	6,890	13	6,805	14
700-719	6,110	12	5,517	12
680-699	4,993	10	3,713	8
660-679 (1)	2,051	4	1,402	3
640-659	1,058	2	756	2
620-639	376	1	307	1
<620	—	—	—	—
Total	$51,591	100%	$46,304	100%
_______________
(1)Loans with unknown FICO scores are included in the 660-679 category.

The following table presents primary NIW by FICO score for the years ended December 31:

(Amounts in millions)	2020		2019
Over 760	$41,584	42%	$24,805	40%
740-759	16,378	16	10,624	17
720-739	14,305	14	9,154	15
700-719	12,193	12	7,888	13
680-699	8,813	9	5,851	9
660-679 (1)	3,846	4	2,204	3
640-659	1,955	2	1,338	2
620-639	796	1	567	1
<620	1	—	—	—
Total	$99,871	100%	$62,431	100%
______________
(1)Loans with unknown FICO scores are included in the 660-679 category.
LTV ratio is calculated by dividing the original loan amount, excluding financed premium, by the property’s acquisition value or fair market value at the time of origination. The following table presents primary NIW by LTV ratio for the six months ended June 30:

(Amounts in millions)	2021		2020
95.01% and above	$5,008	10%	$5,020	11%
90.01% to 95.00%	20,211	39	19,957	43
85.01% to 90.00%	17,010	33	13,628	29
85.00% and below	9,362	18	7,699	17
Total	$51,591	100%	$46,304	100%
The following table presents primary NIW by LTV ratio for the years ended December 31:

(Amounts in millions)	2020		2019
95.01% and above	$11,625	11%	$9,652	15%
90.01% to 95.00%	42,753	43	26,961	43
85.01% to 90.00%	28,750	29	17,874	29
85.00% and below	16,743	17	7,944	13
Total	$99,871	100%	$62,431	100%
The following table presents primary NIW by DTI ratio for the six months ended June 30:

(Amounts in millions)	2021		2020
45.01% and above	$5,835	11%	$7,499	16%
38.01% to 45.00%	17,950	35	15,600	34
38.00% and below	27,806	54	23,205	50
Total	$51,591	100%	$46,304	100%

The following table presents primary NIW by DTI ratio for the years ended December 31:

(Amounts in millions)	2020		2019
45.01% and above	$13,672	14%	$13,587	22%
38.01% to 45.00%	35,729	36	21,354	34
38.00% and below	50,470	50	27,490	44
Total	$99,871	100%	$62,431	100%
Insurance in-force and Risk in-force
IIF increased largely from NIW, partially offset by lapses and cancellations as we experienced lower persistency during the current year. Primary persistency was 59% and 66% for the six months ended June 30, 2021 and 2020, respectively. This decrease in persistency resulted in elevated single premium policy cancellations in the current year. RIF increased primarily as a result of higher IIF.
The following table sets forth IIF and RIF as of the dates indicated:

(Amounts in millions)	June 30, 2021		December 31, 2020		June 30, 2020
Primary IIF	$217,477	100%	$207,947	100%	$197,047	100%
Pool IIF	798	—	883	—	983	—
Total IIF	$218,275	100%	$208,830	100%	$198,030	100%
Primary RIF	$54,643	100%	$52,475	100%	$49,868	100%
Pool RIF	123	—	146	—	169	—
Total RIF	$54,766	100%	$52,621	100%	$50,037	100%
The following table sets forth primary IIF by policy year as of the dates indicated:

(Amounts in millions)	June 30, 2021		December 31, 2020		June 30, 2020
2004 and prior	$621	—%	$708	—%	$784	—%
2005 to 2008	9,061	4	10,614	5	12,287	6
2009 to 2013	1,961	1	3,030	2	4,345	2
2014	2,709	2	3,699	2	5,059	3
2015	5,810	3	7,887	4	10,667	5
2016	11,499	5	15,385	7	20,738	11
2017	11,763	5	16,289	8	22,480	12
2018	12,289	6	17,235	8	23,873	12
2019	28,842	13	39,463	19	51,180	26
2020	82,308	38	93,637	45	45,634	23
2021	50,614	23
Total	$217,477	100%	$207,947	100%	$197,047	100%

The following table sets forth primary RIF by policy year as of the dates indicated:

(Amounts in millions)	June 30, 2021		December 31, 2020		June 30, 2020
2004 and prior	$177	—%	$202	—%	$224	—%
2005 to 2008	2,317	4	2,716	5	3,146	6
2009 to 2013	528	1	832	2	1,204	2
2014	732	1	999	2	1,367	3
2015	1,549	3	2,104	4	2,843	6
2016	3,052	6	4,063	8	5,415	11
2017	3,032	6	4,180	8	5,752	12
2018	3,086	6	4,322	8	5,975	12
2019	7,225	13	9,840	19	12,690	25
2020	20,536	37	23,217	44	11,252	23
2021	12,409	23
Total	$54,643	100%	$52,475	100%	$49,868	100%
The following table presents the development of primary IIF for the six months ended June 30:

(Amounts in millions)	2021	2020
Beginning balance	$207,947	$181,785
NIW	51,591	46,304
Cancellations, principal repayments and other reductions (1)	(42,061)	(31,042)
Ending balance	$217,477	$197,047
______________
(1)Includes the estimated amortization of unpaid principal balance of covered loans.
The following table presents the development of primary IIF for the years ended December 31:

(Amounts in millions)	2020	2019
Beginning balance	$181,785	$157,103
NIW	99,871	62,431
Cancellations, principal repayments and other reductions (1)	(73,709)	(37,749)
Ending balance	$207,947	$181,785
______________
(1)Includes the estimated amortization of unpaid principal balance of covered loans.
The following table sets forth primary IIF by LTV ratio at origination as of the dates indicated:

(Amounts in millions)	June 30, 2021		December 31, 2020		June 30, 2020
95.01% and above	$33,657	15%	$34,520	17%	$33,483	17%
90.01% to 95.00%	94,307	44	92,689	45	89,035	45
85.01% to 90.00%	61,234	28	56,341	27	53,794	27
85.00% and below	28,279	13	24,397	11	20,735	11
Total	$217,477	100%	$207,947	100%	$197,047	100%

The following table sets forth primary RIF by LTV ratio at origination as of the dates indicated:

(Amounts in millions)	June 30, 2021		December 31, 2020		June 30, 2020
95.01% and above	$9,228	17%	$9,279	18%	$8,789	18%
90.01% to 95.00%	27,308	50	26,774	51	25,686	51
85.01% to 90.00%	14,776	27	13,562	26	12,957	26
85.00% and below	3,331	6	2,860	5	2,436	5
Total	$54,643	100%	$52,475	100%	$49,868	100%
The following table sets forth primary IIF by FICO score at origination as of the dates indicated:

(Amounts in millions)	June 30, 2021		December 31, 2020		June 30, 2020
Over 760	$83,602	38%	$78,488	38%	$75,428	38%
740-759	34,402	16	33,635	16	32,649	17
720-739	30,964	14	30,058	14	28,637	15
700-719	27,032	12	25,870	12	23,746	12
680-699	21,469	10	20,140	10	18,271	9
660-679 (1)	10,191	6	9,819	5	8,781	4
640-659	6,008	3	5,935	3	5,521	3
620-639	2,838	1	2,902	1	2,786	1
<620	971	—	1,100	1	1,228	1
Total	$217,477	100%	$207,947	100%	$197,047	100%
______________
(1)Loans with unknown FICO scores are included in the 660-679 category.
The following table sets forth primary RIF by FICO score at origination as of the dates indicated:

(Amounts in millions)	June 30, 2021		December 31, 2020		June 30, 2020
Over 760	$20,908	38%	$19,691	37%	$19,046	38%
740-759	8,628	16	8,497	16	8,303	17
720-739	7,879	14	7,673	15	7,312	15
700-719	6,848	13	6,579	12	6,016	12
680-699	5,385	10	5,100	10	4,629	9
660-679 (1)	2,531	5	2,442	5	2,179	4
640-659	1,494	3	1,472	3	1,358	3
620-639	720	1	737	1	707	1
<620	250	—	284	1	318	1
Total	$54,643	100%	$52,475	100%	$49,868	100%
______________
(1)Loans with unknown FICO scores are included in the 660-679 category.
Delinquent loans and claims
Our delinquency management process begins with notification by the loan servicer of a delinquency on an insured loan. “Delinquency” is defined in our master policies as the borrower’s failure to pay when due an amount equal to the scheduled monthly mortgage payment under the terms of the mortgage. Generally, our master policies require an insured to notify us of a delinquency if the borrower fails to make two consecutive monthly mortgage payments prior to the due date of the next mortgage payment. We generally consider a loan to be delinquent and establish required reserves after the insured notifies us that the borrower has failed to make two scheduled mortgage payments. Borrowers default for a variety of reasons, including a reduction of income, unemployment, divorce, illness/death, inability to manage credit, falling home prices and interest rate levels. Borrowers may cure delinquencies by making all of the delinquent loan payments, agreeing to a loan modification, or by selling the property in full satisfaction of all amounts due under the mortgage. In most cases, delinquencies that are not cured result in a claim under our policy.
The following table shows a roll forward of the number of primary loans in default for the six months ended June 30:

(Loan count)	2021	2020
Number of delinquencies, beginning of period	44,904	16,392
New defaults	16,915	56,487
Cures	(27,951)	(18,444)
Claims paid	(277)	(844)
Rescissions and claim denials	(23)	(4)
Number of delinquencies, end of period	33,568	53,587
The following table shows a roll forward of the number of primary loans in default for the years ended December 31:

(Loan count)	2020	2019
Number of delinquencies, beginning of period	16,392	16,860
New defaults	85,074	33,236
Cures	(55,396)	(31,363)
Claims paid	(1,148)	(2,323)
Rescissions and claim denials	(18)	(18)
Number of delinquencies, end of period	44,904	16,392
The following table sets forth changes in our direct primary case loss reserves for the six months ended June 30:

(Amounts in thousands) (1)	2021	2020
Loss reserves, beginning of period	$516,863	$204,749
Claims paid	(13,311)	(38,326)
Increase in reserves	85,131	212,501
Loss reserves, end of period	$588,683	$378,924
_______________
(1)Direct primary case reserves exclude LAE, incurred but not reported (“IBNR”) and reinsurance reserves.
The following table sets forth changes in our direct primary case loss reserves for the years ended December 31:

(Amounts in thousands) (1)	2020	2019
Loss reserves, beginning of period	$204,749	$262,171
Claims paid	(52,389)	(103,578)
Increase in reserves	364,503	46,156
Loss reserves, end of period	$516,863	$204,749
______________
(1)Direct primary case reserves exclude LAE, IBNR and reinsurance reserves.

The following tables set forth primary delinquencies, direct case reserves and RIF by aged missed payment status as of the dates indicated:

	June 30, 2021
(Dollar amounts in millions)	Delinquencies	Direct case reserves (1)	Risk in-force	Reserves as % of risk in-force
Payments in default:
3 payments or less	6,030	$32	$318	10%
4 - 11 payments	12,378	151	717	21%
12 payments or more	15,160	406	914	44%
Total	33,568	$589	$1,949	30%

	June 30, 2020
(Dollar amounts in millions)	Delinquencies	Direct case reserves (1)	Risk in-force	Reserves as % of risk in-force
Payments in default:
3 payments or less	43,158	$162	$2,689	6%
4 - 11 payments	7,448	112	388	29%
12 payments or more	2,981	105	148	71%
Total	53,587	$379	$3,225	12%

	December 31, 2020
(Dollar amounts in millions)	Delinquencies	Direct case reserves (1)	Risk in-force	Reserves as % of risk in-force
Payments in default:
3 payments or less	10,484	$43	$549	8%
4 - 11 payments	30,324	331	1,853	18%
12 payments or more	4,096	143	204	70%
Total	44,904	$517	$2,606	20%

	December 31, 2019
(Dollar amounts in millions)	Delinquencies	Direct case reserves (1)	Risk in-force	Reserves as % of risk in-force
Payments in default:
3 payments or less	8,618	$28	$386	7%
4 - 11 payments	4,876	78	225	35%
12 payments or more	2,898	99	146	68%
Total	16,392	$205	$757	27%
______________
(1)Direct primary case reserves exclude LAE, IBNR and reinsurance reserves.
The total increase in reserves as a percentage of RIF as of June 30, 2021 compared to December 31, 2020 was primarily driven by higher reserves in relation to a decrease in delinquent RIF. Delinquent RIF decreased mainly from lower total delinquencies as cures outpaced new delinquencies in the first six months of 2021, while reserves increased primarily from new delinquencies and reserve strengthening in the current year. As of June 30, 2021, we have experienced an increase in loans that are delinquent for 12 months or more due in large part to borrowers entering a forbearance plan over a year ago driven by

COVID-19. We estimated the loss reserve for COVID-19 related delinquencies by applying a claim rate estimate which considers the emergence of cures on forbearance and non-forbearance delinquencies and the ongoing economic impact due to the pandemic. The large volume of additional forbearance delinquencies moving to 12 or more payments in default combined with lower loss expectations on delinquencies subject to a forbearance plan drove the decrease in reserves as a percentage of RIF in the 12 or more payments in default category as of June 30, 2021. Forbearance plans may be extended up to 18 months, therefore, it is possible we could experience elevated delinquencies in this aged category for the remainder of 2021. Resolution of a delinquency in a forbearance plan, whether it ultimately results in a cure or a claim, is difficult to estimate and may not be known for several quarters, if not longer.
Beginning in the second quarter of 2020, total primary delinquencies started to increase considerably driven primarily by a significant increase in borrower forbearance as a result of COVID-19. The large volume of additional forbearance delinquencies combined with lower loss expectations on delinquencies subject to a forbearance plan drove the decrease in reserves as a percentage of RIF as of December 31, 2020.
Primary insurance delinquency rates differ from region to region in the United States at any one time depending upon economic conditions and cyclical growth patterns. Delinquency rates are shown by region based upon the location of the underlying property, rather than the location of the lender. The table below sets forth our primary delinquency rates for the ten largest states by our primary RIF as of June 30, 2021:

	Percent of RIF	Percent of direct primary case reserves	Delinquency rate
By State:
California	12%	12%	4.70%
Texas	8	8	4.20%
Florida (1)	7	9	4.52%
Illinois (1)	5	6	4.13%
New York (1)	5	12	5.10%
Michigan	4	2	2.11%
Arizona	4	2	3.13%
North Carolina	3	2	2.99%
Pennsylvania (1)	3	3	3.06%
Washington	3	3	4.51%
All other states (2)	46	41	3.22%
Total	100%	100%	3.60%
______________
(1)Jurisdiction predominantly uses a judicial foreclosure process, which generally increases the amount of time it takes for a foreclosure to be completed.
(2)Includes the District of Columbia.

The table below sets forth our primary delinquency rates for the ten largest states by our primary RIF as of December 31, 2020:

	Percent of RIF	Percent of total reserves	Delinquency rate
By State:
California	11%	11%	6.20%
Texas	8	8	5.82%
Florida (1)	7	10	6.92%
Illinois (1)	5	6	5.21%
New York (1)	5	11	6.92%
Michigan	4	2	2.93%
Washington	4	3	5.37%
Pennsylvania (1)	4	3	4.11%
North Carolina	4	2	3.84%
Arizona	3	2	4.54%
All other states (2)	45	42	4.32%
Total	100%	100%	4.86%
______________
(1)Jurisdiction predominantly uses a judicial foreclosure process, which generally increases the amount of time it takes for a foreclosure to be completed.
(2)Includes the District of Columbia.
The table below sets forth our primary delinquency rates for the ten largest states by our primary RIF as of June 30, 2020:

	Percent of RIF	Percent of total reserves	Delinquency rate
By State:
California	11%	10%	7.67%
Texas	7	7	7.31%
Florida (1)	7	11	9.06%
New York (1)	5	12	8.89%
Illinois (1)	5	6	6.13%
Washington	4	3	5.59%
Michigan	4	2	4.12%
Pennsylvania (1)	4	3	5.44%
North Carolina	4	3	4.99%
Ohio	3	2	4.11%
All other states (2)	46	41	5.30%
Total	100%	100%	5.98%
______________
(1)Jurisdiction predominantly uses a judicial foreclosure process, which generally increases the amount of time it takes for a foreclosure to be completed.
(2)Includes the District of Columbia.

The table below sets forth our primary delinquency rates for the ten largest Metropolitan Statistical Areas (“MSA”) or Metro Divisions (“MD”) by our primary RIF as of June 30, 2021:

	Percent of RIF	Percent of direct primary case reserves	Delinquency rate
By MSA or MD:
Chicago-Naperville, IL MD	3%	4%	5.09%
Phoenix, AZ MSA	3	2	3.15%
New York, NY MD	2	8	7.69%
Atlanta, GA MSA	3	3	4.84%
Washington DC-Arlington, DC MD	2	2	4.86%
Houston, TX MSA	2	3	5.54%
Riverside-San Bernardino, CA MSA	2	2	5.24%
Los Angeles-Long Beach, CA MD	2	3	5.89%
Dallas, TX MD	2	2	3.60%
Nassau County-Suffolk County, NY MD	2	4	8.10%
All Other MSAs/MDs	77	67	3.23%
Total	100%	100%	3.60%
The table below sets forth our primary delinquency rates for the ten largest MSAs or MDs by our primary RIF as of December 31, 2020:

	Percent of RIF	Percent of total reserves	Delinquency rate
By MSA or MD:
Chicago-Naperville, IL MD	3%	4%	6.36%
Phoenix, AZ MSA	3	2	4.63%
New York, NY MD	3	8	10.25%
Atlanta, GA MSA	2	3	6.68%
Washington-Arlington, DC MD	2	2	6.09%
Houston, TX MSA	2	3	7.59%
Riverside-San Bernardino, CA MSA	2	2	7.08%
Los Angeles-Long Beach, CA MD	2	2	7.57%
Dallas, TX MD	2	2	5.10%
Seattle-Bellevue, WA MD	2	2	6.33%
All other MSAs/MDs	77	70	4.43%
Total	100%	100%	4.86%

The table below sets forth our primary delinquency rates for the ten largest MSAs or MDs by our primary RIF as of June 30, 2020:

	Percent of RIF	Percent of total reserves	Delinquency rate
By MSA or MD:
Chicago-Naperville, IL MD	3%	4%	7.69%
New York, NY MD	3	8	12.92%
Phoenix, AZ MSA	3	2	5.49%
Atlanta, GA MSA	2	3	8.65%
Washington-Arlington, DC MD	2	2	8.18%
Houston, TX MSA	2	2	8.74%
Los Angeles-Long Beach, CA MD	2	2	9.28%
Seattle-Bellevue, WA MD	2	1	6.38%
Riverside-San Bernardino, CA MSA	2	2	8.55%
Nassau County-Suffolk County, NY Metro Division	2	5	13.33%
All other MSAs/MDs	77	69	5.37%
Total	100%	100%	5.98%
The frequency of delinquencies often does not correlate directly with the number of claims received because delinquencies may cure. The rate at which delinquencies cure is influenced by borrowers’ financial resources and circumstances and regional economic differences. Whether a delinquency leads to a claim correlates highly with the borrower’s equity at the time of delinquency, as it influences the borrower’s willingness to continue to make payments, the borrower’s or the insured’s ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage loan, and the borrower’s financial ability to continue making payments. When we receive notice of a delinquency, we use our proprietary model to determine whether a delinquent loan is a candidate for a modification. When our model identifies such a candidate, our loan workout specialists prioritize cases for loss mitigation based upon the likelihood that the loan will result in a claim. Loss mitigation actions include loan modification, extension of credit to bring a loan current, foreclosure forbearance, pre-foreclosure sale and deed-in-lieu. These loss mitigation efforts often are an effective way to reduce our claim exposure and ultimate payouts.

The following table sets forth the dispersion of primary RIF and loss reserves by policy year and delinquency rates as of June 30, 2021:

	Percent of RIF	Percent of direct primary case reserves	Delinquency rate	Cumulative delinquency rate (1)
Policy Year:
2004 and prior	—%	3%	15.47%	3.61%
2005 to 2008	4	25	11.87%	18.52%
2009 to 2013	1	2	5.89%	0.81%
2014	1	3	5.65%	1.22%
2015	3	5	4.99%	1.41%
2016	6	8	4.65%	1.71%
2017	5	11	5.84%	2.32%
2018	6	13	6.98%	2.77%
2019	13	19	5.01%	2.73%
2020	38	11	1.36%	1.18%
2021 (through June 30, 2021)	23	—	0.14%	0.14%
Total portfolio	100%	100%	3.60%	4.61%
______________
(1)Calculated as the sum of the number of policies where claims were ever paid to date and number of policies for loans currently in default divided by policies ever in-force.
The following table sets forth the dispersion of primary RIF and loss reserves by policy year and delinquency rates as of December 31, 2020:

	Percent of RIF	Percent of total reserves	Delinquency rate	Cumulative delinquency rate (1)
Policy Year:
2004 and prior	—%	3%	16.82%	3.62%
2005 to 2008	5	25	13.35%	18.79%
2009 to 2013	2	2	5.44%	0.91%
2014	2	3	6.06%	1.57%
2015	4	5	5.66%	1.97%
2016	7	9	5.46%	2.49%
2017	8	12	6.51%	3.34%
2018	8	14	7.70%	4.01%
2019	19	19	5.60%	3.93%
2020	45	8	1.09%	1.04%
Total portfolio	100%	100%	4.86%	4.86%
______________
(1)Calculated as the sum of the number of policies where claims were ever paid to date and number of policies for loans currently in default divided by policies ever in-force.

The following table sets forth the dispersion of primary RIF and loss reserves by policy year and delinquency rates as of June 30, 2020:

	Percent of RIF	Percent of total reserves	Delinquency rate	Cumulative delinquency rate (1)
Policy Year:
2004 and prior	—%	4%	17.06%	3.62%
2005 to 2008	6	30	13.34%	18.95%
2009 to 2013	2	2	5.03%	1.00%
2014	3	3	5.59%	1.81%
2015	6	5	5.51%	2.42%
2016	11	9	5.67%	3.26%
2017	12	12	6.55%	4.33%
2018	12	13	7.29%	4.96%
2019	25	19	5.77%	4.97%
2020	23	3	1.47%	1.46%
Total portfolio	100%	100%	5.98%	5.11%
______________
(1)Calculated as the sum of the number of policies where claims were ever paid to date and number of policies for loans currently in default divided by policies ever in-force.
Loss reserves in policy years 2005 through 2008 are outsized compared to their representation of RIF. The size of these policy years at origination combined with the significant decline in home prices led to significant losses in policy years prior to 2009. Although uncertainty remains with respect to the ultimate losses we will experience on these policy years, they have become a smaller percentage of our total mortgage insurance portfolio. The largest portion of loss reserves has shifted to newer book years as a result of the COVID-19 pandemic given their significant representation of RIF. As of June 30, 2021, our 2014 and newer policy years represented approximately 95% of our primary RIF and 70% of our total direct primary case reserves.
Investment Portfolio
Our investment portfolio is affected by factors described below, each of which in turn may be affected by COVID-19 as noted above in “—Trends and Conditions.” Management of our investment portfolio has been delegated by our board of directors to our Parent’s investment committee and chief investment officer. Our Parent’s investment team, with oversight from our board of directors and our senior management team, is responsible for the execution of our investment strategy. Our investment portfolio is an important component of our consolidated financial results and represents our primary source of claims paying resources. Our investment portfolio primarily consists of a diverse mix of highly rated fixed income securities and is designed to achieve the following objectives:
•Meet policyholder obligations through maintenance of sufficient liquidity;
•Preserve capital;
•Generate investment income;
•Maximize statutory capital; and
•Increase value to our Parent and its stockholders, among other objectives.
To achieve our portfolio objectives, our investment strategy focuses primarily on:
•Our business outlook, current and expected future investment conditions;

•Investments selection based on fundamental, research-driven strategies;
•Diversification across a mix of fixed income, low-volatility investments while actively pursuing strategies to enhance yield;
•Regular evaluation and optimization of our asset class mix;
•Continuous monitoring of investment quality, duration, and liquidity;
•Regulatory capital requirements; and
•Restriction of investments correlated to the residential mortgage market.
Fixed Maturity Securities Available-for-Sale
The following table presents the fair value of our fixed maturity securities available-for-sale as of the dates indicated:

	June 30, 2021		December 31, 2020		June 30, 2020
(Amounts in thousands)	Fair value	% of total	Fair value	% of total	Fair value	% of total
U.S. government, agencies and GSEs	$65,625	1.2%	$138,224	2.7%	$90,009	2.1%
State and political subdivisions	408,317	7.8	187,377	3.7	130,267	3.0
Non-U.S. government	22,950	0.4	31,031	0.6	30,765	0.7
U.S. corporate	2,891,598	55.0	2,888,625	57.3	2,803,254	63.9
Non-U.S. corporate	692,068	13.2	607,669	12.0	542,871	12.4
Other asset-backed	1,175,909	22.4	1,193,670	23.7	786,960	17.9
Total available-for-sale fixed maturity securities	$5,256,467	100.0%	$5,046,596	100.0%	$4,384,126	100.0%
Our investment portfolio did not include any direct residential real estate or whole mortgage loans as of June 30, 2021, December 31, 2020 and June 30, 2020. We have no derivative financial instruments in our investment portfolio.
As of June 30, 2021, December 31, 2020 and June 30, 2020, 97%, 98%, 98% of our investment portfolio was rated investment grade, respectively. The following table presents the security ratings of our fixed maturity securities as of the dates indicated:

	June 30, 2021	December 31, 2020	June 30, 2020
AAA	9.2%	11.3%	6.9%
AA	16.1	12.6	12.3
A	33.5	35.5	36.9
BBB	38.3	38.2	41.4
BB & below	2.9	2.4	2.5
Total	100.0%	100.0%	100.0%

The table below presents the effective duration and investment yield on our investments available-for-sale, excluding cash and cash equivalents:

	June 30, 2021	December 31, 2020	June 30, 2020
Duration (in years)	3.7	3.4	3.5
Pre-tax yield (% of average investment portfolio assets)	2.7%	2.8%	3.1%
We manage credit risk by analyzing issuers, transaction structures and any associated collateral. We also manage credit risk through country, industry, sector and issuer diversification and prudent asset allocation practices.
We primarily mitigate interest rate risk by employing a buy and hold investment philosophy that seeks to match fixed income maturities with expected liability cash flows in modestly adverse economic scenarios.
Liquidity and Capital Resources
Cash Flows
The following table summarizes our unaudited condensed consolidated cash flows for the six months ended June 30:

(Amounts in thousands)	2021	2020
Net cash provided by (used in):
Operating activities	263,107	345,141
Investing activities	(280,578)	(511,618)
Financing activities	—	—
Net decrease in cash and cash equivalents	(17,471)	(166,477)
Our most significant source of operating cash flows is from premiums received from our insurance policies, while our most significant uses of operating cash flows are generally for claims paid on our insured policies and our operating expenses. Net cash from operating activities decreased due to timing of tax payments made to our Parent and our initial $23.6 million interest payment on our 2025 Senior Notes issued in August 2020, partially offset by higher premiums received from a larger IIF balance and lower claims paid in the current year.
Investing activities are primarily related to purchases, sales, and maturities of our investment portfolio. Net cash used by investing activities decreased primarily as a result of lower net purchases of fixed maturity securities in the current year.
No dividends were paid during the six months ended June 30, 2021 or 2020. The amount and timing of future dividends will depend on the economic recovery from COVID-19, among other factors as described below.
The following table summarizes our consolidated cash flows for the years ended December 31:

(Amounts in thousands)	2020	2019
Net cash provided by (used in):
Operating activities	$704,350	$500,020
Investing activities	(1,136,912)	175,987
Financing activities	300,298	(250,000)
Net increase (decrease) in cash and cash equivalents	$(132,264)	$426,007

Our most significant source of operating cash flows is from premiums received from our insurance policies, while our most significant uses of operating cash flows are generally for claims paid on our insured policies and our operating expenses. Net cash from operating activities increased principally from higher premiums received from a larger IIF balance and lower claims paid in the current year.
Investing activities are primarily related to purchases, sales, and maturities of our investment portfolio. We had cash outflows from investing activities in 2020 primarily as a result of purchases of fixed maturity securities using the net proceeds from the December 2019 sale of our investment in Genworth Canada and our operating cash flows, partially offset by higher maturities and sales of our fixed maturity securities. We had cash inflows from investing activities in 2019 primarily from the sale of our investment in Genworth Canada, partially offset by net purchases of fixed maturity securities.
Financing activities in 2020 reflect $738 million net proceeds from the issuance of our 2025 Senior Notes, discussed below, partially offset by a $437 million dividend paid to our Parent from the net proceeds of the offering. We paid dividends of $250 million in 2019. No dividends were paid during the six months ended June 30, 2021 or 2020. The amount and timing of future dividends will depend on the economic recovery from COVID-19, among other factors as described below.
Capital Resources and Financing Activities
We issued our 2025 Senior Notes in 2020 with interest payable semi-annually in arrears on February 15 and August 15 of each year. During the first six months of 2021 we made our first interest payment of $23.6 million. The 2025 Senior Notes mature on August 15, 2025. We may redeem the 2025 Senior Notes, in whole or in part, at any time prior to February 15, 2025 at our option, by paying a make-whole premium, plus accrued and unpaid interest, if any. At any time on or after February 15, 2025, we may redeem the 2025 Senior Notes, in whole or in part, at our option, at 100% of the principal amount, plus accrued and unpaid interest. The 2025 Senior Notes contain customary events of default, which subject to certain notice and cure conditions, can result in the acceleration of the principal and accrued interest on the outstanding 2025 Senior Notes if we breach the terms of the indenture.
Pursuant to the GSE Restrictions, we are required to retain $300 million of our holding company cash that can be drawn down exclusively for our debt service or to contribute to GMICO to meet its regulatory capital needs including PMIERs. See “—Trends and Conditions” for additional information regarding the GSE Restrictions.
Restrictions on the Payment of Dividends
The ability of our regulated insurance operating subsidiaries to pay dividends and distributions to us is restricted by certain provisions of North Carolina insurance laws. Our insurance subsidiaries may pay dividends only from unassigned surplus; payments made from sources other than unassigned surplus, such as paid-in and contributed surplus, are categorized as distributions. Notice of all dividends must be submitted to the Commissioner of the NCDOI (the “Commissioner”) within 5 business days after declaration of the dividend or distribution, and at least 30 days before payment thereof. No dividend may be paid until 30 days after the Commissioner has received notice of the declaration thereof and (i) has not within that period disapproved the payment or (ii) has approved the payment within the 30-day period. Any distribution, regardless of amount, requires that same 30-day notice to the Commissioner, but also requires the Commissioner’s affirmative approval before being paid. Based on our estimated statutory results and in accordance with applicable dividend restrictions, GMICO has the capacity to pay dividends from unassigned surplus of $208 million as of June 30, 2021, with 30 day advance notice to the Commissioner of the intent to pay. In addition to dividends and distributions, alternative mechanisms, such as share repurchases, subject to any requisite regulatory approvals, may be utilized from time to time to upstream surplus.
On June 30, 2021, the GSEs issued a revised and restated version of the PMIERs Amendment that imposed temporary capital preservation provisions through December 31, 2021 that require an approved insurer to meet certain PMIERs minimum required asset buffers (150% in the third quarter of 2021 and

115% in the fourth quarter of 2021) or otherwise obtain prior written GSE approval before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing agreements, even if such insurer had a surplus of available assets. In addition, prior to the satisfaction of the GSE Conditions, the GSE Restrictions require GMICO to maintain 115% of PMIERs Minimum Required Assets through 2021, 120% during 2022 and 125% thereafter (unless our Parent directly or indirectly owns 70% or less of our common stock by December 31, 2021, in which case, the GSE Restrictions require GMICO to maintain 115% of PMIERs Minimum Required Assets through 2022, 120% during 2023 and 125% thereafter). Currently, our Parent expects to indirectly own at least 80% of EHI common stock following the consummation of this offering. We may also become subject to additional requirements or conditions imposed by the GSEs, which directly or indirectly could impair the ability of GMICO to pay dividends to us.
In addition, we review multiple other considerations in parallel to determine a prospective dividend strategy for our regulated insurance operating subsidiaries. Given the regulatory focus on the reasonableness of an insurer’s surplus in relation to its outstanding liabilities and the adequacy of its surplus relative to its financial needs for any dividend, our insurance subsidiaries consider the minimum amount of policyholder surplus after giving effect to any contemplated future dividends. Regulatory minimum policyholder surplus is not codified in North Carolina law and limitations may vary based on prevailing business conditions including, but not limited to, the prevailing and future macroeconomic conditions. We estimate regulators would require a minimum policyholder surplus of approximately $300 million to meet their threshold standard. Given (i) we are subject to statutory accounting requirements that establish a contingency reserve of at least 50% of net earned premiums annually for ten years, after which time it is released into policyholder surplus and (ii) that no material 10-year contingency reserve releases are scheduled before 2024, we expect modest growth in policyholder surplus through 2024. As a result, minimum policyholder surplus could be a limitation on the future dividends of our regulated operating subsidiaries.
As mentioned above, another consideration in the development of the dividend strategies for our regulated insurance operating subsidiaries is our expected level of compliance with PMIERs. Under PMIERs, GMICO is subject to operational and financial requirements that approved insurers must meet in order to remain eligible to insure loans purchased by the GSEs. Refer to “—Trends and Conditions” for recent updates related to these requirements.
Our regulated insurance operating subsidiaries are also subject to statutory RTC requirements that affect the dividend strategies of our regulated operating subsidiaries. GMICO’s domiciliary regulator, the NCDOI, requires the maintenance of a statutory RTC ratio not to exceed 25:1. GMICO had an RTC ratio of 12.0:1 as of June 30, 2021 and 11.9:1 as of March 31, 2021, well within the regulatory standard. Given other dividend constraints are currently more capital intensive than statutory RTC standards, RTC is not expected to have a significant impact on future dividend strategies for our regulated operating subsidiaries. See “—Risk-to-Capital Ratio” for additional RTC trend analysis.
We consider potential future dividends compared to the prior year statutory net income in the evaluation of dividend strategies for our regulated operating subsidiaries. We also consider the dividend payout ratio, or the ratio of potential future dividends compared to the estimated U.S. GAAP net income, in the evaluation of our dividend strategies. In either case, we do not have prescribed target or maximum thresholds, but we do evaluate the reasonableness of a potential dividend relative to the actual or estimated income generated in the proceeding or preceding calendar year after giving consideration to prevailing business conditions including, but not limited to the prevailing and future macroeconomic conditions. In addition, the dividend strategies of our regulated operating subsidiaries are made in consultation with our Parent.
Risk-to-Capital Ratio
We compute our RTC ratio on a separate company statutory basis, as well as for our combined insurance operations. The RTC ratio is net RIF divided by policyholders’ surplus plus statutory contingency reserve. Our net RIF represents RIF, net of reinsurance ceded, and excludes risk on policies that are currently delinquent and for which loss reserves have been established. Statutory capital consists primarily of statutory policyholders’ surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet.
Certain states have insurance laws or regulations that require a mortgage insurer to maintain a minimum amount of statutory capital (including the statutory contingency reserve) relative to its level of RIF in order for the mortgage insurer to continue to write new business. While formulations of minimum capital vary in certain states, the most common measure applied allows for a maximum permitted RTC ratio of 25:1.
As of June 30, 2021, GMICO’s RTC ratio was approximately 12.0:1, compared to 12.3:1 and 12.2:1 as of December 31, 2020 and June 30, 2020, respectively. This RTC ratio remains below the NCDOI’s maximum RTC ratio of 25:1.
The following table presents the calculation of our RTC ratio for our combined insurance subsidiaries as of the dates indicated:

(Dollar amounts in millions)	June 30, 2021	December 31, 2020	June 30, 2020
Statutory policyholders’ surplus	$1,567	$1,555	$1,539
Contingency reserves	2,783	2,518	2,277
Combined statutory capital	$4,350	$4,073	$3,816
Adjusted RIF (1)	$51,436	$49,104	$45,783
Combined risk-to-capital ratio	11.8	12.1	12.0
______________
(1)Adjusted RIF for purposes of calculating combined statutory RTC differs from RIF presented elsewhere herein. In accordance with NCDOI requirements, adjusted RIF excludes delinquent policies.
The following table presents the calculation of our RTC ratio for our principal insurance company, GMICO, as of the dates indicated:

(Dollar amounts in millions)	June 30, 2021	December 31, 2020	June 30, 2020
Statutory policyholders’ surplus	$1,487	$1,475	$1,461
Contingency reserves	2,782	2,518	2,276
Combined statutory capital	$4,269	$3,993	$3,737
Adjusted RIF (1)	$51,312	$49,021	$45,737
GMICO risk-to-capital ratio	12.0	12.3	12.2
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(1)Adjusted RIF for purposes of calculating GMICO statutory RTC differs from RIF presented elsewhere herein. In accordance with NCDOI requirements, adjusted RIF excludes delinquent policies.
Liquidity
As of June 30, 2021, we maintained liquidity in the form of cash and cash equivalents of $435 million compared to $453 million as of December 31, 2020, and we also held significant levels of investment-grade fixed maturity securities that can be monetized should our cash and cash equivalents be insufficient to meet our obligations. On August 21, 2020, we issued the 2025 Senior Notes. The GSE Restrictions require us to retain $300 million of the net proceeds in our holding company cash that can be drawn down exclusively for our debt service or to contribute to GMICO to meet its regulatory capital needs including PMIERs, until the GSE Conditions are satisfied. See “—Trends and Conditions” for additional details. We distributed $437 million of the net proceeds to Genworth Holdings at the closing of the offering of our 2025 Senior Notes. The 2025 Senior Notes were issued to persons reasonably believed to be qualified institutional buyers in a private offering exempt from registration pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside of the United States in compliance with Regulation S under the Securities Act.
The principal sources of liquidity in our business currently include insurance premiums, net investment income and cash flows from investment sales and maturities. We believe that the operating cash flows generated by our mortgage insurance subsidiary will provide the funds necessary to satisfy our claim payments, operating expenses and taxes. However, our subsidiaries are subject to regulatory and other capital restrictions with respect to the payment of dividends. The $300 million of the net proceeds of the 2025 Senior Notes offering retained by EHI comprises substantially all of the cash and cash equivalents held directly by EHI and initially available to pay interest on the 2025 Senior Notes. To the extent the $300 million of net proceeds retained from the offering is used to provide capital support to GMICO, the GSEs and the NCDOI may seek to prevent GMICO from returning that capital to EHI in the form of a dividend, distribution or an intercompany loan. In addition, with certain exceptions, the settlement agreement between our Parent and AXA S.A. (“AXA”) requires proceeds from any future debt and equity issuance by us and/or our subsidiaries to be used to prepay the secured promissory note issued by our Parent to AXA (as amended, the “Promissory Note”). Therefore, we are limited in our ability to finance our capital needs from debt and equity offerings until the Promissory Note is fully repaid. See Note 1 in our consolidated financial statements for additional information. We currently have no material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than the 2025 Senior Notes.
Financial Strength Ratings
Ratings with respect to the financial strength of operating subsidiaries are an important factor in establishing the competitive position of insurance companies. Ratings are important to maintaining public confidence in us and our ability to market our products. Rating organizations review the financial performance and condition of most insurers and provide opinions regarding financial strength, operating performance and ability to meet obligations to policyholders.
The financial strength ratings of our operating companies are not designed to be, and do not serve as, measures of protection or valuation offered to investors. These financial strength ratings should not be relied on with respect to making an investment in the common stock offered hereby. We cannot predict with any certainty the impact to us from any future disruptions in the credit markets or downgrades by one or more of the rating agencies of the financial strength ratings of our insurance company subsidiaries and/or the credit ratings of our holding company as a result of the impact of the COVID-19 pandemic or otherwise. We also cannot predict the impact on our ratings or future ratings of actions taken with respect to our Parent.
The following ratings have been independently assigned by third-party rating organizations and represent our current ratings, which are subject to change. GMICO’s financial strength is rated “Baa3” by Moody’s, “BBB-” by Fitch, and “BB+” by Standard & Poor’s. On May 25, 2021, Moody’s affirmed GMICO’s rating with positive outlook. On April 20, 2021, Fitch placed GMICO’s ratings on Rating Watch Positive. On May 4, 2021, Standard & Poor’s affirmed GMICO’s rating and upgraded its outlook to CreditWatch Positive. Additionally, EHI’s issuer default rating is “BB” by Fitch and “Ba3” by Moody’s.
Other private mortgage insurers have stronger financial strength ratings than we do. We do not believe our ratings have had a material adverse effect on our overall relationships with existing customers. However, if financial strength ratings become a more prominent consideration for lenders, we may be competitively disadvantaged by customers choosing to do business with private mortgage insurers that have higher financial strength ratings. In addition, the current PMIERs do not include a specific ratings requirement with respect to eligibility, but if this were to change in the future, we may become subject to a ratings requirement in order to retain our eligibility status under the PMIERs. The PMIERs sufficiency ratios of our operating companies are not designed to be, and do not serve as, measures of protection or valuation offered to investors. The financial strength ratings of our operating subsidiaries may also be impacted by the strength of our Parent. See “Risk Factors—Risks Relating to Our Business—Adverse rating agency actions have resulted in a loss of business and adversely affected our business, results of operations and financial condition, and future adverse rating agency actions could have a further and more significant adverse impact on us.” The financial strength ratings of our operating subsidiaries are not a recommendation to buy or hold any of our securities and they may be revised or revoked at any time at the sole discretion of the rating organization.
Contractual Obligations and Commitments
We enter into agreements and other relationships with third parties in the ordinary course of our operations. However, we do not believe that our cash flow requirements can be assessed based upon this analysis of these obligations, as the funding of these future cash obligations will be from future cash flows from premiums and investment income that are not reflected in the following table. Future cash outflows, whether they are contractual obligations or not, also will vary based upon our future needs. Although some outflows are fixed, others depend on future events. An example of obligations that are fixed include future lease payments. An example of obligations that will vary include insurance liabilities that depend on losses incurred.
The following table presents our payments due under contractual obligations by period as of December 31, 2020:

	Payments due by period
(Amounts in thousands)	Total	Less than 1 year	1—3 years	3—5 years	More than 5 years (3)
Borrowings and Interest (1)	$992,938	$47,938	$97,500	$847,500	$—
Operating lease obligations (2)	25,983	3,518	7,233	7,447	7,785
Estimated loss reserves (3)	516,863	79,080	282,207	108,024	47,552
Total	1,535,784	130,536	386,940	962,971	55,337
______________
(1)Includes payments of principal and interest on our long-term borrowings.
(2)Includes the undiscounted lease payments required under our operating leases. The related operating lease liability is recorded in our consolidated balance sheet net of imputed interest of $5.5 million. See Note 2 to our consolidated financial statements for additional information related to operating leases.
(3)Our estimate of loss reserves reflects the application of accounting policies described in Note 2 in our consolidated financial statements. The payments due by period are based on management’s estimates and assume that all of the loss reserves included in the table will result in payments. Due to the significance of assumptions used in management’s estimates, the amounts presented could materially differ from actual results. See Note 5 in our consolidated financial statements for additional information on our loss reserves.
New Accounting Standards
Refer to Note 2 in our unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and 2020, and in our audited consolidated financial statements for the years ended December 31, 2020 and 2019, for a discussion of recently adopted and not yet adopted accounting standards.
Quantitative and Qualitative Disclosures About Market Risk
We own and manage a large investment portfolio of various holdings, types and maturities. Investment income is one of our material sources of revenues and the investment portfolio represents the primary source of cash flows supporting operations and claim payments. The assets within the investment portfolio are exposed to the same factors that affect overall financial market performance. While our investment portfolio is exposed to factors affecting markets worldwide, it is most sensitive to fluctuations in the drivers of United States markets.

We manage market risk via our defined investment policy guidelines implemented by our Parent’s investment team with oversight from our board of directors and our senior management. Important drivers of our market risk exposure monitored and managed by us include but are not limited to:
•Changes to the level of interest rates. Increasing interest rates may reduce the value of certain fixed-rate bonds held in the investment portfolio. Higher rates may cause variable-rate assets to generate additional income. Decreasing rates will have the reverse impact. Significant changes in interest rates can also affect persistency and claim rates that may require that the investment portfolio be restructured to better align it with future liabilities and claim payments. Such restructuring may cause investments to be liquidated when market conditions are adverse.
•Changes to the term structure of interest rates. Rising or falling rates typically change by different amounts along the yield curve. These changes may have unforeseen impacts on the value of certain assets.
•Market volatility/changes in the real or perceived credit quality of investments. Deterioration in the quality of investments, identified through changes to our own or third-party (e.g., rating agency) assessments, will reduce the value and potentially the liquidity of investments.
•Concentration Risk. If the investment portfolio is highly concentrated in one asset, or in multiple assets whose values are highly correlated, the value of the total portfolio may be greatly affected by the change in value of just one asset or a group of highly correlated assets.
•Prepayment Risk. Bonds may have call provisions that permit debtors to repay prior to maturity when it is to their advantage. This typically occurs when rates fall below the interest rate of the debt.
Market risk is measured for all investment assets at the individual security level. Market risks that are not fully captured by the quantitative analysis are highlighted. In addition, material market risk changes that occur from the last reporting period to the current are discussed. Changes to how risks are managed will also be identified and described.
At June 30, 2021, the effective duration of our investments available-for-sale was 3.6 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.6% in fair value of our investments available-for-sale. Excluding cash and cash equivalents, the effective duration on our investments available-for-sale was 3.7 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.7% in fair value of our investments available-for-sale.

BUSINESS
Overview
We are a leading private mortgage insurance company serving the United States housing finance market since 1981 with a mission to help people buy a house and keep it their home. We operate in all 50 states and the District of Columbia and have a leading platform based on long-tenured customer relationships with mortgage lenders, underwriting excellence and prudent risk and capital management practices. We believe our operating and technological capabilities ensure a superior customer experience and drive new business volume at attractive risk-adjusted returns. For the full years ended December 31, 2020, 2019, 2018, 2017 and 2016 we generated NIW of $99.9 billion, $62.4 billion, $40.0 billion, $38.9 billion and $42.7 billion, respectively. Our market share for the same periods was approximately 16.6%, 16.3%, 13.7%, 14.5% and 15.9%, respectively, having grown from 12.0% in 2012. For the six months ended June 30, 2021 and 2020 we generated NIW of $51.6 billion and $46.3 billion, respectively, with market share for the same periods of approximately 17% and 19%. Net income was $370 million and $678 million in 2020 and 2019, respectively. Adjusted operating income was $373 million and $562 million for 2020 and 2019, respectively and $260 million and $141 million for the six months ended June 30, 2021 and 2020, respectively. Our 2020 and 2021 results of operations were impacted by increased loss reserves related to COVID-19.
As a private mortgage insurer, we play a critical role in the United States housing finance system. We provide credit protection to mortgage lenders and investors, covering a portion of the unpaid principal balance of Low-Down Payment Loans. Our credit protection frequently provides families access to homeownership sooner than would otherwise be possible. We facilitate the sale of mortgages to the secondary market, including to the GSEs and private investors, and protect the balance sheets of mortgage lenders that retain mortgages in their portfolios. Credit protection and liquidity through secondary market sales allow mortgage lenders to increase their lending capacity, manage risk and expand financing access to prospective homeowners, many of whom are FTHBs.
We have a large and diverse customer base. As a result of our long-standing presence in the industry, we have built and maintained enduring relationships across the mortgage origination market, including with national banks, non-bank mortgage lenders, local mortgage bankers, community banks and credit unions. In both 2019 and 2020, we provided new insurance coverage to approximately 1,800 customers, including 19 of the top 20 mortgage lenders as measured by total 2019 and 2020 mortgage originations (according to Inside Mortgage Finance).
We have a rigorous approach to writing new insurance risk based on decades of loan-level data and experience in the mortgage insurance industry. We believe we have a strong balance sheet that is well capitalized to manage through macroeconomic uncertainty and maintain compliance with PMIERs and state regulatory standards compliance. We have enhanced our balance sheet in recent years as we transformed our business model from a “buy and hold” strategy to an “acquire, manage and distribute” approach through our CRT program. We utilize our CRT program to mitigate future loss volatility and drive efficient capital management. Our CRT program is a material component of our strategy and we believe it helps to protect future business performance and stockholder capital under stress scenarios by transferring risk from our balance sheet to highly-rated counterparties or to investors through collateralized transactions. As of June 30, 2021, we had a published PMIERs sufficiency ratio of 165%, representing $1,941 million of available assets above the published PMIERs requirement and approximately 90% of our insured portfolio was covered by our CRT program. Our PMIERs sufficiency ratio, which is based on the published requirements applicable to private mortgage insurers, was above the requirement imposed by the GSE Restrictions that require us to maintain a PMIERs sufficiency ratio of 115% in 2021.

Market Opportunities
The demand for mortgage insurance is strong and has remained resilient even in the face of the COVID-19 pandemic providing us with significant continued opportunities to write attractive, profitable new business. Record low interest rates and strong underlying demographics have provided tailwinds to the overall housing market, resulting in record levels of NIW. Certain positive trends, such as a growing FTHB population and accommodative monetary policy were observed even prior to the COVID-19 pandemic, and we expect them to persist. Throughout 2020 and continuing in early 2021, the immediate and sizeable application of government stimulus and forbearance availability along with other government programs have provided key support to the housing market throughout the COVID-19 pandemic. For the full year 2020, industry NIW was $600 billion, up 56% compared with the full year 2019. NIW has continued to be strong through the end of the second quarter of 2021 with an industry NIW up 58% in the first quarter of 2021 compared to the first quarter of 2020 and the second quarter of 2021 up 7% compared to the second quarter of 2020.
In addition to the benefits from the strong demand for mortgage insurance, over the last decade, regulatory reforms and new industry practices have significantly improved the mortgage insurance industry’s risk profile. Further, insured loans have experienced rising home prices since the third quarter of 2011, thus increasing borrower equity and improving the risk profile since origination. The quality of new mortgages originated in the United States and insured by the mortgage insurance industry over the last decade is of significantly higher credit quality than in the prior decade, and we believe the industry’s use of CRT alternatives will reduce loss volatility when stress defaults emerge. Additionally, the industry has shifted towards granular risk-based pricing models and new business has been priced at attractive risk-adjusted rates. Though we cannot guarantee that these trends will continue, we believe that we are well-positioned to benefit from current trends and will be able to write a significant volume of highly attractive new business.
•Resilient housing market. We believe that recent data supports continued optimism in the resilience of the United States housing market that has resulted in recent record levels of industry NIW:
◦Affordability and interest rates: Housing affordability promotes new mortgage originations and growing homeownership rates, particularly among FTHBs, which is a positive for our new business volumes. Rates for 30-year mortgages fell by 1.8 percentage points from the end of 2018 to the second quarter of 2021. Interest rates decreased over the course of 2020, as average rates on 30-year mortgages fell to 2.76% in the fourth quarter of 2020 from 3.52% in the first quarter of 2020. Interest rates have increased by 24 basis points between the fourth quarter of 2020 and the second quarter of 2021, but remain at historically low levels. The National Association of Realtors Housing Affordability Index, which measures the ability of the median income homebuyer to make mortgage payments on the median-priced United States home, decreased to 157 in May from 170 in December. While housing affordability has decreased since December 2020 due to rising interest rates and home prices, it remains similar to the three-year average level of 156 before the COVID-19 pandemic and above the 108 low point in 2006. Housing affordability remains favorable historically, which has averaged 151 since 2001.
◦Housing prices: Housing prices in the United States have remained resilient through the COVID-19 pandemic, which has helped maintain strong consumer confidence in the housing market. Housing prices nationally increased 15.7% year-over-year in April 2021 according to the FHFA House Price Index for home purchase loans, illustrating the continued strength and resiliency of the housing market. Among other drivers, housing prices have been supported by an ongoing low supply of homes for sale in many parts of the country.
◦Demographics: Over 23.5 million Americans are expected to reach the median FTHB age between 2021 and 2025, which is 33 years old according to the National Association of

Realtors 2020 Buyer and Seller Survey. That is 1.5 million more than the number in the previous five years. The rate at which FTHBs are entering the housing market is expected to drive an increased demand for homeownership relative to historical periods, as the number of projected new entrants to the FTHB population in 2021 is approximately 13% higher than the comparable figure in 2011 according to the United States Census Bureau. During 2020, FTHBs purchased 2.4 million homes, 14% more than in 2019. The first six months of 2021 saw approximately 1.2 million homes purchased by FTHBs, up 20% and 26% compared to the same period in 2020 and 2019, respectively. During the second quarter of 2021, the percentage of home sales to FTHBs was 40%, a decrease of 2.8 percentage points from the first quarter, but higher than all the second quarters between 1995 and 2019. We expect these demographic forces to remain strong as the COVID-19 pandemic is an additional driver for demand in homeownership in an environment that has become more accepting of work-from-home arrangements.
◦New mortgage originations: Despite macroeconomic uncertainties related to the COVID-19 pandemic, purchase applications were 11% higher for 2020 compared to 2019 and experienced year-over-year gains every week starting from June, according to the MBA. Purchase applications were 24% higher for the fourth quarter of 2020 compared to the same quarter in 2019 and remained higher year over year in the first five months of 2021, although purchase applications declined 18.2% in June, 2021.
Given the current economic environment, the MBA projects that purchase originations will continue to grow from $1.4 trillion in 2020 to approximately $1.7 trillion for 2022, while Fannie Mae expects $2.0 trillion in purchase originations in 2022.
◦Forbearance: As a result of the CARES Act and other government and GSE policies enacted in response to the COVID-19 pandemic, borrowers broadly have had access to forbearance and foreclosure moratoria programs that allow borrowers to remain in their homes and delay principal and interest payments for up to 18 months. We believe that these programs have contributed to the positive trends in the housing market as they allow many borrowers to navigate the current crisis, remain in their homes, subsequently become current on their mortgages as the economy improves and ultimately resume making regular mortgage payments. Given that mortgage insurance claims are not paid until after foreclosure proceedings conclude, resumption of payments by borrowers would reduce our actual loss exposure. In the wake of the COVID-19 pandemic, forbearance rates peaked at 7.1% as of May 26, 2020 and have since steadily declined according to data provided by Black Knight. As of July 13, 2021, 2.1% of all GSE mortgages were in forbearance according to Black Knight.
•Sustained strong credit quality within the United States housing system. The high-quality nature of underlying mortgages in recent years is the result of improved risk analytics, stronger loan manufacturing quality controls, RBC rules and the regulatory implementation of the QM provisions. Additionally, changes within the private mortgage insurance industry such as PMIERs operational requirements and the adoption of more granular risk-based pricing models have enabled the private mortgage insurance industry to underwrite the risks they accept in their insurance portfolio based on more granular data. Over the past decade, the average FICO score on all mortgage loans originated in the United States and sold to the GSEs was 752, compared to 718 for the period from 2005 through 2008, based on data from the GSEs. As a result, we believe the industry is insuring loans from borrowers who should be better positioned to meet their mortgage obligations, which should translate into fewer claims for the mortgage insurance industry. Additionally, the credit quality of new business written since the onset of COVID-19 has remained strong. Throughout 2020 and the first two quarters of 2021, the industry’s NIW mix of above-740 FICO borrowers held steady between 62% and 65% and the mix of below-680 FICO borrowers between 4% and 6%.

•The increasing availability and attractiveness of risk transfer alternatives has improved the industry’s risk profile. Since 2015, private mortgage insurers have used CRT alternatives to reinsure or otherwise transfer risk to third parties. The industry uses both traditional reinsurance as well as MILNs. According to U.S. Mortgage Insurers, as of October 2020 private mortgage insurers have transferred approximately $29 billion of risk to traditional reinsurers through QS and XOL transactions and transferred almost $12.3 billion of risk to the capital markets through MILN transactions since 2015.
Private mortgage insurers have generally utilized CRT as both a capital management tool and a programmatic approach to mitigate future loss volatility and they have transformed from a “buy and hold” strategy to an “acquire, manage and distribute” approach. We believe that the adoption of these practices in the industry will reduce the capital and loss volatility that historically impacted the sector during economic downturns, at an attractive cost, generating higher returns through the cycle for the industry.
•Strong private mortgage insurance penetration in the insured purchase mortgage market. Private mortgage insurance has increased penetration as a result of the introduction of new GSE products designed to serve Low-Down Payment Loan borrowers and more competitive pricing by private mortgage insurers relative to the FHA. In 2020, the FHA insured 26% of all new Low-Down Payment Loan originations with private mortgage insurance insuring 52%. Also, in 2018 and 2019, private mortgage insurance helped to finance more FTHBs than the FHA. We believe there may be additional opportunities for private mortgage insurers to increase market share by providing risk and capital relief for lender portfolios and loans supporting private MBS.
Our Strengths
We believe that the following competitive strengths have supported our success to-date and provide a strong foundation for our future financial performance:
•Well-established, diversified customer relationships driven by our differentiated value proposition. We have long-standing and enduring relationships with approximately 1,800 active customers across the mortgage origination market, including with national banks, non-bank mortgage lenders, local mortgage bankers, community banks and credit unions. Approximately 92% of our NIW in 2020 was from customers who have submitted loans to us every year since 2016.
•We offer competitive pricing combined with targeted services that distinguish us from our competitors. We reach our customers through our dynamic sales model, which combines high-touch, in-person customer visits with more scalable tele-sales and digital marketing methods. Our approach allows us to offer our products, tools, and solutions effectively and efficiently, providing a superior customer experience, including:
◦Best-in-class underwriting platform: We believe our investments in technology, service and training have distinguished our underwriting services. We were the first mortgage insurer to broadly introduce service level commitments to meet customer needs for expedited underwriting services, and we continue to innovate through differentiated offerings that drive both an excellent customer experience and improved efficiency for us. Our scalable underwriting platform has a proven ability to handle spikes in volume while continuing to achieve customer service level expectations. In a blind survey of mortgage lenders conducted by KS&R, we were rated as “best-in-class” for mortgage insurance underwriting in 2016, 2017 and 2018, the last three years in which the survey was conducted.
◦Customer ease-of-use: Our online tools integrate with all leading mortgage technology platforms, allowing our customers to select our products directly within their own system architecture, creating a more efficient way to choose and use our products. In addition, we maintain an award-winning ordering and rate quote website.
◦Customer growth support: We support our customers’ growth objectives with a wide variety of training programs. We also provide unique offerings, including strategy and process consulting services and differentiated borrower-centric products.
•Large portfolio of IIF. As of June 30, 2021, we had $217 billion primary IIF as compared to $197 billion as of June 30, 2020. Since January 1, 2019, we have generated $214 billion of NIW with an average market share of approximately 16.6% and have grown our primary IIF 38% over the same time period. The growth in our primary IIF has resulted in premiums earned growing from $469 million for the six months ended June 30, 2020 to $495 million for the six months ended June 30, 2021. We believe our portfolio has significant embedded value potential and creates a strong foundation for future premiums.
•Risk analytics and underwriting drive strong underlying credit quality of insurance portfolio. We believe we have a very strong approach to onboarding risk backed by decades of loan-level performance data and experience in the mortgage insurance industry. We ensure that the underlying credit quality of our insured mortgage portfolio meets our risk and profitability framework. In order to underwrite new policies, we utilize a proprietary risk analytics model, One Analytical Framework, to target loans within our risk appetite with an appropriate price. This framework leverages our unique data set, which contains decades of mortgage performance across various market conditions to develop quantitative assessments of the probability of default, severity of loss and expected volatility on each insured loan. Additionally, all loans pass through our eligibility rules engine to screen out those loans that fall outside of our guidelines.
We perform rigorous analytics to evaluate the risk characteristics of our portfolio. We analyze the cumulative layered risks, which includes factors like LTV, FICO, DTI Ratio and occupancy type, in each loan. Our models can assess the effect of such layered risks and the weight of each risk factor to determine the volatility of losses. The information is used to drive our risk appetite and pricing at a loan level. For example, we actively manage the number of High-Risk Loans that have additional high Risk Layers. Among our High-Risk Loans as of June 30, 2021, none of our RIF had three or more Risk Layers, 0.2% of our RIF had two Risk Layers, 0.9% of our RIF had one Risk Layer and 0.7% of our RIF had no Risk Layers. For our NIW for the quarter ended June 30, 2021, none of our High-Risk Loans had two or more Risk Layers, and approximately 0.1% of our High-Risk Loans had one Risk Layer and 0.2% of our High-Risk Loans had no Risk Layers.
The equity position of many borrowers in our portfolio provides additional strength and may support fewer borrowers defaulting and resulting in a mortgage insurance claim. As of June 30, 2021 and December 31, 2020, respectively, approximately 94% and 86% of our delinquent PIFs and 82% and 75% of all PIFs have a mark to market LTV of less than or equal to 90% (10% or more equity). For the same periods, approximately 60% and 52% of our delinquent PIFs and 39% and 38% of all PIFs have a mark to market LTV of less than or equal to 80% (20% or more equity). With so many borrowers having significant equity in their home, we believe this provides an additional risk mitigant as borrowers will work to maintain their equity and avoid foreclosure.
•Comprehensive risk management and CRT philosophy. Beyond our approach for underwriting and onboarding a portfolio that aligns with our risk appetite, we also conduct quarterly stress testing on the portfolio to determine the impact of various stress events on our performance. The result of those tests and our desire to reduce loss volatility and protect our capitalization inform our CRT strategy.
◦Our CRT strategy is designed to reduce the loss volatility of our portfolio during stress scenarios by transferring risk from our balance sheet to highly-rated counterparties or to investors through collateralized transactions. Additionally, in normal market conditions, we believe our CRT program enhances our return profile. We customize our CRT transactions based on a variety of factors including, but not limited to, capacity, cost, flexibility, sustainability and diversification.
◦Since 2015, we have executed CRT transactions on $3.5 billion of RIF across both traditional reinsurance arrangements and MILN transactions through June 30, 2021. We believe that our ability to access both markets allows us to optimize cost of capital, provides counterparty diversification and minimizes warehousing risk through the use of forward commitments with traditional reinsurance partners.
◦As of June 30, 2021, 90% of our RIF is covered under our current CRT program, and we estimate our book year reinsurance transactions generally begin transferring losses at an approximate 30% to 35% lifetime book year loss ratio and extend up to an approximate 60% to 70% lifetime book year loss ratio at current pricing assumptions and depending on our co-participation level within the reinsurance tier. As of June 30, 2021, we maintain $1.6 billion of reinsurance protection outstanding on our 2014 to 2021 book years, providing $1.4 billion of PMIERs capital support. See “Business—Credit Risk Transfer.” We plan to continue to utilize CRT transactions to effectively manage our through-the-cycle risk and return profile.
•Strong capitalization driven by prudently managed balance sheet. We are a strongly capitalized counterparty. As of June 30, 2021, we had total U.S. GAAP stockholder equity of $4.1 billion and a PMIERs sufficiency ratio of 165%, representing $1,941 million of available assets above the published PMIERs requirements. The PMIERs sufficiency ratio is based on the published requirements applicable to private mortgage insurers and does not give effect to the GSE Restrictions. Our mortgage insurance subsidiaries had total statutory capital and surplus of $4.4 billion as of June 30, 2021. Our combined statutory RTC ratio at the same date was 11.8:1, well below the NCDOI regulatory maximum of 25:1.
•Dynamic leadership team with through-the-cycle experience and a proven track record of delivering results. Our executive leadership team has significant experience in mortgage insurance and housing finance, with a proven track record of risk management, financial success and leadership through-the-cycle.
◦Our executive management team has an average of 27 years of relevant industry experience, and an average tenure in the mortgage insurance industry of 14 years.
◦Our team has executed through-the-cycle while facing multiple headwinds, including macroeconomic conditions, changing capital regimes, ratings disparity to competitors and challenges faced by our Parent.
◦Our intentional focus on reinforcing, recognizing and rewarding our values of Excellence, Improvement and Connection has driven high employee engagement and has been recognized externally at both the local and industry levels, including the Triangle Business Journal Best Places to Work and MBA Diversity & Inclusion award programs.
◦We believe our executive management team has the right combination of client-facing, underwriting, risk and leadership skills necessary to drive our long-term success.
Our Strategy
Our objective is to leverage our competitive strengths to maximize value for our stockholders by driving profitable market share, maintaining our strong capital levels and earnings profile and delivering attractive risk-adjusted returns:
•Continue to write profitable new business. Over the course of the past year, since the onset of the COVID-19 pandemic, we wrote significant NIW of higher-credit quality and at higher pricing.

We now believe that the resilience of the housing market, which is supported by historically low interest rates and strong underlying demographics, will continue to provide a positive backdrop for us to maintain writing new business at an attractive return.
•Protect our balance sheet by maintaining strong capital levels, robust underwriting standards and prudently managing risk. We understand the importance of our balance sheet strength to our customers and intend to continue to serve as a high-quality counterparty. We use One Analytical Framework to evaluate returns and volatility, applying both an external regulatory lens and an economic capital framework that is sensitive to current housing market cycles relative to historical trends. The results of these analyses inform our risk appetite, credit policy and targeted risk selection strategies, which we primarily implement through our proprietary pricing engine, GenRATE. We work to protect future business performance and stockholder capital under stress scenarios with a programmatic CRT program, including traditional XOL reinsurance and MILNs. Our CRT program has helped transform our business model from a “buy and hold” strategy to an “acquire, manage and distribute” approach. We believe the comprehensive rigor of our underwriting and risk management policies and procedures allows us to prudently manage and protect our balance sheet.
•Maintain existing relationships and develop new relationships by driving differentiated value and experience. We offer our customers a unique value proposition and an experience tailored to their needs, with expedited, quality underwriting and fair and transparent claims handling practices. Our dynamic sales model serves customers from all segments, including high-touch national accounts, regional accounts where a localized presence is necessary and a scalable tele-sales model to efficiently reach our full suite of customers. We intend to leverage our strengths in these areas to continue serving our existing customer base while also establishing new relationships.
•Strategically invest in technologies and capabilities to drive operational excellence across our business. Our investments in underwriting, risk management, data analytics and customer technology have both optimized our business and improved our customers’ experience. We plan to continue to invest in solutions that keep us at the forefront of technological advancements, fostering efficiency and helping to secure new customers.
•Prudent capital management to maximize stockholder value. Our capital management approach is to maximize value to our stockholders by prioritizing the use of our capital to (i) support our existing policyholders; (ii) grow our mortgage insurance business; (iii) fund attractive new business opportunities; and (iv) return capital to stockholders. When evaluating a potential return of capital to stockholders, we prudently evaluate the prevailing and future macroeconomic conditions, business performance and trends, regulatory requirements, any applicable contractual or similar restrictions and PMIERs sufficiency. Given our current views of the regulatory and macroeconomic environment, including the decline of forbearance related activity, management intends to seek regulatory and board approval to initiate the return of excess capital, including the initiation of a regular common dividend as soon as 2022. Any future dividend determination will be made by our board, and will be subject to a number of factors described under “Dividend Policy” outlined earlier herein.
•Continue to remain engaged with the regulatory landscape and promote the importance of the private mortgage insurance industry. We believe the private mortgage insurance industry plays a critical role in the success of the United States housing market. We have a government and industry affairs team who play a leadership role across the mortgage insurance industry to monitor the landscape and stay apprised of new and potential developments that could impact mortgage insurance. We have strong relationships with the GSEs, the key federal government agencies and various other regulatory bodies and industry associations who are important to the housing ecosystem and we actively work to provide input on outcomes of key legislation and regulation. We also maintain consistent dialogue with state insurance regulators. We intend to continue to support the role of a stable and competitive private mortgage insurance industry and a well-functioning United States housing finance system.
Our Corporate Information
On May 3, 2021, Genworth Mortgage Holdings, Inc. amended and restated its certificate of incorporation to change its name to Enact Holdings, Inc.
We are incorporated in Delaware and are an indirect wholly owned, subsidiary of our Parent, a diversified insurance holding company listed on the NYSE.
Our primary operating subsidiary, GMICO, is domiciled in North Carolina, and we are headquartered in Raleigh, North Carolina. Set forth below is a simplified and illustrative organizational chart summarizing our ownership including the ownership of our public stockholders and our Parent and the ownership of our subsidiaries following the completion of this offering. This chart also presents the jurisdiction of incorporation for each subsidiary and notes whether a subsidiary is a holding company, regulated insurance entity or non-insurance entity. The ownership of all entities in the chart below is 100% unless otherwise noted. Upon the completion of this offering and the Concurrent Private Placement, our Parent will indirectly own approximately 82.8% of our outstanding common stock (approximately 81.6% if the underwriters exercise in full their option to purchase additional shares), purchasers of shares of common stock in this offering will own approximately 8.2% of our outstanding common stock (approximately 9.4% if the underwriters exercise in full their option to purchase additional shares) and Bayview will own approximately 9.0% of our outstanding common stock (assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus). Assuming an initial public offering price per share greater than $22.00 but at or below $24.00, upon the completion of this offering and the Concurrent Private Placement, our Parent will indirectly own 145,529,600 shares of our common stock or approximately 89.4% of our outstanding common stock (or 143,533,040 shares of our common stock or approximately 88.1% if the underwriters exercise in full their option to purchase additional shares), purchasers of shares of common stock in this offering will own approximately 8.2% of our outstanding common stock (approximately 9.4% if the underwriters exercise in full their option to purchase additional shares) and Bayview will own approximately 2.5% of our outstanding common stock. Assuming an initial public offering price per share greater than $24.00, we expect there will be no Concurrent Private Placement and upon the completion of this offering, our Parent will indirectly own 149,529,600 shares of our common stock or approximately 91.8% of our outstanding common stock (or 147,533,040 shares of our common stock or approximately 90.6% if the underwriters exercise in full their option to purchase additional shares), purchasers of shares of common stock in this offering will own approximately 8.2% of our outstanding common stock (approximately 9.4% if the underwriters exercise in full their option to purchase additional shares) and Bayview will own no shares of our common stock.

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(1)In connection with the AXA Settlement, our Parent entered into a Promissory Note secured by a 19.9% interest in our common stock held by our Parent. The collateral will be fully released upon full repayment of the Promissory Note and may be partially released under certain circumstances upon certain prepayments. See “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our Parent’s indebtedness and potential liquidity constraints may negatively affect us” and “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.”
(2)Includes 14,655,600 shares of our common stock to be sold to Bayview pursuant to the Concurrent Private Placement (assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus).
Our Industry
United States Mortgage Market
The residential mortgage debt market, of which the United States family residential mortgage market forms a significant portion, is one of the largest in the world with over $10.8 trillion of mortgage debt outstanding as of the third quarter of 2020 and includes a range of private and government sponsored participants. Private industry participants include mortgage banks, mortgage brokers, commercial, regional and investment banks, savings institutions, credit unions, real estate investment trusts, mortgage insurers and government-sponsored enterprises such as Fannie Mae and Freddie Mac. The overall United States residential mortgage market encompasses both primary and secondary markets. The primary market consists of lenders originating home loans to borrowers to support home purchases, which are referred to as purchase originations, and loans made to refinance existing mortgages, which are referred to as refinancing originations. The secondary market includes institutions buying and selling mortgages in the form of whole loans or securitized assets, such as MBS. For a description of certain impacts of COVID-19 on the mortgage market, see “Risk Factors—Risks Relating to Our Business—The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines and other actions taken by governmental authorities in response to the pandemic.”
GSEs
The GSEs are the largest participants in the secondary mortgage market, buying residential mortgages from banks and other primary lenders as part of their government mandate to provide liquidity and stability in the United States housing finance system. According to the companies’ earnings reports, the GSEs held or guaranteed approximately $5.5 trillion as of December 31, 2020, or around 50%, of total United States 1-4 family residential mortgage debt according to most recent data from the Federal Reserve. The GSE charters generally require credit enhancement for Low-Down Payment Loans to be eligible for purchase by the GSEs. Such credit enhancement can be satisfied if a loan is insured by a GSE-qualified insurer, the mortgage seller retains at least a 10% participation in the loan, or the seller agrees to repurchase or replace the loan in the event of a default. Private mortgage insurance satisfies the GSEs’ credit enhancement requirement and, historically, has been the preferred method lenders have utilized to meet this GSE charter requirement. As a result, the nature of the private mortgage insurance industry in the United States is driven in large part by the business practices and mortgage insurance requirements of the GSEs. In furtherance of their respective charter requirements, each GSE maintains private mortgage insurer eligibility criteria, known as PMIERs, to establish when a mortgage insurer is qualified to issue coverage that will be acceptable to the GSEs for their portfolio. For more information about the financial and other requirements of the GSEs, see “Regulation—Agency Qualification Requirements” and “Risk Factors—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”
Private Mortgage Insurance
Private mortgage insurance plays a critical role in the United States residential mortgage market by facilitating secondary market sales, particularly for Low-Down Payment Loans. This credit protection and the resulting liquidity it provides through secondary market sales allows mortgage lenders to increase their lending capacity, manage risk and expand prospective homeowners’ access to financing, many of whom are FTHBs. Mortgage insurance also provides lenders and investors a means to diversify their exposures, mitigate mortgage credit risk, and may offer certain financial institutions that portfolio Low-Down Payment Loans credit against their regulatory capital requirements. Today, mortgage insurance products are primarily geared towards GSE secondary market sales. The increase in penetration of private mortgage insurance in the mortgage market can be attributed to both the introduction of new GSE products designed to serve Low-Down Payment Loan borrowers and more competitive pricing by private mortgage insurers relative to the FHA. In addition, there are potential opportunities for the demand for and use of mortgage insurance to the extent that the private label securitization market expands in the future.
The overall new business opportunity in the private mortgage insurance market is also reflective of the mix between purchase and refinancing originations. Historically, due to the higher prevalence of Low-Down Payment Loans in purchase originations, mortgage insurance utilization has been meaningfully higher for purchase originations than for refinances. In 2020, according to Inside Mortgage Finance, the

United States mortgage market had total mortgage originations of approximately $4 trillion, comprised of approximately $1.4 trillion purchase originations and approximately $2.7 trillion refinancing originations. The following graph provides the historical split of the mortgage market between purchase and refinance origination volumes, based on data from Inside Mortgage Finance.
Competition
Our principal sources of competition are government (both federal and state and local) agencies, such as the FHA and VA, and other private mortgage insurers. We also compete with mortgage lenders and other investors, the GSEs, portfolio lenders who self insure, reinsurers, and other capital markets participants who may utilize financial instruments designed to mitigate risk.
Federal, State, and Local Government Agencies
Private mortgage insurers, including us, compete for mortgage insurance business directly with federal government agencies, principally the FHA and the VA, and, to a lesser extent, state and local housing finance agencies. According to Inside Mortgage Finance, for 2020, the FHA had a 27% share, and the VA a 26% share, of the mortgage insurance market. Our competition with government agencies is principally on the basis of price and underwriting guidelines. In contrast to private mortgage insurers, government agencies generally have less restrictive guidelines and apply a flat pricing structure regardless of an individual borrower’s credit profile. As a result, we believe borrowers with lower FICO scores are more likely to secure mortgage loans with coverage by public agencies and borrowers with higher FICO scores are more likely to secure mortgage loans with coverage by private mortgage insurers. Mortgage insurance policies from government agencies are also generally non-cancellable, meaning that borrowers are obligated to pay for coverage through the life of their loan, whereas policies from private mortgage insurers are cancellable in certain circumstances as provided by HOPA, and under GSE guidelines when the LTV ratio of an underlying mortgage falls below 80%. Private mortgage insurers also face limited competition from certain local and state housing finance agencies.
Private Mortgage Insurers
The United States private mortgage insurance industry is highly competitive. We compete on pricing, underwriting guidelines, customer relationships, service levels, policy terms, loss mitigation practices, perceived financial strength (including comparative credit ratings), reputation, strength of management, product features, and effective use and ease of technology. There are currently six active mortgage insurers, including us. Private mortgage insurance competitors include Arch Capital Group Ltd., Essent Group Ltd., MGIC Investment Corporation, NMI Holdings, Inc. and Radian Group Inc. (public holding companies of competitors listed). Since 2012, we have maintained between a 12.0% and 19.2% per quarter share of the mortgage insurance market by per annum NIW, reaching a high of 19.2% market share in the second quarter of 2020, based on data from Inside Mortgage Finance.
GSEs, Portfolio Lenders, Reinsurers and Other Capital Markets Participants
We have also experienced competition in recent years from various participants in the mortgage finance industry including the GSEs, portfolio lenders, reinsurers and other participants in the capital markets. We compete with these participants primarily based on pricing, policy terms and perceived financial strength. The GSEs enter into risk sharing transactions with financial institutions designed to reduce the risk of their mortgage portfolios. Competition also comes from portfolio lenders that are willing to hold credit risk on their balance sheets without credit enhancement. In addition, investors can make use of risk-sharing structures designed to mitigate the impact of mortgage defaults in place of private mortgage insurance. Finally, although their presence is a fraction of what it was in the past, there are products designed to eliminate the need for private mortgage insurance, such as “simultaneous seconds,” which combine a first lien loan with a second lien loan in order to meet the 80% LTV threshold required for sale to the GSEs without certain credit protections.
Our Products and Services
In general, there are two types of private mortgage insurance: primary and pool.
Primary Mortgage Insurance
Substantially all of our policies are primary mortgage insurance, which provides protection on individual loans at specified coverage percentages. Primary mortgage insurance is placed on individual loans at the time of origination and are typically delivered to us on a loan by loan basis. Primary mortgage insurance can also be delivered to us on an aggregated basis, whereby each mortgage in a given loan portfolio is insured in a single transaction after the point of origination.
Customers who purchase our primary mortgage insurance select a specific coverage level for each insured loan. To be eligible for purchase by a GSE, a Low-Down Payment Loan must comply with the coverage percentages established by that particular GSE. For loans not sold to the GSEs, the customer determines its desired coverage percentage. Generally, our risk across all policies written is approximately 25% of the underlying primary IIF, but may vary from policy to policy, typically between 6% and 35% coverage.
We file our premium rates, as required, with state insurance departments and the District of Columbia. Premium rates cannot be changed after the issuance of coverage. Premium payments for primary mortgage insurance coverage are typically made by the borrower and are referred to as borrower-paid mortgage insurance (“BPMI”). Loans for which premiums are paid by the lender are referred to as lender-paid mortgage insurance. In either case, the payment of premium to us is generally the responsibility of the insured.
Premiums are generally calculated as a percentage of the original principal balance and may be paid as follows:
•Monthly, where premiums are paid on a monthly basis over the life of the policy;
•Single, where the entire premium is paid upfront at the time the mortgage loan is originated;
•Annually, where premiums are paid annually in advance for the subsequent 12 months; or

•Split, where an initial lump sum premium is paid upfront at the time the mortgage is originated along with subsequent monthly payments.
In general, we may not terminate mortgage insurance coverage except in the event of non-payment of premiums or certain material violations of our mortgage insurance policies. The insured may technically cancel mortgage insurance coverage at any time at their option or upon mortgage repayment, which is accelerated in the event of a refinancing. However, in the case of loans sold to the GSEs, lender cancellation of a policy not eligible for cancellation under the GSE rules may be in violation of the GSEs’ respective charters. GSE guidelines generally provide that a borrower meeting certain conditions may require the mortgage servicer to cancel mortgage insurance coverage upon the borrower’s request when the principal balance of the loan is 80% or less of the property’s current value. In addition to the GSE guidelines, HOPA provides an obligation for lenders to automatically terminate a borrower’s obligation to pay for mortgage insurance coverage once the LTV ratio reaches 78% of the original value, and also provides that a borrower may request cancellation of their obligation to pay for mortgage insurance when the LTV ratio, based on the current value of the property, reaches 80%. In addition, some states impose their own mortgage insurance notice and cancellation requirements on mortgage loan servicers.
Pool Mortgage Insurance
Pool mortgage insurance transactions provide coverage on a finite set of individual loans identified by the pool policy. Pool policies contain coverage percentages and provisions limiting the insurer’s obligation to pay claims until a threshold amount is reached (known as a “deductible”) or capping the insurer’s potential aggregate liability for claims payments (known as a “stop loss”) or a combination of both provisions. Pool mortgage insurance is typically used to provide additional credit enhancement for certain secondary market mortgage transactions. Pool insurance generally covers the excess of the loss on a defaulted mortgage loan that exceeds the claim payment under the primary coverage, if such loan has primary coverage, as well as the total loss on a defaulted mortgage loan that did not have primary coverage. In another variation, generally referred to as modified pool insurance, policies are structured to include both an exposure limit for each individual loan, as well as an aggregate loss limit or a deductible for the entire pool. Currently, we have an insignificant amount of pool IIF.
Contract Underwriting Services
We also perform fee-based contract underwriting services for our customers. Contract underwriting provides our customers outsourced scalable capacity to underwrite mortgage loans. Our underwriters can underwrite the loan on behalf of our customers for both investor compliance and mortgage insurance, thus reducing duplicative activities and increasing our ability to write mortgage insurance for these loans. Under the terms of our contract underwriting agreements, we indemnify our customer against losses incurred in the event we make material errors in determining whether loans processed by our contract underwriters meet specified underwriting or purchase criteria, subject to contractual limitations on liability.
Our Mortgage Insurance Portfolio
We believe that our portfolio is of significant scale and aligns with our appetite for risk and return. The majority of our in-force exposures and all of our NIW is considered primary insurance, meaning we insure the loss on each loan up to the coverage amount without any stop loss or deductible for that loss. Our remaining pool exposures are significantly seasoned and represent less than 0.2% of total RIF.
Our primary insurance exposures from legacy books originated prior to 2009 continue to resolve in an orderly fashion and represented 4% of our primary IIF and 5% of our primary RIF as of June 30, 2021. These books continue to represent a larger portion of our delinquencies and reserves driven by the continued aging of those delinquencies.
We measure the credit characteristics of our portfolio as represented in the original commitment for insurance. We support a growing FTHB segment that generally has little down payment saved for their first home. As of June 30, 2021, 15% of our primary IIF (17% of primary RIF) is to borrowers with a down payment less than 5% of the loan at the time of origination. This loan product represented 10% of NIW in the first half of 2021, down from 11% in 2020 and 15% in 2019.
The credit profile of our portfolio continues to improve over time. As of June 30, 2021, 54% of our primary IIF (54% of primary RIF) has an original FICO score greater than or equal to 740. Loans with FICO scores greater than or equal to 740 represented 58% of NIW in the first half of 2021 compared to 58% in 2020 and 57% in 2019. Only 9% of our primary IIF (9% of primary RIF) has an original FICO score less than 680. Loans in this FICO score category represented 7% of NIW in the first half of 2021 compared to 7% in 2020 and 7% in 2019.
Our portfolio is diverse and representative of the United States origination market. As of June 30, 2021, our largest state concentration was in California, which represented 12% of primary RIF. Our largest MSA/MD is the Chicago-Naperville, IL Metropolitan Division, which represents 3% of primary RIF. For more information on our portfolio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—“IIF and RIF.”
Customers
Our long-standing industry presence has enabled us to build active customer relationships with approximately 1,800 mortgage lenders across the United States. Our customers are broadly diversified by size, type and geography and include large money center banks, non-bank lenders, national and local mortgage bankers, community banks and credit unions. Our largest customer accounted for 13% of our total NIW in the first half of 2021 and our top five customers generated 29% of our NIW in the first half of 2021. One customer accounted for 12% of our total NIW during 2020. No other customer exceeded 10% of our NIW during 2020 and one customer accounted for 16% of our NIW during 2019. Additionally, no customer had earned premiums that accounted for more than 10% of our total revenues for the first half of 2021 and the years ended December 31, 2020 and 2019.
We have established relationships with loyal customers. For example, approximately 92% of our NIW in 2020 was from customers who have submitted loans to us each year since 2016.
We generally classify our customers as strategic accounts or regional accounts. Strategic accounts consist of national customers or other customers with a large geographic lending footprint that make decisions about the placement of private mortgage insurance at a centralized, corporate level, or those with complex mortgage operations who make such decisions at a more decentralized level by production personnel on a loan-by-loan basis. Regional accounts tend be less complex and generally make private mortgage insurance decisions on a decentralized basis. We divide our regional accounts into four regions across the country, which are further divided into sales territories. Field sales representatives are responsible for developing relationships and driving growth within a territory of regional accounts.
We believe that our success in establishing strong, sustained relationships and our ability to capture new customers is attributable to our comprehensive value proposition. We offer customers a competitive price along with differentiated offerings and services. Additionally, by maintaining an ongoing dialogue with our customers, we are able to develop an understanding of their needs, offer customized solutions for their challenges, advise them on portfolio composition and trends, share market perspectives and industry best practices, and provide product development support and training as necessary.
Sales and Marketing
Our sales and marketing efforts are designed to help us establish and maintain in-depth, quality customer relationships. We distribute our mortgage insurance products through a dedicated sales force located throughout the United States, our home-based in-house sales representatives, and a digital marketing program designed to expand our reach beyond our sales force. Our sales force strives to build strong relationships across all areas of our customers’ operations to include loan origination, loan processing, underwriting, product development, secondary marketing, risk management, compliance, information technology, and C-suite executives. With a vast database of established individual contacts, the breadth and depth of relationships not only serves as a differentiator for our mortgage insurance platform but also enables us to form strategic partnerships with other mortgage service providers seeking to expand their distribution reach.
Approximately 20% of our sales professionals focus on strategic accounts and are responsible for serving the more complex needs of the larger customers. The remaining 80% of our sales professionals are positioned across the country and are responsible for a territory of regional accounts. Sales efforts for both strategic and regional accounts are augmented by our well-established in-house sales representatives. This team is primarily responsible for reaching, via telephone or other virtual means, geographically isolated customers that cannot be serviced easily in person, as well as covering the expanding population of remote-based loan officers, processors, and underwriters, via telephone or other virtual means. Our flexible sales structure allows us to target in-person visits where beneficial and leverage our internal sales team when more appropriate. Each customer account has a primary point of contact providing tailored customer service. In addition to our sales force, we provide cross-functional customer service teams to offer support in loan submission, underwriting, policy administration, loss management, risk management, and technology.
We support our sales force and improve their effectiveness in acquiring new customers by raising our brand awareness through advertising and marketing campaigns, website enhancements, digital communication strategies, and sponsorship of industry and educational events. Our digital marketing capabilities position us to serve our decentralized market with targeted, personalized messages that help drive a preference for our offering. Additionally, our marketing efforts include differentiators targeted to the needs of customers, in order to increase our brand affinity. Our proprietary underwriting products, Quick Queue and Rush Lane, provide our customers with response times tailored to their specific needs. Home Suite Home is another unique program that participating customers can share with their borrowers when choosing us for private mortgage insurance. The program, which has no cost to borrowers or customers, provides borrowers with their choice of an appliance home warranty, a homeowners insurance deductible reimbursement, or identity theft and restoration consulting services. Finally, our consulting services provide customers with strategy and process consulting to help improve quality, reduce costs and grow their business.
In 2019, we launched a separate mortgage insurance policy underwritten by our wholly owned subsidiary, Genworth Mortgage Insurance Corporation of North Carolina (“GMIC-NC”), to insure primary individually underwritten residential mortgage loans as well as portfolios of residential mortgage loans at or after origination that are not intended for sale to the GSEs. Given that GMIC-NC is not a GSE approved insurer, it is not subject to the requirements mandated by PMIERs. Accordingly, we are able to utilize GMIC-NC in a manner that provides us with greater flexibility with our master policies and in our ability to efficiently use the capital of our subsidiaries, each with customers who retain loans in their own portfolio. We also believe utilizing GMIC-NC in this manner provides us strategic optionality if the private label MBS market increases.
Technology that supports connectivity with our customers is critical. As an established private mortgage insurance provider, we have long-standing relationships with our customers’ technology organizations, as well as with the key pricing and loan origination/servicing platform providers. In addition, we have an experienced technology integration team that allows us to quickly customize loan delivery solutions for our customers. By providing customers an easy way to quote and order our mortgage insurance products, either through our award-winning ordering and rate quote website or directly within customers’ systems, we believe we make the transaction easy, allowing us to drive repeat volume.
Risk Management
Strong risk management is a critical part of our business. We have a risk management framework that is designed to manage volatility in our business performance and protect our balance sheet. We believe this framework encompasses all the major risks, including credit risk, market risk, insurance risk, housing risk, model risk, operational risk and IT risk. Emerging and top risks are identified and frequently reviewed with our Chief Risk Officer, senior management, and our risk committee and the risk committee of our Parent’s board of directors.
Our risk management philosophy is designed to ensure all relevant risks are routinely identified, assessed, managed, monitored and addressed. We rely upon a strong organizational risk culture and governance process, ensuring that the risks we take are transparent and quantifiable, and that we can monitor the changing nature of those risks over time. We proactively work towards mitigating exposures outside of the risk appetite, limits, and tolerances that we set and review annually.
In response to the COVID-19 pandemic and the efforts to contain it, we have taken the following risk mitigating actions focused on four core strategies.
•Scenario Planning: Given the uncertainty of the ultimate impact on our business as a result of the COVID-19 pandemic, we developed estimates of potential losses and PMIERs capital sufficiency using experience from past localized economic dislocations. This provided a wide range of potential outcomes from which we developed mitigation strategies focused on both the in-force portfolio and new business. As the pandemic continued to develop we refined our scenarios to incorporate actual experience and update our estimates.
•Pricing and Guidelines: To mitigate potential losses on new business, we responded quickly with pricing changes and clarified our policies for rescission relief. We developed analytics for assessing the relative health of local housing markets and the potential for the COVID-19 pandemic to affect these markets differently and incorporated those views into GenRATE.
•Capital Management and Regulatory Response: To mitigate potential strain on PMIERs sufficiency and future losses due to high notices of default, we pursued additional reinsurance on our in-force portfolio. In addition, we worked with U.S. Mortgage Insurers trade association and the GSEs to clarify PMIERs policies related to the treatment of delinquencies caused by a natural disaster, such as the COVID-19 pandemic.
•Operational Readiness: With the onset of higher delinquencies, the servicing portion of our business increased staffing in our homeowner’s assistance and investigation teams. We aligned our policies with those of the GSEs to ensure streamlined processes to help homeowners through forbearance so that they can retain their home and cure their delinquency.
Due to the unprecedented nature of the COVID-19 pandemic, its impacts and related dislocations, it is unclear how effective these actions will be either in the immediate or long term. See “Risk Factors—Risks Relating to Our Business—The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines and other actions taken by governmental authorities in response to the pandemic” and “Risk Factors—Risks Relating to Our Business—Our risk management programs may not be effective in identifying or adequate in controlling or mitigating the risks we face.”
Modeling and Analytics
We use One Analytical Framework to evaluate returns and volatility through both an external regulatory lens and an economic capital framework that is sensitive to the economic cycle and current housing market conditions. This risk model utilizes over 20 predictive variables and leverages our unique data set, which contains experience of over two decades of mortgage performance across all market conditions, to develop quantitative assessments of default probability, severity of loss, prepayment and expected volatility on each insured loan. Our model is used to assess the performance of new business and our in-force portfolio under expected and stress scenarios. The results of these analyses inform our risk appetite, credit policy, pricing, and targeted risk selection strategies. In addition, the results of these stress tests and our desire to reduce loss volatility inform our CRT strategy, including traditional reinsurance and MILNs.
Customer Qualification
Customers applying for a new master policy undergo a process that reviews their business and financial profile, licensing, management experience and track record of originating quality mortgages. Customers applying for delegated underwriting authority receive training and are reviewed on initial and ongoing submissions for compliance to our guidelines.
Policy Acquisition
Loans delivered to us for insurance must meet our underwriting and eligibility guidelines. Our underwriting principles require borrowers to have a verified capacity and willingness to support the obligation and a well-supported valuation of the collateral. Loans are underwritten on either a delegated or non-delegated basis, but all loans pass through our eligibility rules engine to screen out those outside of our guidelines. We regularly monitor national and local market conditions, the performance of our products, and the performance of our customers against our expectations for mix and profitability. We adjust our underwriting, pricing, and risk selection strategies on a regular basis to ensure that our products remain competitive and consistent with our risk and profitability objectives.
Quality Assurance
We have an independent quality assurance function that conducts pre- and post-closing underwriting reviews. We review statistically significant samples of loan files from individual customers and across our delegated and non-delegated underwriting channels to identify adverse trends and provide our underwriters and customers with timely feedback and training that fosters high quality loan production. Within our delegated channel, the frequency of our lender specific reviews is directly related to an account’s activity, that is larger accounts will receive more frequent reviews. The results of these reviews also allow for adjustments to underwriting processes and credit policy. Finally, our quality assurance team conducts independent reviews on key operational processes and critically important vendor activities.
Portfolio Management
We regularly monitor the characteristics and performance of our overall mortgage insurance portfolio. We monitor concentrations across a range of metrics including lender, geography, and policy year. Through stress testing, we evaluate the performance of the portfolio and identify risks to our strategic plan caused by its makeup in adverse economic scenarios. We also monitor performance against expected loss development from time of origination. Variations identified by product, performance, geography or otherwise inform adjustments to our guidelines and pricing strategies.
Business Continuity
We have a robust business continuity program to prepare for and manage through business interruptions. Maintenance and execution of our plan is led by a crisis management leader reporting to our Chief Risk Officer. We update our plan no less than annually to accommodate changes in business processes and third-party providers and test the plan regularly through tabletop exercises. In the fourth quarter of 2019, we tested our plan against a pandemic scenario. We implemented a business continuity plan in response to COVID-19 and employees have been successfully working from home since March 2020 and will continue to work from home until at least January 2022. See “Risk Factors—Risks Relating to Our Business—The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines and other actions taken by governmental authorities in response to the pandemic,” for a discussion on the

COVID-19 virus. We have used a decentralized team of underwriters and other key functional employees for many years and all employees are capable and equipped to work remotely so that we can continue providing service to our customers through prolonged absences from the office.
Underwriting
We establish and maintain underwriting guidelines based on our risk appetite. We require borrowers to have a verified capacity and willingness to support their obligation and a well-supported valuation of the collateral. Our underwriting guidelines incorporate credit eligibility requirements that, among other things, limit our coverage to mortgages that meet our thresholds with respect to borrower FICO scores, maximum LTVs, documentation requirements and maximum DTI Ratio. All loans must pass through our eligibility rules engine to screen out those outside of our guidelines.
At present, our underwriting guidelines are largely consistent with those of the GSEs. Many of our customers use the GSEs’ automated loan underwriting systems, Desktop Underwriter and Loan Product Advisor, for making credit determinations. We generally accept the underwriting decisions and documentation requirements made by GSEs’ underwriting systems, subject to our review as well as certain limitations and requirements.
Over the past few years, more customers have requested expedited underwriting services. To meet customer demand, we invested in technologies, automation, data science and analytics to develop our proprietary mortgage insurance underwriting system. Our mortgage insurance underwriting system enables the capability to meet customer demand in a timely manner without sacrificing the accuracy of our underwriting decisions. Specifically, it has contributed to a substantial increase in our underwriters’ productivity, more than doubling the number of loans our underwriters have processed on a daily basis since 2015, while remaining within our quality control tolerances. We believe our mortgage insurance underwriting system also differentiates us from the competition by allowing us to efficiently provide customized turn times from submission of a loan package to an underwriting decision for our customers and perform fee-based contract underwriting services. Our underwriting service was recognized “best-in-class” in each of 2016, 2017 and 2018 pursuant to a blind survey each year of 400 mortgage lenders, including a variety of lending institutions and professionals at those institutions.
Our policies are issued through one of two underwriting programs:
Non-Delegated Underwriting
For non-delegated underwriting, customers submit loan files to us and we individually underwrite each application to determine whether we will insure the loan. We use our mortgage insurance underwriting system to perform our non-delegated underwriting evaluations. Our underwriting staff is dispersed throughout the United States and we believe this allows us to make prompt, geographically-based underwriting determinations across different time zones in a timely manner to best serve our diverse customer base. In addition to our employees, we use domestically based, contract underwriters, as needed, to assist with underwriting capacity and drive efficiency.
Delegated Underwriting
We delegate to eligible lender customers the ability to underwrite mortgage insurance based on our delegated underwriting guidelines. To perform delegated underwriting, customers must be approved by our risk management group. Some customers prefer to assume underwriting responsibility because it is more efficient within their loan origination process and they are comfortable attesting that the data submitted is true and correct when making our insurance decision. We regularly perform quality assurance reviews on a statistically significant sample of delegated loans to assess compliance with our guidelines.
We also offer a post-closing underwriting review when requested by customers for both non-delegated and delegated loans. Upon satisfactory completion of this review, we agree to waive our right to rescind coverage under certain circumstances. For the years ended December 31, 2020 and 2019, approximately 41% and 40% of our NIW by loan count went through our non-delegated underwriting services, respectively.
Pricing
Pricing is highly competitive in the mortgage insurance industry, with industry participants competing for market share, customer relationships and overall value. Recent pricing trends have introduced an increasing number of loan, borrower, lender and property attributes, resulting in expanded granularity in pricing regimes and a shift from traditional published rate cards to dynamic pricing engines that better align price and risk. Our risk-based pricing engine, GenRATE, was developed using One Analytical Framework, which evaluates returns and volatility under both the PMIERs capital framework and our internal economic capital framework, which is sensitive to economic cycles and current housing market conditions. The model assesses the performance of new business under expected and stress scenarios on an individualized loan basis, which is used to determine pricing and inform our risk selection strategy that optimizes economic value by balancing return and volatility. Additionally, during the COVID-19 pandemic, we have implemented pricing changes commensurate with changes in macroeconomic conditions that we believe align our risk and return profile.
Our policy has been to set and charge premium rates commensurate with the underlying risk of each loan we insure. GenRATE, however, provides us with a more flexible, granular and analytical approach to selecting and pricing risk. Using GenRATE, we can quickly change price to modify our risk selection levels in response to changing economic conditions, new analytical insights or industry pricing trends.
Credit Risk Transfer
Our risk management framework and analytics inform our CRT strategy, which is designed to reduce the loss volatility of our in-force portfolio during stress scenarios by transferring risk from our balance sheet to highly rated counterparties or to investors through collateralized transactions. Our CRT program also provides capital relief under PMIERs and state insurance RTC requirements. In normal market conditions, we believe our CRT program also enhances our return profile. Given the volatility protection, and capital relief at attractive terms, CRT has helped transform our business model from a “buy and hold” strategy to an “acquire, manage and distribute” approach. We believe our CRT program is a material component of our strategy and helps to protect future business performance and stockholder capital under stress scenarios.
Our CRT program distributes risk to both highly-rated counterparties through our traditional reinsurance program, as well as to MILN investors via fully collateralized special purpose reinsurance vehicles. To-date, each of our individual book year transactions have been structured as XOL coverage where both the attachment and detachment points of the ceded risk tier are within the PMIERs capital requirements at inception, providing both loss volatility protection and PMIERs capital credit. Each reinsurance treaty has a term of ten years and provides a unilateral right to commute prior to the full term, subject to certain performance triggers. We select the type and structure of our CRT transactions based on a variety of factors including, but not limited to, capacity, cost, flexibility, sustainability and diversification. Since 2015, we have executed $3.5 billion of CRT transactions across both traditional reinsurance arrangements and MILN transactions through June 30, 2021, with approximately 90% of our RIF insurance covered under our current CRT program. We expect to begin transferring losses at an approximate 30 to 35% lifetime book year loss ratio and extend up to an approximate 60 to 70% lifetime book year loss ratio at current pricing assumptions and depending on our co-participation level within the reinsurance tier.
Through our traditional reinsurance transactions, we have executed $2.0 billion of XOL reinsurance coverage with highly rated reinsurers covering the 2009 to 2021 book years. On February 4, 2021, we completed an XOL reinsurance transaction covering a portion of NIW from January 1, 2021 to December 31, 2021 that will provide up to $210 million of reinsurance coverage.

The Company’s traditional reinsurance coverage is provided by a panel of reinsurance partners each currently rated “A-” or better by Standard & Poor’s or A.M. Best Company, Inc. These reinsurers are contractually required to collateralize a portion (typically 20 to 30%) of the reinsurance exposures consistent with PMIERs.
Through our MILN transactions, we have executed nearly $1.5 billion of XOL reinsurance coverage supported by capital markets investors via fully collateralized special purpose reinsurance vehicles covering a portion of the 2014 to 2020 book years. On April 16, 2021, we obtained approximately $303 million of fully collateralized XOL reinsurance coverage from Triangle Re 2021-2 on a portfolio of existing mortgage insurance policies written from September 2020 through December 2020. Triangle Re 2021-2 financed the reinsurance coverage by issuing MILNs in an aggregate amount of $303 million to unaffiliated investors. The notes are non-recourse to us and our affiliates.
Our CRT program provided an estimated aggregate of $1.4 billion of PMIERs capital credit and $1.6 billion of loss coverage as of June 30, 2021.
Going forward, we plan to continue our “acquire, manage and distribute” programmatic approach to capital and risk management utilizing a combination of traditional reinsurance and MILNs, dependent upon market and other factors.
As depicted in the graphic and detailed CRT table below, our traditional reinsurance agreements and MILN transaction have been structured as XOL transactions where the Company retains the first loss position, the reinsurer or reinsurance trust account, as applicable, takes the second loss position, and the Company retains the remaining exposure above the reinsured tier. Within the reinsured tier, the Company co-participates in any losses under the terms of the traditional reinsurance agreement or MILN offering, as applicable.

CRT Program[1]

Initial RIF (%)
7%
3%
2019 XOL
2019-1 MILN 2
First Loss Retention
2019
2020-1 XOL
2020-1 MILN 3
2021-2 MILN 4
First Loss Retention
2020
2021 XOL
First Loss Retention
2021
2021-1 MILN 5
First Loss Retention
2014-19 Seasoned
VINTAGE YEARS

___________
(1)Shows structures at inception; includes transactions outstanding as of June 30, 2021; attachment and detachment percentages shown are approximate.
(2)2019-1 MILN covers a portion of January — September 2019 production.
(3)2020-1 MILN covers portion of January — August 2020 production.
(4)2021-2 MILN covers portion of September — December 2020 production.
(5)2021-1 MILN covers a portion of 2014 — 2018 and October — December 2019 production.

CRT Structure Key Metrics as of June 30, 2021

	2019 XOL -1	2019 XOL -2	2019 ILN	2020 XOL	2020 ILN	2021-1 ILN	2021-2 ILN	2021 XOL
	Full Year	*Full Year*	*1/19-9/19*	*Full Year*	*1/20-8/20*	*1/14-12/18, 4Q'19*	*9/20-12/20*	*Full Year*
At Closing ($MM)								
Initial CRT Risk In Force	$14,456	$14,456	$10,563	$23,047	$14,909	$14,142	$8,384	$12,289
Initial Reinsurance Amount	$172	$5	$303	$168	$350	$495	$303	$128
Genworth's Initial First Loss Retention Layer	$434	$361	$238	$691	$522	$212	$189	$369
Initial Attachment % [2]	3.00%	2.50%	2.25%	3.00%	3.50%	1.50%	2.25%	3.00%
Initial Detachment % [2]	6.80%	3.00%	6.75%	7.00%	7.00%	5.00%	7.00%	7.00%
% Of Covered Loss Tier Reinsured	31.2%	7.2%	63.7%	18.3%	67.0%	100.0%	76.0%	26.7%
Commencement Date	7/1/19	7/1/19	11/22/19	1/1/20	10/22/20	3/2/21	4/16/21	1/1/21
Termination Date	12/31/29	12/31/29	11/26/29	12/31/30	10/25/30	8/25/33	10/25/33	12/31/31
Optional Call Date	12/31/26	12/31/26	11/25/26	6/30/28	10/25/27	2/25/26	4/25/28	7/1/28
Clean-Up Call	10%	10%	10%	10%	10%	10%	10%	10%
As of June 30, 2021 ($MM)								
Current CRT Risk In Force	$7,153	$7,153	$4,663	$20,382	$11,807	$10,100	$8,073	$12,289
Current Reinsured Amount	$62	$5	$200	$151	$296	$459	$303	$128
PMIERs Required Asset Credit [3]	$60	$5	$119	$145	$227	$420	$303	$127
Current Attachment % [2]	6.05%	5.04%	5.08%	3.39%	4.42%	2.10%	2.34%	3.00%
Current Detachment % [2]	8.82%	6.00%	11.80%	7.45%	8.16%	6.65%	7.27%	6.89%
Genworth Claims Paid	$1	$1	$1	$ -	$-	$-	$-	$-
Incurred Losses Ever To Date [4]	$1	$1	$1	$ -	$-	$-	$-	$-
Genworth's Remaining First Loss Retention Layer	$433	$360	$237	$691	$522	$212	$189	$369
Reinsurer Claims Paid	$-	$-	$-	$-	$-	$-	$-	$-

[1] The Total Current Primary Risk In Force Is $54.6B And The Total Current Risk In Force Covered By A CRT Is $49.1B; [2] Attachment % And Detachment % Are The Aggregate Loss Amounts As A Percentage Of Risk In Force At Which The Reinsurer Begins And Stops Paying Claims Under The Policy; [3] Current PMIERs Required Asset Credit Considers The Counterparty Credit Haircut; [4] Incurred Losses Ever To Date Shown Does Not Include IBNR Or Loss Adjustment Expenses; Definitions: CRT = Credit Risk Transfer; RIF = Risk In Force; XOL = Excess Of Loss; ILN = Insurance Linked Note

Delinquencies, Loss Management, and Claims
The delinquency and claim cycle generally begins with our receipt of a delinquency notice on an insured loan from the related servicer. We consider a loan to be delinquent when it is two or more mortgage payments past due. The incidence of delinquency is affected by a variety of factors, including housing price appreciation or depreciation, unemployment, the level of borrower income, divorce, illness, interest rate levels, general borrower creditworthiness and macroeconomic conditions, including the impact of pandemics such as COVID-19. See “Risk Factors—Risks Relating to Our Business—The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines and other actions taken by governmental authorities in response to the pandemic” and “—A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.” Delinquencies that are not cured result in a claim. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for a table setting forth the number of loans insured, the number of delinquent loans and the delinquency rate for business as of December 31, 2020.
Loans insured and originated since 2009 have experienced lower delinquency rates due to home price appreciation, low unemployment, the CFPB ATR Requirement and the QM Rule. The table below sets forth delinquency rates for each of our legacy books and newer books from 2009 through the present. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—

Key Metrics—Delinquent loans and claims” for tables setting forth more details about our delinquency rates as of the dates indicated.

	As of June 30, 2021		As of June 30, 2020		As of December 31, 2020		As of December 31, 2019
	# of Defaults	Delinquency Rate	# of Defaults	Delinquency Rate	# of Defaults	Delinquency Rate	# of Defaults	Delinquency Rate
2008 and prior	8,077	12.22%	12,017	13.67%	10,477	13.68%	8,848	9.01%
2009-2012	360	7.39%	608	5.15%	517	6.31%	370	2.42%
2013-2014	1,438	5.45%	2,522	5.37%	2,010	5.65%	1,102	1.93%
2015-2020	23,456	3.52%	38,440	5.13%	31,900	3.97%	6,072	0.89%
2021	237	0.14%
Total	33,568	3.60%	53,587	5.98%	44,904	4.86%	16,392	1.93%
Prior to February 28, 2020, some delinquency reporting in the industry was limited to loans missing three or more payments due to differences in Master Policy requirements. The following table sets forth delinquency rates for newer books as of December 31, 2020 using this definition for loans originated through February 28, 2020 and two or more payments missed for loans originated beginning March 1, 2020 to align with new Master Policy definitions.

	As of June 30, 2021
	3 or more missed payments through February 28, 2020 and 2 or more missed payments beginning March 1, 2020		2 or missed payments
	# Defaults	Delinquency Rate	# Defaults	Delinquency Rate
2014 and prior	8,546	8.78%	9,875	10.14%
2015-2021	21,788	2.61%	23,693	2.83%
Total	30,334	3.25%	33,568	3.60%
Our loss mitigation and claims area is led by seasoned personnel who are supported by default tracking and claims processing capabilities within our integrated platform. Our loss mitigation staff is also actively engaged with the GSEs and servicers regarding appropriate servicing and loss mitigation practices. We have granted loss mitigation delegation to the GSEs and servicers, whereby they perform certain loss mitigation efforts on our behalf. Moreover, the CFPB servicing rule obligates servicers to engage in early intervention and loss mitigation efforts with a borrower prior to foreclosure. These efforts have traditionally involved loan modifications intended to enable qualified borrowers to make restructured loan payments or efforts to sell the property, thereby potentially reducing claim amounts. With the COVID-19 pandemic, we have experienced unprecedented use of forbearance plans nationwide to assist borrowers including the ability to extend forbearance beyond 12 months. Historically, the use of forbearance plans were limited to 12 months and used for a natural disaster that impacted a region of the country. At the conclusion of the forbearance term, a borrower may either bring the borrower’s loan current, defer any missed payments until the end of their loan, or the loan can be modified through a repayment plan or extension of the mortgage term.

The following chart shows the growth in forbearance plans as a percentage of our portfolio during the COVID period, which includes figures for March 2020 through March 2021.

Forbearance and Delinquency Rates
Rate
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Forbearance Rate
Delinquency Rate
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2020
2021

Genworth Mortgage Insurance
1

Our goal is to keep borrowers in their homes. If a loan becomes delinquent, we work closely with customers, investors and servicers to attempt to cure the delinquency and allow the homeowner to retain ownership of their property.
Claims result from delinquencies that are not cured, or from losses on short sales, other third-party sales or deeds-in-lieu of foreclosure that we approve. Various factors affect the frequency and severity of claims, including LTV at the time of foreclosure, size and coverage percentage of a loan, property values, employment levels and interest rates. Any delays in foreclosure, including foreclosure moratoriums imposed by state and local governments and the GSEs due to COVID-19, could cause our losses to increase as expenses accrue for longer periods or if the value of foreclosed homes further decline during such foreclosure delays. For loans insured on or after October 1, 2014, our mortgage insurance policies limit the number of months of unpaid interest and associated expenses that are included in the mortgage insurance claim amount to a maximum of 36 months.
Under the terms of our primary insurance master policy, customers are required to file claims within 60 days of the earliest of (i) the date they have acquired title to the underlying property (typically through foreclosure), (ii) the date of an approved short sale or other third party sale of the underlying property or (iii) the date a request is made by us to file a claim.

Upon review and determination that a filed claim is valid, we generally have the following three settlement options:
•Percentage option—determined by multiplying the claim amount by the applicable coverage percentage, with the customer retaining title to the property. The claim amount generally consists of the unpaid loan principal as of the date of default, plus delinquent interest and certain expenses associated with the default;
•Third-party sale option—pay the amount of the claim required to make the customer whole, commonly referred to as the “actual loss amount,” following an approved sale; or
•Acquisition option—pay the full claim amount and acquire title to the property.
In 2020, we settled over half of our claims through the third-party sale or acquisition options due to continued home price appreciation and low unemployment.
Claim activity is not evenly spread across the coverage period of loans we insure. The frequency of delinquencies may not correlate directly with the number of claims received because the rate at which delinquencies are cured is influenced by borrowers’ financial resources and circumstances, as well as regional economic differences. For those loans that fail to cure, whether delinquency leads to a claim principally depends upon the borrower’s equity at the time of delinquency and the borrower’s or the insured’s ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage loan. See “Regulation—Other Federal Regulation—Mortgage Servicing Rules.”
When claim notices are received, we review loan and servicing files to determine the appropriateness of a claim amount. Failure to deliver required documentation or our review of such documentation may result in rescission, cancellation or claims denial. Our insurance policies provide that we can reduce or deny claims if the servicer does not materially comply with its obligations under our policies, including the requirement to pursue reasonable loss mitigation actions. We also periodically receive claim notices that request coverage for costs and expenses associated with items not covered under our policies, such as losses resulting from property damage to a covered home. We actively review claim notices to ensure we pay only for covered expenses. We deem a reduction in the claim amount paid relative to the amount requested in the claim notice to be a curtailment.
When reviewing loan and servicing files in connection with the delinquency or claims process, we may also decide to rescind coverage of the underlying mortgages or deny payment of claims. Our ability to rescind coverage is limited by the terms of our master policies. We may rescind coverage in situations where, among other things, (i) fraudulent misrepresentations were made or materially inaccurate information was provided regarding a borrower’s income, debts, intention to occupy a property or property value or (ii) a loan was originated in material violation of our underwriting guidelines.
We will consider an insured’s appeal of our decision and, if we agree with the appeal, we take the necessary steps to reinstate our insurance coverage and reactivate the loan certificate or otherwise address the issues raised in the appeal. If the parties are unable to agree on the outcome of the appeal, the insured may choose to pursue arbitration or litigation under the terms of the applicable master policy and challenge the results. Subject to applicable limitations in our policies and State law, legal challenges to our actions may be brought several years after we dispose of a claim.
From time to time, we enter into agreements with policyholders to accelerate claims and negotiate an agreed-upon payment amount for claims on an identified group of delinquent loans. In exchange for our accelerated claim payment, mortgage insurance is canceled, and we are discharged from any further liability on the identified loans.

Information Technology
We develop and invest in technology in order to drive operational excellence, ensure a superior customer experience and support our overall business objectives. Our business heavily relies upon information technology and a number of critical aspects are highly automated. We accept insurance applications, issue approvals, process claims and reconcile premium remittance through electronic submission. In order to facilitate these processes, we have established direct connections to many industry leading origination and servicing systems so that our customers and servicers can select our mortgage insurance products and communicate with us directly from within their own technology platform. We also provide our customers secure access to our web-based portals to facilitate transactions and provide customers with access to their account information.
We have made a number of strategic investments in our technology infrastructure, including our:
•Proprietary underwriting platform, GENie;
•Lender and servicer integration capabilities;
•Proprietary risk modeling platform, One Analytical Framework;
•Business rules engine that automatically enforces our eligibility guidelines and pricing rules;
•Management and portfolio reporting capabilities; and
•Award-winning rate quote and ordering website.
We are regularly upgrading and enhancing our systems and technology, with an eye towards expanding our capabilities, improving productivity and enhancing our customer experience, including:
•Policy administration, billing, delinquency, and claims processes and systems;
•Enhancing the speed and efficiency of our pricing and auto-decisioning capabilities;
•Ensuring optimal integration capabilities to our customers’ loan origination and mortgage insurance ordering and rate quoting processes; and
•Artificial intelligence and machine learning in the areas of risk and portfolio management.
We have also implemented an overarching technology strategy that utilizes Cloud, Software as a Service, commercial software, and in some cases proprietary technology to provide scalability, flexibility and an enhanced security posture. Technology costs are managed by the continued automation of key business processes, reducing our application portfolio and using contract employees to scale resource capacity as needed. We also have a dedicated “AI, Innovation & Automation” team to help ensure that we focus on using the latest technologies to further automate our business and differentiate our products and services.
Cybersecurity
We employ a multi-layered approach to data security and data privacy. This approach begins with our information security program, which is based on National Institute of Standards and Technology, 800-53. Our program includes policies and standards that delineate requirements for the implementation and on-going maintenance of our information systems as well as security responsibilities for all personnel. We review these policies and standards periodically and update as needed. We take steps to ensure that all information security policies are maintained and enforced and that all personnel are educated on their responsibilities. We maintain a “defense-in-depth” model, which employs multiple layers of protection for the entire company. Among other things, we perform external and internal risk assessments, penetration testing, vulnerability scanning, secure code development, and monthly security awareness training (including phishing awareness tests) for all personnel. The chief information officer and chief information security officer, together with our compliance organization, among others, ensure the requirements of our information security program satisfy applicable legal and regulatory requirements. Our chief information security officer also provides regular updates and reports to our senior leaders, including an annual cybersecurity report to the board that covers, among other topics, the information security organization, material risks, technical threats, information technology security infrastructure, patching and vulnerability management, cyber incidents, an annual cyber tabletop exercise and incident preparedness, supplier management, security awareness training, cybersecurity personnel/staffing and a cyber threat assessment. The board also reviews the chief compliance officer’s quarterly report, which includes information regarding data security incidents that meet the risk criteria for inclusion in the report. Through this reporting process, our board oversees our information security program and risks related thereto. As discussed above, strong risk management is a critical part of our business. See “Risk Management.”
Our board of directors, in coordination with our risk committee, has primary responsibility for overseeing information technology and information security systems, processes, policies and risk management and the effectiveness of security controls. Our risk committee assists our board of directors in its oversight responsibilities relating to our risk management policies and the related risk profile, including, but not limited to, those associated with our insurance business and investment portfolios, including information technology risk and any other risk that poses a material threat to the viability of our company. Our risk committee reviews and oversees the control, management and mitigation processes relating to our risk management policies and risk appetite, including monitoring our risk culture and adherence to our risk limits. In the event that the risk committee identifies significant risk exposures, including with respect to cybersecurity, it will present such exposure to our board of directors to assess our risk identification, risk management and mitigation strategies. See “Management — Risk Committee.”
Investment Portfolio
After this offering, we expect oversight and management of our investment portfolio and compliance with our investment policy will continue to be delegated by our board of directors to our Parent’s investment committee and chief investment officer. Under the terms of our investment management agreement, the Company is charged a fee by our Parent. The total investment expenses paid to our Parent were $5.2 million and $4.1 million for the years ended December 31, 2020 and 2019, respectively. See Note 11 to our audited consolidated financial statements for further information. The Parent provides investment management services to us under the Shared Services Agreement. Please see “Related Party Transactions—Relationship with Our Parent—Shared Services Agreement" for a summary of the material terms of the Shared Services Agreement.
In addition, for certain asset classes, we utilize external asset management. In the future, we may choose to more broadly engage external asset managers. Our senior management team along with our board of directors review investment performance and strategy on a periodic basis. As of December 31, 2020, the fair value of our investment portfolio was $5.0 billion of fixed maturity assets, of which 98% was rated as investment grade. We also had an additional $453 million of cash and cash equivalents as of December 31, 2020. The primary objectives of managing the investment portfolio are to preserve capital, generate investment income and maintain sufficient liquidity to cover our operating expenses and pay future insurance claims. Investment strategies are implemented emphasizing fixed income, low volatility, highly liquid assets to meet expected and unexpected financial obligations while enhancing risk adjusted, after-tax yields. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Portfolio.”
Our board approved investment policy utilizes defined investment guidelines such as, but not limited to, asset sector, single issuer concentration, and credit ratings to ensure compliance with risk management limits, regulatory requirements, and applicable laws. Further, the policy seeks to restrict assets correlated with the residential mortgage market. Asset class mix and risks are regularly evaluated in the context of current and future capital market conditions, liability profiles, and return objectives. The investment portfolio is regularly stress tested to evaluate its ability to meet unexpected liquidity needs due to elevated liabilities. Our investment policies and strategies are subject to change depending on regulatory, economic and market conditions, as well as our prevailing operating objectives; however, we have made no changes to our investment strategies as a result of COVID-19.
For more information regarding our investment portfolio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Investment Portfolio.”
Properties
We are currently leasing our home office in Raleigh, North Carolina, which consists of approximately 130,000 square feet. The lease is set to expire on December 31, 2027. Additionally, we lease a second office in Washington, D.C. consisting of approximately 2,022 square feet. That lease is set to expire on November 12, 2022. We believe our current facilities are adequate for our current needs and that suitable additional or alternative space will be available as and when needed.
Human Capital Management and Employees
We take a holistic approach to human capital management, including attracting and retaining talent with comprehensive benefits and compensation packages, providing professional development and learning opportunities, facilitating access to dedicated resources that foster an equitable and inclusive environment and encouraging a sincere commitment to community service and involvement. As of June 30, 2021, we had approximately 500 full-time employees, all of whom work in the United States. Of those employees, 56% are located in our Raleigh, North Carolina office and the remaining 44% are in the field, predominantly working in sales and underwriting. We supplement our workforce, as needed, with independent contractors. Our employees and contractors are equipped to work on a remote basis. None of our employees are represented by a union or subject to a collective servicing agreement and management believes that our relationship with our employees is good.
As the severity of COVID-19 started to unfold at the beginning of 2020, our response included the implementation of policies to protect our employees. In early March 2020, we closed our offices and implemented a complete work from home policy which will remain in place until at least January 2022. To further support our employees, we are also providing additional financial, health and wellness resources, as well as a flexible work schedule to allow employees additional time for selfcare and the care of family members during the crisis.
Legal Proceedings
We are not subject to any pending material legal proceedings.

REGULATION
General
Our insurance operations are generally subject to extensive oversight and a wide variety of laws and regulations. State insurance laws and regulations govern most aspects of our insurance business, and are enforced by the insurance departments of each jurisdiction in which our insurers are licensed, with the NCDOI being the lead regulator for our North Carolina domiciled insurers. Our insurance products and business also are affected by federal, state and local laws, including tax laws.
The primary purpose of the state insurance laws and regulations regulating our insurance business is to protect our insureds, not our stockholders. These laws and regulations are regularly re-examined by state regulators and any changes to these laws or new laws may be more restrictive or otherwise adversely affect our operations.
Insurance and other regulatory authorities (including state law enforcement agencies and attorneys general) may make inquiries regarding compliance with insurance, securities and other laws and regulations, and we cooperate with such inquiries and take corrective action when warranted.
United States Insurance Regulation
Our insurance subsidiaries are licensed and regulated in all jurisdictions in which they conduct insurance business. The extent of this regulation varies, but state insurance laws and regulations generally grant both broad and specific regulatory powers to agencies or officials to examine the affairs of our insurance subsidiaries and to enforce statutes and administrative rules or exercise discretion affecting almost every aspect of their businesses. For example, state insurance laws and regulations typically govern the financial condition of insurers, including standards for solvency, types and concentrations of permissible investments, establishment and maintenance of reserves, credit for reinsurance, requirements for capital adequacy, and the business conduct of insurers, including marketing, sales practices, and claims handling. State insurance laws and regulations also usually require the licensing of insurers and agents, and the approval of policy forms and rates. In addition, states may require actuarial justification of rates on the basis of the insurer’s loss experience, expenses and future projections.
Mortgage guaranty insurance premium rates and policy forms are subject to regulation in every jurisdiction in which our insurance subsidiaries are licensed to transact business in order to protect policyholders against the adverse effects of excessive, inadequate or unfairly discriminatory rates. In most jurisdictions, premium rates and policy forms must be filed prior to their use. In some states, such rates and forms must also be approved prior to use. Changes in premium rates are often subject to justification, generally on the basis of loss experience, expenses and future trend analysis. In addition, jurisdictions may consider general default experience in the mortgage insurance industry in assessing the premium rates charged by mortgage guaranty insurers. The state insurance laws and regulations of general applicability, along with certain additional state insurance laws and regulations that are applicable specifically to mortgage guaranty insurers, are described below.
Insurance Holding Company Regulation
Certain of our insurance subsidiaries are subject to the Insurance Holding Company Act in North Carolina and are required to furnish various types of information concerning the operations of, and the interrelationships and transactions among, companies within our holding company system that may affect the operations, management or financial condition of the insurers within such holding company system. Under state insurance laws and regulations, our insurance subsidiaries must file reports, including detailed annual and quarterly financial statements, with the insurance regulator in North Carolina and the NAIC, and our operations and accounts are subject to periodic or target examination by any insurance regulator of a jurisdiction in which we conduct business. Mortgage guaranty insurers generally are limited by state insurance laws and regulations to directly writing only mortgage guaranty insurance business to the exclusion of other types of insurance.

State insurance laws and regulations also regulate transactions between insurers and their affiliates, sometimes mandating prior notice to the regulator and/or regulatory approval. Generally, state insurance laws and regulations require that all transactions between an insurer and an affiliate be fair and reasonable, and that the insurer’s statutory surplus following such transaction be reasonable in relation to its outstanding liabilities and adequate to its financial needs. Certain transactions may not be entered into unless the applicable regulator is given 30 days’ prior notification and does not disapprove the transaction during such 30-day period.
State insurance laws and regulations also require that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Finally, most jurisdictions have adopted insurance laws or regulations setting forth detailed requirements for cost sharing and management agreements between an insurer and its affiliates.
State insurance laws and regulations require that a person obtain the approval of the insurance commissioner of an insurer’s domiciliary jurisdiction prior to acquiring control of such insurer. Control of an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurer or any parent entity; although such presumption may be rebutted. In considering an application to acquire control of an insurer, the insurance commissioner generally considers factors such as the experience, competence and financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management and operation of the insurer, and any anti-competitive results that may arise from the acquisition. Most jurisdictions also now require a person seeking to acquire control of an insurer licensed but not domiciled in that jurisdiction to make a filing prior to completing an acquisition if the acquirer and its affiliates and the target insurer and its affiliates have specified market shares in the same lines of insurance in that jurisdiction. These provisions may not require acquisition approval but can lead to imposition of conditions on an acquisition that could delay or prevent its consummation. In certain situations, state insurance laws and regulations also require that a controlling person of an insurer submit prior notice to the insurer’s domiciliary insurance regulator of a divestiture of control. Similarly, with respect to our contract underwriting entity, Genworth Financial Services, Inc., prior approval from state banking commissioners is required in some jurisdictions prior to acquiring control of our contract underwriting entity, which is licensed or has an approved license exemption in most states.
Our insurance subsidiaries’ payment of dividends or other distributions to our holding company is regulated by the state insurance laws and regulations of their respective domiciliary states. Our insurance subsidiaries may pay dividends only from unassigned surplus; payments made from sources other than unassigned surplus, such as paid-in and contributed surplus, are categorized as distributions. Our insurance subsidiaries must deliver notice to the Commissioner of any dividend or distribution within 5 business days after declaration of the dividend or distribution, and at least 30 days before payment thereof. No dividend may be paid until 30 days after the Commissioner has received notice of the declaration thereof and (i) has not within that period disapproved the payment or (ii) has approved the payment within the 30-day period. Any distribution, regardless of amount, requires that same 30-day notice to the Commissioner, but also requires the Commissioner’s affirmative approval before being paid.
Under the insurance laws of the State of North Carolina, an “extraordinary” dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of: (i) 10% of the insurer’s statutory surplus as of the immediately prior year end; or (ii) the statutory net income (loss) during the prior calendar year.
In addition, insurance regulators may prohibit the payment of ordinary dividends and distributions or other payments by our insurers (such as a payment under a tax sharing agreement for employment or other services) if they determine that such payment could be adverse to our policyholders or would not be fair and reasonable to the insurer.
NAIC
The NAIC is an organization, the mandate of which is to benefit state insurance regulatory authorities and consumers by promulgating model insurance laws and regulations for adoption by the states. The NAIC also provides standardized insurance industry accounting and reporting guidance through the NAIC Accounting Manual. However, model insurance laws and regulations are only effective when adopted by the states, and SAP continue to be established by individual state laws, regulations and permitted practices. Changes to the NAIC Accounting Manual or modifications by the various state insurance departments may affect the statutory capital and surplus of our insurance subsidiaries.
The NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”). The ORSA Model Act requires an insurance holding company system’s chief risk officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report (the “ORSA Report”). The ORSA Report is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. Most states, including North Carolina have adopted the ORSA Model Act. Under the ORSA Model Act, our insurance subsidiaries are required to:
•regularly, no less than annually, assess the adequacy of our insurance subsidiaries’ risk management framework, and current and estimated projected future solvency position;
•internally document the process and results of the assessment; and
•provide a confidential high-level ORSA Report annually to the lead state commissioner if the insurer is a member of an insurance group and make such report available, upon request, to other domiciliary state regulators within the holding company group.
The NAIC has adopted several model laws and regulations as part of its now completed Solvency Modernization Initiative. For example, the NAIC adopted the Corporate Governance Annual Disclosure Model Act and the Corporate Governance Annual Disclosure Model Regulation (the “Corporate Governance Model Act and Regulation”), that would require insurers to disclose detailed information regarding their governance practices. The Corporate Governance Annual Disclosure Model Act (as opposed to the corresponding regulation) has been adopted in North Carolina. In addition, the NAIC adopted amendments to the insurance holding company model act and regulations (the “NAIC Holding Company Amendments”) that would authorize United States regulators to, among other items, lead or participate in the group-wide supervision of certain international insurance groups. North Carolina has adopted a version of the NAIC Holding Company Amendments.
Examinations
State insurance laws and regulations govern the marketplace for insurers, affecting the form and content of disclosure to insureds, advertising, sales and underwriting practices and complaint and claims handling, and these provisions are generally enforced through periodic or target market conduct examinations. State insurance departments may conduct periodic or target detailed examinations of the books, records, accounts and business practices of insurers licensed in their states. These examinations are sometimes conducted in cooperation with insurance departments of multiple other states or jurisdictions representing each of the NAIC zones, under guidelines promulgated by the NAIC.
Past regulatory examinations and inquiries have not resulted, and are not expected to result, in a material adverse effect on us or our insurance subsidiaries’ financial position or results of operations. The most recent financial examination report of GMICO completed by the NCDOI was issued in January 2018 covering the period of January 2, 2012 through December 31, 2016 and any material transactions and events subsequent to the examination date and noted during the course of the exam. The examination report is available to the public.
Accounting Principles
State insurance regulators developed SAP as a basis of accounting used to monitor and regulate the solvency of insurers. Since insurance regulators are primarily concerned with ensuring an insurer’s ability to pay its current and future obligations to policyholders, statutory accounting conservatively values the assets and liabilities of insurers, generally in accordance with standards specified by such insurer’s domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and are generally adopted by regulators in the various state jurisdictions. Due to differences in methodology between SAP and U.S. GAAP, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with U.S. GAAP are often materially different from those reflected in financial statements prepared under SAP.
Market Conduct
State insurance laws and regulations govern the marketplace activities of insurers, affecting the form and content of disclosure to consumers, advertising, product replacement, sales and underwriting practices, and complaint and claims handling, and these provisions are generally enforced through periodic market conduct examinations. Our insurance subsidiaries are not currently undergoing market conduct reviews in any states.
Investments
State insurance laws and regulations require diversification of our insurance subsidiaries’ investment portfolio and limit the proportion of, or in some cases totally prohibit, investments our insurance subsidiaries may hold in different asset categories. Assets invested contrary to such regulatory limitations must be treated as non-admitted assets for assessing an insurer’s solvency unless a waiver is given by the insurer’s domestic insurance regulator, and, in some instances, regulations require divestiture of such non-complying investments. We believe our insurance subsidiaries’ investments are in compliance with these state insurance laws and regulations or are subject to any applicable waivers.
Capital and Surplus Requirements
Insurance regulators have the discretionary authority, in connection with maintaining the licensing of our insurance subsidiaries, to limit or restrict insurers from issuing new policies, or to take other actions, if, in the regulators’ judgment, the insurer is not maintaining a sufficient amount of surplus or reserves, or is in a hazardous financial condition. We seek to maintain new business and capital management strategies to support meeting related regulatory requirements.
Mortgage Guaranty Insurance Capital and Surplus Requirements. Mortgage guaranty insurers are not subject to the NAIC’s RBC requirements but certain states impose other forms of capital requirements on mortgage guaranty insurers, requiring maintenance of a RTC ratio not to exceed 25:1. Policyholder position is defined as surplus as regards policyholders plus contingency reserves, less ceded reinsurance. In this prospectus, we show policyholder position as statutory capital. We had a combined RTC ratio of approximately 12.1:1 and 12.2:1 as of December 31, 2020 and 2019, respectively. The current regulatory framework of the NCDOI used to calculate our RTC ratio differs from the capital requirements of the GSEs. See “—Agency Qualification Requirements.”
The NAIC is in the process of reviewing the minimum capital and surplus requirements for mortgage insurers and considering changes to the MGI Model, revisions to Statement of Statutory Accounting Principles No. 58—Mortgage Guaranty Insurance and the development of a mortgage guaranty supplemental filing. In late 2019 and early 2021, the MGIWG released exposure drafts of the revised MGI Model, including new proposed mortgage guaranty insurance capital requirements for mortgage insurers, and the mortgage guaranty supplemental filing, which currently remains under development. The process for developing this framework is ongoing, and the outcome of this process remains uncertain. At this time, we cannot predict (i) the outcome of this process; (ii) which states, if any, may adopt the MGI Model; (iii) the effect changes, if any, will have on the mortgage guaranty insurance market generally, or on our business specifically; (iv) the additional costs associated with compliance with any such changes; or (v) any changes to our operations that may be necessary to comply, any of which could have a material adverse effect on our business, results of operations and financial condition. We also cannot predict whether other regulatory initiatives will be adopted and what impact, if any, such initiatives, if adopted as laws, may have on our business, results of operations and financial condition.
Group Capital Requirements. The NAIC and international insurance regulators, including the International Association of Insurance Supervisors (“IAIS”), have developed group capital standards. The NAIC developed a group capital calculation (“GCC”) tool using an RBC aggregation methodology for all entities within the insurance holding company system, including non-United States entities. The GCC provides regulators with an additional tool for conducting group-wide supervision and enhances transparency into how capital is allocated. In December 2020, the NAIC also adopted the GCC Template and Instructions as well as amendments to the Holding Company System Model Act and Regulation to require, subject to certain exceptions, the ultimate controlling person of every insurer subject to the holding company registration requirement to file an annual group capital calculation with its lead state; however, the template and instructions are currently undergoing revisions by the NAIC’s Group Capital Calculation (E) Working Group as the working group conducts a trial implementation of the GCC with volunteer insurer groups in 2021. The NAIC has stated that the calculation will be a regulatory tool and does not constitute a requirement or standard, but there can be no guarantee that will remain the case. The amendments to the Holding Company System Model Act and Regulation, which implement the annual filing requirement for the GCC, now have to be adopted by state legislatures in order to become effective. See also “Risk Factors— Risks Relating to Regulatory Matters—We are subject to minimum statutory capital requirements that, if not met or waived, would result in restrictions or prohibitions on our doing business and could have a material adverse impact on our business, results of operations and financial condition.”
The IAIS spent several years developing a risk-based global insurance capital standard (“ICS”) based upon 10 key principles, which will apply to internationally active insurance groups. While we currently only write in the United States, we are part of the broader group of insurance companies of our Parent. The IAIS adopted a revised version of the ICS in 2019 and it began a five-year monitoring period in 2020 prior to final implementation. It is unclear how the development of group capital measures by the NAIC and IAIS will interact with existing capital requirements for insurance companies in the United States and with international capital standards. It is possible that the broader Genworth group may be required to hold additional capital as a result of these developments.
Reserves
State insurance laws and regulations require our insurance subsidiaries to establish a special statutory contingency reserve reflected in their statutory financial statements to provide for payable claims and other expenses and purposes in the event of significant economic declines. Annual additions to the statutory contingency reserve must equal 50% of net earned premiums as defined by state insurance laws and regulations. These contingency reserves generally are held until the earlier of (i) 10 years after which such amounts can be released into surplus or (ii) when loss ratios exceed 35% in which case, the amount above 35% can be released under certain circumstances, although regulators have granted discretionary releases from time to time. However, approval by the NCDOI is required for contingency reserve releases when loss ratios exceed 35%. The establishment of the statutory contingency reserve is funded by premiums that would otherwise generate net earnings that would be reflected in policyholder surplus. This deferral of premiums into the contingency reserve limits our insurance subsidiaries’ ability to pay dividends to stockholders until those contingency reserves are released back into surplus. Our insurance subsidiaries’ statutory contingency reserve was approximately $2,518 million and $2,032 million as of December 31, 2020 and 2019, respectively.

Dodd-Frank Act and Other Federal Initiatives
Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. From time to time, federal measures are proposed that may significantly affect the insurance business. These areas include financial services regulation, securities regulation, derivatives regulation, pension regulation, money laundering, privacy regulation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed in recent years.
The Dodd-Frank Act made extensive changes to the laws regulating financial services firms and required various federal agencies to adopt a broad range of new implementing rules and regulations.
The Dodd-Frank Act prohibits a creditor from making a residential mortgage loan unless the creditor makes a reasonable and good faith determination that, at the time the loan is consummated, the consumer has a reasonable ability to repay the loan. In addition, the Dodd-Frank Act created the CFPB, which regulates certain aspects of the offering and provision of consumer financial products or services but not the business of insurance. Certain rules and regulations established by the CFPB require mortgage lenders to demonstrate that they have effectively considered the consumer’s ability to repay a mortgage loan, establish when a mortgage may be classified as a QM and determine when a lender is eligible for a safe harbor as a presumption that the lender has complied with the ability-to-repay requirements. The regulations include the QM Patch for mortgages that comply with certain prohibitions and limitations and meet the GSE underwriting and product guidelines. Mortgages that meet these requirements are deemed to be QMs. The QM Patch permits loans that exceed a DTI ratio of 43% to be eligible for QM status. Many of the loans that qualify under the QM Patch require credit enhancement, of which private mortgage insurance is the predominate form of coverage. On December 29, 2020, the CFPB promulgated two final rules amending the QM Rule: (i) the Amended QM Rule and (ii) the Seasoned QM Final Rule. The effective date of both rules was March 1, 2021, with a mandatory compliance date for the Amended QM Rule of July 1, 2021. However, on February 23, 2021, the CFPB published a statement entitled “Statement on Mandatory Compliance Date of General QM Final Rule and Possible Reconsideration of General QM Final Rule and Seasoned QM Final Rule” in which it announced the CFPB was considering rulemaking to reconsider the Amended QM Rule and the Seasoned QM Final Rule and would also propose a rule to delay the July 1, 2021 mandatory compliance date of the Amended QM Rule. On April 27, 2021, the CFPB promulgated a final rule delaying the mandatory compliance date of the Amended QM Rule until October 1, 2022 and noting that the Amended QM Rule and Seasoned QM Final Rule would be reconsidered at a later time. As provided under the final rule, the prior 43% DTI-based QM Rule definition, the new price-based (APOR) definition and the QM Patch will all remain available to lenders for loan applications received prior to October 1, 2022. However, on April 8, 2021, Fannie Mae issued Lender Letter 2021-09 and Freddie Mac issued Bulletin 2021-13 stating that due to the requirements of the PSPAs they would only acquire loans that meet the new price-based (APOR) definition set forth under the Amended QM Rule for applications received on or after July 1, 2021. We believe that loans which previously qualified under the 43% DTI-based QM Rule definition and the QM Patch will continue to qualify under the new price-based (APOR) definition and therefore we expect little impact from this change.
The Dodd-Frank Act also established a Financial Stability Oversight Council (“FSOC”), which is authorized to subject non-bank financial companies, which may include insurance companies, deemed systemically significant to stricter prudential standards and other requirements and to subject such companies to a special orderly liquidation process outside the federal Bankruptcy Code, administered by the FDIC. There are currently no such companies designated as systematically significant by the FSOC. We have not been, nor do we believe we will be, designated as systemically significant by FSOC. FSOC’s potential recommendation of measures to address systemic financial risk could affect our insurance operations. A future determination that we are systemically significant could impose significant burdens on us, impact the way we conduct our business, increase compliance costs, duplicate state regulation and result in a competitive disadvantage.

The Dodd-Frank Act established a Federal Insurance Office (“FIO”) within the Treasury Department. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office performs various functions with respect to insurance, including serving as a non-voting member of the FSOC and making recommendations to the FSOC regarding insurers to be designated for more stringent regulation.
On May 24, 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act (“Reform Act”) was signed into law. In addition to the other provisions, the Reform Act also directs the Director of FIO and the Board of Governors of the Federal Reserve to support increased transparency at global insurance or international standard-setting regulatory or supervisory forums, and to achieve consensus positions with the states through the NAIC prior to taking a position on any insurance proposal by a global insurance regulatory or supervisory forum. We cannot predict the effect of all the regulations or legislation adopted under the Dodd-Frank Act or the Reform Act, the effect such legislation or regulations will have on financial markets generally, or on our business specifically, the additional costs associated with compliance with such regulations or legislation, or any changes to our operations that may be necessary to comply with the Dodd-Frank Act and the regulations thereunder, any of which could have a material adverse effect on our business, results of operations, cash flows or financial condition. We also cannot predict whether other federal initiatives will be adopted or what impact, if any, such initiatives, if adopted as laws, may have on our business, financial condition or results of operations.
Agency Qualification Requirements
As the largest purchasers of conventional mortgage loans, and therefore, the main beneficiaries of private mortgage insurance, the GSEs impose eligibility requirements that private mortgage insurers must satisfy in order to be approved to insure loans purchased by the GSEs. Effective December 31, 2015, each GSE adopted the original PMIERs, which set forth operational and financial requirements that mortgage insurers must meet in order to remain eligible. On September 27, 2018, the GSEs issued revisions to the PMIERs, which became effective March 31, 2019. The PMIERs aim to ensure that approved insurers possess the financial and operational capacity to serve as strong counterparties to the GSEs throughout various market conditions. The PMIERs are comprehensive, covering virtually all aspects of the business and operations of a private mortgage insurer of GSE loans, including internal risk management and quality controls, our relationship with the GSEs and our financial condition. The PMIERs contain extensive requirements related to the conduct and operations of our mortgage insurance business, including requirements in areas such as claim processing, loss mitigation, document retention, underwriting, quality control, reporting and monitoring, among others. In addition, the PMIERs prohibit private mortgage insurers from engaging in certain activities such as insuring loans originated or serviced by an affiliate (except under certain circumstances) and require private mortgage insurers to obtain the prior consent of the GSEs before taking certain actions, which may include entering into various intercompany agreements and commuting or reinsuring risk, among others. As of December 31, 2020, we met the PMIERs financial and operational requirements, based in part on our entry into a series of reinsurance transactions, and currently hold a reasonable amount in excess of the financial requirements.
The PMIERs include financial requirements for mortgage insurers under which a mortgage insurer’s “Available Assets” (generally only the most liquid assets of an insurer) must meet or exceed “Minimum Required Assets” (which are based on an insurer’s RIF and are calculated from tables of factors with several risk dimensions and are subject to a floor amount) and otherwise generally establish when a mortgage insurer is qualified to issue coverage that will be acceptable to the respective GSE for acquisition of high LTV mortgages. The GSEs may amend or waive PMIERs at their discretion, impose additional conditions or restrictions on us and also have broad discretion to interpret PMIERs, which could impact the calculation of our “Available Assets” and/or “Minimum Required Assets”.
The operational PMIERs requirements include standards that govern the relationship between the GSEs and approved insurers and are designed to ensure that approved insurers operate under uniform guidelines, such as claim processing timelines. They include quality control requirements that are designed to ensure that approved insurers have a strong internal risk management infrastructure and senior management oversight.
On June 29, 2020, the GSEs issued the PMIERs Amendment. In September 2020, the GSEs issued an amended and restated version of the PMIERs Amendment that clarified Section I (Risk-Based Required Asset Amount Factors), which became effective retroactively on June 30, 2020, and includes a new Section V (Delinquency Reporting), which became effective on December 31, 2020. The PMIERs Amendment implemented both permanent and temporary revisions to PMIERs. On December 4, 2020, the GSEs issued a revised and restated version of the PMIERs Amendment that revised and replaced the version issued in September 2020. The December 4, 2020 version extended the application of reduced PMIERs capital factors to each non-performing loan that has an initial missed monthly payment occurring on or after March 1, 2020 and prior to April 1, 2021 and capital preservation period from March 31, 2021 to June 30, 2021. On June 30, 2021, the GSEs issued a revised and restated version of the PMIERs Amendment that replaced the version issued on December 4, 2020. The June 30, 2021 version allows loans that enter a forbearance plan due to a COVID-19 hardship on or after April 1, 2021 to remain eligible for extended application of the reduced PMIERs capital factor for as long as the loan remains in forbearance. The June 30, 2021 version also imposed temporary capital preservation provisions through December 31, 2021 that require an approved insurer to meet certain PMIERs minimum required asset buffers (150% in the third quarter of 2021 and 115% in the fourth quarter of 2021) or otherwise obtain prior written GSE approval before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing agreements, even if such insurer had a surplus of available assets. For loans that became non-performing due to a COVID-19 hardship, PMIERs was permanently amended with respect to each non-performing loan that (i) has an initial missed monthly payment occurring on or after March 1, 2020 and prior to April 1, 2021 or (ii) is subject to a forbearance plan granted in response to a financial hardship related to COVID-19, the terms of which are materially consistent with terms of forbearance plans offered by the GSEs. The risk-based required asset amount factor for the non-performing loan will be the greater of (a) the applicable risk-based required asset amount factor for a performing loan were it not delinquent, and (b) the product of a 0.30 multiplier and the applicable risk-based required asset amount factor for a non-performing loan. In the case of (i) above, absent the loan being subject to a forbearance plan described in (ii) above, the 0.30 multiplier will be applicable for no longer than three calendar months beginning with the month in which the loan became a non-performing loan due to having missed two monthly payments. Loans subject to a forbearance plan described in (ii) above include those that are either in a repayment plan or loan modification trial period following the forbearance plan unless reported to the approved insurer that the loan is no longer in such forbearance plan, repayment plan, or loan modification trial period. In addition, the PMIERs Amendment imposed permanent revisions to the risk-based required asset amount factor for non-performing loans for properties located in future FEMA-Declared Major Disaster Areas eligible for individual assistance.
Under PMIERs, we are subject to these operational and financial requirements. Each approved mortgage insurer is required to provide the GSEs with an annual certification and a quarterly report as to its compliance with PMIERs. As of June 30, 2021, we had estimated available assets of $4,926 million against $2,985 million net required assets under PMIERs compared to available assets of $4,588 million against $3,359 million net required assets as of December 31, 2020. The sufficiency ratio as of June 30, 2021 was 165% or $1,941 million above the published PMIERs requirements, compared to 137% or $1,229 million above the published PMIERs requirements as of December 31, 2020, which was above the requirement imposed by the GSE Restrictions that require us to maintain a PMIERs sufficiency ratio of 115% in 2021. For information with respect to higher PMIERs sufficiency ratios in future periods as a result of the GSE Restrictions, see “Risk Factors —Risks Relating to Our Business— If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”

In addition, our PMIERs required assets as of December 31, 2020 benefited from the application of a 0.30 multiplier applied to the risk-based required asset amount factor for certain non-performing loans.
In their respective letters approving credit for reinsurance against PMIERs financial requirements, the GSEs require our mortgage insurance subsidiary to maintain a maximum statutory RTC ratio of 18:1 or they reserve the right to reevaluate the amount of PMIERs credit for reinsurance and other CRT transactions available under PMIERs indicated in their approval letters. Freddie Mac has also imposed additional requirements on our option to commute these reinsurance agreements. Both GSEs reserved the right to periodically review the reinsurance transactions for treatment under PMIERs.
In connection with the COVID-19 pandemic, on September 30, 2020, GMICO entered into the Master Policy Alternatives Agreement, pursuant to which GMICO agreed to temporarily waive or grant alternatives, extensions and flexibilities around various requirements included in certain policies owned by the GSEs. The Master Policy Alternatives Agreement became effective on September 30, 2020 and was terminated on July 31, 2021. The Master Policy Alternatives Agreement included several provisions aimed at avoiding claim denial and cancellation of coverage resulting from the COVID-19 pandemic. In addition, pursuant to the Master Policy Alternatives Agreement, the GSEs provided monthly reports regarding which loans participate in forbearance plans granted in response to a COVID-19 hardship.
In September 2020, subsequent to the issuance of our 2025 Senior Notes, the GSEs imposed the GSE Restrictions with respect to capital on our business. In May 2021, in connection with their conditional approval of the consummation of this offering, the GSEs confirmed the GSE Restrictions will remain in effect until the following collective GSE Conditions are met: (i) GMICO obtains a “BBB+”/“Baa1” (or higher) rating from Standard & Poor’s, Moody’s or Fitch for two consecutive quarters and (ii) our Parent achieves a debt leverage ratio (excluding U.S. life business equity) that is less than 25% and a cash coverage ratio that is at least 2.5 for two consecutive quarters. Prior to the satisfaction of the GSE Conditions, the GSE Restrictions require (a) GMICO to maintain 115% of PMIERs Minimum Required Assets through 2021, 120% during 2022 and 125% thereafter (unless our Parent directly or indirectly owns 70% or less of our common stock by December 31, 2021, in which case the GSE Restrictions require GMICO to maintain 115% of PMIERs Minimum Required Assets through 2022, 120% during 2023 and 125% thereafter), (b) the Company to retain available liquidity the greater of either 13.5% of outstanding EHI debt or $300 million of its holding company cash that can be drawn down exclusively for Company debt service or to contribute to GMICO to meet its regulatory capital needs including PMIERs and (c) prior written approval must be received from the GSEs before any additional debt issuance by either GMICO or the Company. In addition, GMICO is not permitted to make any dividends or distributions that would cause the PMIERs Available Assets to fall below the PMIERs Minimum Required Assets percentages set forth in clause (a) above. In addition, in calculating PMIERs Available Assets relative to any dividend or distribution, PMIERs Available Assets shall be calculated consistent with the capital preservation provisions of the PMIERs Amendment, and any amendments thereto. We distributed $437 million of the net proceeds from the 2025 Senior Notes to GHI at the closing of the offering of our 2025 Senior Notes. Thereafter, our Parent repaid debt maturities in an amount equal to the net proceeds of the offering of our 2025 Senior Notes (less certain amounts held back to fund interest payments and offering costs and expenses). In March 2021, our Parent sold all of its common shares in GMA, which resulted in a mandatory payment of approximately £176 million, including £2 million of interest, under the Promissory Note entered into in connection with the AXA Settlement, leaving a balance owed of approximately £249 ($344 million), which is subject to increase. See "Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our Parent's indebtedness and potential liquidity constraints may negatively affect us." Until the GSE Conditions are met, EHI’s liquidity must not fall below 13.5% of its outstanding debt. Currently, our Parent expects to indirectly own at least 80% of EHI common stock following the consummation of this offering. However, if our Parent no longer owns directly or indirectly 50% or more of our common stock, Fannie Mae agreed to reconsider the GSE Restrictions. In addition, in the event that the Parent were to hold less than 80% of our common stock by either voting power or value, we would cease to be a member of the Genworth Consolidated Group and may be required to make a payment to the Parent in respect of tax benefits for which we received credit under the Tax Allocation Agreement, but which had not been utilized by the Genworth Consolidated Group at such time. These tax benefits would be available to reduce our tax liabilities in periods after we leave the Genworth Consolidated Group, subject to any applicable limitation that may apply with respect to such period or tax benefit.
Although we expect we will continue to retain our eligibility status with the GSEs, there can be no assurance these conditions will continue. See “Risk Factors—Risks Relating to Regulatory Matters—If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Conditions.”
Other Federal Regulation
We and other private mortgage insurers are impacted by federal regulation of residential mortgage transactions with respect to mortgage originators and lenders, purchasers of mortgage loans such as Fannie Mae and Freddie Mac, and governmental insurers such as the FHA and the VA. Mortgage origination and servicing transactions are subject to compliance with various state and federal laws, including RESPA, HOPA, FCRA, the Fair Housing Act, the Truth In Lending Act, the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”), the Dodd-Frank Act and others, including those discussed in this section. Among other things, these laws and their implementing regulations prohibit payments for referrals of settlement service business, require fairness and non-discrimination in granting or facilitating the granting of insurance, govern the circumstances under which companies may obtain and use consumer credit information, and provide for other consumer protections. Additionally, changes in federal housing legislation and other laws and regulations that affect the demand for private mortgage insurance may have a material effect on private mortgage insurers. For example, in December 2020, the FHFA promulgated the Enterprise Capital Framework that imposes a new capital framework on the GSEs, including risk-based and leverage capital requirements and buffers in excess of regulatory minimums that can be drawn down in periods of financial stress. This rule is part of the process to potentially end the conservatorships of the GSEs. The final rule could cause the GSEs to increase their guarantee pricing in order to meet the new capital requirements. Legislation or regulation that changes the role of the GSEs or ends conservatorships of the GSEs could have a material adverse effect on our business. Likewise, any legislation or regulation that increases the number of people eligible for FHA or VA mortgages could have a materially adverse effect on our ability to compete with the FHA or the VA. See “—Risks Relating to Our Business—Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition.”
Federal Laws
RESPA applies to most residential mortgages insured by private mortgage insurers. Mortgage insurance is considered a “settlement service” for purposes of loans subject to RESPA. Subject to limited exceptions, RESPA precludes us from providing services to mortgage lenders or other settlement service providers free of charge, charging fees for services that are lower than their reasonable or fair market value, and paying fees for services that others provide that are higher than their reasonable or fair market value. In addition, RESPA prohibits persons from giving or accepting any portion or percentage of a charge for a real estate settlement service, other than for services actually performed. Although many states prohibit mortgage insurers from giving rebates, RESPA has been interpreted to cover many non-fee services as well. Mortgage insurers and their customers are subject to the possible sanctions of this law, which may be enforced by the CFPB, state insurance departments, state attorneys general and other enforcement authorities.

HOPA provides for the automatic termination, or cancellation upon a borrower’s request, of the borrower’s obligation to pay for private mortgage insurance upon satisfaction of certain conditions. HOPA applies to owner-occupied residential mortgage loans regardless of lien priority and to BPMI closed after July 29, 1999. HOPA requires lenders to automatically terminate a borrower’s obligation to pay for mortgage insurance coverage once the LTV ratio reaches 78% of the original value. A borrower generally may also request cancellation of mortgage insurance from their lender once the actual payments reduce the loan balance to 80% of the home’s original value. For borrower-initiated cancellation of mortgage insurance, the borrower must have a “good payment history” as defined by HOPA.
FCRA imposes restrictions on the permissible use of credit report information and requires mortgage insurance companies to provide “adverse action” notices to consumers in the event an application for mortgage insurance is declined or offered at less than the best available rate for the loan program applied for due to information contained in a consumer’s credit report. There has been past class action litigation over these FCRA adverse action notices involving the mortgage insurance industry, including court-approved settlements.
The Fair Housing Act generally prohibits discrimination in the terms, conditions or privileges in residential real estate-related transactions on the basis of race, color, religion, sex, familial status or national origin. Numerous courts have held that the Fair Housing Act prohibits discriminatory insurance practices. In addition, both the Department of Justice (the “DOJ”) and the CFPB have pursued claims under the Fair Housing Act on a disparate impact theory as well. There has been litigation over the Fair Housing Act involving other mortgage insurers, resulting in some cases in court-approved settlements.
Mortgage Servicing Rules
The CFPB Servicing Rule established servicer requirements for handling loans that are in default, handling escrow accounts, responding to borrower assertions of error, and loss mitigation in the event that a borrower defaults. A provision of the required loss mitigation procedures prohibits a loan holder or servicer from commencing foreclosure until 120 days after the borrower’s delinquency. Since 2014, the CFPB has clarified those rules through subsequent rulemakings and provided guidance on how servicers must apply them in certain circumstances, including recent clarifications as a result of COVID-19.
On March 27, 2020, the CARES Act was signed into law. On April 3, 2020, the CFPB, the National Credit Union Administration, the Federal Banking Agencies and the Conference of State Bank Supervisors issued a joint statement to clarify existing flexibility in the mortgage servicing rules that servicers can use to help consumers during the COVID-19 emergency, including those applicable to mortgage forbearance options under the CARES Act. The joint statement addresses flexibility around required notices from servicers and the existing requirements related to continuity of contact and reasonable diligence steps required when the forbearance ends. This guidance could reduce claims and mitigate losses, but may also contribute to delays in foreclosure and have an adverse impact on resolution of claims with respect to the servicing of mortgage loans covered by our insurance policies.
The CARES Act provides financial assistance for businesses and individuals and targeted regulatory relief for financial institutions. Among many other things, for up to 120 days after the termination date of the national emergency concerning COVID-19 declared by the Trump Administration on March 13, 2020 under the National Emergencies Act, the CARES Act required mortgage servicers to provide up to 180 days of forbearance for borrowers with a federally backed mortgage loan who asserted they had experienced a financial hardship related to COVID-19. The forbearance could be extended for an additional 180 days, up to a year in total, or shortened at the request of the borrower. In addition, on February 25, 2021, the FHFA announced that borrowers with a mortgage backed by the GSEs who are in an active COVID-19 forbearance plan as of February 28, 2021 may request up to two additional forbearance extensions for a maximum of 18 months of total forbearance relief. In addition, the CARES Act provides that furnishers of credit reporting information, including servicers, should continue to report a loan as current to credit reporting agencies if the loan is subject to a payment accommodation, such as forbearance, so long as the borrower abides by the terms of the accommodation. Many servicers have updated and improved their reporting to private mortgage insurers for when a loan is covered by forbearance.
The foreclosure moratorium for mortgages that are purchased by the GSEs expired on July 31, 2021. However, on June 28, 2021 the CFPB issued a final rule to amend Regulation X of the Real Estate Settlement Procedures Act effective August 31, 2021 to assist mortgage borrowers affected by the COVID-19 emergency. The final rule establishes temporary procedural changes that permit a loss mitigation review prior to a servicer’s first notice or foreclosure filing on certain mortgages. On June 29, 2021, the FHFA announced that servicers were immediately prohibited from making a first notice or foreclosure filing for mortgages backed by the GSEs that would be prohibited by the CFPB Regulation X Final Rule before it took effect on August 31, 2021. These announcements generally prohibit servicers from starting foreclosures on mortgages purchased by the GSEs until after December 31, 2021.
Any delays in foreclosure, including foreclosure moratoriums imposed by state and local governments and the GSEs due to COVID-19, could cause our losses to increase as expenses accrue for longer periods or if the value of foreclosed homes further decline during such foreclosure delays. If we experience an increase in claim severity resulting in claim amounts that are higher than expected, our business, results of operations and financial condition could be adversely affected. See “Risk Factors—Risks Relating to Our Business—The ongoing COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the resurgence of cases of the disease (including as a result of the emergence of new variants), the reimposition of restrictions designed to curb its spread, the effectiveness and acceptance of vaccines and other actions taken by governmental authorities in response to the pandemic.”
Regulation of Mortgage Origination
Private mortgage insurers are also indirectly impacted by federal law and regulation affecting mortgage originators and lenders, purchasers of mortgage loans, and governmental insurers. Among the most significant of these laws and regulations are the Dodd- Frank Act QM and the ATR Requirement and the QRM securitization risk retention provisions.
ATR and QM Rules. The Dodd-Frank Act ATR Requirement prohibits a creditor from making a residential mortgage loan unless the creditor makes a reasonable and good faith determination that, at the time the loan is consummated, the consumer has a reasonable ability to repay the loan. In addition, the Dodd-Frank Act created the CFPB, which regulates certain aspects of the offering and provision of consumer financial products or services but not the business of insurance. Certain rules and regulations established by the CFPB require mortgage lenders to demonstrate that they have effectively considered the consumer’s ability to repay a mortgage loan, establish when a mortgage may be classified as a QM and determine when a lender is eligible for a safe harbor as a presumption that the lender has complied with the ability-to-repay requirements. The regulations include the QM Patch for mortgages that comply with certain prohibitions and limitations and meet the GSE underwriting and product guidelines. Mortgages that meet these requirements are deemed to be QMs. The QM Patch permits loans that exceed a DTI ratio of 43% to be eligible for QM status. Many of the loans that qualify under the QM Patch require credit enhancement, of which private mortgage insurance is the predominate form of coverage. In addition, on December 29, 2020, the CFPB promulgated two final rules amending the QM Rule: (i) the Amended QM Rule and (ii) the Seasoned QM Final Rule. The effective date of both rules was March 1, 2021, with a mandatory compliance date for the Amended QM Rule of July 1, 2021. However, on February 23, 2021, the CFPB published a statement entitled “Statement on Mandatory Compliance Date of General QM Final Rule and Possible Reconsideration of General QM Final Rule and Seasoned QM Final Rule” in which it announced the CFPB was considering rulemaking to reconsider the Amended QM Rule and the Seasoned QM Final Rule and would also propose a rule to delay the July 1, 2021 mandatory compliance date of the Amended QM Rule. On April 27, 2021, the CFPB promulgated a final rule delaying the mandatory compliance date of the Amended QM Rule until October 1, 2022 and noting that the Amended QM Rule and Seasoned QM Final Rule would be reconsidered at a later time. As provided under the final rule, the prior 43% DTI-based QM Rule definition, the new price-based (APOR) definition and the QM Patch will all remain available to lenders for loan applications received prior to October 1, 2022. However, on April 8, 2021, Fannie Mae issued Lender Letter 2021-09 and Freddie Mac issued Bulletin 2021-13 stating that due to the requirements of the PSPAs they would only acquire loans that meet the new price-based (APOR) definition set forth under the Amended QM Rule for applications received on or after July 1, 2021. We believe that loans which previously qualified under the 43% DTI-based QM Rule definition and the QM Patch will continue to qualify under the new price-based (APOR) definition and therefore we expect little impact from this change.
The Dodd-Frank Act separately granted statutory authority to HUD (for FHA-insured loans), the VA (for VA-guaranteed loans), the USDA and RHS to develop their own definitions of a QM in consultation with the CFPB. In December 2013, HUD adopted a separate definition of a QM for loans insured by the FHA. HUD’s QM definition is less restrictive than the CFPB QM Rule in certain respects. To the extent that other government agencies guaranteeing residential mortgage loans may adopt definitions of a QM that are more favorable to lenders and mortgage holders than the CFPB QM Rule, our mortgage insurance business could also be negatively impacted.
QRM Rule. The Dodd-Frank Act requires an originator or issuer to retain a specified percentage of the credit risk exposure on securitized mortgages that do not meet the definition of a QRM. As required by the Dodd-Frank Act, in 2015 the Federal Banking Agencies, the FHFA, the SEC and HUD adopted a joint final rule implementing the QRM rules that aligns the definition of a QRM with that of a QM. In December 2019, the Federal Banking Agencies initiated a review of certain provisions of the risk retention rule, including the QRM definition. Among other things, the review allows the Federal Banking Agencies to consider the QRM definition in light of any changes to the QM definition under the QM Rule adopted by the CFPB, which would include the final rule promulgated by the CFPB on December 29, 2020. If the QRM definition is changed in a manner that is unfavorable to us, such as to require a large down payment for a loan to qualify as a QRM, without giving consideration to mortgage insurance in computing LTV ratios, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for mortgage insurance. See “Risk Factors—Risks Relating to Our Business—Our business, results of operations and financial condition could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau’s final rule defining a QM results in a reduction of the size of the origination market or creates incentives to use government mortgage insurance programs.”
Basel III
In 1988, the Basel Committee developed Basel I which set out international benchmarks for assessing banks’ capital adequacy requirements. In 2005, the Basel Committee issued Basel II, which, among other things, sets forth capital treatment of mortgage insurance purchased and held on balance sheet by banks in respect of their origination and securitization activities. Following the financial crisis of 2008, the Basel Committee issued Basel III that established RBC and leverage capital requirements for most United States banking organizations (although banking organizations with less than $10 billion in total assets may now choose to comply with an alternative community bank leverage ratio framework established by the Federal Banking Agencies in 2019).
In December 2017, the Basel Committee published the 2017 Basel III Revisions that were generally targeted for implementation by each participating country by January 1, 2022. In March 2020, the Basel Committee revised the target date for implementation to January 1, 2023. Under these revisions to the international framework, banks using the standardized approach to determine their credit risk may consider mortgage insurance in calculating the exposure amount for real estate, but will determine the risk-weight for residential mortgages based on the LTV ratio at loan origination, without consideration of mortgage insurance. Under the standardized approach, after the appropriate risk-weight is determined, the existence of mortgage insurance could be considered, but only if the company issuing the insurance has a lower risk-weight than the underlying exposure. Mortgage insurance issued by private companies would not meet this test. Therefore, under the 2017 Basel III Revisions, mortgage insurance could not mitigate credit and lower the capital charge under the standardized approach. It is possible that the Federal Banking Agencies could determine that their current capital rules are at least as stringent as the 2017 Basel III Revisions, in which case no change would be mandated. However, if the Federal Banking Agencies decide to implement the 2017 Basel III Revisions as specifically drafted by the Basel Committee, mortgage insurance would not lower the LTV ratio of residential loans for capital purposes, and therefore may decrease the demand for mortgage insurance. It remains unclear whether new guidelines will be proposed or finalized in the United States in response to the most recent 2017 Basel III Revisions.
Other Laws and Regulations
Privacy of Consumer Information and Cybersecurity
Federal and state laws and regulations require financial institutions, including insurance companies, to protect, among other things, the security and confidentiality of consumer financial information and to notify consumers about policies and practices relating to the collection and disclosure of consumer information and policies relating to protecting the security and confidentiality of that information, and to notify regulators and consumers in the event of certain data breaches affecting personal information.
Federal and state lawmakers and regulatory bodies may consider additional or more detailed regulations regarding these subjects and the privacy and security of nonpublic personal information, confidential business information, information security systems, and vendors and other third parties that may have access to sensitive data or systems. Furthermore, the issues surrounding data security and the safeguarding of consumers’ protected information are under increasing regulatory scrutiny by state and federal regulators, particularly in light of the number and severity of recent United States companies’ data breaches. The Federal Trade Commission, the DOJ, the New York State Department of Financial Services (“NYDFS”), the SEC and the NAIC have undertaken various studies, reports and actions regarding privacy and data security for entities under their respective supervision. Some states have recently enacted new privacy and information security requirements and new insurance laws that require certain regulated entities to implement and maintain comprehensive information security programs to safeguard the personal information of insureds and enrollees.
The GLB Act and the FCRA impose privacy and information security requirements on financial institutions, including obligations to protect and safeguard consumers’ nonpublic personal information and creditworthiness information, respectively, and limitations on the use and sharing of such information. The GLB Act requires administrative, technical, and physical safeguards to ensure the security, confidentiality, integrity, and the proper disposal of nonpublic personal information, and the FCRA imposes similar information security requirements regarding the protection of creditworthiness information. The FCRA limits an entity’s ability to disclose creditworthiness information to affiliates and nonaffiliates unless certain notice requirements are met and the consumer does not elect to prevent or “opt out” of the disclosure, and it limits an entity’s ability to use creditworthiness information except for certain authorized purposes. The GLB Act limits a financial institution’s disclosure of nonpublic personal information to unaffiliated third parties unless certain notice requirements are met and the consumer does not elect to prevent or “opt out” of the disclosure. The GLB Act requires that financial institutions provide privacy notices to their customers. With respect to our business, the GLB Act is enforced by the CFPB and state insurance regulators, and the FCRA is enforced by the CFPB. CFPB regulations implement certain sections of the GLB Act regarding privacy and information security, and state insurance regulations also implement certain sections of the GLB Act regarding privacy and information security, including requirements to notify individuals regarding certain data security incidents that affect their nonpublic personal information. Certain states have implemented certain requirements of the GLB Act, including North Carolina through the Consumer and Customer Information Privacy Act.
Many states have enacted privacy and data security laws that impose compliance obligations beyond those imposed by the GLB Act, including obligations to protect sensitive personal information. On July 25, 2019, New York enacted the Stop Hacks and Improve Electronic Data Security Act to increase information security requirements regarding New York residents’ personal information. This law became effective March 21, 2020. All fifty states also require entities to provide notification to affected state residents and, in certain instances, state regulators, such as state attorneys general or state insurance commissions, in the event of certain security breaches affecting personal information, though some of these laws include exemptions for entities regulated by the GLB Act.
The NYDFS published a cybersecurity regulation, which became effective on March 1, 2017, and requires all banks, insurance companies, and other financial services institutions and licensees regulated by the NYDFS, including several of our subsidiaries, to establish a cybersecurity program. The NYDFS cybersecurity regulation includes specific technical safeguards as well as requirements regarding governance, incident planning, training, data management, system testing and regulator notification in the event of certain cybersecurity events. We actively take steps to ensure that we comply with the NYDFS cybersecurity regulation. On February 4, 2021, the NYDFS issued a circular letter announcing its Cyber Insurance Risk Framework, which describes best practices the agency recommends NYDFS-regulated insurers use to manage cyber insurance risk, including rigorously measuring insureds’ cyber risk, educating and incentivizing insureds to adopt cybersecurity measures and training employees to better understand and evaluate cyber risk. The circular letter does not establish new legal standards, but does reflect the NYDFS’s interpretation of existing legal and regulatory requirements. In addition, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“VCDPA”) which will become effective on January 1, 2023. The VCDPA borrows heavily from the California Consumer Privacy Act of 2018 (the “CCPA”) and the European Union General Data Protection Regulation (“EU GDPR”), and includes exemptions that may be broader than the CCPA in certain respects, including an exemption for any data or financial institution subject to the GLB Act. Other states are also working on legislation related to consumer data privacy similar to the CCPA.
In October 2017, the NAIC adopted a new Insurance Data Security Model Law, which establishes model standards for states to adopt regarding data security and notification of data breaches applicable to insurance licensees in states adopting such law, with provisions that are generally consistent with the NYDFS cybersecurity regulation discussed above. As with all NAIC model laws, this Insurance Data Security Model Law must be adopted by a state before becoming law in such state. The Insurance Data Security Model Law has not been adopted by a majority of the states. North Carolina has not adopted a version of the Insurance Data Security Model Law. We anticipate that more states will begin adopting the Insurance Data Security Model Law, sometimes with state-specific modifications, in the near term, although it is not yet an accreditation standard. The NAIC has also adopted a guidance document that sets forth twelve principles for effective insurance regulation of cybersecurity risks based on similar regulatory guidance adopted by the Securities Industry and Financial Markets Association and the “Roadmap for Cybersecurity Consumer Protections,” which describes the protections to which the NAIC believes consumers should be entitled from their insurance companies, agents and other businesses concerning the collection and maintenance of consumers’ personal information, as well as what consumers should expect when such information has been involved in a data breach. We expect cybersecurity risk management, prioritization and reporting to continue to be an area of significant regulatory focus by such regulatory bodies and self-regulatory organizations.
The CCPA, effective as of January 1, 2020, affords California residents expanded privacy protections and control over the collection, use and sharing of their personal information. The CCPA has been amended, and it is possible it will be amended again by other pending legislative initiatives or by popular referendum. The CCPA requires certain companies doing business in California to disclose to California consumers information regarding the companies’ privacy practices and the privacy rights that businesses must offer to California residents to access and delete their personal information. The CCPA’s definition of “personal information” is more expansive than those found in other privacy laws in the United States applicable to GMICO. Failure to comply with the CCPA risks regulatory fines, and the CCPA grants a private right of action and statutory damages for an unauthorized access and exfiltration, theft, or disclosure of certain types of personal information resulting from the company’s violation of a duty to maintain reasonable security procedures and practices. The CCPA also provides authority to the

California Attorney General to seek civil penalties for intentional violations of the CCPA. The California Attorney General began enforcement of the CCPA on July 1, 2020. On June 1, 2020, the California Attorney General filed proposed final regulations for review and approval by California’s Office of Administrative Law (“OAL”). On August 14, 2020, the California Attorney General announced that OAL had approved, and provided additional regulations to, the proposed final regulations. Therefore, as of August 14, 2020, the California Attorney General’s regulations are finalized and enforceable by the California Attorney General, subject to any legal challenges. On December 10, 2020, the California Attorney General proposed modifications to the regulations that went into effect on August 14, 2020. The abbreviated comment period for these proposed modifications closed on December 28, 2020. Following the closure of the public comment period, the California Attorney General submitted the regulations for approval by the OAL, which granted approval for the modified regulations on March 15, 2021. The CCPA includes a number of limited exceptions, including an exception for data that is collected, processed, sold, or disclosed pursuant to the GLB Act. This exception, however, does not apply to the private cause of action afforded to individuals for information security incidents. The CCPA was amended by popular referendum due to a new ballot initiative, the California Privacy Rights Act (“CPRA”), which was included on the November 2020 ballot in California and approved by California voters. The majority of CPRA provisions will go into effect on January 1, 2023. In the interim, the CPRA will require additional investment in compliance programs and potential modifications to business processes. In particular, the CPRA will create a California data protection agency to enforce the statute and will impose new requirements relating to additional consumer rights, data minimization and other obligations. The CPRA also extends certain exemptions under the CCPA through December 31, 2022. Specifically, the CCPA exempts from its requirements certain information collected in employment or business-to-business contexts.
As noted above, state governments, Congress and agencies may consider and enact additional legislation or promulgate regulations governing privacy, cybersecurity, and data breach reporting requirements. We cannot predict whether such legislation will be enacted, or what impact, if any, such legislation may have on our business practices, results of operations or financial condition.

MANAGEMENT
Executive Officers and Directors
The table below sets forth certain information regarding our directors and executive officers as of the date of this prospectus. The respective age of each individual in the table below is as of September 13, 2021.

Name	Age	Position
Rohit Gupta	46	President, Chief Executive Officer and Director
Michael Derstine	51	Executive Vice President and Chief Risk Officer
Brian Gould	50	Executive Vice President and Chief Operations Officer
Hardin Dean Mitchell	51	Executive Vice President, Chief Financial Officer and Treasurer
Evan Stolove	52	Executive Vice President, General Counsel and Secretary
Dominic Addesso*	67	Chairperson of our board of directors
John D. Fisk*	65	Director
Sheila Hooda*	63	Director
Thomas J. McInerney	65	Director
General Raymond T. Odierno*	67	Director
Robert P. Restrepo Jr.*	71	Director
Daniel J. Sheehan IV	55	Director
Debra W. Still*	68	Director
Westley V. Thompson*	67	Director
Anne G. Waleski*	54	Director
______________
*Currently a director nominee and will be appointed as a director upon the consummation of this offering.
Rohit Gupta has served as our President and Chief Executive Officer since March 2013, as one of our directors since March 2013 and as Chairperson of our board of directors from July 2020 to May 2021. Mr. Gupta is also the current President and Chief Executive Officer for GMICO, a role he assumed in May 2012. Mr. Gupta joined GMICO in 2003 and, prior to serving as our President and Chief Executive Officer, Mr. Gupta held roles of increasing responsibility, including serving as GMICO’s Chief Commercial Officer and Senior Vice President of Products, Intelligence and Strategy. Prior to that, Mr. Gupta held both marketing director and senior product manager roles with GE Capital from 2000 to 2003. Mr. Gupta began his career with FedEx Corporation in Strategic Marketing, where he was responsible for competitive intelligence and market analysis supporting FedEx senior management. Mr. Gupta serves on the boards of the Mortgage Bankers Association Residential Board of Governors and the Housing Policy Executive Council. He also served as Chairman and remains a board member of the U.S. Mortgage Insurers trade association and served on the board of Genworth Canada from June 2016 to December 2019. Mr. Gupta received an undergraduate degree in Computer Science & Technology from Indian Institute of Technology and an M.B.A. in Finance from University of Illinois at Urbana Champaign.
Mr. Gupta brings to our board of directors deep experience in the mortgage insurance industry and offers insight into our company from his role as our President and Chief Executive Officer.
Dominic Addesso has served as Non-Executive Chairman of ClearView Risk Holdings LLC since January 2021. Mr. Addesso has served as Non-Executive Chairman of BMS RE and as a director of BMS Group Ltd since 2020. In addition, Mr. Addesso has served as a director of Core Specialty Insurance Holdings, Inc., a private equity-based spin off from StarStone, since December 2020. Mr. Addesso also serves in an executive advisory role with the Amynta Group and its subsidiaries. From May 2009 to December 2019, Mr. Addesso served in various leadership roles with Everest Re Group, Ltd.

(NYSE: RE), including as Chief Executive Officer from January 2014 to December 2019. Prior to joining Everest, Mr. Addesso served as Senior Vice President, Financial Products for American Re-Insurance Company from November 1997 to May 2009. In addition, Mr. Addesso also served in various roles with Selective Insurance Group, Inc. from 1978 to 1997, including as Chief Financial Officer from 1983 to 1993. Mr. Addesso holds a B.A. in Accounting from the University of Notre Dame.
Mr. Addesso brings to our board of directors extensive financial, risk and leadership experience in the insurance industry.
Michael Derstine is our Executive Vice President and Chief Risk Officer and is responsible for risk management, pricing, credit policy, quality assurance and actuarial. Mr. Derstine served as our Senior Vice President and Chief Risk Officer from March 2013 to May 2021. Mr. Derstine is also the current Executive Vice President and Chief Risk Officer for GMICO, a role he assumed in January 2013. Prior to that time, Mr. Derstine held various positions at Republic Mortgage Insurance Company beginning in May 2002 including: Mortgage Valuation Manager, Pricing Group Manager and Vice President of Risk Management, Quality Assurance, and Analytics. Mr. Derstine began his career with TE Connectivity, a global technology firm, in 1992, where he was a Product Development Design Engineer. Mr. Derstine has a B.S. degree in Mechanical Engineering from Messiah College and an M.B.A. from Wake Forest University’s Babcock Graduate School of Management.
John D. Fisk has served as a director of AGNC Investment Corp. since 2019. Mr. Fisk retired in March 2019 as the Chief Executive Officer of the FHLBanks Office of Finance, a division of the Federal Home Loan Banks that issues and services all debt securities for the regional Federal Home Loan Banks, supporting borrowings of $1 trillion. Mr. Fisk had previously served as the Deputy Managing Director and Chief Operating Officer of the FHLBanks Office of Finance from 2004 until 2007 when he became the Chief Executive Officer. Prior to joining the FHLBanks Office of Finance, Mr. Fisk was the Executive Vice President of Strategic Planning at MGIC Investment Corporation, one of the nation’s largest providers of mortgage insurance, from 2002 until 2004. Mr. Fisk holds an M.B.A. in Finance and Public Management from The Wharton School at the University of Pennsylvania and a B.A. from Yale University.
Mr. Fisk brings to our board of directors expertise in the U.S. housing sector, including mortgage insurance, and leadership experience, including overseeing risk.
Brian Gould is our Executive Vice President and Chief Operations Officer, as well as for GMICO. Mr. Gould previously served as our Vice President, Operations for GMICO, a role he assumed in November 2018, where he was responsible for claims, underwriting and analytics. Prior to joining GMICO in November 2018, Mr. Gould served as a consultant for Freddie Mac beginning in January 2018 after spending 18 years with United Guaranty Corporation. Mr. Gould held roles of increasing responsibility at United Guaranty Corporation including Pool Operations Manager, Vice President of Corporate Development and Chief Operating Officer. He began his career at State Farm Insurance Company in 1994 as a Claims Specialist. Mr. Gould received a B.S. degree in Economics from the University of North Carolina – Chapel Hill and an M.B.A. from University of North Carolina – Greensboro. He also holds designations as an Associate in Claims and Chartered Property Casualty Underwriter.
Sheila Hooda is the Chief Executive Officer and President of Alpha Advisory Partners, which she founded in 2013 and advises on strategy, turnaround and transformation, customer centricity and digital business models for companies in the financial and business services sectors. She has served on the board of Mutual of Omaha Insurance Company since March 2016, where she is the chair of its risk committee and member of its compensation and evaluation committee. Ms. Hooda previously served on the board of Virtus Investment Partners from 2016 to 2020, where she was a member of its audit and risk & finance committees. Prior to founding Alpha Advisory Partners in 2013, she served as the global head of strategy and business development in the Financial & Risk division, Investors segment at Thomson Reuters, and earlier as senior managing director in strategy, M&A and corporate development roles at TIAA. Ms. Hooda previously was managing director in the Global Investment Banking Division at Credit Suisse, and prior leadership roles include Bankers Trust, Andersen Consulting and McKinsey & Co. Ms.

Hooda holds a B.S. in Mathematics from Savitribai Phule Pune University, a PGDM in management from Indian Institute of Management, Ahmedabad and an M.B.A. from the University of Chicago Booth School of Business.
Ms. Hooda has served on the board of directors of (i) ProSight Global, Inc. (NYSE: PROS) from 2019 to August 2021, where she was chair of the nominating & governance committee and a member of the audit committee and the human resources committee, (ii) ScION Tech Growth I (Nasdaq: SCOA) since December 2020, where she is the chair of the audit committee, and (iii) ScION Tech Growth II (Nasdaq: SCOB) since December 2020, where she is the chair of the audit committee.
Ms. Hooda brings to our board of directors extensive board of directors experience, including as an audit committee chair and member, as well as broad-ranging corporate experiences, including executive and senior leadership positions in the areas of finance and risk.
Hardin Dean Mitchell is our Executive Vice President, Chief Financial Officer and Treasurer. Mr. Mitchell served as our Senior Vice President, Chief Financial Officer and Treasurer from March 2013 to May 2021 after having served on an acting basis since August 2011. Mr. Mitchell is also the current Executive Vice President, Chief Financial Officer and Treasurer for GMICO, a role he assumed in January 2012. Mr. Mitchell joined GMICO in June 2004 as a member of the global capital management group. Prior to joining GMICO, Mr. Mitchell served as Treasurer of Reichhold, Inc., a global chemical manufacturer, and served a director of treasury role at Business Telecom, Inc., a privately held telecommunications provider. Mr. Mitchell received a B.S. in Business from Wake Forest University and an M.B.A. from the University of North Carolina – Wilmington.
Thomas J. McInerney has served as our director since May 2021. Mr. McInerney has served as President and Chief Executive Officer and as a director of Genworth Financial, Inc. since January 2013. Before joining Genworth Financial, Inc., Mr. McInerney had served as a Senior Advisor to the Boston Consulting Group from June 2011 to December 2012, providing consulting and advisory services to leading insurance and financial services companies in the United States and Canada. From October 2009 to December 2010, Mr. McInerney was a member of ING Groep’s Management Board for Insurance, where he was the Chief Operating Officer of ING’s insurance and investment management business worldwide. Prior to that, he served in a variety of senior roles with ING Groep NV after serving in many leadership positions with Aetna, where he began his career as an insurance underwriter in June 1978. Mr. McInerney is also on the boards of the Richmond Performing Arts Alliance and VA Ready. Mr. McInerney is a member of the American Council of Life Insurers and serves, and has served, on its CEO Steering Committees and Board. Mr. McInerney received a B.A. in Economics from Colgate University and an M.B.A. from the Tuck School of Business at Dartmouth College and serves on Tuck’s Board of Advisors.
Mr. McInerney brings to our board of directors extensive knowledge of the insurance and financial services industries gained through over 40 years of experience serving in significant leadership positions with Genworth Financial, Inc., ING Groep NV and Aetna. Mr. McInerney will be a designee by our Parent pursuant to its director nomination rights. See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement.”
General Raymond T. Odierno has served as a Senior Advisor to JPMorgan Chase & Co. and Teneo Holdings LLC, each since 2015. In addition, General Odierno has served on the board of Sunrise Sports and Entertainment, a private company and the parent of the Florida Panthers professional hockey team, since 2017. General Odierno served nearly 40 years in the United States Army, retiring as a four-star general in August 2015. Prior to his retirement, he served as the 38th Chief of Staff of the U.S. Army from September 2011 to August 2015. From October 2010 until August 2011, he was the Commander of the U.S. Joint Forces Command, and from September 2008 to September 2010, he served as the Commanding General, Multi-National Force – Iraq and subsequently as the Commanding General, United States Forces – Iraq. From December 2006 to February 2008, General Odierno served as Commanding General, Multi-National Corps – Iraq (III Corps), and from April 2003 to March 2004, he commanded the 4th Infantry Division during Operation Iraqi Freedom. Over the course of his career, General Odierno commanded military units worldwide at every echelon, from platoon to theater, including deployments in Europe and the Middle East. General Odierno holds a B.S. in Engineering from the U.S. Military Academy West Point, an M.A. in National Security and Strategic Studies from the Naval War College, an M.S. in Nuclear Effects Engineering from North Carolina State University, and is a graduate of the Army War College. He also holds three honorary degrees, a Doctorate in Humane Letters from North Carolina State University, a Doctorate of Laws Honoris Causa from the Institute of World Politics, and a Doctorate of Military Science from Norwich University.
General Odierno has served on the boards of directors of (i) Honeywell International Inc. (NYSE: HON) since February 2020, where he is a member of the corporate governance and responsibility committee, and (ii) Oshkosh Corporation (NYSE: OSK) since May 2018, where he is a member of the audit committee and the governance committee.
General Odierno brings to our board of directors substantial leadership experience and deep communications, technology and cybersecurity experience.
Robert P. Restrepo Jr. retired from State Auto Financial Corporation (Nasdaq: STFC) in 2015, having served as its Chairman from 2006 to December 2015 and as its President and Chief Executive Officer from 2006 to May 2015. From 2005 to 2006, Mr. Restrepo served as Senior Vice President, Insurance Operations of Main Street America Group and was responsible for personal lines, commercial lines, bonds, claims, marketing, information technology and customer service. From 1998 to 2003, Mr. Restrepo was the President and CEO, Property & Casualty of Allmerica Financial. From 1996 to 1998, Mr. Restrepo was the President and CEO, Personal Lines at Travelers Property & Casualty and was responsible for the newly combined personal property and casualty operations of Travelers and Aetna. In 1972, Mr. Restrepo joined Aetna Life & Casualty and held various managerial positions through 1996, including positions in marketing, technology, and field management, and ended as Senior Vice President, Personal Lines. He also previously served as a director of Majesco, Inc. (Nasdaq: MJCO) from August 2015 until September 2020. Mr. Restrepo also currently serves on the board of The Larry H. Miller Group of Companies. Mr. Restrepo received a B.A. in English from Yale University.
Mr. Restrepo has served on the boards of directors of (i) Genworth Financial, Inc. (NYSE: GNW) since December 2016, where he is the chair of the audit committee and a member of the compensation committee, and (ii) RLI Corp. (NYSE: RLI) since July 2016, where he is a member of the human capital & compensation committee and the strategy committee.
Mr. Restrepo brings to our board of directors over 40 years of experience managing and operating insurance companies and has expertise in corporate governance, acquisitions, risk, strategic planning and leadership development.
Daniel J. Sheehan IV has served as our director since May 2021. Mr. Sheehan is Genworth Financial, Inc.’s Executive Vice President, Chief Financial Officer & Chief Investment Officer. In August 2020, he was appointed as Genworth Financial, Inc.’s Executive Vice President and Chief Financial Officer while maintaining his title as its Chief Investment Officer, a role he has held since April 2012. From January 2009 to April 2012, he served as Genworth Financial, Inc.’s Vice President with responsibilities that included oversight of insurance investment portfolios. From January 2008 through December 2008, Mr. Sheehan had management responsibilities of Genworth Financial, Inc.’s portfolio management team, including fixed-income trading. From December 1997 through December 2007, Mr. Sheehan served in various capacities with Genworth Financial, Inc. and/or its predecessor including roles with oversight responsibilities for the investments real estate team, as risk manager of the insurance portfolios and as risk manager of the portfolio management team. Prior to joining Genworth Financial, Inc., Mr. Sheehan had been with Sun Life of Canada from 1993 to 1997 as a Property Investment Officer in the Real Estate Investments group. Prior thereto, he was with Massachusetts Laborers Benefit Fund from 1987 to 1993, as an auditor and auditing supervisor. Mr. Sheehan graduated from Harvard University with a B.A. in Economics and later received an M.B.A. in Finance from Babson College.

Mr. Sheehan brings to our board of directors extensive financial, investment and leadership experience, including as Executive Vice President, Chief Financial Officer & Chief Investment Officer of Genworth Financial, Inc. Mr. Sheehan will be a designee by our Parent pursuant to its director nomination rights. See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement.”
Debra W. Still has served as President and Chief Executive Officer of Pulte Financial Services since 2010, which includes the mortgage lending, title and insurance operations of PulteGroup, Inc. (NYSE: PHM), one of the nation’s largest homebuilders. In addition to Pulte Financial Services, Ms. Still is also President of, and a member of the board of managers of, Pulte Mortgage, LLC, a nationwide lender headquartered in Englewood, Colorado. Ms. Still served as the 2013 Chairman of the Mortgage Bankers Association and is currently a member of the association’s board of directors. Ms. Still began her career with Pulte Mortgage, LLC in 1983 where she served in various executive capacities, including Chief Operating Officer, prior to being named President in 2004. Ms. Still is a graduate of Ithaca College, Ithaca, N.Y., with a B.S. degree and has completed graduate work in Finance at George Washington University.
Ms. Still has served on the board of directors of Chimera Investment Corporation (NYSE: CIM) since March 2018, where she is a member of the compensation committee and is chair of the nominating and corporate governance committee.
Ms. Still brings to our board of directors significant experience as a senior executive in the housing industry overseeing mortgage lending, title and insurance operations.
Evan Stolove is our Executive Vice President, General Counsel and Secretary and is responsible for legal, compliance, privacy, state government affairs and GSE relations functions. Mr. Stolove served as our Senior Vice President, General Counsel and Secretary from July 2017 to May 2021. Mr. Stolove is also the current Executive Vice President, General Counsel and Secretary for GMICO, a role he assumed in August 2016. Prior to joining GMICO, Mr. Stolove served as Vice President and Deputy General Counsel from July 2011 to July 2016, and Associate General Counsel from September 2004 to June 2011, at Fannie Mae. From September 1996 to August 2004, Mr. Stolove was in private practice with the law firm of Arent Fox PLLC in its commercial litigation practice. Prior to that, he clerked for judges at the U.S. District Court for the District of Maryland and the Maryland Court of Appeals. Mr. Stolove received his undergraduate degree in Religious Studies and Psychology from the University of Michigan and a J.D. with honors from the University of Maryland School of Law.
Westley V. Thompson has served as President and Chief Executive Officer of M Financial Group and as a member of the M Financial Holdings Incorporated board of directors since 2017. Prior to joining M Financial Group, Mr. Thompson served as Chief Executive Officer of Emerge.me, LLC, an insurtech company that he founded in 2015. In addition, Mr. Thompson served on the board of Majesco, Inc. (Nasdaq: MJCO) from September 2016 until April 2018. From October 2008 until April 2014, Mr. Thompson served as President of Sun Life Financial U.S. Prior to joining Sun Life, Mr. Thompson held executive roles at Lincoln Financial Group from January 1998 to September 2008 and at CIGNA Individual Insurance from April 1994 to December 1997. Mr. Thompson holds a B.A. from Brown University.
Mr. Thompson brings to our board of directors extensive executive leadership experience in the insurance industry.
Anne G. Waleski previously served as Executive Vice President of Markel Corporation, a global holding company for insurance, reinsurance, and investment operations around the world, from 2018 until June 2019. Ms. Waleski served as Chief Financial Officer and Executive Vice President of Markel Corporation from 2010 until 2018, Treasurer of Markel from 2003 to 2010, and held various other finance positions at Markel Corporation from 1993 to 2003. Ms. Waleski holds a bachelor’s degree in Economics from The College of William & Mary and has an M.B.A. from the University of Richmond.

Ms. Waleski has served on the board of directors of (i) Tredegar Corporation (NYSE: TG) since 2018, where she is a member of the audit committee and the executive compensation committee, and (ii) ProSight Global, Inc. (NYSE: PROS) from June 2020 to August 2021, where she was a member of the audit committee.
Ms. Waleski brings to our board of directors extensive executive management experience, financial expertise and understanding of risk management at a large, public holding company for insurance, reinsurance and investment operations.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board of Directors
Our board of directors is responsible for the oversight of the management of our company. We believe our board of directors should be composed of a diverse group of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications and skills in the following areas are most important: insurance industry, particularly in mortgage insurance; accounting, finance and capital structure; strategic planning and leadership; legal/regulatory and government affairs; talent management; and board experience at other corporations. We believe that all our board members possess the professional and personal qualifications necessary for service on our board.
Upon the consummation of this offering, our board of directors will consist of eleven members: Messrs. Gupta, Addesso, Fisk, McInerney, Odierno, Restrepo, Sheehan and Thompson and Mses. Hooda, Still and Waleski. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes. Our board of directors has determined that each of Messrs. Addesso, Fisk, Odierno, Restrepo, and Thompson and Mses. Hooda, Still and Waleski is “independent” as that term is defined under the listing requirements and rules of the Nasdaq. Upon consummation of this offering, we intend for our board of directors to consist of a majority of independent directors.
Controlled Company
Upon the consummation of this offering and the Concurrent Private Placement, our Parent will continue to beneficially own at least 80% of our common stock. Accordingly, we will be a “controlled company” within the meaning of Nasdaq corporate governance standards. Under Nasdaq rules, a “controlled company” may elect not to comply with certain Nasdaq corporate governance standards, including:
•the requirement that a majority of the members of our board of directors consist of independent directors;
•the requirement that our compensation committee be comprised entirely of independent directors; and
•the requirement that our nominating and corporate governance committee be comprised entirely of independent directors.
After this offering, we will take advantage of certain of these exemptions. We do not intend to rely on the exemptions to the requirements that a majority of our directors be independent and our nominating and corporate governance committee be comprised of entirely independent directors. Upon consummation of this offering, we intend for our board of directors to consist of a majority of independent directors and our nominating and corporate governance committee to be comprised of entirely independent directors. We, however, intend to elect not to comply with the other requirement set forth above that the compensation committee be comprised entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all Nasdaq corporate governance rules and requirements.
Board Committees and Corporate Governance
Our board of directors has the authority to appoint committees to perform certain management and administration functions in accordance with the terms of the Master Agreement. See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement.” Upon the consummation of this offering, we currently expect our board of directors will have five standing committees:
•the independent capital committee;
•the audit committee;
•the compensation committee;
•the nominating and corporate governance committee; and
•the risk committee.
Independent Capital Committee
Our independent capital committee’s mandate is intended to address conditions imposed by the GSEs on our insurance company subsidiaries or otherwise agreed to with the GSEs. We will maintain an independent capital committee for so long as (i) our Parent (or its successor) owns 50% or more of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors and (ii) there are minority public stockholders in our capital structure.
The purpose of our independent capital committee is to provide independent oversight of the following specified actions by us (the “Specified Actions”):
•debt or equity securities issuances into the capital markets and credit facility or similar debt financings by us or any of our subsidiaries;
•declaration by our board of directors of a dividend or distribution by us to our stockholders in respect of, or repurchases by us of, our capital stock; and
•capital contributions by us to any of our subsidiaries other than GMICO.
Before a proposed Specified Action is submitted to our board of directors for a vote, we must obtain the prior approval of our independent capital committee. In effect, we cannot implement a Specified Action without our independent capital committee’s prior approval and our independent capital committee has the power to veto any proposed Specified Action.
Upon the consummation of this offering, our independent capital committee will consist of Dominic Addesso, John Fisk and Debra Still, with Debra Still serving as the chairperson. Each member of our independent capital committee is required to be, and our board of directors has determined each member is, an independent director under Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act.
Our independent capital committee will operate under a written charter, which will be effective prior to the completion of this offering and available on our website at the completion of this offering.

Audit Committee
Upon the consummation of this offering, our audit committee will consist of Sheila Hooda, Robert Restrepo and Anne Waleski, with Anne Waleski serving as the chairperson. Our board of directors has determined that each member of our audit committee qualifies as an independent director under Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each member of our audit committee is financially literate, and is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The audit committee will assist our board of directors in fulfilling its oversight responsibilities relating to:
•overseeing our corporate accounting and financial reporting processes and our internal controls over financial reporting;
•evaluating the independent public accounting firm’s qualifications, independence and performance;
•approving the terms of the independent public accounting firm’s engagement, including its compensation;
•pre-approving audit and permitted non-audit and tax services to be provided to us by the independent public accounting firm;
•reviewing our financial statements;
•reviewing our critical accounting policies and estimates and internal controls over financial reporting;
•establishing procedures for and periodically reviewing complaints received by us regarding accounting, internal accounting controls or auditing matters, including for the confidential anonymous submission of concerns by our employees;
•discussing with management and the independent registered public accounting firm the results of the annual audit, the reviews of our quarterly financial statements, earnings releases and financial information and earnings guidance provided to analysts and rating agencies;
•discussing with management and our independent registered public accounting firm any audit problems or difficulties and management’s response;
•obtaining and reviewing formal written reports from the independent registered public accounting firm regarding its internal quality-control procedures;
•reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest, or adherence to standards of business conduct;
•establishing procedures for the hiring of employees or former employees of our independent registered public accounting firm;
•reviewing and approving any transaction between us and any related person (as defined by the Securities Act) in accordance with the Company’s related party transaction approval policy; and
•such other matters that are specifically designated to the audit committee by our board of directors from time to time.
Our audit committee will operate under a written charter, which will be effective prior to the completion of this offering and available on our website at the completion of this offering, that satisfies Nasdaq listing standards.

Compensation Committee
Upon the consummation of this offering, our compensation committee will consist of General Raymond Odierno, Thomas McInerney and Debra Still, with General Raymond Odierno serving as the chairperson. Because we will be a controlled company for purposes of Nasdaq listing requirements, we have elected to take advantage of exemption from the requirement that would otherwise require our compensation committee to be comprised entirely of independent directors. Our board of directors has determined that General Raymond Odierno and Debra Still of our compensation committee are independent under Nasdaq listing standards and are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act.
Specific responsibilities of our compensation committee will include:
•reviewing and approving or recommending policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers;
•evaluating the performance of our chief executive officer and other senior officers in light of those goals and objectives;
•setting or recommending to our board of directors the compensation of our chief executive officer and other senior officers based on such evaluations;
•reviewing our options and other awards under our equity-based incentive plans and recommending changes to our board of directors as needed;
•reviewing and approving or recommending, for our chief executive officer and other senior officers, employment agreements, severance agreements, consulting agreements and change in control or termination agreements;
•reviewing annually director compensation and benefits and recommending changes to our board of directors as needed;
•assessing the structure and composition of the leadership of the company;
•reviewing and discussing our compensation discussion and analysis with management and recommending that such analysis be included in certain of our SEC filings;
•overseeing risks relating to our compensation programs;
•assisting the board of directors in developing and evaluating potential candidates for executive positions, including the chief executive officer and overseeing the development of executive succession plans;
•determining whether the work of any compensation consultant who had a role in determining or recommending the amount or form of executive or director compensation raised any conflict of interest; and
•such other matters that are specifically designated to the compensation committee by our board of directors from time to time.
Notwithstanding the foregoing, until such time as our compensation committee is comprised solely of independent directors who qualify as “non-employee directors” as defined in Rule 16b-3 under the Exchange Act, our board of directors will retain the authority to review, approve and administer options and other equity-based awards under our equity-based incentive plans that are granted to our officers who are subject to the reporting obligations of Section 16 of the Exchange Act and to members of our board of directors.

Our compensation committee will operate under a written charter, which will be effective prior to the completion of this offering and available on our website at the completion of this offering, that satisfies Nasdaq listing standards.
Nominating and Corporate Governance Committee
Upon the consummation of this offering, our nominating and corporate governance committee will consist of Sheila Hooda, Robert P. Restrepo and Anne Waleski, with Sheila Hooda serving as the chairperson. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under Nasdaq listing standards. Specific responsibilities of our nominating and corporate governance committee will include:
•identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;
•overseeing an evaluation of our board of directors and its committees; and
•benchmarking and recommending to our board of directors any revisions to the corporate governance guidelines.
Our nominating and corporate governance committee will operate under a written charter, which will be effective prior to the completion of this offering and available on our website at the completion of this offering, that satisfies Nasdaq listing standards.
Risk Committee
Upon the consummation of this offering, our risk committee will consist of John Fisk, General Raymond Odierno and Daniel Sheehan, with John Fisk serving as the chairperson. Our board of directors has determined that General Raymond Odierno and John Fisk of our risk committee are independent under Nasdaq listing standards. Specific responsibilities of our risk committee will include:
•assisting our board of directors with the oversight of our key risks, including those associated with our insurance business and investment portfolios, including credit, market, insurance, housing, operational, model, information technology and any other risk that poses a material threat to the viability of our company; and
•reviewing the investment guidelines.
Our risk committee will operate under a written charter, which will be effective prior to the completion of this offering and available on our website at the completion of this offering.
Code of Business Conduct and Ethics
Prior to or concurrently with the completion of this offering, our board of directors will adopt our Parent’s code of business conduct and ethics that applies to our directors, officers and employees and complies with the requirements of applicable rules and regulations of the SEC and Nasdaq. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of business conduct and ethics will be available on the investors section of our corporate website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.
Director Compensation
During the year ended December 31, 2020, none of our directors received or retained equity awards with respect to service on our board of directors. We will have a policy of reimbursing all of our non-

employee directors for their reasonable out-of-pocket expenses in connection with attending our board of directors and committee meetings.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee and none of our executive officers has had a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participating in compensation decisions.
Director Nomination Rights
See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement,” which is incorporated by reference herein.
Approval Rights
See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement,” which is incorporated by reference herein.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
The following is a summary of the compensation arrangements of our named executive officers. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. For 2020, our named executive officers are:
•Rohit Gupta, President and Chief Executive Officer;
•Hardin Dean Mitchell, Executive Vice President, Chief Financial Officer and Treasurer; and
•Evan Stolove, Executive Vice President, General Counsel and Secretary.
We currently operate as a business unit of our Parent and, immediately following this offering, will continue to operate as a majority-owned subsidiary of our Parent. During 2020, our named executive officers participated in our Parent’s compensation and benefit plans. As a result, this section discusses our Parent’s compensation and benefit plans as they applied to our named executive officers.
Following the completion of this offering, our Compensation Committee will oversee our compensation plans, policies and programs for our named executive officers, and may choose to implement compensation plans, policies and programs for our named executive officers that are different from those described in this section.
Overview
Our Parent’s compensation and benefit plans are designed to attract, retain and motivate employees of superior ability who are dedicated to the long-term interests of our Parent’s stockholders. Our Parent’s 2020 annual executive compensation program consisted of the following key elements: base salary; annual cash bonuses; and annual long-term incentive grants in the form of performance stock units (“PSUs”), time-vested restricted stock units (“RSUs”) and/or time-vested deferred cash awards (“Deferred Cash”). In addition, our Parent provides certain retirement benefits and perquisites, as described in greater detail below.
Compensation of Our Named Executive Officers
Base Salary
Base salaries are generally intended to reflect the scope of an executive officer’s responsibilities and level of experience, recognize sustained performance over time and be market competitive. Please see the “Salary” column in the 2020 Summary Compensation Table for the base salary amounts provided by our Parent to each of our named executive officers in 2020.
Annual Cash Bonuses
Our Parent’s annual incentive program is designed to reward participants for performance against pre-established financial objectives and the achievement of operational objectives and other accomplishments linked to strategic priorities that are not necessarily reflected in our Parent’s annual financial results. Each participant in the annual incentive program has an annual incentive target, expressed as a percentage of base salary. The 2020 target annual incentive opportunities for our named executive officers ranged from 40% to 125% of base salary.
Our Parent sets performance targets for the annual incentive program that are designed to be aligned with the achievement of our Parent’s annual business operating plan, with above target payouts for exceeding the plan and below target or no payouts for not meeting the plan. When establishing the annual business operating plan, our Parent considers many factors and assumptions, including the competitive landscape, the global economic environment, market trends, interest rates, and regulatory considerations. For 2020, the applicable financial objectives for the EHI business included net operating income and operating return on equity, each of which were identified as key drivers of our Parent’s business operating plan. For 2020, the EHI business operational objectives and strategic priorities included loss management, capital management and liquidity initiatives, and risk mitigation and pricing sensitivity, each of which were designed to have an impact on our Parent’s financial performance and stockholder value.
In determining the actual payouts under the annual incentive program, our Parent assesses overall performance results against the applicable financial objectives, operational objectives and strategic priorities, and also considers the performance of each participant in their respective area of responsibility. Based on EHI’s 2020 performance against the applicable financial objectives, operational objectives and strategic priorities, and after considering each participant’s individual performance and accomplishments in their functional area of responsibility, our Parent provided our named executive officers with individual annual incentive payouts based on their target bonus opportunities. Please see the “Non-Equity Incentive Compensation” column in the 2020 Summary Compensation Table for the amount of the annual incentives paid to each of our named executive officers for 2020.
Long-Term Incentives
Our Parent believes that a significant component of annual compensation opportunities for executive officers should be in the form of long-term incentives, including annual long-term equity and deferred cash awards. For 2020, our CEO received long-term incentives in the form of PSUs and RSUs, and our other named executive officers received long-term incentives in the form of Deferred Cash awards.
Performance Stock Units
PSUs granted to our CEO in 2020 vest based on the achievement of performance goals relating to certain financial metrics that are key drivers of our Parent’s multi-year business operating plan, a significant component of which is the EHI business’ adjusted operating income, measured over one cumulative three-year performance measurement period. No payout is earned for performance below the threshold performance level for a given performance measurement period, while performance at the threshold performance level would result in 50% of the target PSUs vesting, and performance at the maximum performance level would result in 200% of the target PSUs vesting. PSUs are generally forfeited upon termination of employment prior to vesting, except for certain qualifying terminations, as described in greater detail below under “Potential Payments Upon Termination or Change in Control.” Please see the “Stock Awards” column in the 2020 Summary Compensation Table for the grant date fair value of the PSUs granted to our CEO in 2020.
Restricted Stock Units
RSUs granted to our CEO in 2020 vest in three equal installments on each of the first three anniversaries of the grant date, subject to the participant’s continued employment through the applicable vesting date. RSUs are generally forfeited upon a termination of employment prior to vesting, except for certain qualifying terminations, as described in greater detail below under “Potential Payment Upon Termination or Change in Control.” Please see the “Stock Awards” column in the 2020 Summary Compensation Table for the grant date fair value of the RSUs granted to our CEO in 2020.
Cash-Based Awards
Deferred Cash awards granted to our named executive officers other than our CEO in 2020 vest in three equal installments on each of the first three anniversaries of the grant date, subject to the participant’s continued employment through the applicable vesting date. Deferred Cash awards are generally forfeited upon a termination of employment prior to vesting, except for certain qualifying terminations, as described in greater detail below under “Potential Payment Upon Termination or Change in Control.” Pursuant to the SEC’s disclosure rules, payouts with respect to the Deferred Cash awards granted to our named executive officers other than our CEO in 2020 will be reported in the “Bonus”

column in the Summary Compensation Table for the year in which such awards are paid out, as opposed to the year of grant.
In addition to the Deferred Cash awards granted to them in 2020, Messrs. Mitchell and Stolove received payouts in 2020 of Deferred Cash awards granted in prior years that became vested in 2020 based on continued service through the applicable vesting date in the amounts of $101,666 and $80,333, respectively. These awards became payable 100% on March 15, 2020, subject to their continued employment on such date. Please see the “Bonus” column in the 2020 Summary Compensation Table for the amount of such payouts to our named executive officers other than our CEO in 2020.
In addition, our CEO received a payout in early 2021 of performance-based cash awards originally granted to him in 2018 that became vested based upon the achievement of performance goals relating to the three year period beginning on January 1, 2018 and ending on December 31, 2020. These awards became payable based on our Parent’s achievement of performance goals relating to our Parent’s adjusted operating income, measured over three discrete performance measurement periods corresponding to each calendar year in the performance period and his continued service through such date. In early 2021, performance under each measurement period was independently weighted and the results for each performance measurement period were multiplied by the applicable weightings and then added together to determine the total payout. Please see the “Non-Equity Incentive Compensation” column in the 2020 Summary Compensation Table for the amount of such payout to our CEO with respect to the performance period ending in 2020.
Management Awards
Messrs. Mitchell and Stolove received payouts in 2020 of cash-based management awards granted in 2020 in the amounts of $20,000 and $15,000, respectively. These awards became payable 100% on September 2, 2020, subject to the named executive officer’s continued employment on such date. Please see the “Bonus” column in the 2020 Summary Compensation Table for the amount of such payouts to our named executive officers in 2020.
Retirement Benefits
401(k) Plan
Our Parent maintains a qualified 401(k) savings plan which allows participants, including our named executive officers, to defer up to 50% of eligible pay, subject to certain Internal Revenue Service limits. Our Parent matches 100% of participant contributions up to the first 4% of eligible pay a participant defers, and 50% of participant contributions on the next 2% of eligible pay. Participants are always vested in their contributions to the plan and are vested in company matching contributions after two years of service. Our Parent’s qualified 401(k) savings plan also includes a Retirement Account Feature for all eligible employees, including our named executive officers, based on a schedule of completed years of service and age, pursuant to which our Parent automatically contributes a percentage of their annual pay to an individual account on their behalf even if they do not otherwise participate in the 401(k) savings plan. The majority of our Parent’s employees receive 3% or 4% of eligible pay through this feature and are vested after three years of service.
Restoration Plan
Our Parent maintains the Retirement and Savings Restoration Plan (the “Restoration Plan”), a non-qualified defined contribution plan, which provides eligible executives, including our named executive officers, with benefits generally equal to any matching contributions that they are precluded from receiving under the 401(k) savings plan as a result of Internal Revenue Service limits. Participants become vested with respect to the matching contributions under the Restoration Plan as of the earlier of reaching age 60 or attaining three years of service.

Pension Benefits
Our Parent maintains the SERP, which is a non-qualified defined benefit plan maintained to provide eligible executives, including our CEO, with additional retirement benefits. The annual SERP benefit is a life annuity equal to a fixed percentage multiplied by the participant’s years of benefit service and the participant’s average annual compensation (based on the highest consecutive 36-month period within the last 120-month period prior to separation from service), with the result not to exceed 40% of the participant’s average annual compensation. The SERP benefit is then reduced by the value of the participant’s account balance under the Retirement Account Feature of the 401(k) savings plan, as converted to an annual annuity.
Each participant in the SERP will partially vest with regard to their benefit when they reach age 55 and have earned five years of service based on a scale ranging from 50% at age 55 and increasing by 10% each year until the participant reaches full vesting at age 60. If a participant resigns before vesting, then his or her SERP benefit will be forfeited. Benefit payments under the SERP will begin following a participant’s qualifying separation from service, but not earlier than age 60.
All future SERP benefit accruals were frozen as of December 31, 2020. In addition, existing SERP participants (including our CEO) were offered an opportunity to make an irrevocable, one-time election before the end of 2015 to freeze their SERP benefit accruals early, effective December 31, 2015, and begin receiving restoration benefits under the Restoration Plan as of January 1, 2016. Our CEO made this election.
Other Benefits and Perquisites
Our Parent provides our named executive officers with an individually-owned universal life insurance policy, which is available to all of our Parent’s U.S.-based executives. In addition, our CEO has the opportunity to receive an annual physical examination. Our Parent also provides a limited number of other perquisites intended to keep executives, including our named executive officers, focused on company business with minimal distraction, including the opportunity to receive financial planning and tax preparation assistance.
2020 Summary Compensation Table
The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Rohit Gupta, President & Chief Executive Officer	2020	$600,000	—	$879,362	$2,378,733	$196,270	$4,054,365
Hardin Dean Mitchell, EVP, Chief Financial Officer & Treasurer	2020	$323,539	$121,666	—	$292,000	$64,001	$801,206
Evan Stolove, EVP, General Counsel & Secretary	2020	$309,885	$95,333	—	$215,000	$44,474	$664,692
______________
(1)Amounts reported in this column reflect the base salaries earned during the year.
(2)Amounts reported in this column reflect (i) the value of management awards earned and paid in 2020 and (ii) the value received in 2020 upon the vesting of Deferred Cash awards originally granted in prior years, in each case in the following amounts:

Name	Management Awards ($)	Deferred Cash Awards ($)	Total ($)
Rohit Gupta	$—	$—	$—
Hardin Dean Mitchell	$20,000	$101,666	$121,666
Evan Stolove	$15,000	$80,333	$95,333
(3)Amounts reported in this column reflect the aggregate grant date fair value of the RSUs ($473,193) and PSUs ($406,168) awarded to our CEO during 2020, determined in accordance with FASB ASC Topic 718. The grant date fair value for the RSUs is based on the stock price of a share of our Parent’s common stock on the date of grant. The grant date fair value of the PSUs is based on the stock price of a share of our Parent’s common stock on the date of grant and the probable achievement level of the performance goals at the time of grant. Assuming achievement of the PSU performance conditions at the highest level (rather than at the deemed probable attainment level reflected in the table), the aggregate grant date fair value of the 2020 PSUs granted to our CEO would be $812,337.
(4)Amounts reported in this column reflect (i) bonus payouts under our annual incentive program based on performance in 2020 and (ii) the vesting of performance-based cash awards granted in 2018 that were earned based on performance and continued service during the three-year performance period ending in 2020, in each case in the following amounts:

Name	Annual Incentive Program ($)	Performance-Based Cash Awards ($)	Total ($)
Rohit Gupta	$1,400,000	$978,733	$2,378,733
Hardin Dean Mitchell	$292,000	—	$292,000
Evan Stolove	$215,000	—	$215,000
(5)Amounts reported in this column include company contributions to our Parent’s retirement plans, financial counseling and/or tax preparation fees, company-paid life insurance premiums and other minor company-sponsored benefits (including an annual physical examination for our CEO).

Outstanding Equity Awards at 2020 Fiscal Year-End
The following table presents information regarding the outstanding Parent equity awards held by our CEO as of December 31, 2020. As of December 31, 2020, none of our named executive officers held outstanding EHI equity awards.

	OPTION AWARDS			STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Rohit Gupta	24,000(2)	$15.23	2/20/24	134,049(3)	$506,705	134,049(5)	$506,705
	26,400(2)	$9.06	2/15/23	90,091(4)	$340,544	135,136(6)	$510,814
	27,600(2)	$8.88	2/14/22	—	—	—	—
	18,000(2)	$12.75	2/9/21	—	—	—	—
	12,300(2)	$15.23	2/20/24	—	—	—	—
Hardin Dean Mitchell	15,500(2)	$9.06	2/15/23	—	—	—	—
	11,000(2)	$8.88	2/14/22	—	—	—	—
______________
(1)Based on the $3.78 closing share price of Parent’s common stock on December 31, 2020.
(2)Represents fully-vested stock appreciation rights (SARs).
(3)RSUs vest one-third on 4/7/2021, 4/7/2022 and 4/7/2023, subject to the CEO’s continued employment through the applicable vesting date.
(4)RSUs vest 50% on 5/16/2021 and 5/16/2022, subject to the CEO’s continued employment through the applicable vesting date.
(5)2020-2022 PSUs may be earned and become vested based on the level of achievement of certain pre-established performance goals relating to our Parent and continued service over the performance period ending on December 31, 2022. Amounts reported here reflect target levels of achievement of the performance goals pursuant to applicable SEC reporting requirements.
(6)2019-2021 PSUs may be earned and become vested based on the level of achievement of certain pre-established performance goals relating to our Parent and continued service over the performance period ending on December 31, 2021. Amounts reported here reflect target levels of achievement of the performance goals pursuant to applicable SEC reporting requirements.
Potential Payments Upon Termination or Change in Control
Our Parent maintains an executive severance plan (the “Key Employee Severance Plan”) in which Mr. Gupta is eligible to participate, and has entered into individual severance agreements with each of Messrs. Mitchell and Stolove, in order to provide retentive severance benefits if their employment is terminated under certain circumstances and to align with the severance benefits commonly provided in our market for competing executive talent. In addition, Mr. Gupta is eligible to receive change in control severance benefits under our Parent’s 2014 Change of Control Plan (the “2014 Change of Control Plan”).
Key Employee Severance Plan
The Key Employee Severance Plan provides the following benefits to Mr. Gupta in the event of a qualifying termination of employment, which includes a termination by our Parent without “cause” or by our CEO for “good reason” (as such terms are defined in the Key Employee Severance Plan):
•Severance payment: a lump sum cash payment equal to one times the sum of the participant’s base salary plus target annual incentive;

•Pro rata annual incentive award: a pro-rated annual bonus for the year in which the qualifying termination occurs, paid in a lump sum at the time annual bonuses are normally paid based on actual performance results for the year of termination; and
•Benefits payment: a lump sum cash payment equal to the monthly cost of the employer-paid portion of the cost to provide the group medical, dental, vision, and/or prescription drug plan benefits that the participant had been receiving before the termination, multiplied by 12.
In addition, under the terms of the applicable award agreements, upon a termination due to a layoff, the portion of the RSUs held by our CEO that are scheduled to vest on the next designated vesting date will remain outstanding and will be settled as scheduled on the next designated vesting date, and any other remaining unvested portion of the RSUs will be forfeited. Upon death or disability, any unvested RSUs will immediately vest in full. Under the terms of the applicable award agreements, upon a termination due to a layoff or death or disability, any unvested PSUs will remain outstanding and will be earned, if at all, based on actual performance through the end of the performance period, prorated to reflect the portion of the performance period that had elapsed prior to the date of termination. Upon death or disability, any unvested performance-based cash awards will remain outstanding and will be earned, if at all, based on actual performance through the end of the performance period, prorated to reflect the portion of the performance period that had elapsed prior to the date of termination.
Individual Severance Agreements
The individual severance agreements with each of Messrs. Mitchell and Stolove provide the following benefits in the event of a qualifying termination of employment (as described below) prior to December 31, 2021:
•Severance payment: a lump sum cash payment equal to one times the sum of the participant’s base salary plus target annual incentive;
•Pro rata annual incentive award: a pro-rated annual bonus for the year in which the qualifying termination occurs, paid in a lump sum at the time annual bonuses are normally paid based on actual performance results for the year of termination; and
•Benefits payment: for Mr. Mitchell only, a lump sum cash payment equal to the monthly cost of the employer-paid portion of the cost to provide the group medical, dental, vision, and/or prescription drug plan benefits that the participant had been receiving before the termination, multiplied by 6.
For purposes of the individual severance agreements, a qualifying termination means there is a layoff and (i) the executive’s employment is terminated, (ii) his base salary is reduced by more than 20% (in the case of Mr. Mitchell, his combined base salary and target annual incentive is reduced by more than 15%) or (iii) his principal work location is relocated by more than 50 miles.
In addition, under the terms of the applicable award agreements, upon a termination due to a layoff, the portion of the Deferred Cash awards held by Messrs. Mitchell and Stolove that are scheduled to vest on the next designated vesting date will remain outstanding and will be paid as scheduled on the next designated vesting date, and any other remaining unvested portion of the Deferred Cash awards will be forfeited. Upon death or disability, any unvested Deferred Cash awards will remain outstanding and will be paid as scheduled on the applicable vesting dates.
2014 Change in Control Plan
Our Parent maintains the 2014 Change of Control Plan (the “2014 Change of Control Plan”) in order to provide change of control severance benefits for a select group of key executives, including our CEO, in the event that the executive’s employment is terminated without “cause” or by the executive for “good reason” within two years following a change of control of our Parent (each a “CIC Qualified Termination”).

All benefits under the 2014 Change of Control Plan are “double-trigger” benefits, meaning that no compensation will be paid to participants solely upon the occurrence of a change of control so as to not create an unintended incentive. In the event of a CIC Qualified Termination, our CEO would be eligible to receive the following severance benefits under the 2014 Change of Control Plan:
•Severance payment: a lump sum cash payment equal to two times the sum of the participant’s base salary and target annual incentive;
•Pro rata annual incentive award: a pro-rated annual bonus for the year in which the CIC Qualified Termination occurs, paid in a lump sum within 60 days following termination, with performance determined based on actual performance, to the extent such performance can be reasonably established, or otherwise based on an assumed achievement of all relevant performance goals at target;
•Vesting of time-based long-term incentive awards: time-vesting RSUs become immediately vested as of a CIC Qualified Termination;
•Vesting of performance-based long-term incentive awards: PSUs and performance-based cash awards would become vested and be deemed earned based on actual pro rata performance as of the date of a CIC Qualified Termination, to the extent such performance can be reasonably established, or otherwise based on an assumed achievement of all relevant performance goals at target, prorated to the nearest half-month to reflect the portion of the performance period that had elapsed prior to the CIC Qualified Termination;
•Payment related to health and life insurance benefits: a lump sum cash payment equal to the monthly cost of the employer-paid portion of the cost to provide the group medical, dental, vision, and/or prescription drug plan benefits that the participant had been receiving before the CIC Qualified Termination, multiplied by 18; and
•Retirement plan provisions: accelerated vesting in full of any funded or unfunded nonqualified pension, retirement or deferred compensation plans in which he or she participates.
Transition Retention Bonus Awards
Messrs. Mitchell and Stolove are eligible to receive cash-based retention awards payable in 2021 in the amounts of $250,000 and $150,000, respectively. These awards were granted in 2020 and will vest and become payable on October 1, 2021, subject to the named executive officer’s continued employment through such date. The cash-based retention awards will also become payable upon the named executive officer’s termination prior to the vesting date pursuant to a layoff or the named executive officer’s death or disability. For the purpose of these cash-based retention awards, a “layoff” means, in summary, a reduction in the named executive officer’s base salary by more than 20%; a relocation of the named executive officer’s principal work location by more than 50 miles; or a job loss due to a layoff as defined in the Company’s general layoff payment plan. “Layoff” does not mean a change or reduction in the named executive officer’s duties or responsibilities or a termination by the Company for cause.
Director Compensation
Our directors did not receive any compensation for their service on our board of directors during 2020. As such, no information relating to our 2020 director compensation has been included in this prospectus.

In connection with the completion of this offering, we expect to implement a director compensation program for our non-employee and non-affiliated directors (“non-management directors”), of which the compensation components will be as follows:

	Cash ($)	Deferred Stock Units ($)	Total ($)
Annual Retainer for Board Service	$100,000	$150,000	$250,000
Annual Retainer for Non-Executive Chairperson	$80,000	$120,000	$200,000
Annual Retainer for a Lead Director	$20,000		$20,000
Annual Retainer for Committee Chairs:
Audit Committee	$25,000		$25,000
Compensation Committee	$20,000		$20,000
Other Committees	$15,000		$15,000
•Annual Retainer for Board Service. Each non-management director will be paid an annual retainer of $250,000 in quarterly installments in arrears. Of this amount, $100,000 will be paid in cash and $150,000 will be paid in the form of deferred stock units (“DSUs”) to be granted under our 2021 Omnibus Incentive Plan, as described below.
•Annual Retainer for Non-Executive Chairperson. The Non-Executive Chairperson will receive a $200,000 annual retainer in addition to the regular annual retainer, paid in quarterly installments in arrears. Of this amount, $80,000 will be paid in cash and $120,000 will be paid in the form of DSUs.
•Annual Retainer for a Lead Director. If a Lead Director is appointed in the absence of an independent Non-Executive Chairperson, the Lead Director would receive an annual cash retainer of $20,000 in addition to the regular annual retainer, paid quarterly installments in arrears.
•Annual Retainer for Committee Chairs. As additional compensation for service as chairperson of a committee, each chairperson will receive an additional annual cash retainer payable in quarterly installments in arrears as follows: Audit Committee chair, $25,000; Compensation Committee chair, $20,000; and each other standing committee chair, $15,000.
•Deferred Stock Units. The number of DSUs granted is determined by dividing the DSU value by the stock price of our common stock for the last 20 trading days of the applicable quarter of service. Each DSU represents the right to receive one share of our common stock in the future, following termination of service as a director. The DSUs will be settled in shares of our common stock on a one-for-one basis one year after the director leaves the Board in a single installment. Additionally, grants of DSUs will be settled in shares of our common stock upon the death of the non-management director.
In addition, the benefits for non-management directors are expected to be as follows:
•Matching Gift Program. Each non-management director will be eligible for charitable contributions to be matched on a 50% basis, up to a maximum matching contribution of $10,000 during any calendar year.
•Reimbursement of Certain Expenses. Non-management directors will be reimbursed for reasonable travel and other board-related expenses, including expenses to attend board of directors and committee meetings and other business-related events in accordance with policies approved from time to time.

Enact Holdings, Inc. 2021 Omnibus Incentive Plan
Prior to the completion of the offering, we will adopt the Enact Holdings, Inc. 2021 Omnibus Incentive Plan (the “Plan”). The purposes of the Plan will be to provide additional incentives to selected employees, directors, independent contractors and consultants of the Company or its affiliates, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities, and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish these purposes, the Plan will provide for the issuance of stock options, SARs, restricted stock, RSUs, PSUs, stock bonuses, other stock-based awards and cash awards.
While we intend to issue stock-based awards in the future to employees and other eligible recipients as a recruiting and retention tool (including in connection with the completion of this offering, as described below), we have not established specific parameters regarding future grants under the Plan. The plan administrator will determine the specific criteria surrounding equity issuances under the Plan. The following description summarizes the expected terms of the Plan.
Summary of Expected Plan Terms
A total number of 4,000,000 shares of our common stock will be reserved and available for issuance under the Plan, as increased on the first day of each fiscal year beginning in calendar year 2022 by a number of shares of our common stock equal to the excess, if any, of (x) 4,000,000 shares of our common stock over (y) the number of shares of our common stock reserved and available for issuance under the Plan as of the last day of the immediately preceding fiscal year.
Shares of our common stock subject to an award under the Plan that remain unissued upon the cancellation, termination or expiration of the award will again become available for grant under the Plan. Shares of our common stock that are exchanged by a participant or withheld by the Company as full or partial payment of the exercise price or purchase price in connection with any award under the Plan, as well as any shares of our common stock exchanged by a participant or withheld by the Company to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the Plan. To the extent an award is paid or settled in cash, the number of shares of our common stock previously subject to the award will again be available for grants pursuant to the Plan. To the extent that an award can only be settled in cash, such award will not be counted against the total number of shares of our common stock available for grant under the Plan.
The Plan will initially be administered by our compensation committee, although, subject to the discretion of our board of directors, it may be administered by either our board of directors or any committee of our board of directors, including a committee that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board or committee referred to above being sometimes referred to as the plan administrator). The plan administrator may interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan. Notwithstanding the foregoing, until such time as our compensation committee is comprised solely of independent directors who qualify as “non-employee directors” as defined in Rule 16b-3 under the Exchange Act, our board of directors will retain the authority to review, approve and administer equity-based awards under the Plan that are granted to our officers who are subject to the reporting obligations of Section 16 of the Exchange Act and to members of our board of directors. With respect to such awards, references herein to the plan administrator shall mean our board of directors.
The Plan permits the plan administrator to select the officers, employees, non-employee directors, independent contractors and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of our common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards. The provisions and administration of each award need not be the same with respect to each participant. The Plan expressly prohibits the repricing or cash buyout of underwater options or SARs without shareholder approval.
Non-employee directors may not be granted awards under the Plan during any calendar year that, when aggregated with such non-employee director’s cash fees with respect to such calendar year, exceed $750,000 in total value, provided that the plan administrator may make exceptions to increase such limit to $1,000,000 for an individual non-employee director in extraordinary circumstances, such as where a non-employee director serves as the non-executive chairman of board of directors or lead independent director, or as a member of a special litigation or transactions committee of board of directors.
RSUs, PSUs and restricted stock may be granted under the Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs, PSUs and restricted stock. If the restrictions, performance objectives or other conditions determined by the plan administrator are not satisfied, the RSUs, PSUs and restricted stock will be forfeited. Subject to the provisions of the Plan and the applicable individual award agreement, the plan administrator may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability. The rights of RSU, PSU and restricted stock holders upon a termination of employment or service will be set forth in individual award agreements.
Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted stock, provided that any dividends declared during the restricted period with respect to such restricted stock will generally only become payable if the underlying restricted stock vest. During the restricted period, participants with RSUs will generally not have any rights of a stockholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights that will be paid either currently or at the time that shares of our common stock in respect of the related RSUs are delivered to the participant.
We may issue stock options under the Plan. Options granted under the Plan may be in the form of non-qualified options or “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, as set forth in the applicable individual option award agreement. All of the shares of our common stock reserved for issuance under the Plan may be granted as incentive stock options. The exercise price of all options granted under the Plan will be determined by the plan administrator, except as provided in the applicable award agreement, but in no event may the exercise price be less than 100% of the fair market value of the related shares of our common stock on the date of grant. The maximum term of all stock options granted under the Plan will be determined by the plan administrator, but may not exceed ten years. Each stock option will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement. Unless the applicable award agreement provides otherwise, participants with options will generally not have any rights of a stockholder until the participant has given written notice of the exercise of the options and has paid the exercise price for the shares underlying the options.
SARs may be granted under the Plan either alone or in conjunction with all or part of any option granted under the Plan. A free-standing SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over the base price of the free-standing SAR. A SAR granted in conjunction with all or part of an option under the Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over the exercise price of the related option. Unless the applicable award agreement provides otherwise, each SAR will be granted with a base price that is not less than 100% of the fair market value of the related shares of our common stock on the date of grant. The maximum term of all SARs granted under the Plan will be determined by the plan administrator, but may not exceed ten years. The plan administrator may determine to settle the exercise of a SAR in shares of our common stock, cash, or any combination thereof, as specified in the underlying award agreement. Unless the applicable award agreement provides otherwise, participants with SARs will generally not have any rights of a stockholder until the participant has given written notice of the exercise of the options.
Each free-standing SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual free-standing SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.
Other stock-based awards, valued in whole or in part by reference to, or otherwise based on, shares of our common stock (including dividend equivalents) may be granted under the Plan. Unless the applicable award agreement provides otherwise, any dividend or dividend equivalent awarded under the Plan will be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards and will only become payable if the underlying awards vest. The plan administrator will determine the terms and conditions of such other stock-based awards, including the number of shares of our common stock to be granted pursuant to such other stock-based awards, the manner in which such other stock-based awards will be settled (e.g., in shares of our common stock, cash or other property), and the conditions to the vesting and payment of such other stock-based awards (including the achievement of performance objectives).
Bonuses payable in fully vested shares of our common stock and awards that are payable solely in cash may also be granted under the Plan.
The plan administrator may grant equity-based awards and incentives under the Plan that are subject to the achievement of performance objectives selected by the plan administrator in its sole discretion, including, without limitation, one or more of the following business criteria: (i) earnings, including one or more of operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) stock price, average stock price or total stockholder return; (xv) cost targets, reductions and savings, productivity and efficiencies; (xvi) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, and information technology goals, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xvii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xviii) any combination of, or a specified increase in, any of the foregoing.
The business criteria may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to us or any of our affiliates, or one of our divisions or strategic business units or a division or strategic business unit of any of our affiliates, or may be applied to our performance relative to a market index, a group of other companies or a combination thereof, all as determined by the plan administrator. The business criteria may also be subject to a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made, and a maximum level of performance above which no additional payment will be made. The plan administrator will have the authority to make equitable adjustments to the business criteria, as may be determined by the plan administrator in its sole discretion.
In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, corporate transaction or event, special or extraordinary dividend or other extraordinary distribution (whether in the form of shares of our common stock, cash or other property), stock split, reverse stock split, subdivision or consolidation, combination, exchange of shares, or other change in corporate structure affecting the shares of our common stock, an equitable substitution or proportionate adjustment shall be made, at the sole discretion of the plan administrator, in (i) the aggregate number of shares of our common stock reserved for issuance under the Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the Plan, (iii) the kind, number and purchase price of shares of our common stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs, PSUs, stock bonuses and other stock-based awards granted under the Plan or (iv) the performance goals and periods applicable to awards granted under the Plan. Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of our common stock, cash or other property covered by such awards over the aggregate exercise price or base price, if any, of such awards, but if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of the shares of our common stock, cash or other property covered by such award, the plan administrator may cancel the award without the payment of any consideration to the participant.
Unless the applicable award agreement provides otherwise, in the event that (i) a “change in control” (as defined in the Plan) occurs and (ii) either (x) an outstanding award is assumed or substituted in connection with such change in control and a participant’s employment or service is terminated by the Company without cause or by the participant for good reason (if applicable) within 12 months following the change in control or (y) an outstanding award is not assumed or substituted in connection with such change in control, then (a) any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and (b) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be achieved at the greater of target or actual performance levels. The completion of this offering will not be a change of control under the Plan.
Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of an amount up to the maximum statutory rates in the participant’s applicable jurisdictions with respect to any award granted under the Plan, as determined by us. We have the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from such delivery shares of our common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of our common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy our withholding obligation with respect to any award.
The Plan provides the plan administrator with authority to amend, alter or terminate the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant’s consent, provided that the plan administrator may amend the terms of an award to take effect retroactively or otherwise for the purpose of conforming the award to any applicable law, government regulation or stock exchange listing requirement relating to the award. Stockholder approval of any such action will be obtained if required to comply with applicable law.
The Plan will terminate on the tenth anniversary of the effective date of the Plan (although awards granted before that time will remain outstanding in accordance with their terms).
We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the Plan.
Equity Awards at the Time of this Offering
Upon the completion of this offering, certain of our employees, including our named executive officers, will receive one-time grants of awards under the Plan consisting of time-based restricted stock units that vest on the third anniversary of the grant date, subject to the grantee’s continuous service through such date. Mr. Gupta will receive time-based restricted stock units with a grant date value equal to $3,200,000, Mr. Mitchell will receive time-based restricted stock units with a grant date value equal to $800,000, and Mr. Stolove will receive time-based restricted stock units with a grant date value equal to $400,000.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of certain relationships and transactions that exist or have existed or that we have entered into with our directors, executive officers or stockholders who are known to us to beneficially own more than 5% of our voting securities and their affiliates and immediate family members.
Related Party Transaction Policy
We have established a written related party transaction policy that, subject to future and ongoing transactions contemplated by the agreements described below under “—Relationship with our Parent,” provides procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee or stockholders known to us to beneficially own 5% or more of our voting securities or any affiliates and immediate family members of the foregoing. Any such related party transactions shall require advance approval by a majority of our independent directors or by our audit committee.
Directed Share Program
At our request, the underwriters have reserved up to 665,520 shares of the common stock offered by this prospectus for sale at the initial public offering price to certain of our and our Parent’s directors, officers and key employees through a directed share program.
Relationship with Our Parent
We have been an indirect wholly owned subsidiary of our Parent since 2004, during which time we have been part of our Parent’s consolidated business operations. Historically, our Parent and certain of our Parent’s other subsidiaries have provided a variety of services to us, and we have provided a variety of services to our Parent and certain of our Parent’s other subsidiaries and former subsidiaries. These arrangements are described below under “—Other Related Party Transactions.” Given that we entered into such agreements with our Parent and certain of our Parent’s other subsidiaries in the context of a parent-subsidiary relationship, certain terms are not necessarily the same as could have been obtained from a third party. See “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent.”
Following this offering and the Concurrent Private Placement, we expect that our Parent will continue to hold at least 80% of our outstanding common stock for the foreseeable future, and as a result our Parent will continue to have significant influence over our business, including pursuant to the agreements described below which will be entered into prior to or concurrent with the completion of this offering. The material terms of such agreements will govern our relationship with our Parent following this offering.
Master Agreement
Prior to the completion of this offering, we entered into the Master Agreement with our Parent that will govern certain aspects of our continuing relationship with our Parent and include certain customary stockholder rights of our Parent.
Releases and Indemnification
Except for each party’s obligations under the Master Agreement, the other transaction documents and certain other specified liabilities, we and our Parent have agreed to releases and indemnifications. The releases do not extend to obligations or liabilities under the Master Agreement and certain other transaction documents that remain in effect following this offering.

Board Rights
Our Parent will have the right (but not the obligation) to designate the below number of persons as nominees to our board of directors which will initially consist of eleven directors:
•six persons, so long as Parent beneficially owns more than 50% of our outstanding common stock;
•five persons, so long as Parent beneficially owns 50% or less but 40% or more of our outstanding common stock;
•four persons, so long as Parent beneficially owns less than 40% but 30% or more of our outstanding common stock;
•three persons, so long as Parent beneficially owns less than 30% but 20% or more of our outstanding common stock; and
•two persons, so long as Parent beneficially owns less than 20% but 10% or more of our outstanding common stock.
The Master Agreement will also provide that:
•for so long as the Master Agreement shall remain in effect, in addition to the director nomination rights of our Parent described above, we and our Parent have agreed that our chief executive officer shall be a member of our board of directors;
•until Parent ceases to beneficially own less than 20% of our outstanding common stock, except as required by applicable law or Nasdaq listing standards, we may not, without the prior written consent of our Parent, take any action to change the size of our board of directors;
•in the event that the size of our board of directors is increased with Parent’s prior written approval, our Parent will have the right to designate a proportional number of persons (rounded up to the nearest whole number) as nominees to our board of directors;
•for so long as our Parent beneficially owns more than 50% of our outstanding common stock, our Parent will also be entitled to designate at least two members to the compensation committee;
•for so long as our Parent beneficially owns more than 30% of our outstanding common stock, our Parent shall be entitled to designate at least one member to each of the other board committees other than the independent capital committee;
•until Parent ceases to beneficially own more than 30% of our outstanding common stock, except as required by applicable law or Nasdaq listing standards, we may not, without the prior written consent of our Parent, take any action to increase the size of any of our board committees;
•in the event that the size of any committee of our board of directors is increased with Parent’s prior written approval, our Parent will have the right to designate a proportional number of additional directors to serve on such committee (rounded up to the nearest whole number); and
•for so long as our Parent beneficially owns 10% or more of our outstanding common stock, our Parent will also be entitled to designate one observer to attend any meetings of our board of directors.

Approval Rights
For so long as our Parent beneficially owns more than 50% of our outstanding common stock, we will be required to obtain the prior written consent of our Parent to take any of the following actions, whether directly or indirectly through a subsidiary, subject to limited exceptions:
•adopt any plan or proposal for a complete or partial liquidation, dissolution or winding up of us or any of our subsidiaries or commence any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;
•repurchase any of our stock, reduce or reorganize our capital or the capital of any of our subsidiaries;
•approve our annual business plan (which will include among other things, our operating plan and capital plan) for us and any of our subsidiaries on a consolidated basis and any material amendments to, or any material departure from, such business plan. The business plan shall be provided to our Parent for approval reasonably in advance of adoption consistent with the annual operating cycle for our Parent and its subsidiaries and shall include any proposed geographical or product expansion;
•appoint or remove our chief executive officer;
•issue new debt securities or incur indebtedness or guarantees;
•issue our common stock or other equity securities or securities convertible into or exercisable or exchangeable for our common stock or other equity securities, including any issuances or grants pursuant to any stock plan;
•enter into any merger, amalgamation, consolidation or similar transaction with a non-affiliate;
•acquire assets, securities or businesses involving consideration of $50 million or more (or book value of $100 million or more with respect to acquisitions effected through reinsurance transactions), other than transactions involving assets invested in our consolidated general account and approved in accordance with our established policies and procedures to monitor invested assets;
•dispose of assets, securities or businesses involving consideration of $50 million or more (or book value of $100 million or more with respect to dispositions effected through reinsurance transactions), other than transactions involving assets invested in our consolidated general account and approved in accordance with our established policies and procedures to monitor invested assets; and
•adopt or implement any stockholder rights plan or similar takeover defense measure.
For so long as our Parent beneficially owns any portion of our common stock, we will be required to consult with our Parent with respect to the foregoing matters; however, our Parent will no longer have consent rights with respect to such matters other than as described above.
Non-competition and Non-solicitation
The Master Agreement contains non-competition covenants that prohibit competition between us and our subsidiaries, on the one hand, and our Parent and its other subsidiaries, on the other hand, in certain businesses and geographic areas during the period beginning on the date of such agreement and ending on the date that is one year after the date on which our Parent ceases to beneficially own, directly or indirectly, more than 50% of our outstanding common stock (the “Restricted Period”).

The Master Agreement provides that we and our subsidiaries will not, during the Restricted Period, directly or indirectly, engage in any businesses of our Parent (other than the mortgage insurance business in the United States) (the “Genworth Covered Business”). The Master Agreement provides that our Parent and its other subsidiaries (for so long as they are subsidiaries of our Parent) will not, during the Restricted Period, directly or indirectly, engage in any business that directly or indirectly competes with our current businesses or our terminated, divested or discontinued businesses within the last two years which are or should be included as our historical operations (the “Company Covered Business”).
The foregoing non-competition agreement is subject to exceptions in the case of certain transactions by us or our Parent and our respective subsidiaries that involve a de minimis business or another business activity so long as within two years after such a purchase or acquisition, we or our Parent or our respective subsidiaries sign a definitive agreement to dispose of the relevant portion of the business or securities of the acquired business or company or, at the end of the two year period, the acquired business or company complies with this non-competition agreement.
Information Sharing
The Master Agreement also provides for other arrangements with respect to the mutual sharing of information between us and our Parent and its affiliates in order to comply with reporting, filing, audit, insurance regulatory or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the completion of this offering. We and our Parent and its affiliates have also agreed to provide mutual access to historical business records.
Tax Matters
The Master Agreement provides that our Parent will compensate us for any reduction in the deferred tax attributes (or increase to deferred tax liabilities) of GMH, LLC and its subsidiaries (other than a reduction solely in the basis of stock of GMH, LLC) that may occur as a result of the application of the “unified loss rules” contained in Treas. Reg. Section 1.1502-36 to this offering.
The Master Agreement also provides that, following this offering, we will not take any action (or fail to take any action) that would cause us to no longer be a member of the Genworth Consolidated Group, or to no longer be subject to the Tax Allocation Agreement (described below), without our Parent’s prior written consent (which consent will be in our Parent’s sole discretion).
Registration Rights Agreement
Prior to or concurrently with the completion of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with our Parent, pursuant to which our Parent will be able to require us, beginning after the 180-day lock-up period, to file one or more registration statements with the SEC covering the public resale of registrable securities beneficially owned by our Parent or to effect shelf takedown offerings. We will be required to bear the registration expenses, other than the underwriting discount and transfer taxes, associated with any registration of stock pursuant to the Registration Rights Agreement. The Registration Rights Agreement will include customary indemnification provisions in favor of our Parent, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration. Our Parent will have piggyback registration rights, pursuant to which our Parent will be entitled to participate in certain registrations or offerings we may undertake, subject to “cutback” in certain cases.
Shared Services Agreement
On August 4, 2021, we entered into a shared services agreement with our Parent (the “Shared Services Agreement”) in order to (i) provide to one another (and to certain of our respective affiliates or subsidiaries) administrative and support services and other assistance and (ii) ensure certain services received prior to the completion of this offering will continue to be provided. The principal services that our Parent and certain of our Parent’s other subsidiaries provide to us include: investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal).
We will also provide to each other additional services that we, our Parent or any of our respective affiliates or subsidiaries may identify during the first 120 days of the term of the Shared Services Agreement as being provided to one another four months prior to the close of the transaction and that are necessary to operate the business as the business operated in the 12 months prior to the close of the transaction. Service charges are generally calculated in a manner consistent with past practice, but are subject to annual caps on charges historically treated as overhead allocations as follows: $36 million in 2021; $25 million in 2022; $20 million in 2023; $15 million in 2024; and $10 million in 2025.
The Shared Services Agreement requires each party to perform services that meet a standard of care consistent with such party’s most recent past practices. Neither we nor our Parent or any of our respective affiliates or subsidiaries are or will be liable to each other in respect of the services either party provides, except in respect of a contractual claim for direct losses or where such liability arises from the provider party’s fraud, fraudulent misrepresentation, or willful misconduct, subject to certain specified exceptions and limitations.
Services will continue to be provided under the Shared Services Agreement until the last service provided under the Agreement is terminated or expires, or until 12 months after the date our Parent no longer holds a controlling interest in the Company. Specific services provided under the Shared Services Agreement may be terminated by either party for convenience with at least one hundred eighty (180) days’ prior written notice provided to the other party in accordance with the terms of the Shared Services Agreement.
Intellectual Property Cross License Agreement
Prior to or concurrent with the completion of this offering, we will enter into an Intellectual Property Cross License Agreement with our Parent (the “IP Cross License Agreement”) in order to provide to one another and certain of each of our affiliates or subsidiaries a non-exclusive, irrevocable, royalty-free, fully paid up, perpetual right and license of specified intellectual property (other than trademarks). The license is for specified purposes to assist each party in conducting its business following this offering and it allows us, our Parent and certain of each of our affiliates or subsidiaries to: (i) enable employees, directors and officers to use and practice the licensed intellectual property rights for internal purposes, (ii) make, have made, use, sell, have sold, import and otherwise commercialize certain products and services and (iii) create certain improvements to such licensed intellectual property. Each party and its affiliates or subsidiaries will have limitations on their ability to grant sublicenses. With respect to any third-party intellectual property licensed under the IP Cross License Agreement, we and our Parent have granted each other sublicenses that are subject to the terms and conditions of existing agreements between us and any applicable third party and our Parent and any applicable third party, and such sublicenses will not include rights in excess of those under such agreements.
The term of the IP Cross License Agreement is perpetual, but may be terminated upon mutual written agreement by the parties. In addition to the permitted assignments described in the Master Agreement, any party may assign the IP Cross License Agreement to any of its affiliates without any other party’s consent, but the assigning party will continue to be liable for the performance by the assignee.
Transitional Trademark License Agreement
Prior to or concurrent with the completion of this offering, we will enter into a Transitional Trademark License Agreement (the “Trademark Agreement”) with our Parent and Enact Mortgage Holdings, LLC (“EMH”) pursuant to which our Parent and EMH will grant us and our affiliates a limited non-exclusive, non-transferable, royalty-free license to use certain specified trademark applications and registrations, names and brands (including trademarks, logos and domain names) of our Parent and EMH with limited rights to sublicense.
The Trademark Agreement, unless terminated earlier, is effective until two years following the date on which our Parent ceases to own more than 50% of our outstanding common stock; provided, that, with the consent of our Parent and EMH, we and our affiliates or subsidiaries, as applicable, may use certain licensed marks for a transition period of up to one year following such date to the extent required by applicable law.
The Trademark Agreement will automatically terminate with respect to us or our affiliates or subsidiaries, as applicable, upon notice to us by our Parent or EMH, in the event of (i) a merger or consolidation with an unrelated-third party, (ii) a sale of substantially all of the applicable party’s assets to an unrelated-third party or (iii) a change of control whereby an unrelated third party acquires 50% or more of the applicable party’s outstanding voting securities or the power to direct or cause the direction of management or policies.
The Trademark Agreement will also automatically terminate, without notice to us by our Parent or EMH, in the event that we or a permitted sublicensee makes a general assignment for the benefit of creditors, ceases operations or is liquidated or dissolved. The Trademark Agreement may also be terminated by our Parent or EMH if there is a material breach by us or a permitted sublicense, as applicable, that is uncured.
Other Related Party Transactions
Tax Allocation Agreement
We currently join in the filing of a United States consolidated income tax return with the Genworth Consolidated Group and are party to a Tax Allocation Agreement between our Parent and certain of our Parent’s subsidiaries, which allocates the consolidated tax liability of the Genworth Consolidated Group among its members, including us, in addition to certain other matters. The tax allocation methodology is based on the separate return liabilities with offsets for losses and credits utilized to reduce the current consolidated tax liability of our Parent as allowed by applicable law and regulation. We settle intercompany tax balances quarterly after the filing of our Parent’s federal consolidated United States corporation income tax return.
If the taxable income, special deductions, or credits reported in the Genworth Consolidated Group income tax return for any taxable year or periods is changed or otherwise adjusted, payments required to be made under the Tax Allocation Agreement may be recalculated, and we could be required to pay material amounts to our Parent. However, our Parent will be responsible for any taxes for which we are jointly and severally liable solely by reason of filing a combined, consolidated or unitary return with our Parent.
In the event that the Parent were to hold less than 80% of our common stock by either voting power or value, we would cease to be a member of the Genworth Consolidated Group and may be required to make a payment to the Parent in respect of tax benefits for which we received credit under the Tax Allocation Agreement, but which had not been utilized by the Genworth Consolidated Group at such time. These tax benefits would be available to reduce our tax liabilities in periods after we leave the Genworth Consolidated Group, subject to any applicable limitation that may apply with respect to such period or tax benefit.
Compensation and Other Arrangements Concerning Employees
Prior to the completion of this offering, our employees participated in certain benefit plans administered by our Parent and certain stock-based compensation plans that utilize our Parent’s common stock. See “Compensation of Executive Officers and Directors.”

PRINCIPAL AND SELLING STOCKHOLDER
Prior to the completion of this offering, our Parent (through GHI) is our only stockholder and owns all the shares of our common stock. GHI is selling 13,310,400 shares of our common stock in this offering (15,306,960 shares of common stock if the underwriters exercise in full their option to purchase additional shares). Following this offering and the Concurrent Private Placement, our Parent will own approximately 82.8% of our outstanding common stock (and approximately 81.6% of our common stock if the underwriters exercise in full their option to purchase additional shares) indirectly through GHI.
Beneficial Ownership
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 13, 2021 and as adjusted to reflect the sale of our common stock offered by the selling stockholder in this offering and the Concurrent Private Placement for:
•the selling stockholder which is the only beneficial owner of more than 5% of our common stock;
•each of our directors;
•each of our named executive officers; and
•all directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of September 13, 2021, through the exercise of any option, warrant or other right. In computing the percentage beneficial ownership of a person, common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or exercisable within 60 days of September 13, 2021 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to the foregoing, percentage of beneficial ownership is based on 162,840,000 shares of common stock outstanding as of September 13, 2021. Percentage of beneficial ownership after this offering (assuming no exercise of the underwriters’ option to purchase additional shares) also assumes the sale by GHI of 13,310,400 shares of common stock in this offering and 14,655,600 shares of common stock in the Concurrent Private Placement.
To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is 8325 Six Forks Road, Raleigh, North Carolina 27615.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned Before this Offering	Shares of Common Stock Beneficially Owned After this Offering	Percentage of Common Stock Beneficially Owned Before this Offering	Percentage of Common Stock Beneficially Owned After this Offering
Directors and Named Executive Officers:
Rohit Gupta	—	—	—%	—%
Hardin Dean Mitchell	—	—	—	—
Evan Stolove	—	—	—	—
Dominic Addesso*	—	—	—	—
John D. Fisk*	—	—	—	—
Sheila Hooda*	—	—	—	—
Thomas J. McInerney	—	—	—	—
General Raymond T. Odierno*	—	—	—	—
Robert P. Restrepo Jr.*	—	—	—	—
Daniel J. Sheehan IV	—	—	—	—
Debra W. Still*	—	—	—	—
Westley V. Thompson*	—	—	—	—
Anne G. Waleski*	—	—	—	—
All executive officers and directors as a group (15 persons)	—	—	—%	—%
Greater than 5% and Selling Stockholder:
Genworth Holdings, Inc.(1)	162,840,000	134,874,000	100%	82.8%
_____________
*Currently a director nominee and will be appointed as a director upon consummation of this offering.
(1) The address of Genworth Holdings, Inc. is 6620 West Broad Street Richmond, VA 23230.

Following this offering and the Concurrent Private Placement, Bayview will own 14,655,600 shares of our common stock, representing approximately 9.0% of our outstanding common stock (assuming an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus).

DESCRIPTION OF CAPITAL STOCK
Prior to the completion of this offering, we will file our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and our board of directors will adopt our amended and restated bylaws. The forms of our amended and restated certificate of incorporation and our amended and restated bylaws are filed as exhibits to this registration statement. The provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon completion of this offering and relevant sections of the DGCL are summarized below. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are only summaries of such provisions and instruments and in each case are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws that are filed as exhibits to this registration statement.
General
Our amended and restated certificate of incorporation will authorize 600,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.01 par value per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.
As of September 13, 2021, there were 162,840,000 shares of our common stock outstanding, all held and beneficially owned by GHI (a wholly owned subsidiary of our Parent), and no shares of our common stock issuable upon exercise of outstanding stock options and restricted stock units. As of September 13, 2021, there were no outstanding shares of our preferred stock.
Common Stock
Dividend Rights
Subject to preferences that may apply to shares of our preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.
Voting Rights
The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors.
Pursuant to the Master Agreement, our Parent will have the right to designate certain members of our board of directors depending upon the percentage of our outstanding common stock it owns at such time. See “Management—Board of Directors” and “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement—Board Rights.”
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and the payment of liquidation preferences, if any, on any outstanding shares of our preferred stock.
Preferred Stock
Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of our preferred stock.
Registration Rights
See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Registration Rights Agreement,” which is incorporated by reference herein.
On the completion date of this offering, in connection with the closing of the Concurrent Private Placement, we intend to enter into a registration rights agreement with certain investment vehicles managed by Bayview (the “Bayview Registration Rights Agreement”). Pursuant to the Bayview Registration Rights Agreement, the Bayview holders will be able to require us to file a shelf registration statement once we are eligible to do so covering the public resale of registrable securities beneficially owned by them and to effect shelf takedown offerings subject to certain conditions being met, including a minimum offering size of $50.0 million in expected aggregate gross proceeds. The Bayview holders will have piggyback registration rights, pursuant to which they will be entitled to participate in certain registrations or offerings we may undertake, subject to “cutback” in certain cases.
Anti-Takeover Provisions
The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws to be in effect following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Certain Certificate of Incorporation and Bylaws Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including as summarized below.

No Cumulative Voting
The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and our amended and restated bylaws will not provide for cumulative voting.
Issuance of Undesignated Preferred Stock
We anticipate that after the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 50,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of our preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Exclusive Forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act. This exclusive forum provision will not apply to actions arising under the Exchange Act. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Although we believe these provisions benefit us by providing increased consistency for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Market Listing
We have been approved to list our common stock on the Nasdaq under the symbol “ACT.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, MA 02021.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through the sale of our equity securities. See “Risk Factors—General Risk Factors—There is currently no market for our common stock, an active trading market may not develop or continue to be liquid and the market price of our common stock may be volatile.” No prediction can be made as to the effect, if any, future sales of shares or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.
Sale of Restricted Shares
Upon the closing of this offering and the Concurrent Private Placement, we will have 162,840,000 shares of common stock outstanding.
Of the outstanding shares, the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of such class acquired by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below.
Rule 144
In general, under Rule 144, beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations subject only to the availability of current public information about us (which requirement will cease to apply after such person has beneficially owned such shares for at least 12 months).
Without giving effect to any lock-up agreements, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
•1% of the number of shares of common stock then outstanding, which will equal approximately 1,628,400 shares immediately after this offering; and
•the average weekly trading volume in our common stock on the Nasdaq during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.
Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701 under the Securities Act as currently in effect, an employee, director, officer, consultant or advisor who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is eligible to resell such shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

Registration Statement of Form S-8
In addition to the issued and outstanding shares of our common stock, we intend to file a registration statement on Form S-8 to register an aggregate of approximately 4,000,000 shares of common stock reserved for issuance under our equity incentive programs. That registration statement will become effective upon filing and shares of common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates), subject to vesting and the lock-up agreements described below.
Registration Rights Agreement
See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Registration Rights Agreement”, which is incorporated by reference herein, for a description of the registration rights agreement we intend to enter into with our Parent. See "Description of Capital Stock—Registration Rights," which is incorporated by reference herein, for a description of the Bayview Registration Rights Agreement.
Lock-Up Agreements
The Company, its executive officers and directors, GHI and our Parent have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans.
In addition, Bayview has agreed with the underwriters, us and the selling stockholder, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with our prior written consent and the written consent of each of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and GHI.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following is a summary of the material terms of certain of our indebtedness. The summary is qualified in its entirety by reference to the full text of the notes governing the terms of such indebtedness and the agreements pursuant to which the notes are issued.
2025 Senior Notes
On August 21, 2020, we issued $750 million aggregate principal amount of our 2025 Senior Notes. The 2025 Senior Notes will mature on August 21, 2025, unless previously redeemed. The 2025 Senior Notes are issued under an indenture (the “Indenture”), dated as of August 21, 2020 between us, as issuer, and The Bank of New York Mellon Trust Company, N.A., as the trustee.
Interest. The 2025 Senior Notes bear interest at the rate of 6.500% per year and are payable semi-annually in cash in arrears on February 15 and August 15 of each year, commencing on February 15, 2021.
Optional Redemption. The 2025 Senior Notes may be redeemed by us, in whole or in part, at any time prior to February 15, 2025, at our option, at a redemption price equal to 100% of the principal amount thereof, plus a “make-whole” premium and accrued and unpaid interest, if any, to, but not including, the redemption date. At any time, on and after February 15, 2025, we may redeem the 2025 Senior Notes, in whole or in part, at par plus accrued and unpaid interest, if any, to, but not including, the redemption date. In addition, at any time before August 15, 2022, we may on one or more occasions redeem up to 40% of the aggregate principal amount of the 2025 Senior Notes at a redemption price of 106.5% of the aggregate principal amount of the 2025 Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date, with an amount not greater than the net cash proceeds from certain equity offerings.
Covenants. The Indenture governing the 2025 Senior Notes includes covenants that limit, among other things, our ability and our subsidiaries ability to: (i) incur or guarantee additional indebtedness or issue preferred stock; (ii) declare or pay dividends or make other distributions to holders of capital stock; (iii) redeem, repurchase, retire or acquire for value our capital stock or subordinated indebtedness of us; (iv) make investments; (v) transfer or sell assets, including capital stock of certain of our subsidiaries; (vi) create liens; (vii) place restrictions on the ability of certain of our subsidiaries to pay dividends or make other payments to us or certain of our subsidiaries; (viii) merge or consolidate, or sell, transfer, lease or dispose of substantially all assets; and (ix) enter into transactions with affiliates. Each of the covenants is subject to certain limitations and exceptions. Certain of the covenants cease to apply to the 2025 Senior Notes if, on any date following the issue date, the 2025 Senior Notes are rated investment grade by two or more of Standard & Poor’s, Fitch Inc. and Moody’s Investors Service, and no default or event of default has occurred and is continuing.
Change of Control. Subject to certain exceptions, upon the occurrence of a change of control triggering event, we must offer to purchase the 2025 Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings of the IRS and court decisions, each as in effect as of the date hereof. All of these authorities are subject to change and differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could result in U.S. federal income tax consequences different from those discussed below.
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.
This discussion is limited to non-U.S. holders that acquire shares of our common stock pursuant to this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a non-U.S. holder in light of that non-U.S. holder’s particular circumstances or that may be applicable to non-U.S. holders subject to special treatment under U.S. federal income tax laws (including, for example, banks or other financial institutions, brokers or dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, “controlled foreign corporations,” “passive foreign investment companies,” tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other “flow-through” entities and investors therein, certain former citizens or former long-term residents of the United States, holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, and holders who own or have owned (directly, indirectly or constructively) 5% or more of our common stock (by vote or value)). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or U.S. state, local or non-U.S. taxes. Prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations with respect to acquiring, holding and disposing of shares of our common stock.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partnership or a partner in a partnership holding shares of our common stock should consult their tax advisors.
THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE

HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS.
Distributions
In general, subject to the discussion below regarding “effectively connected” dividends, the gross amount of any distribution we make to a non-U.S. holder with respect to its shares of our common stock will be subject to U.S. withholding tax at a rate of 30% to the extent the distribution constitutes a dividend for U.S. federal income tax purposes, unless the non-U.S. holder is eligible for an exemption from, or a reduced rate of, such withholding tax under an applicable income tax treaty and the non-U.S. holder provides proper certification of its eligibility for such exemption or reduced rate. A distribution with respect to shares of our common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent any distribution does not constitute a dividend, it will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and then, to the extent it exceeds the non-U.S. holder’s adjusted basis in its shares of our common stock, as gain from the sale or exchange of such stock. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of our Common Stock.”
Dividends we pay with respect to our common stock to a non-U.S. holder that are effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States (or, if required by an applicable income tax treaty, are attributable to a permanent establishment or a fixed base of such non-U.S. holder in the United States) generally will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at the U.S. federal income tax rates applicable to U.S. citizens, nonresident aliens or domestic corporations, as applicable. Dividends received by a non-U.S. holder that is a corporation and that are effectively connected with its conduct of trade or business within the United States may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
Gain on Sale or Other Disposition of our Common Stock
Subject to the discussion below under the heading “—Information Reporting and Backup Withholding,” in general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:
•the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (or, if required by an applicable income tax treaty, is attributable to a permanent establishment or a fixed base of such non-U.S. holder in the United States);
•the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or
•we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition or such non-U.S. holder’s holding period of such shares of our common stock.
Gain described in the first bullet immediately above generally will be subject to U.S. federal income tax on a net income tax basis, at the U.S. federal income tax rates applicable to U.S. citizens, nonresident aliens or domestic corporations, as applicable. A non-U.S. holder that is a corporation and that recognizes gain described in the first bullet immediately above may also be subject to branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to such effectively connected gain. An individual non-U.S. holder described in the second bullet immediately above will be subject to a flat 30% tax (unless the non-U.S. holder is eligible for a lower rate under an applicable income tax treaty) on the gain from such sale or other disposition, which may be offset by U.S. source capital losses, if any, of the non-U.S. holder.
We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that we are not or will not become a USRPHC. If we were or were to become a USRPHC, however, any gain recognized on a sale or other disposition of shares of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).
Information Reporting and Backup Withholding
We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of any information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.
A non-U.S. holder generally will be subject to backup withholding (currently at a rate of 24%) on dividends paid with respect to such non-U.S. holder’s shares of our common stock unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).
Information reporting and backup withholding generally is not required with respect to any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside of the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS, and may also be required to backup withhold on such proceeds unless such non-U.S. holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker with certain specified connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.
FATCA Withholding Requirements
Non-U.S. holders may be subject to U.S. withholding tax at a rate of 30% pursuant to Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”). This withholding tax may apply if a non-U.S. holder (or any foreign intermediary that receives a payment on a non-U.S. holder’s behalf) does not comply with certain U.S. information reporting requirements. The payments potentially subject to this withholding tax include U.S.-source dividends. If FATCA is not complied with, the withholding tax described above will apply to payments of dividends received in respect of common stock. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on their investment in the common stock.

UNDERWRITING
The Company, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase from the selling stockholder the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Keefe, Bruyette & Woods, Inc.
BTIG LLC
Dowling & Partners Securities LLC

Total	13,310,400
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 1,996,560 shares from the selling stockholder to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discount to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,996,560 additional shares.

Paid by the Selling Stockholder	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
The underwriters will not receive any underwriting compensation in connection with the Concurrent Private Placement.
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial public offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our executive officers and directors, GHI and our Parent have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company, our Parent and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We have been approved to list our common stock on the Nasdaq under the symbol “ACT.” In order to meet one of the requirements for listing the common stock on Nasdaq, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.
The Company estimates that its share of the total expenses of the offering will be approximately $1.7 million. These expenses include certain fees incurred in connection with this offering for which the Parent has agreed to pay or reimburse the Company, including accounting fees and expenses and certain legal fees.

The Company and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC were initial purchasers in the offering of the 2025 Senior Notes. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 665,520 shares for sale at the public offering price to certain of our and our Parent’s directors, officers and key employees through a directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Shares purchased through the directed share program by certain of our and our Parent’s directors, officers and key employees will be subject to lock-up restrictions with the underwriters.
Selling Restrictions
Canada
The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area
This prospectus is not a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer of shares in any Member States of the European Economic Area (the “EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.
In relation to each Member State, no offer to the public of any shares which are the subject of the offering contemplated by this prospectus (“Securities”) may be made in that Member State, other than an offer to the public of any Securities in that Member State made at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Securities shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase or subscribe for any Securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.
United Kingdom
This prospectus is not a prospectus for the purposes of the UK Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer of shares in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in the United Kingdom of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Section 85 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

No Securities have been offered or will be offered pursuant to the offering to the public in the United Kingdom other than under the following exemptions under the UK Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the Securities shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the Securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase or subscribe for any Securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.
This prospectus may not be distributed or circulated to any person in the United Kingdom other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; and (iii) other persons to whom it may lawfully be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons. The shares will only be available to, and any initiation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Other persons should not act or rely on this prospectus or any of its contents. This prospectus is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the ESMA) in connection with the issue or sale of the Securities may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the ESMA does not apply to the Company.
All applicable provisions of the ESMA must be complied with in respect to anything done by any person in relation to the Securities in, from or otherwise involving the United Kingdom.
Each underwriter represents and agrees that:
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.
Hong Kong
The shares have not been and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)

(“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares have been or will be issued or have been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS
The validity of the common stock offered hereby will be passed upon for us by Sidley Austin LLP. Certain legal matters will be passed upon for us by Evan Stolove, our Executive Vice President and General Counsel. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to Genworth Financial, Inc.
EXPERTS
The consolidated financial statements of EHI as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, have been included herein in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. We also maintain a website at https://mortgageinsurance.genworth.com/. Our website, and the information contained on or accessible through our website, is not part of, and is not incorporated by reference into, this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholder and Board of Directors
Enact Holdings, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Enact Holdings, Inc. (formerly Genworth Mortgage Holdings, Inc.) and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes and financial statement schedules I to II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2019.
Raleigh, North Carolina
March 23, 2021, except for Notes 15 and 16 as to which the date is May 3, 2021

ENACT HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
(Amounts in thousands, except par value per share amount)	2020	2019
Assets
Fixed maturity securities available-for-sale, at fair value (amortized cost $4,781,916 and $3,643,347)	$5,046,596	$3,764,432
Cash and cash equivalents	452,794	585,058
Accrued investment income	29,210	24,159
Deferred acquisition costs	28,872	30,332
Premiums receivable	46,464	41,161
Other assets	48,774	54,811
Deferred tax asset	—	2,971
Total assets	$5,652,710	$4,502,924
Liabilities and equity
Liabilities:
Loss reserves	$555,679	$235,062
Unearned premiums	306,945	383,458
Other liabilities	133,302	57,329
Long-term borrowings	738,162	—
Deferred tax liability	36,811	—
Total liabilities	1,770,899	675,849
Equity:
Common stock, $0.01 par value; 600,000 shares authorized; 162,840 shares issued and outstanding	1,628	1,628
Additional paid-in capital	2,368,699	2,361,978
Accumulated other comprehensive income (loss)	208,378	93,431
Retained earnings	1,303,106	1,370,038
Total equity	3,881,811	3,827,075
Total liabilities and equity	$5,652,710	$4,502,924
See Notes to Consolidated Financial Statements

ENACT HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
(Amounts in thousands, except per share amounts)	2020	2019
Revenues:
Premiums	$971,365	$856,976
Net investment income	132,843	116,927
Net investment gains (losses)	(3,324)	718
Other income	5,575	4,232
Total revenues	1,106,459	978,853
Losses and expenses:
Losses incurred	379,834	49,850
Acquisition and operating expenses, net of deferrals	215,024	195,768
Amortization of deferred acquisition costs and intangibles	20,939	15,065
Interest expense	18,244	—
Total losses and expenses	634,041	260,683
Income before income taxes and change in fair value of unconsolidated affiliate	472,418	718,170
Provision for income taxes	101,997	155,832
Income before change in fair value of unconsolidated affiliate	370,421	562,338
Change in fair value of unconsolidated affiliate, net of tax	—	115,290
Net income	$370,421	$677,628

Net income per common share—basic and diluted	$2.27	$4.16
Weighted average common shares outstanding—basic and diluted	162,840	162,840
See Notes to Consolidated Financial Statements

ENACT HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
(Amounts in thousands)	2020	2019
Net income	$370,421	$677,628
Other comprehensive income, net of taxes:
Net unrealized gains on securities not other-than temporarily impaired	114,947	119,953
Total comprehensive income	$485,368	$797,581
See Notes to Consolidated Financial Statements

ENACT HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands)	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
Balance December 31, 2018	$1,628	$2,356,223	$(26,522)	$942,410	$3,273,739
Comprehensive income:
Net income	—	—	—	677,628	677,628
Other comprehensive income, net of taxes	—	—	119,953	—	119,953
Dividends to Genworth	—	—	—	(250,000)	(250,000)
Capital contributions from Genworth	—	5,755	—	—	5,755
Balance December 31, 2019	1,628	2,361,978	93,431	1,370,038	3,827,075
Comprehensive income:
Net income	—	—	—	370,421	370,421
Other comprehensive income, net of taxes	—	—	114,947	—	114,947
Dividends to Genworth	—	—	—	(437,353)	(437,353)
Capital contributions from Genworth	—	6,721	—	—	6,721
Balance December 31, 2020	$1,628	$2,368,699	$208,378	$1,303,106	$3,881,811
See Notes to Consolidated Financial Statements

ENACT HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(Amounts in thousands)	2020	2019
Cash flows from operating activities:
Net income	$370,421	$677,628
Adjustments to reconcile net income to net cash provided by operating activities:
Net (gains) losses on investments	3,324	(718)
Amortization of fixed maturity securities discounts and premiums	(5,354)	(2,594)
Amortization of deferred acquisition costs and intangibles	20,939	15,065
Acquisition costs deferred	(12,722)	(10,618)
Deferred income taxes	11,133	56,731
Change in fair value of investment in unconsolidated affiliate, excluding cash dividend	—	(85,491)
Other	6,720	6,220
Change in certain assets and liabilities:
Accrued investment income	(5,051)	(2,237)
Premiums receivable	(5,303)	(1,155)
Other assets	5,031	(31,599)
Loss reserves	320,617	(62,817)
Unearned premiums	(76,513)	(38,330)
Other liabilities	71,108	(20,065)
Net cash provided by operating activities	704,350	500,020
Cash flows from investing activities:
Purchases of fixed maturity securities available-for-sale	(1,942,464)	(951,281)
Proceeds from sales of fixed maturity securities available-for-sale	278,482	257,710
Maturities of fixed maturity securities available-for-sale	527,070	359,311
Proceeds from sale of investment in unconsolidated affiliate	—	510,247
Net cash provided by (used in) investing activities	(1,136,912)	175,987
Cash flows from financing activities:
Proceeds from the issuance of long-term debt	737,651	—
Dividends paid to Genworth	(437,353)	(250,000)
Net cash provided by (used in) financing activities	300,298	(250,000)
Net (decrease) increase in cash and cash equivalents	(132,264)	426,007
Cash and cash equivalents at beginning of year	585,058	159,051
Cash and cash equivalents at end of year	$452,794	$585,058
Supplementary disclosure of cash flow information:
Non-cash contributions of capital from Genworth	$6,721	$5,755
See Notes to Consolidated Financial Statements

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2020 and 2019
(1)Nature of business and organization structure
Nature of Business
Enact Holdings, Inc. (“EHI,” together with its subsidiaries, the “Company,” “we,” “us,” or “our”) (formerly known as Genworth Mortgage Holdings, Inc.) has been a wholly owned subsidiary of Genworth Financial, Inc. (“Genworth” or “Parent”) since EHI’s incorporation in Delaware in 2012. On May 3, 2021, EHI amended its certificate of incorporation to change its name from Genworth Mortgage Holdings, Inc. This amendment also authorized EHI to issue 600,000,000 shares of common stock, each having a par value of $0.01 per share. Concurrently, we entered into a share exchange agreement with Genworth Holdings, Inc. (“Genworth Holdings”), pursuant to which Genworth Holdings exchanged the 100 shares of our common stock owned by it, representing all of our issued and outstanding capital stock, for 162,840,000 newly-issued shares of common stock, par value $0.01, of EHI. All of the share and per share information presented in the consolidated financial statements, notes to the consolidated financial statements, and supplemental schedules to the financial statements has been adjusted to reflect the share exchange on a retroactive basis for all periods and as of all dates presented.
On November 29, 2019, Genworth completed a holding company reorganization whereby Genworth contributed 100% of the issued and outstanding voting securities of the Company to Genworth Holdings. Post-contribution, we are a direct, wholly owned subsidiary of Genworth Holdings, and Genworth Holdings is still a direct, wholly owned subsidiary of Genworth. We are engaged in the business of writing and assuming residential mortgage guaranty insurance. The insurance protects lenders and investors against certain losses resulting from nonpayment of loans secured by mortgages, deeds of trust, or other instruments constituting a lien on residential real estate.
We offer private mortgage insurance products predominantly insuring prime-based, individually underwritten residential mortgage loans (“primary mortgage insurance”). Our primary mortgage insurance enables borrowers to buy homes with a down payment of less than 20% of the home’s value. Primary mortgage insurance also facilitates the sale of these low down payment mortgage loans in the secondary mortgage market, most of which are sold to government sponsored enterprises. We also selectively enter into insurance transactions with lenders and investors, under which we insure a portfolio of loans at or after origination.
We operate our business through our primary insurance subsidiary, Genworth Mortgage Insurance Corporation (“GMICO”), with operations in all 50 states and the District of Columbia. GMICO is an approved insurer by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Fannie Mae and Freddie Mac are government-sponsored enterprises and we refer to them collectively as the “GSEs.”
We also perform fee-based contract underwriting services for mortgage lenders. The provision of underwriting services by mortgage insurers eliminates the duplicative lender and mortgage insurer underwriting activities and expedites the approval process.
We operate our business in a single segment, which is how our chief operating decision maker (who is our chief executive officer) reviews our financial performance and allocates resources. Our segment includes a run-off insurance block with reference properties in Mexico (“run-off business”), which is immaterial to our consolidated financial statements.
On July 20, 2020, Genworth reached a settlement agreement with AXA S.A. (“AXA”) regarding a dispute over payment protection insurance mis-selling claims sold by Genworth’s former lifestyle protection insurance business that was acquired by AXA in 2015. As part of the settlement agreement, Genworth issued a secured promissory note agreeing to pay AXA in two installments in 2022, unless certain events occur that trigger mandatory prepayments, as well as a significant portion of future claims

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
that are still being processed which will be part of the second installment payment in 2022. As of December 31, 2020, Genworth owed £425 million ($581 million) to AXA under the settlement agreement. Subsequent to the balance sheet date, on March 3, 2021, Genworth repaid the installment payment due to AXA in June 2022 and a portion of the installment payment due to AXA in September 2022 from cash proceeds received from the sale of Genworth’s Australian mortgage insurance business (the “March 2021 Mandatory Payment”). After applying the March 2021 Mandatory Payment, Genworth owes approximately £247 million ($338 million) to AXA, which is subject to increase. Under the terms of the secured promissory note, as amended, Genworth pledged as collateral to AXA a 19.9% security interest in our outstanding common stock. Unless an event of default has occurred under the Promissory Note, AXA does not have the right to sell or repledge the collateral and the security interest does not entitle AXA to voting rights. The collateral will be released back to Genworth upon full repayment of the promissory note. Accordingly, the collateral arrangement has no impact on our consolidated financial statements.
(2)Summary of significant accounting policies
Emerging Growth Company Status
We currently qualify as an “emerging growth company” (“EGC”) because, at the time of initial confidential submission of our registration statement, our gross revenue for the then most recently ended fiscal year (the year ended December 31, 2019) was less than $1.07 billion. Because our gross revenue for the fiscal year ended December 31, 2020, exceeded $1.07 billion, we will cease to qualify as an EGC upon consummation of our initial public offering (“IPO”). As a result, we qualify as an EGC and will continue as such until the earlier of the date on which we consummate our IPO or the end of the one-year period beginning on the date we cease to be an EGC under a registration statement as defined by the Securities and Exchange Commission. Because we currently qualify as an EGC, we are permitted to apply new accounting standards under an extended transition period available to private companies and take advantage of reduced reporting requirements in these financial statements. We have elected to apply the extended transition periods for new accounting standards applicable to private companies, and reduced reporting requirements, as further described below.
Basis of Presentation
Our consolidated financial statements have been prepared on the basis of United States generally accepted accounting principles (“U.S. GAAP”). Preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. Potential impacts, risks and uncertainties of the coronavirus pandemic (“COVID-19”) may include declines in investment valuations and impairments, deferred acquisition cost (“DAC”) or intangible assets impairments or the acceleration of amortization, deferred tax recoverability and increases to loss reserves, among other matters.
Our consolidated financial statements have been prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of Genworth. The consolidated financial statements include the accounts of EHI, its subsidiaries and those entities required to be consolidated under the applicable accounting standards. All intercompany transactions and balances have been eliminated.
The consolidated financial statements include allocations of certain Genworth expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. The allocated expenses relate to various services that have historically been provided to us by Genworth, including investment management, information technology services and administrative services (such as finance, human resources, employee benefit administration and legal). These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of equity, proportional

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
effort or other relevant measures. Expenses allocated to us are not necessarily representative of the amounts that would have been incurred had we operated independently of Genworth. See Note 11 for further information regarding the allocation of Genworth expenses.
Premiums
For monthly insurance contracts, we report premiums as revenue over the period that coverage is provided. For single premium mortgage insurance contracts, we report premiums over the estimated policy life in accordance with the expected pattern of risk emergence as further described in our accounting policy for unearned premiums. In addition, we refund post-delinquent premiums received to the insured party if the delinquent loan goes to claim. We record a liability for premiums received on the delinquent loans consistent with our expectations of ultimate claim rates.
Net Investment Income and Net Investment Gains and Losses
Investment income is recognized when earned. Income or loss upon call or prepayment of available-for-sale fixed maturity securities is recognized in net investment income, except for hybrid securities where the income or loss upon call is recognized in net investment gains and losses. Investment gains and losses are calculated on the basis of specific identification on the trade date.
Investment income on asset-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective or prospective method. Under the retrospective method used for asset-backed securities of high credit quality (ratings equal to or greater than “AA” or that are backed by a U.S. agency) which cannot be contractually prepaid in such a manner that we would not recover a substantial portion of the initial investment, amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income. Under the prospective method, which is used for all other asset-backed securities, future cash flows are estimated, and interest income is recognized going forward using the new internal rate of return.
Other Income
Other income primarily includes underwriting fee revenue and other revenue. Underwriting fee revenue is earned for underwriting services provided on a per-unit or per-diem basis, as defined in the underwriting agreements. Underwriting fee revenue is recognized at the point in time when the service obligation is satisfied.
Investments
Our investment portfolio is managed by Genworth. We conduct the purchases, sales, and related investment management decisions with the advice of Genworth. As part of these services, we are charged an investment management fee, as agreed between both parties. These fees are charged to investment expense and are included in net investment income in the consolidated statements of income. Refer to Note 11 for further details.
Fixed maturity securities classified as available-for-sale are reported in our consolidated balance sheets at fair value. Our portfolio of fixed maturity securities comprises primarily investment grade securities. Changes in the fair value of available-for-sale fixed maturity securities, net of deferred income taxes, are reflected as unrealized investment gains or losses in a separate component of accumulated other comprehensive income (“OCI”).

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
Other-Than-Temporary Impairments on Available-For-Sale Securities
As of each balance sheet date, we evaluate securities in an unrealized loss position for other-than-temporary impairments. For debt securities, we consider all available information relevant to the collectability of the security, including information about past events, current conditions, and reasonable and supportable forecasts, when developing the estimate of cash flows expected to be collected. More specifically for asset-backed securities, we also utilize performance indicators of the underlying assets including default or delinquency rates, loan to collateral value ratios, third-party credit enhancements, current levels of subordination, vintage and other relevant characteristics of the security or underlying assets to develop our estimate of cash flows. Estimating the cash flows expected to be collected is a quantitative and qualitative process that incorporates information received from third-party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. Where possible, this data is benchmarked against third-party sources.
We recognize other-than-temporary impairments on debt securities in an unrealized loss position when one of the following circumstances exists:
•we do not expect full recovery of our amortized cost basis when due,
•the present value of cash flows expected to be collected is less than our amortized cost basis,
•we intend to sell a security, or
•it is more likely than not that we will be required to sell a security prior to recovery.
Total other-than-temporary impairments that emerged in the current period are calculated as the difference between the amortized cost and fair value. For other-than-temporarily impaired securities where we do not intend to sell the security and it is not more likely than not that we will be required to sell the security prior to recovery, total other-than-temporary impairments are adjusted by the portion of other-than-temporary impairments recognized in OCI (“non-credit”). Net other-than-temporary impairments recorded in net income (loss) represent the credit loss on the other-than-temporarily impaired securities with the offset recognized as an adjustment to the amortized cost to determine the new amortized cost basis of the securities.
For securities that were deemed to be other-than-temporarily impaired and a non-credit loss was recorded in OCI, the amount recorded as an unrealized gain (loss) represents the difference between the current fair value and the new amortized cost for each period presented. The unrealized gain (loss) on an other-than-temporarily impaired security is recorded as a separate component in OCI until the security is sold or until we record an other-than-temporary impairment where we intend to sell the security or will be required to sell the security prior to recovery.
To estimate the amount of other-than-temporary impairment attributed to credit losses on debt securities where we do not intend to sell the security and it is not more likely than not that we will be required to sell the security prior to recovery, we determine our best estimate of the present value of the cash flows expected to be collected from a security using the effective yield on the security prior to recording any other-than-temporary impairment. If the present value of the discounted cash flows is lower than the amortized cost of the security, the difference between the present value and amortized cost represents the credit loss associated with the security with the remaining difference between fair value and amortized cost recorded as a non-credit other-than-temporary impairment in OCI.
The evaluation of other-than-temporary impairments is subject to risks and uncertainties and is intended to determine the appropriate amount and timing for recognizing an impairment charge. The assessment of whether such impairment has occurred is based on management’s best estimate of the cash flows expected to be collected at the individual security level. We regularly monitor our investment

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
portfolio to ensure that securities that may be other-than-temporarily impaired are identified in a timely manner and that any impairment charge is recognized in the proper period.
While the other-than-temporary impairment model for debt securities generally includes fixed maturity securities, there are certain hybrid securities that are classified as fixed maturity securities where the application of a debt impairment model depends on whether there has been any evidence of deterioration in credit of the issuer, such as a downgrade to below investment grade. Under certain circumstances, evidence of deterioration in credit of the issuer may result in the application of the equity securities impairment model where we recognize an impairment charge in the period in which we determine that the security would not recover to book value within a reasonable period of time. We determine what constitutes a reasonable period on a security-by-security basis based upon consideration of all the evidence available to us, including the magnitude of an unrealized loss and its duration. In any event, this period does not exceed 15 months. We measure other-than-temporary impairments based upon the difference between the amortized cost of a security and its fair value.
Investment in Unconsolidated Affiliate
Investments in which we are deemed to exert significant influence, but not control, are accounted for using the equity method of accounting except in cases where the fair value option has been elected. For such investments where we have elected the fair value option, the election is irrevocable and is applied on an investment by investment basis at initial recognition. The change in fair value of such investments is included within change in fair value of unconsolidated affiliate in the consolidated statements of income. See Note 3 for details.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have fixed maturity securities, which are carried at fair value, and previously had an investment in an unconsolidated affiliate for which the fair value option had been elected.
Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.
All assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:
•Level 1—Quoted prices for identical instruments in active markets.
•Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations for which inputs are observable or where those significant value drivers are observable.
•Level 3—Instruments for which significant value drivers are unobservable.
Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as equity securities and actively traded mutual fund investments.
Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable,

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and private corporate fixed maturity securities; government or agency securities; and certain asset-backed securities.
Level 3 comprises financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. In certain instances, this category may also utilize non-binding broker quotes. This category primarily consists of certain less liquid fixed maturity securities where we cannot corroborate the significant valuation inputs with market observable data.
As of each reporting period, all assets and liabilities recorded at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of including a particular input. We review the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. See Note 4 for additional information related to fair value measurements.
Cash and Cash Equivalents
Certificates of deposit, money market funds and other highly liquid investments with original maturities of three months or less are considered cash equivalents in the consolidated balance sheets and consolidated statements of cash flows. Items with maturities greater than three months but less than one year at the time of acquisition are generally considered short-term investments.
Accrued Investment Income
Accrued investment income consists primarily of interest. Interest is recognized on an accrual basis, and dividends are recorded as earned on the ex-dividend date. Interest income is not recorded on fixed maturity securities in default and fixed maturity securities delinquent more than 90 days or where collection of interest is improbable.
Deferred Acquisition Costs
Acquisition costs include costs that are directly related to the successful acquisition of new insurance contracts. Acquisition costs are deferred and amortized to the extent they are recoverable from future profits. Acquisition costs primarily consist of underwriting costs and are amortized in proportion to estimated gross profit. Judgment is used in evaluating these estimates and the assumptions on which they are based. The use of different assumptions may have a significant effect on the amortization of deferred acquisition costs.
Deferred acquisition costs were $28.9 million and $30.3 million for the years ended December 31, 2020 and 2019, respectively. Amortization of DAC was $14.2 million and $8.4 million for the years ended December 31, 2020 and 2019, respectively, and was included within amortization of deferred acquisition costs and intangibles in the consolidated statements of income.
Premium Deficiency Reserves (“PDR”)
Premium deficiency reserves are established, if necessary, when the present value of expected future losses and expenses exceeds the present value of expected future premium and already established reserves. The discount rate used in the calculation is based upon our pretax investment yield. We do not utilize anticipated investment income on our assets when evaluating the need for a PDR. The calculation

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses in our business. The differences between the actual results and our estimates could vary materially. We completed a PDR analysis as of December 31, 2020 and 2019, and determined that no PDR was required.
Reinsurance
Premium revenue, benefits and acquisition and operating expenses, net of deferrals, are reported net of the amounts relating to reinsurance ceded to other companies. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies. See Note 6 for details.
Loss Reserves
Loss reserves represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of: (a) losses that have been reported to the insurer; (b) losses related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated; and (c) loss adjustment expenses (“LAE”). Loss adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process and adjust claims. Consistent with U.S. GAAP and industry accounting practices, we do not establish loss reserves for future claims on insured loans that are not in default or believed to be in default.
Estimates and actuarial assumptions used for establishing loss reserves involve the exercise of significant judgment, and changes in assumptions or deviations of actual experience from assumptions can have material impacts on our loss reserves and net income (loss). Because these assumptions relate to factors that are not known in advance, change over time, are difficult to accurately predict and are inherently uncertain, we cannot determine with precision the ultimate amounts we will pay for actual claims or the timing of those payments. The sources of uncertainty affecting the estimates are numerous and include factors internal and external to us. Internal factors include, but are not limited to, changes in the mix of exposures, loss mitigation activities and claim settlement practices. Significant external influences include changes in home prices, unemployment, government housing policies, state foreclosure timeline, general economic conditions, interest rates, tax policy, credit availability, and mortgage products. Small changes in assumptions or small deviations of actual experience from assumptions can have, and in the past have had, material impacts on our reserves, results of operations and financial condition.
We establish reserves to recognize the estimated liability for losses and LAE related to defaults on insured mortgage loans. Loss reserves are established by estimating the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. The estimates are determined using a factor-based approach, in which assumptions of claim rates for loans in default and the average amount paid for loans that result in a claim are calculated using traditional actuarial techniques. Over time, as the status of the underlying delinquent loans moves toward foreclosure and the likelihood of the associated claim loss increases, the amount of the loss reserves associated with the potential claims may also increase.
Management monitors actual experience, and where circumstances warrant, will revise its assumptions. Our liability for loss reserves is reviewed regularly, with changes in our estimates of future claims recorded through net income. Estimation of losses are based on historical claim and cure experience and covered exposures and is inherently judgmental. Future developments may result in losses greater or less than the liability for loss reserves provided.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
Unearned Premiums
Premiums written on single premium policies and annual premium policies are initially deferred as unearned premium reserve and earned over the policy life. A portion of the revenue from single premium policies is recognized in premiums earned in the current period, and the remaining portion is deferred as unearned premiums and earned over the estimated expiration of risk of the policy. If single premium policies are cancelled and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized to earned premiums upon notification of the cancellation. For borrower-paid mortgage insurance, coverage ceases at the earlier of prepayment, or when the original principal is amortized to a 78% loan-to-value ratio in accordance with the Homeowners Protection Act of 1998.
We periodically review our premium earnings recognition models with any adjustments to the estimates reflected as a cumulative adjustment on a retrospective basis in current period net income. These reviews include the consideration of recent and projected loss and policy cancellation experience, and adjustments to the estimated earnings patterns are made, if warranted. In 2019, the review resulted in an increase in earned premiums of $13.7 million.
Share-Based Compensation
Certain of our employees participate in Genworth’s incentive plans, under which our employees may be granted share-based awards, including stock options. Compensation expense is recognized based on a grant date fair value, adjusted for expected forfeitures, through the income statement over the respective vesting period of the awards. See Note 10 for additional information related to share-based compensation.
Employee Benefit Plans
Our employees are provided a number of Genworth employee benefits. Genworth, as sponsor of these employee benefit plans, is ultimately responsible for maintenance of these plans in compliance with applicable laws. The plans are accounted for by Genworth in accordance with relevant accounting guidance. We account for these employee benefit plans as multiemployer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the employee benefit plans. Expenses related to employee benefits are included within acquisition and operating expenses, net of deferrals in the consolidated statements of income. See Note 9 for additional information related to employee benefits.
Income Taxes
We determine deferred tax assets and/or liabilities by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled if there is no change in law. The effect on deferred taxes of a change in tax rates is recognized in net income (loss) in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on our assessment of the realizability of such amounts.
We have elected to participate in a single U.S. consolidated income tax return filing (the “Genworth consolidated return”). All Genworth companies domesticated in the United States are included in the Genworth consolidated return as allowed by the tax law and regulations. We have a tax sharing agreement in place and all intercompany balances related to this agreement are settled at least annually. Refer to Note 8 for further details.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
Variable Interest Entities
We are involved in certain entities that are considered variable interest entities (“VIEs”) as defined under U.S. GAAP, and, accordingly, we evaluate the VIE to determine whether we are the primary beneficiary and are required to consolidate the assets and liabilities of the entity. The primary beneficiary of a VIE is the enterprise that has the power to direct the activities of a VIE that most significantly impacts the VIE’s economic performance and has the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. The determination of the primary beneficiary for a VIE can be complex and requires management judgment regarding the expected results of the entity and how those results are absorbed by variable interest holders, as well as which party has the power to direct activities that most significantly impact the performance of the VIEs.
Our involvement with VIEs consists of excess of loss reinsurance agreements with special purpose insurers domiciled in Bermuda. Triangle Re 2019-1 Ltd. (“Triangle Re 2019-1”) and Triangle Re 2020-1 Ltd. (“Triangle Re 2020-1”) finance the reinsurance coverage by issuing mortgage insurance-linked notes to unaffiliated investors. The assets of the VIEs are deposited in reinsurance trusts for our benefit that will be the source of reinsurance claim payments. Our involvement with these VIEs does not result in the unilateral power to direct the activities that most significantly affect the VIEs’ economic performance or result in the obligation to absorb losses or the right to receive benefits. Accordingly, consolidation of the VIEs is not required. See Note 6 for details.
Accounting Pronouncements Adopted
Fair Value Disclosures
On January 1, 2020, we adopted new accounting guidance related to fair value disclosure requirements as part of the FASB’s disclosure framework project. The guidance adds, eliminates and modifies certain disclosure requirements for fair value measurements. The guidance includes new disclosure requirements related to changes in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. We adopted this new accounting guidance using the prospective method for disclosures related to changes in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period, the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty and the retrospective method for all other disclosures. This accounting guidance did not impact our consolidated financial statements but impacted our fair value disclosures.
Reference Rate Reform
In March 2020 and January 2021, the FASB issued new accounting guidance related to reference rate reform, which was effective for us on January 1, 2020. The guidance provides temporary guidance to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform, which includes the transition away from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. This new guidance provides optional practical expedients and exceptions for applying generally accepted accounting principles to investments, derivatives or other transactions affected by reference rate reform. In addition to the optional practical expedients, the guidance includes a general principle that permits an entity to consider contract modifications due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. We adopted this guidance prospectively and it did not have a significant impact on our consolidated financial statements or disclosures. However, the amendments in this guidance may be

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
elected over time through December 31, 2022, as reference rate reform activities occur and therefore, this guidance may impact our procedures as we implement measures to transition away from LIBOR.
Amortization Period of Certain Callable Debt Securities Held at a Premium
On January 1, 2019, we adopted new accounting guidance related to shortening the amortization period of certain callable debt securities held at a premium. The guidance requires the premium to be amortized to the earliest call date. This change does not apply to securities held at a discount. We adopted this new accounting guidance using the modified retrospective method, which did not have a significant impact on our consolidated financial statements at adoption.
Accounting for Leases
On January 1, 2019, we adopted new accounting guidance related to the accounting for leases. The new guidance generally requires lessees to recognize both a right-of-use asset and a corresponding lease liability on the balance sheet. We adopted this new accounting guidance using the effective date transition method, which permits entities to apply the new lease standard using a modified retrospective transition approach at the date of adoption. The package of practical expedients was also elected upon adoption. Upon adoption we recorded a $22.6 million right-of-use asset related to operating leases and a $23.4 million lease liability. In addition, we de-recognized accrued rent expense of $0.8 million recorded under the previous accounting guidance. The right-of-use asset and the lease liability are included in other assets and other liabilities, respectively, and did not have a significant impact on our consolidated balance sheet as of December 31, 2019. The initial measurement of our right-of-use asset had no significant initial direct costs, prepaid lease payments or lease incentives; therefore, a cumulative-effect adjustment was not recorded to the opening retained earnings balance as a result of the change in accounting principle.
Our leased assets are classified as operating leases and consist of office space in two locations in the United States. Lease payments included in the calculation of our lease liability include fixed amounts contained within each rental agreement and variable lease payments that are based upon an index or rate. We have elected to combine lease and non-lease components, as permitted under this new accounting guidance, and as a result, non-lease components are included in the calculation of our lease liability as opposed to being separated and accounted for as consideration under the new revenue recognition standard. Our remaining lease terms ranged from less than 2 years to 7 years and had a weighted-average remaining lease term of 7.0 years as of December 31, 2020. The implicit rate of our lease agreements was not readily determinable; therefore, we utilized our incremental borrowing rate to discount future lease payments. The weighted-average discount rate was 7.1% as of December 31, 2020.
In 2020, under this new accounting guidance, annual rental expense was $3.4 million. Annual rental expense and future minimum lease payments were not significantly different under this new accounting guidance as compared to the previous guidance. See Note 12 for details.
Accounting Pronouncements Not Yet Adopted
In December 2019, the FASB issued new accounting guidance related to simplifying the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. We early adopted this new accounting guidance on January 1, 2021, using the retrospective method or modified retrospective method for certain changes and prospective method for all other changes, which did not have a significant impact on our consolidated financial statements and disclosures.
In June 2016, the FASB issued new accounting guidance related to accounting for credit losses on financial instruments. The guidance requires entities to recognize an allowance equal to its estimate of

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
lifetime expected credit losses and applies to most debt instruments not measured at fair value. The new guidance retains most of the existing impairment guidance for available-for-sale debt securities but amends the presentation of credit losses to be presented as an allowance as opposed to a write-down and permits the reversal of credit losses when reassessing changes in the credit losses each reporting period. We early adopted this new accounting guidance on January 1, 2021, using the modified retrospective method, which did not have a significant impact on our consolidated financial statements. The new guidance further requires that expected credit losses on premiums receivable are measured in accordance with the credit loss requirements for financial instruments measured at amortized cost. Due to the short-term nature of our premiums receivable, we consider lifetime expected credit losses on premiums receivable to be consistent with our current allowance and as a result the new accounting guidance did not have an impact on premiums receivable upon adoption.
(3)Investments
Net Investment Income
Sources of net investment income were as follows for the year ended December 31:

(Amounts in thousands)	2020	2019
Fixed maturity securities available-for-sale	$136,143	$117,407
Cash and cash equivalents	2,180	3,881
Gross investment income before expenses and fees	138,323	121,288
Investment expenses and fees	(5,480)	(4,361)
Net investment income	$132,843	$116,927
Net Investment Gains (Losses)
The following table sets forth net investment gains (losses) for the years ended December 31:

(Amounts in thousands)	2020	2019
Fixed maturity securities available-for-sale:
Gross realized gains	$1,884	$1,270
Gross realized (losses)	(3,478)	(552)
Net realized gains (losses)	(1,594)	718
Impairments:
Total other-than-temporary impairments	(1,730)	—
Portion of other-than-temporary impairments included in other comprehensive income (loss)	—	—
Net other-than-temporary impairments	(1,730)	—
Net investment gains (losses)	$(3,324)	$718

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
Unrealized Investment Gains and Losses
Net unrealized gains and losses on available-for-sale securities reflected as a separate component of accumulated other comprehensive income (loss) were as follows as of December 31:

(Amounts in thousands)	2020	2019
Net unrealized gains (losses) on investment securities:
Fixed maturity securities not other-than-temporarily impaired	$264,680	$121,085
Fixed maturity securities other-than-temporarily impaired	—	—
Subtotal	264,680	121,085
Income taxes	(56,302)	(27,654)
Net unrealized investment gains (losses)	$208,378	$93,431
The change in net unrealized gains (losses) on available-for-sale securities reported in accumulated other comprehensive income (loss) was as follows as of and for the years ended December 31:

(Amounts in thousands)	2020	2019
Beginning balance	$93,431	$(26,522)
Unrealized gains (losses) arising during the period:
Unrealized gains (losses) on investment securities	140,253	153,062
Provision for income taxes	(27,946)	(32,557)
Change in unrealized gains (losses) on investment securities	112,307	120,505
Reclassification adjustments to net investment (gains) losses, net of taxes of $(702) and $147, respectively	2,640	(552)
Change in net unrealized investment gains (losses)	114,947	119,953
Ending balance	$208,378	$93,431
Amounts reclassified out of accumulated other comprehensive income (loss) to net investment gains (losses) include realized gains (losses) on sales of securities, which are determined on a specific identification basis.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
Fixed Maturity Securities Available-For-Sale
The amortized cost, gross unrealized gains (losses) and fair value of our fixed maturity securities classified as available-for-sale were as follows as of December 31:

2020 (Amounts in thousands)	Amortized cost	Gross unrealized Gains		Gross unrealized losses		Fair value
		Not other-than-temporarily impaired	Other-than-temporarily impaired	Not other-than-temporarily impaired	Other-than-temporarily impaired
U.S. government, agencies and GSEs	$134,215	$4,009	$—	$—	$—	$138,224
State and political subdivisions	172,631	14,749	—	(3)	—	187,377
Non-U.S. government	29,592	1,439	—	—	—	31,031
U.S. corporate	2,695,009	194,961	—	(1,345)	—	2,888,625
Non-U.S. corporate	578,295	32,251	—	(2,877)	—	607,669
Other asset-backed	1,172,174	21,830	—	(334)	—	1,193,670
Total fixed maturity securities available-for-sale	$4,781,916	$269,239	$—	$(4,559)	$—	$5,046,596

2019 (Amounts in thousands)	Amortized cost	Gross unrealized Gains		Gross unrealized losses		Fair value
		Not other-than-temporarily impaired	Other-than-temporarily impaired	Not other-than-temporarily impaired	Other-than-temporarily impaired
U.S. government, agencies and GSEs	$90,815	$1,535	$—	$(14)	$—	$92,336
State and political subdivisions	88,482	9,706	—	(29)	—	98,159
Non-U.S. government	18,806	628	—	—	—	19,434
U.S. corporate	2,175,580	86,489	—	(623)	—	2,261,446
Non-U.S. corporate	349,975	14,525	—	(31)	—	364,469
Other asset-backed	919,689	9,923	—	(1,024)	—	928,588
Total fixed maturity securities available-for-sale	$3,643,347	$122,806	$—	$(1,721)	$—	$3,764,432
Gross Unrealized Losses and Fair Values of Fixed Maturity Securities Available-For-Sale
The following tables present the gross unrealized losses and fair values of our fixed maturity securities, aggregated by investment type and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2020:

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019

	Less than 12 months			12 months or more			Total
2020 (Amounts in thousands)	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities
Fixed maturity securities:
U.S. government, agencies and GSEs	$—	$—	—	$—	$—	—	$—	$—	—
State and political subdivisions	4,717	(3)	2	—	—	—	4,717	(3)	2
Non-U.S. government	—	—	—	—	—	—	—	—	—
U.S. corporate	44,296	(1,231)	8	2,886	(114)	1	47,182	(1,345)	9
Non-U.S. corporate	32,533	(2,877)	8	—	—	—	32,533	(2,877)	8
Other asset-backed	24,823	(60)	5	26,028	(274)	6	50,851	(334)	11
Total for fixed maturity securities in an unrealized loss position	$106,369	$(4,171)	23	$28,914	$(388)	7	$135,283	$(4,559)	30
% Below cost:
<20% Below cost	$98,694	$(1,846)	22	$28,914	$(388)	7	$127,608	$(2,234)	29
20%-50% Below cost	7,675	(2,325)	1	—	—	—	7,675	(2,325)	1
Total for fixed maturity securities in an unrealized loss position	$106,369	$(4,171)	23	$28,914	$(388)	7	$135,283	$(4,559)	30
Investment grade	$98,694	$(1,846)	22	$26,028	$(274)	6	$124,722	$(2,120)	28
Below investment grade	7,675	(2,325)	1	2,886	(114)	1	10,561	(2,439)	2
Total for fixed maturity securities in an unrealized loss position	$106,369	$(4,171)	23	$28,914	$(388)	7	$135,283	$(4,559)	30
We did not recognize any other-than-temporary impairments on securities in an unrealized loss position. Based on a qualitative and quantitative review of the issuers of the securities, we believe the decline in fair value is largely due to recent market volatility and is not indicative of other-than-temporary impairment. The issuers continue to make timely principal and interest payments.
For all securities in an unrealized loss position, we expect to recover the amortized cost based on our estimate of the amount and timing of cash flows to be collected. We do not intend to sell nor do we expect that we will be required to sell these securities prior to recovering our amortized cost.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
The following table presents the gross unrealized losses and fair values of our fixed maturity securities, aggregated by investment type and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2019:

	Less than 12 months			12 months or more			Total
2019 (Amounts in thousands)	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities
Fixed maturity securities:
U.S. government, agencies and GSEs	$1,856	$(13)	1	$2,129	$(1)	1	$3,985	$(14)	2
State and political subdivisions	9,221	(29)	3	—	—	—	9,221	(29)	3
Non-U.S. government	—	—	—	—	—	—	—	—	—
U.S. corporate	57,946	(623)	11	—	—	—	57,946	(623)	11
Non-U.S. corporate	4,976	(6)	1	6,007	(25)	2	10,983	(31)	3
Other asset-backed	169,880	(717)	29	48,759	(307)	13	218,639	(1,024)	42
Total for fixed maturity securities in an unrealized loss position	$243,879	$(1,388)	45	$56,895	$(333)	16	$300,774	$(1,721)	61
% Below cost:
<20% Below cost	$243,879	$(1,388)	45	$56,895	$(333)	16	$300,774	$(1,721)	61
20%-50% Below cost	—	—	—	—	—	—	—	$—	—
Total for fixed maturity securities in an unrealized loss position	$243,879	$(1,388)	45	$56,895	$(333)	16	$300,774	$(1,721)	61
Investment grade	$241,261	$(1,006)	44	$56,895	$(333)	16	$298,156	$(1,339)	60
Below investment grade	2,618	(382)	1	—	—	—	2,618	(382)	1
Total for fixed maturity securities in an unrealized loss position	$243,879	$(1,388)	45	$56,895	$(333)	16	$300,774	$(1,721)	61
Contractual Maturities of Fixed Maturity Securities Available-For-Sale
The scheduled maturity distribution of fixed maturity securities as of December 31, 2020, is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

2020 (Amounts in thousands)	Amortized cost	Fair value
Due in one year or less	$155,569	$157,139
Due after one year through five years	2,085,094	2,237,162
Due after five years through ten years	1,320,283	1,406,381
Due after ten years	48,796	52,244
Subtotal	3,609,742	3,852,926
Other asset-backed	1,172,174	1,193,670
Total fixed maturity securities available-for-sale	$4,781,916	$5,046,596
As of December 31, 2020, securities issued by finance and insurance, consumer—non-cyclical and technology and communications industry groups represented approximately 29%, 17%, and 14%, respectively, of our domestic and foreign corporate fixed maturity securities portfolio. No other industry group comprised more than 10% of our investment portfolio.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
As of December 31, 2020 and 2019, we did not hold any fixed maturity securities in any single issuer, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of equity.
As of December 31, 2020 and 2019, $27.8 million and $26.1 million, respectively, of securities were on deposit with various state insurance commissioners in order to comply with relevant insurance regulations.
Investment in Unconsolidated Affiliate
Prior to December 12, 2019, we held 14.1 million, or approximately 16.4%, of the outstanding common shares of Genworth MI Canada Inc. (“Genworth Canada”), a publicly traded company on the Toronto Stock Exchange. We concluded that we had significant influence over Genworth Canada primarily due to board representation, and therefore, we classified our investment in Genworth Canada as an equity method investment. We elected to account for the investment in Genworth Canada under the fair value option because the investment had a readily determinable fair value.
On December 12, 2019, we completed the sale of our investment in Genworth Canada to an affiliate of Brookfield Business Partners L.P. and received approximately $501.8 million in net cash proceeds. We also received cash proceeds from the sale of common shares of Genworth Canada of $8.4 million in 2019 related to share repurchases by Genworth Canada.
The pre-tax change in fair value of the investment in Genworth Canada, including dividends and the sale of common shares, was $127.4 million in 2019. This was included within change in fair value of unconsolidated affiliate in the consolidated statements of income, net of provision for income taxes of $12.1 million in 2019.
The following table presents summarized statement of income information from January 1, 2019, to December 12, 2019, the period we held an equity method investment in Genworth Canada:

(Amounts in thousands)
Revenue	$585,066
Expense	$197,889
(4)Fair value
Recurring Fair Value Measurements
Fixed Maturity Securities Measured at Fair Value
We have fixed maturity securities, which are carried at fair value. The fair value of fixed maturity securities is estimated primarily based on information derived from third-party pricing services (“pricing services”), internal models and/or broker quotes, which use a market approach, income approach or a combination of the market and income approach depending on the type of instrument and availability of information. In general, a market approach is utilized if there is readily available and relevant market activity for an individual security. In certain cases where market information is not available for a specific security but is available for similar securities, that security is valued using market information for similar securities, which is also a market approach. When market information is not available for a specific security (or similar securities) or is available but such information is less relevant or reliable, an income approach or a combination of a market and income approach is utilized. For securities with optionality, such as call or prepayment features (including asset-backed securities), an income approach may be used. In addition, a combination of the results from market and income approaches may be used to estimate fair value. These valuation techniques may change from period to period, based on the relevance and availability of market data.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
Further, while we consider the valuations provided by pricing services and broker quotes to be of high quality, management determines the fair value of its investment securities after considering all relevant and available information.
In general, we first obtain valuations from pricing services. If prices are unavailable for public securities, it obtains broker quotes. For all securities, excluding certain private fixed maturity securities, if neither a pricing service nor broker quotes valuation is available, we determine fair value using internal models. For certain private fixed maturity securities where we do not obtain valuations from pricing services, we utilize an internal model to determine fair value since transactions for similar securities are not readily observable and these securities are not typically valued by pricing services.
Given our understanding of the pricing methodologies and procedures of pricing services, the securities valued by pricing services are typically classified as Level 2 unless we determine the valuation process for a security or group of securities utilizes significant unobservable inputs, which would result in the valuation being classified as Level 3.
Broker quotes are typically based on an income approach given the lack of available market data. As the valuation typically includes significant unobservable inputs, we classify the securities where fair value is based on its consideration of broker quotes as Level 3 measurements.
For private fixed maturity securities, we utilize an income approach where we obtain public bond spreads and utilize those in an internal model to determine fair value. Other inputs to the model include rating and weighted-average life, as well as sector which is used to assign the spread. We then add an additional premium, which represents an unobservable input, to the public bond spread to adjust for the liquidity and other features of our private placements. We utilize the estimated market yield to discount the expected cash flows of the security to determine fair value. We utilize price caps for securities where the estimated market yield results in a valuation that may exceed the amount that would be received in a market transaction. When a security does not have an external rating, we assign the security an internal rating to determine the appropriate public bond spread that should be utilized in the valuation. While we generally consider the public bond spreads by sector and maturity to be observable inputs, we evaluate the similarities of our private placement with the public bonds, any price caps utilized, liquidity premiums applied, and whether external ratings are available for our private placements to determine whether the spreads utilized would be considered observable inputs. We classify private securities without an external rating or public bond spread as Level 3. In general, a significant increase (decrease) in credit spreads would have resulted in a significant decrease (increase) in the fair value for our fixed maturity securities as of December 31, 2020.
For remaining securities priced using internal models, we determine fair value using an income approach. We maximize the use of observable inputs but typically utilize significant unobservable inputs to determine fair value. Accordingly, the valuations are typically classified as Level 3.
Our assessment of whether or not there were significant unobservable inputs related to fixed maturity securities was based on its observations obtained through the course of managing its investment portfolio, including interaction with other market participants, observations related to the availability and consistency of pricing and/or rating, and understanding of general market activity such as new issuance and the level of secondary market trading for a class of securities. Additionally, we considered data obtained from pricing services to determine whether its estimated values incorporate significant unobservable inputs that would result in the valuation being classified as Level 3.
A summary of the inputs used for our fixed maturity securities based on the level in which instruments are classified is included below. We have combined certain classes of instruments together as the nature of the inputs is similar.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
Level 1 measurements
We had no fixed maturity securities classified as Level 1 as of December 31, 2020 and 2019.
Level 2 measurements
Third-party Pricing Services
In estimating the fair value of fixed maturity securities, approximately 91% of our portfolio was priced using third-party pricing services as of December 31, 2020. These pricing services utilize industry-standard valuation techniques that include market-based approaches, income-based approaches, a combination of market-based and income-based approaches or other proprietary, internally generated models as part of the valuation processes. These third-party pricing vendors maximize the use of publicly available data inputs to generate valuations for each asset class. Priority and type of inputs used may change frequently as certain inputs may be more direct drivers of valuation at the time of pricing. Examples of significant inputs incorporated by pricing services may include sector and issuer spreads, seasoning, capital structure, security optionality, collateral data, prepayment assumptions, default assumptions, delinquencies, debt covenants, benchmark yields, trade data, dealer quotes, credit ratings, maturity and weighted-average life. We conduct regular meetings with our pricing services for the purpose of understanding the methodologies, techniques and inputs used by the third-party pricing providers. The following table presents a summary of the significant inputs used by our pricing services for certain fair value measurements of fixed maturity securities that are classified as Level 2 as of December 31, 2020:

2020 (Amounts in thousands)	Fair value	Primary methodologies	Significant inputs
U.S. government, agencies and GSEs	$138,224	Price quotes from trading desk, broker feeds	Bid side prices, trade prices, Option Adjusted Spread (“OAS”) to swap curve, Bond Market Association OAS, Treasury Curve, Agency Bullet Curve, maturity to issuer spread
State and political subdivisions	$187,377	Multi-dimensional attribute-based modeling systems, third-party pricing vendors	Trade prices, material event notices, Municipal Market Data benchmark yields, broker quotes
Non-U.S. government	$31,031	Matrix pricing, spread priced to benchmark curves, price quotes from market makers	Benchmark yields, trade prices, broker quotes, comparative transactions, issuer spreads, bid-offer spread, market research publications, third-party pricing sources

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019

2020 (Amounts in thousands)	Fair value	Primary methodologies	Significant inputs
U.S. corporate	$2,583,990	Multi-dimensional attribute-based modeling systems, broker quotes, price quotes from market makers, internal models, OAS-based models	Bid side prices to Treasury Curve, Issuer Curve, which includes sector, quality, duration, OAS percentage and change for spread matrix, trade prices, comparative transactions, Trade Reporting and Compliance Engine (“TRACE”) reports
Non-U.S. corporate	$463,664	Multi-dimensional attribute-based modeling systems, OAS-based models, price quotes from market makers	Benchmark yields, trade prices, broker quotes, comparative transactions, issuer spreads, bid-offer spread, market research publications, third-party pricing sources
Other asset-backed	$1,179,889	Multi-dimensional attribute-based modeling systems, spread matrix priced to swap curves, price quotes from market makers, internal models	Spreads to daily updated swaps curves, spreads derived from trade prices and broker quotes, bid side prices, new issue data, collateral performance, analysis of prepayment speeds, cash flows, collateral loss analytics, historical issue analysis, trade data from market makers, TRACE reports
Internal Models
A portion of our U.S. corporate and non-U.S. corporate securities are valued using internal models. The fair value of these fixed maturity securities was $185.3 million and $48.3 million, respectively, as of December 31, 2020. Internally modeled securities are primarily private fixed maturity securities where we use market observable inputs such as an interest rate yield curve, published credit spreads for similar securities based on the external ratings of the instrument and related industry sector of the issuer. Additionally, we may apply certain price caps and liquidity premiums in the valuation of private fixed maturity securities. Price caps and liquidity premiums are established using inputs from market participants.
Level 3 measurements
Broker Quotes
A portion of our U.S. corporate, non-U.S. corporate, and other asset-backed securities are valued using broker quotes. Broker quotes are obtained from third-party providers that have current market knowledge to provide a reasonable price for securities not routinely priced by pricing services. Brokers utilized for valuation of assets are reviewed annually. The fair value of our Level 3 fixed maturity securities priced by broker quotes was $59.1 million as of December 31, 2020.
Internal Models
A portion of our U.S. corporate, non-U.S. corporate, and other asset-backed securities are valued using internal models. The primary inputs to the valuation of the bond population include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, duration, call provisions, issuer rating, benchmark yields and credit spreads. Certain private fixed maturity securities are valued using an internal model using market observable inputs such as the interest rate yield curve,

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
as well as published credit spreads for similar securities, which includes significant unobservable inputs. Additionally, we may apply certain price caps and liquidity premiums in the valuation of private fixed maturity securities. Price caps are established using inputs from market participants. For structured securities, the primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, weighted-average coupon, weighted-average maturity, issuer rating, structure of the security, expected prepayment speeds and volumes, collateral type, current and forecasted loss severity, average delinquency rates, vintage of the loans, geographic region, debt service coverage ratios, payment priority with the tranche, benchmark yields and credit spreads. The fair value of our Level 3 fixed maturity securities priced using internal models was $169.8 million as of December 31, 2020.
The following tables set forth our assets by class of instrument that are measured at fair value on a recurring basis as of December 31:

2020 (Amounts in thousands)	Total	Level 1	Level 2	Level 3
Fixed maturity securities:
U.S. government, agencies and GSEs	$138,224	$—	$138,224	$—
State and political subdivisions	187,377	—	187,377	—
Non-U.S. government	31,031	—	31,031	—
U.S. corporate	2,888,625	—	2,769,252	119,373
Non-U.S. corporate	607,669	—	511,918	95,751
Other asset-backed	1,193,670	—	1,179,889	13,781
Total fixed maturity securities	5,046,596	—	4,817,691	228,905
Total	$5,046,596	$—	$4,817,691	$228,905

2019 (Amounts in thousands)	Total	Level 1	Level 2	Level 3
Fixed maturity securities:
U.S. government, agencies and GSEs	$92,336	$—	$92,336	$—
State and political subdivisions	98,159	—	98,159	—
Non-U.S. government	19,434	—	19,434	—
U.S. corporate	2,261,446	—	2,161,584	99,862
Non-U.S. corporate	364,469	—	287,280	77,189
Other asset-backed	928,588	—	924,550	4,038
Total fixed maturity securities	3,764,432	—	3,583,343	181,089
Total	$3,764,432	$—	$3,583,343	$181,089
We did not have any liabilities recorded at fair value as of December 31, 2020 and 2019.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
The following tables present additional information about assets measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value as of or for the dates indicated:

	Balance as of January 1, 2020	Total realized and unrealized gains (losses)								Balance as of December 31, 2020	Total gains (losses) attributable to assets still held
2020 (Amounts in thousands)		Included in net income	Included in OCI	Purchases	Sales	Issuance	Settlement	Transfers into Level 3(1)	Transfers out of Level 3(1)		Included in net income	Included in OCI
Fixed maturity securities:
U.S. corporate	$99,862	$162	$2,663	$70,552	$—	$—	$(13,332)	$18,216	$(58,750)	$119,373	$(103)	$4,694
Non-U.S. corporate	77,189	1,683	(889)	32,000	—	—	(16,471)	27,641	(25,402)	95,751	(18)	(1,219)
Other asset-backed	4,038	—	304	40,868	—	—	(1,946)	—	(29,483)	13,781	—	(122)
Total	$181,089	$1,845	$2,078	$143,420	$—	$—	$(31,749)	$45,857	$(113,635)	$228,905	$(121)	$3,353
_______________
(1)The transfers into and out of Level 3 for fixed maturity securities were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value, such as external ratings or credit spreads.

	Balance as of January 1, 2019	Total realized and unrealized gains (losses)								Balance as of December 31, 2019	Total gains (losses) included in net income attributable to assets still held
2019 (Amounts in thousands)		Included in net income	Included in OCI	Purchases	Sales	Issuance	Settlement	Transfers into Level 3(1)	Transfers out of Level 3(1)
Fixed maturity securities:
U.S. corporate	$76,532	$(99)	$5,082	$38,000	$(5,003)	$—	$(13,663)	$5,341	$(6,328)	$99,862	$(102)
Non-U.S. corporate	65,534	(18)	5,594	6,500	—	—	(422)	3,015	(3,014)	77,189	(18)
Other asset-backed	3,930	—	490	16,797	—	—	(507)	—	(16,672)	4,038	—
Total	$145,996	$(117)	$11,166	$61,297	$(5,003)	$—	$(14,592)	$8,356	$(26,014)	$181,089	$(120)
_______________
(1)The transfers into and out of Level 3 for fixed maturity securities were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value, such as external ratings or credit spreads.
Purchases, sales, issuances and settlements represent the activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity consists of purchases, sales and settlements of fixed maturity securities.
The following table presents the gains and losses included in net income from assets measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value and the related income statement line item in which these gains and losses were presented for the years ended December 31:

(Amounts in thousands)	2020	2019
Total realized and unrealized gains (losses) included in net income:
Net investment income	$1,845	$(117)
Net investment gains (losses)	—	—
Total	$1,845	$(117)
Total gains (losses) included in net income attributable to assets still held:
Net investment income	$(121)	$(120)
Net investment gains (losses)	—	—
Total	$(121)	$(120)

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
The amount presented for realized and unrealized gains (losses) included in net income for fixed maturity securities primarily represents amortization and accretion of premiums and discounts on certain fixed maturity securities.
The following table presents a summary of the significant unobservable inputs used for certain asset fair value measurements that are based on internal models and classified as Level 3 as of December 31, 2020:

(Amounts in thousands)	Valuation technique	Fair value (1)	Unobservable input	Range (bps)	Weighted-average (2) (bps)
Fixed maturity securities:
U.S. corporate	Internal models	$115,019	Credit spreads	66–133	98
Non-U.S. corporate	Internal models	$52,004	Credit spreads	75–161	107
_______________
(1)Certain classes of instruments classified as Level 3 are excluded as a result of not being material or due to limitations in being able to obtain the underlying inputs used by certain third-party sources, such as broker quotes, used as an input in determining fair value.
(2)Unobservable inputs weighted by the relative fair value of the associated instrument.
Liabilities Not Required to Be Carried at Fair Value
The following table provides fair value information for financial instruments that are reflected in the accompanying consolidated financial statements at amounts other than fair value. We have certain financial instruments that are not recorded at fair value, including cash and cash equivalents and accrued investment income, the carrying value of which approximate fair value due to the short-term nature of these instruments and are not included in this disclosure.
The following represents our estimated fair value of financial liabilities not required to be carried at fair value, classified as Level 2, as of December 31, 2020:

(Amounts in thousands)	Carrying amount	Fair value
Long-term borrowings	$738,162	$800,367

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
(5)Loss reserves
Activity for the liability for loss reserves is summarized as follows:

(Amounts in thousands)	2020	2019
Loss reserves, beginning of year	$235,062	$297,879
Run-off reserves	(1,597)	(2,059)
Net loss reserves, beginning of year	233,465	295,820

Losses and LAE incurred related to current accident year	364,548	105,734
Losses and LAE incurred related to prior accident years	16,202	(55,917)
Total incurred (1)	380,750	49,817

Losses and LAE paid related to current accident year	(1,103)	(1,871)
Losses and LAE paid related to prior accident years	(58,087)	(110,301)
Total paid (1)	(59,190)	(112,172)

Net loss reserves, end of year	555,025	233,465
Run-off reserves	654	1,597
Loss reserves, end of year	$555,679	$235,062
_______________
(1)Losses and LAE incurred and paid exclude losses related to our run-off business.
The liability for loss reserves represents our current best estimate; however, there may be future adjustments to this estimate and related assumptions. Such adjustments, reflecting any variety of new and adverse trends, could possibly be significant and result in future increases to reserves by amounts that could be material to our results of operations, financial condition and liquidity.
Losses incurred related to insured events of the current accident year relate to defaults that occurred in that year and represent the estimated ultimate amount of losses to be paid on such defaults. Losses incurred related to insured events of prior accident years represent the (favorable) or unfavorable development of reserves as a result of actual claim rates and claim amounts being different than those we estimated when originally establishing the reserves. Such estimates are based on our historical experience which we believe is representative of expected future losses at the time of estimation. As a result of the extended period of time that may exist between the reporting of a delinquency and the claim payment, as well as changes in economic conditions and the real estate market, significant uncertainty and variability exist on amounts ultimately paid.
In 2020, losses and LAE incurred of $364.5 million related to insured events of the current accident year was primarily attributable to a significant increase in the number of new delinquencies driven mostly by borrower forbearance as a result of COVID-19. When establishing loss reserves for borrower forbearance, we assume a lower rate of delinquencies becoming active claims, which has the effect of producing a lower reserve compared to delinquencies that are not in forbearance. Historical experience with localized natural disasters, such as hurricanes, indicates a higher cure rate for borrowers in forbearance. As COVID-19 is an ongoing health crisis, unlike a hurricane that occurs at a point in time with the rebuild starting soon afterward, our prior hurricane experience was one consideration, among many, in the establishment of loss reserves. Loss reserves recorded on these new delinquencies have a high degree of estimation due to the level of uncertainty regarding whether delinquencies in forbearance will ultimately cure or result in claim payments.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
During 2020, we experienced unfavorable reserve development of $16.2 million in incurred losses attributable to prior years, primarily from higher expected claim rates due to economic conditions occurring in the COVID-19 environment. Included within this increase to incurred losses attributable to prior years, we recorded $28.4 million in unfavorable reserves adjustments, primarily associated with higher expected, future claim rates, partially offset by a $12.2 million decrease, primarily due to higher than expected delinquency cures.
During 2019, we experienced favorable reserve development of $55.9 million in incurred losses attributable to prior years, primarily from lower actual and expected claim rates due to improvements in the overall housing market. Included within these reductions to incurred losses attributable to prior years, we recorded $22.7 million favorable reserves adjustments in 2019, primarily associated with lower expected claim rates. The remaining reduction of $33.2 million in 2019 was primarily the result of higher than expected delinquency cures.
The following table sets forth information about incurred claims, as well as cumulative number of reported delinquencies and the total of incurred-but-not-reported (“IBNR”) liabilities plus expected development on reported claims included within the net incurred claims as of December 31, 2020. The information about the incurred claims development for the years ended December 31, 2011 to 2019, is presented as supplementary information.

(Amounts in thousands)	Incurred claims and allocated loss adjustment expenses, net of reinsurance (2)										Total IBNR liabilities including expected development on reported claims as of December 31, 2020	Number of reported delin- quencies (3)
	For the years ended December 31,
Accident year (1)	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
	Unaudited
2011	$909,973	$930,551	$912,975	$929,309	$937,647	$938,802	$939,275	$938,513	$938,232	$938,816	$104	69,314
2012	—	717,871	675,230	670,773	673,660	671,492	668,452	666,673	665,775	666,351	80	48,575
2013	—	—	475,120	407,106	391,523	386,794	383,366	382,231	380,949	381,546	103	34,412
2014	—	—	—	327,857	287,865	268,980	260,752	258,872	258,172	259,006	127	26,726
2015	—	—	—	—	235,251	208,149	186,077	180,923	179,650	179,599	230	21,724
2016	—	—	—	—	—	198,121	161,041	138,784	136,381	136,754	612	19,158
2017	—	—	—	—	—	—	170,713	120,568	101,755	105,079	1,204	19,497
2018	—	—	—	—	—	—	—	116,842	83,959	84,138	977	14,779
2019	—	—	—	—	—	—	—	—	105,734	111,089	300	15,710
2020										364,547	19,073	38,863
Total incurred										$3,226,925	$22,810
_______________
(1)Represents the year in which first monthly mortgage payments have been missed by the borrower.
(2)Excludes incurred claims and allocated LAE related to run-off business.
(3)Represents reported and outstanding delinquencies less actual cures as of December 31 for each respective accident year.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
The following table sets forth paid claims development, net of reinsurance, for the year ended December 31, 2020, and a reconciliation to our total loss reserves as of December 31, 2020. The information about paid claims development for the years ended December 31, 2011 to 2019, is presented as supplementary information.

(Amounts in thousands)	Cumulative paid claims and allocated claim adjustment expenses, net of reinsurance (2)
Accident year (1)	For the years ended December 31,
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
	Unaudited
2011	$65,370	$496,623	$721,879	$815,610	$874,509	$906,028	$926,518	$934,632	$937,397	$938,517
2012	—	92,445	390,527	532,768	601,530	634,301	650,031	658,438	661,974	663,088
2013	—	—	44,334	202,095	297,029	340,031	361,973	372,374	375,243	376,138
2014	—	—	—	21,494	126,404	195,461	232,502	246,963	252,549	254,218
2015	—	—	—	—	12,688	84,706	145,362	167,458	172,825	174,561
2016	—	—	—	—	—	9,593	63,585	109,793	123,800	126,893
2017	—	—	—	—	—	—	5,733	45,879	77,297	87,272
2018	—	—	—	—	—	—	—	3,134	31,625	48,183
2019	—	—	—	—	—	—	—	—	1,871	17,595
2020										1,104
Total paid										$2,687,569
Total incurred										$3,226,925
Total paid										2,687,569
All outstanding liabilities before 2011, net of reinsurance										15,669
Run-off reserves										654
Total loss reserves										$555,679
_______________
(1)Represents the year in which first monthly mortgage payments have been missed by the borrower.
(2)Excludes cumulative paid claims and allocated claim adjustment expenses related to run-off business.
The following table sets forth our average payout of incurred claims by age as of December 31, 2020:

Average annual percentage payout of incurred claims, net of reinsurance, by age (unaudited) (1)
Years	1	2	3	4	5	6	7	8	9	10
Percentage of payout	6.6%	37.6%	26.8%	11.1%	4.6%	2.3%	1.2%	0.5%	0.2%	0.1%
_______________
(1)Excludes run-off business.
(6)Reinsurance
We reinsure a portion of our policy risks to other companies in order to reduce our ultimate losses, diversify our exposures and comply with regulatory requirements. We also assume certain policy risks written by other companies.
Reinsurance does not relieve us from our obligations to policyholders. In the event that the reinsurers are unable to meet their obligations, we remain liable for the reinsured claims. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
The following table sets forth the effects of reinsurance on premiums written and earned for the years ended December 31:

(Amounts in thousands)	2020	2019
Net premiums written:
Direct	$943,504	$840,086
Assumed	432	625
Ceded	(49,083)	(22,065)
Net premiums written	$894,853	$818,646
Net premiums earned:
Direct	$1,020,016	$878,416
Assumed	432	625
Ceded	(49,083)	(22,065)
Net premiums earned	$971,365	$856,976
The difference of $76.5 million between written premiums of $894.9 million and earned premiums of $971.4 million represents the decrease in unearned premiums for the year ended December 31, 2020. The decrease in unearned premiums was mainly the result of an increase in policy cancellations in our single premium mortgage insurance product driven by low interest rates and higher mortgage refinancing which resulted in lower persistency in 2020.
Insurance-linked notes excess of loss reinsurance treaties
On October 22, 2020, we obtained $349.6 million of excess of loss reinsurance coverage from Triangle Re 2020-1 on a portfolio of existing mortgage insurance policies written from January 2020 through August 2020. In connection with entering into the reinsurance agreement with Triangle Re 2020-1, we concluded that the risk transfer requirements for reinsurance accounting were met as Triangle Re 2020-1 is assuming significant insurance risk and a reasonable possibility of significant loss. For the reinsurance coverage, we retain the first layer of aggregate losses up to $521.8 million. Triangle Re 2020-1 provides 67.0% reinsurance coverage for losses above our retained first layer up to $349.6 million.
On November 25, 2019, we obtained $302.8 million of excess of loss reinsurance coverage with Triangle Re 2019-1, on a portfolio of existing mortgage insurance policies written from January 2019 through September 2019. In connection with entering into the reinsurance agreement with Triangle Re 2019-1, we concluded that the risk transfer requirements for reinsurance accounting were met as Triangle Re 2019-1 is assuming significant insurance risk and a reasonable possibility of significant loss. For the reinsurance coverage, we retain the first layer of aggregate losses up to $237.7 million. Triangle Re 2019-1 provides 63.7% reinsurance coverage for losses above our retained first layer up to $302.8 million.
Other excess of loss reinsurance treaties
Effective April 1, 2020, we executed an excess of loss reinsurance transaction with a panel of reinsurers covering a portion of the loss tier on subject loans written between book years 2009 and 2019 to help mitigate higher levels of delinquencies as a result of COVID-19.
Effective January 1, 2020, we executed an excess of loss reinsurance transaction with a panel of reinsurers covering a portion of the loss tier on the then current and expected new insurance written for the 2020 book year. We also entered into excess of loss reinsurance agreements with other external panels of reinsurers covering our 2016 through 2019 books of business.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
(7)Borrowings
The following table sets forth long-term borrowings as of December 31:

(Amounts in thousands)	2020	2019
6.5% Senior Notes, due 2025	$750,000	$—
Deferred borrowing charges	(11,838)	—
Total	$738,162	$—
On August 21, 2020, we issued $750 million in aggregate principal amount of 6.5% senior notes due in 2025. We incurred $12.6 million of borrowing costs that were deferred and were netted against the principal amount of the notes. Interest on the notes is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 2021. These notes mature on August 15, 2025. We may redeem the notes in whole or in part at any time prior to February 15, 2025, at our option by paying a make-whole premium plus accrued and unpaid interest, if any. At any time on or after February 15, 2025, we may redeem the notes in whole or in part at our option at 100% of the principal amount plus accrued and unpaid interest. The notes contain customary events of default which, subject to certain notice and cure conditions, can result in the acceleration of the principal and accrued interest on the outstanding notes if we breach the terms of the indenture.
We committed to retain $300 million of the net proceeds from the issuance of these notes that can be drawn down exclusively for our debt service or to contribute to GMICO to meet its regulatory capital needs.
(8)Income taxes
Income before income taxes and change in fair value of unconsolidated affiliate of $472.4 million and $718.2 million in 2020 and 2019, respectively, was domestic.
The total provision for income taxes was as follows for the years ended December 31:

(Amounts in thousands)	2020	2019
Current federal income taxes	$89,940	$152,748
Deferred federal income taxes	9,619	(562)
Total federal income taxes	99,559	152,186
Current state income taxes	924	294
Deferred state income taxes	1,514	3,352
Total state income taxes	2,438	3,646
Total provision for income taxes	$101,997	$155,832
We had current income taxes receivable of $5.4 million and $41.1 million as of December 31, 2020 and 2019.
We paid federal taxes of $55.4 million and state taxes of $1.6 million for the year ended December 31, 2020, and paid federal taxes of $166.2 million and state taxes of $0.3 million for the year ended December 31, 2019.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
The reconciliation of the federal statutory tax rate to the effective income tax rate was as follows for the years ended December 31:

	2020	2019
Statutory U.S. federal income tax rate	21.0%	21.0%
Increase (reduction) in rate resulting from:
State income tax, net of federal income tax effect	0.4	0.4
Other, net (1)	0.2	0.3
Effective rate	21.6%	21.7%
_______________
(1)“Other, net” is comprised primarily of prior year true-ups.
The components of the deferred income taxes were as follows as of December 31:

(Amounts in thousands)	2020	2019
Assets:
Accrued commissions and general expenses	$6,813	$5,254
Net operating loss carry forwards	850	2,021
Capital loss carry forwards	—	10,720
Unearned premium and loss reserves	36,917	35,280
Other	271	—
State income taxes	7,166	7,922
Gross deferred income tax assets	52,017	61,197
Valuation allowance	(6,443)	(6,104)
Total deferred income tax assets	45,574	55,093
Liabilities:
Deferred acquisition costs	6,042	6,347
Net unrealized gains on investment securities	56,302	25,340
Investments	17,937	17,409
Other	2,104	3,026
Total deferred income tax liabilities	82,385	52,122
Net deferred income tax asset (liability)	$(36,811)	$2,971
The above valuation allowance of $6.4 million and $6.1 million as of December 31, 2020 and 2019, respectively, related to state deferred tax assets. The state deferred tax assets related primarily to the future deductions associated with non-insurance and insurance net operating loss (“NOL”) carryforwards.
U.S. federal NOL carryforwards amounted to $4.0 million as of December 31, 2020, and, if unused, will expire beginning in 2032. The benefits of the NOL carryforwards have been recognized in our consolidated financial statements.
Our ability to realize our total deferred income tax assets of $45.6 million as of December 31, 2020, which includes deferred tax assets related to NOL carryforwards, is primarily dependent upon generating sufficient taxable income in future years. Management has concluded that there is sufficient positive evidence to support the expected realization of the net operating losses. This positive evidence includes the fact that: (i) We are currently in a cumulative three-year income position; (ii) Our U.S. operating forecasts are profitable; and (iii) We are able to generate capital gains if needed. After consideration of all available evidence, we have concluded that it is more likely than not that our deferred tax assets, with the

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
exception of state deferred tax assets for which a valuation allowance has been established, will be realized. If our actual results do not validate the current projections of pre-tax income, we may be required to record an additional valuation allowance which could have a material impact on our consolidated financial statements in future periods.
The total amount of unrecognized tax benefits was $0 as of December 31, 2020 and 2019.
We recognize accrued interest and penalties related to unrecognized tax benefits as components of the provision for income taxes. We have recorded $0 of benefits related to interest and penalties for 2020 and 2019.
As previously discussed, we have elected to participate in the Genworth consolidated return. All Genworth companies domesticated in the United States are included in the Genworth consolidated return as allowed by the tax law and regulations. We have a tax sharing agreement in place and all intercompany balances related to this agreement are settled at least annually. With possible exceptions, we are no longer subject to U.S. federal tax examinations for years through 2016. Any exposure with respect to these pre-2017 years has been sufficiently recorded in the financial statements. Potential state and local examinations for those years are generally restricted to results that are based on closed U.S. federal examinations.
We are part of a tax allocation agreement (together with amendments to the tax allocation agreement, the “TAA”) between Genworth and certain of our subsidiaries. The TAA was approved by state insurance regulators and our Board of Directors. The tax allocation methodology is based on the separate return liabilities with offsets for losses and credits utilized to reduce the current consolidated tax liability as allowed by applicable law and regulation. Our policy is to settle intercompany tax balances quarterly, with a final settlement after filing of Genworth’s federal consolidated U.S. corporate income tax return.
Additionally, Genworth Mortgage Insurance Corporation, Genworth Mortgage Reinsurance Corporation, Genworth Mortgage Insurance Corporation of North Carolina and Genworth Financial Assurance Corporation (collectively, the “MI Group”), is party to a supplemental tax sharing agreement that allows them to accelerate the utilization of benefits as if they filed a stand-alone MI Group federal income tax return, even if those benefits would not have been utilized in the consolidated federal return (“deemed used losses”). If any deemed used losses are subsequently actually used in a consolidated return, the members of the MI Group which receive the benefit for such deemed used losses will not receive a second benefit for such losses. Also, if any member of the MI Group receives benefit for any deemed used losses and leaves the consolidated group before such deemed used losses are actually used in a consolidated return, such member will repay such benefit received.
The TAA prevents any allocation of tax to a separate company that is greater than the tax incurred on a separate company basis, subject to consolidated loss carry-forward adjustments. The total tax refund allocated to the MI Group, therefore, may exceed the consolidated tax refund received.
Separate Return Method
If during the year ended December 31, 2020, we had computed taxes using the separate return method, the unaudited pro forma provision for income taxes would remain unchanged.
(9)Employee benefits
As a consolidated company within Genworth, our employees are generally provided a number of Genworth employee benefits. Genworth, as sponsor of the plans described below (collectively, “Shared Plans”), is ultimately responsible for maintenance of these plans in compliance with applicable laws. Our obligation results from an allocation of our share of expenses from Genworth’s plans based on benefits

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
eligible earnings. Benefits eligible earnings includes base pay, overtime, annual incentives and sales commissions.
We account for such Shared Plans as multiemployer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. We recognize a liability only for any required contributions to the Shared Plans that are accrued and unpaid at the balance sheet date, which is included within other liabilities in the consolidated balance sheets.
Pension and Retiree Health and Life Insurance Benefit Plans
Most of our employees are enrolled in a qualified defined contribution pension plan sponsored by Genworth. The plan is 100% funded by Genworth. Genworth makes annual contributions to each employee’s pension plan account based on the employee’s age, service and eligible pay. Employees are vested in the plan after three years of service. Expenses associated with the qualified defined contribution pension plan were $2.7 million in both 2020 and 2019.
In addition, certain employees also participate in non-qualified defined contribution plans and qualified and non-qualified defined benefit pension plans sponsored by Genworth. Expenses associated with non-qualified defined contribution plans were $0.8 million and $0.6 million for 2020 and 2019, respectively. Expenses allocated to us for qualified and non-qualified defined benefit pension plans were $0.3 million in both 2020 and 2019.
Genworth provides retiree health benefits to our employees hired prior to January 1, 2005, who meet certain service requirements. Under this plan, retirees over 65 years of age receive a subsidy towards the purchase of a Medigap policy, and retirees under 65 years of age receive medical benefits similar to our employees’ medical benefits. In December 2009, Genworth announced that eligibility for retiree medical benefits will be limited to associates who were within 10 years of retirement eligibility as of January 1, 2010. Genworth also provides retiree life and long-term care insurance benefits. Expenses allocated to us for retiree health and life insurance benefits plans were $0.5 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively.
Savings Plans
Our employees participate in qualified and non-qualified defined contribution savings plans that allow employees to contribute a portion of their pay to the plan on a pre-tax basis. Genworth makes matching contributions equal to 100% of the first 4% of pay deferred by an employee and 50% of the next 2% of pay deferred by an employee so that our matching contribution does not exceed 5% of an employee’s pay. Employees do not vest immediately in Genworth matching contributions but fully vest in the matching contributions after two complete years of service. One option available to employees in the defined contribution savings plan is the ClearCourse® variable annuity option offered by certain of Genworth’s life insurance subsidiaries.
Prior to January 2021, employees also had the option of purchasing a fund which invests primarily in Genworth stock as part of the defined contribution savings plan. Several years ago, Genworth had contracted with Newport Trust Company (“Newport”) to act as an independent fiduciary and investment manager with respect to Genworth stock in the defined contribution savings plan. The independent fiduciary’s role is to act on behalf of a plan to protect the interests of participants and beneficiaries. As part of its on-going process, on January 8, 2021, Newport froze the fund due to uncertainty around the feasibility of Genworth executing on its strategic plans. Accordingly, future investments or transfers into the fund are no longer permitted.
Our cost associated with these plans was $3.2 million and $3.1 million for the years ended December 31, 2020 and 2019, respectively.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
Health and Welfare Benefits for Active Employees
We provide health and welfare benefits to our employees, including health, life, disability dental and long-term care insurance, among others. Our long-term care insurance is provided through Genworth’s long-term care insurance products.
(10)Share based compensation
As of December 31, 2020, all share-based awards held by our employees, including stock options, were granted under Genworth’s incentive plans described below. We have not issued any share-based awards.
Prior to May 2012, share-based awards were granted to employees and directors, including stock options, stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) under the 2004 Genworth Financial, Inc. Omnibus Incentive Plan (the “2004 Omnibus Incentive Plan”). In May 2012, the 2012 Genworth Financial, Inc. Omnibus Incentive Plan (the “2012 Omnibus Incentive Plan”) was approved by Genworth’s stockholders. Under the 2012 Omnibus Incentive Plan, Genworth was authorized to grant 16 million equity awards, plus a number of additional shares not to exceed 25 million underlying awards outstanding under the 2004 Omnibus Incentive Plan. In December 2018, the 2018 Genworth Financial, Inc. Omnibus Incentive Plan (the “2018 Omnibus Incentive Plan”) was approved by Genworth’s stockholders. Under the 2018 Omnibus Incentive Plan, Genworth is authorized to grant 25 million equity awards, plus a number of additional shares not to exceed 20 million underlying awards outstanding under the prior Plans. The 2004 Omnibus Incentive Plan together with the 2012 Omnibus Incentive Plan and the 2018 Omnibus Incentive Plan are referred to collectively as the “Omnibus Incentive Plans.”
Share-based compensation expense under the Omnibus Incentive Plans was $4.4 million and $2.9 million for the years ended December 31, 2020 and 2019, respectively, and was included within acquisition and operating expenses, net of deferrals in the consolidated statements of income. For awards issued prior to January 1, 2006, share-based compensation expense was recognized on a graded vesting attribution method over the awards’ respective vesting schedule. For awards issued after January 1, 2006, share-based compensation expense was recognized evenly on a straight-line attribution method over the awards’ respective vesting period.
For purposes of determining the fair value of share-based payment awards on the date of grant, Genworth has historically used the Black-Scholes Model. However, no SARs or stock options were granted during 2020 and 2019, and therefore the Black-Scholes Model was not used in those respective years. The Black-Scholes Model requires the input of certain assumptions that involve judgment. Circumstances may change, and additional data may become available over time, which could result in changes to these assumptions and methodologies.
During 2020 and 2019, Genworth issued RSUs to our employees with average restriction periods of three years, with a fair value of $3.53 and $3.36, respectively, which were measured at the market price of a share of Genworth’s Class A Common Stock on the grant date.
During 2020 and 2019, Genworth granted performance stock units (“PSUs”) to our employees with a fair value of $3.03 and $4.61, respectively. The PSUs were granted at market price as of the approval date by Genworth’s Board of Directors. PSUs may be earned over a three-year period based upon the achievement of certain performance goals.
The PSUs granted in 2020 have a three-year measurement period starting on January 1, 2020, going through December 31, 2022. The performance metrics are based on adjusted operating income of Genworth’s U.S. Mortgage Insurance and Australia Mortgage Insurance segments and gross incremental

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
annual premiums in Genworth’s long-term care insurance business, defined as approved weighted-average premium rate increases multiplied by the annualized in-force premiums.
The PSUs granted in 2019 have a three-year measurement period starting on January 1, 2019 going through December 31, 2021. The performance metric is based on consolidated Genworth’s adjusted operating income.
For all PSU awards granted, the compensation committee of Genworth’s Board of Directors determines and approves no later than March 15, following the end of the three-year performance period for each applicable performance period, the number of units earned and vested for each distinct performance period.
For the years ended December 31, 2020 and 2019, we recorded less than $1.0 million of expense in each year associated with our PSUs.
In 2020 and 2019, Genworth granted cash awards with a fair value of $1.00. Genworth has performance-based cash awards, which vest and payout after three years. Genworth also has time-based cash awards, which vest over three years, with a third of the payout occurring per year as determined by the vesting period, beginning on the first anniversary of the grant date. The following table summarizes cash award activity as of December 31, 2020 and 2019:

(Number of awards in thousands)	Performance-based cash awards	Time-based cash awards
Balance as of January 1, 2019	2,597	4,733
Granted	489	3,439
Vested	(1,443)	(2,232)
Forfeited	(190)	(370)
Balance as of January 1, 2020	1,453	5,570
Granted	—	3,607
Performance adjustment	261	—
Vested	(1,178)	(2,340)
Forfeited	(6)	(214)
Balance as of December 31, 2020	530	6,623
The following table summarizes stock option activity as of December 31, 2020 and 2019:

(Shares in thousands)	Shares subject to option	Weighted-average exercise price
Balance as of January 1, 2019	103	$11.36
Granted	—	$—
Exercised	(25)	$2.46
Expired and forfeited	—	$—
Balance as of January 1, 2020	78	$14.18
Granted	—	$—
Exercised	—	$—
Expired and forfeited	(78)	$14.18
Balance as of December 31, 2020	—	$—
Exercisable as of December 31, 2020	—	$—

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
There were no stock options outstanding as of December 31, 2020.
The following table summarizes the status of other equity-based awards as of December 31, 2020 and 2019:

	RSUs		PSUs		SARs
Awards in thousands	Number of awards	Weighted- average grant date fair value	Number of awards	Weighted- average grant date fair value	Number of awards	Weighted- average grant date fair value
Balance as of January 1, 2019	94	$7.38	—	$—	666	$2.76
Granted	135	$3.36	135	$4.61	—	$—
Exercised	(85)	$7.38	—	$—	—	$—
Terminated	(9)	$7.38	—	$—	(24)	$2.76
Balance as of January 1, 2020	135	$3.36	135	$4.61	642	$2.76
Granted	134	$3.53	134	$3.03	—	$—
Exercised	(45)	$3.36	—	$—	—	$—
Terminated	—	$—	—	$—	(97)	$2.77
Balance as of December 31, 2020	224	$3.46	269	$3.82	545	$2.76
As of December 31, 2020, and 2019, total unrecognized share-based compensation expense related to non-vested awards not yet recognized was $1.4 million and $0.9 million, respectively. This expense is expected to be recognized over a weighted-average period of approximately two years and less than one year, respectively.
In 2020 and 2019, there was no cash received from stock options exercised in each year. New shares were issued to settle all exercised awards. The actual tax benefit realized for the tax deductions from the exercise of share-based awards was $0.8 million and $0.9 million as of December 31, 2020 and 2019, respectively.
(11)Related party transactions
Related Party Transactions
We have various agreements with Genworth that provide for reimbursement to and from Genworth of certain administrative and operating expenses that include, but are not limited to, information technology services and administrative services (such as finance, human resources, employee benefit administration and legal). These agreements provide for an allocation of corporate expenses to all Genworth businesses or subsidiaries. We incurred costs for these services of $50.3 million and $37.0 million in 2020 and 2019, respectively.
Our investment portfolio is managed by Genworth. Under the terms of the investment management agreement we are charged a fee by Genworth. All fees paid to Genworth are charged to investment expense and are included in net investment income in the consolidated statements of income. The total investment expenses paid to Genworth were $5.2 million and $4.1 million for the years ended December 31, 2020 and 2019, respectively.
Our employees participate in certain benefit plans sponsored by Genworth and certain share-based compensation plans that utilize shares of Genworth common stock and other incentive plans. See Note 9 and Note 10 for further information.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
We provide certain information technology and administrative services (such as facilities and maintenance) to Genworth. We charged Genworth $1.3 million and $1.5 million for these services in 2020 and 2019, respectively.
We previously held an investment in common shares of Genworth Canada. Genworth Canada was consolidated within Genworth until its sale on December 12, 2019. We received dividends from Genworth Canada of $41.9 million in 2019, which is included within change in fair value of unconsolidated affiliate, net of tax in the consolidated statements of income.
We paid cash dividends of $437.4 million and $250.0 million to Genworth in 2020 and 2019, respectively. The amount and timing of future dividends will depend on the economic recovery from COVID-19, among other factors. Refer to Note 13 for further details on dividend restrictions.
We have a tax sharing agreement in place with Genworth, such that we participate in a single U.S. consolidated income tax return filing. All intercompany balances related to this agreement are settled at least annually. Refer to Note 8 for further details.
The consolidated financial statements include the following amounts due to and from Genworth relating to recurring service and expense agreements as of December 31:

(Amounts in thousands)	2020	2019
Amounts payable to Genworth	$12,371	$8,119
Amounts receivable from Genworth	$371	$997
(12)Commitments and contingencies
Leases
We lease certain office facilities, equipment and automobiles under operating leases. Operating lease expenses were approximately $4.0 million and $4.2 million for the years ended December 31, 2020 and 2019, respectively. See Note 2 for additional information related to operating leases. The following table presents future minimum rent payments under operating leases as of December 31, 2020:

(Amounts in thousands)	Future minimum payments under operating leases
2021	$3,518
2022	3,632
2023	3,601
2024	3,682
2025	3,765
2026 and thereafter	7,785
Total lease payments	25,983
Imputed interest	(5,549)
Operating lease liabilities	$20,434
Litigation and Regulatory Matters
We face the risk of litigation and regulatory investigations and actions in the ordinary course of operating our business and are also subject to litigation arising out of our general business activities, such as our contractual and employment relationships. Past legal and regulatory actions include proceedings

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
specific to us and others generally applicable to business practices in the mortgage insurance industry in which we operate. We have been, or may become, subject to lawsuits or regulatory investigations alleging, among other things, issues relating to violations of the Real Estate Settlement and Procedures Act of 1974 (“RESPA”) or related state anti-inducement laws, mortgage insurance policy rescissions and curtailments, pricing structures and general business practices, and breaching duties related to the privacy and information security of customer information. Plaintiffs in lawsuits against us may seek very large or indeterminate amounts which may remain unknown for substantial periods of time. In addition, we are also subject to various regulatory inquiries, such as information requests, subpoenas, books and record examinations and market conduct and financial examinations from state and federal regulators and other authorities. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business, financial condition or results of operations.
(13)Statutory information
Statutory Accounting Principles
We prepare our statutory financial statements in accordance with the accounting practices required or permitted, if applicable, by the insurance departments of the respective states of domicile of our insurance subsidiaries. These statements of statutory accounting principles (“SSAP”) are established by a variety of National Association of Insurance Commissioners ("NAIC") publications, as well as state laws, regulations and general administrative rules. In addition, insurance departments have the right to permit other specific practices that may deviate from prescribed practices. As of December 31, 2020, we did not have any prescribed or permitted statutory accounting practices that resulted in reported statutory surplus or risk-to-capital ratios being different from what would have been reported had NAIC statutory accounting practices been followed.
The key areas where SSAP financial statements differ from financial statements presented on a U.S. GAAP basis include:
(a)Under SSAP, mortgage insurance companies are required each year to establish a special contingency reserve in their statutory financial statements to provide for losses in the event of significant economic declines. Annual additions to the statutory contingency reserve must be at least 50% of net earned premiums earned in such year. Such amount must be maintained in the contingency reserve for 10 years, after which time it is released to unassigned surplus. Prior to 10 years, the contingency reserve may be reduced with regulatory approval to the extent that losses in any calendar year exceed 35% of earned premiums for such year.
(b)Under SSAP, insurance policy acquisition costs are charged against operations in the year incurred. Under U.S. GAAP, such costs are deferred and amortized.
(c)Under SSAP, income tax expense is calculated on the basis of amounts currently payable. Generally, deferred tax assets are recognized under both SSAP and U.S. GAAP when it is more likely than not that the deferred tax asset will be realized. However, SSAP standards impose additional admissibility requirements whereby deferred tax assets are only recognized to the extent they are expected to be recovered within a one- to three-year period subject to a capital and surplus limitation. Changes in deferred tax assets and liabilities are recognized as a direct benefit or charge to unassigned surplus, whereas under U.S. GAAP changes in deferred tax assets and liabilities, except for changes in unrealized gains and losses on available-for-sale securities, are recorded as a component of income tax expense.

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
(d)Under SSAP, investment grade fixed-maturity investments are valued at amortized cost and below-investment grade securities are carried at the lower of amortized cost or market value. Under U.S. GAAP, those investments that we do not have the ability or intent to hold to maturity are considered to be either available for sale or trading securities and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to equity or current operations, as applicable.
(e)Under SSAP, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected in our U.S. GAAP financial statements.
The table below presents statutory net income, statutory policyholders’ surplus and contingency reserve for the combined insurance subsidiaries as of and for the years ended December 31:

(Amounts in thousands)	2020	2019
Statutory net income	$404,315	$847,384
Statutory policyholders’ surplus	$1,555,035	$1,632,518
Contingency reserve	$2,518,194	$2,031,563
Statutory Capital Requirements
Mortgage insurers are not subject to the NAIC’s risk-based capital (“RBC”) requirements, but certain states and other regulators impose another form of capital requirement on mortgage insurers requiring maintenance of a risk-to-capital ratio not to exceed 25:1. Our insurance subsidiaries are domiciled in North Carolina. Fifteen other states maintain similar risk-to-capital requirements. As of December 31, 2020 and 2019, the risk-to-capital ratio for our combined insurance subsidiaries under the current regulatory framework as established under North Carolina law and enforced by the North Carolina Department of Insurance (“NCDOI”) was approximately 12.1:1 and 12.2:1, respectively. Each of our insurance subsidiaries met its respective capital requirement as of December 31, 2020.
PMIERs Regulatory Requirements
Mortgage insurers must meet the private mortgage insurer eligibility requirements (“PMIERs”) as set forth by each GSE in order to remain eligible to insure loans that are purchased by the GSEs. Each approved mortgage insurer is required to provide the GSEs with an annual certification and a quarterly report as to its compliance with PMIERs.
On June 29, 2020, the GSEs issued guidance amending PMIERs further, in light of COVID-19, effective June 30, 2020 (the “PMIERs Amendment”). In September 2020, the GSEs issued an amended and restated version of the PMIERs Amendment that clarifies Section I (Risk-Based Required Asset Amount Factors), which became effective retroactively on June 30, 2020, and includes a new Section V (Delinquency Reporting), which became effective on December 31, 2020. On December 4, 2020, the GSEs issued a revised and restated version of the PMIERs Amendment that revised and replaced the version issued in September 2020. The December 4, 2020 version extended the application of reduced PMIERs capital factors to each non-performing loan that has an initial missed monthly payment occurring on or after March 1, 2020 and prior to April 1, 2021 and capital preservation period from March 31, 2021 to June 30, 2021.
The PMIERs include financial requirements for mortgage insurers under which a mortgage insurer’s “Available Assets” (generally only the most liquid assets of an insurer) must meet or exceed “Minimum Required Assets” (which are based on an insurer’s risk-in-force (“RIF”) and are calculated from tables of factors with several risk dimensions and are subject to a floor amount) and otherwise generally establish when a mortgage insurer is qualified to issue coverage that will be acceptable to the respective GSE for acquisition of high loan-to-value (“LTV”) mortgages. The GSEs may amend or waive PMIERs at their

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
discretion, impose additional conditions or restrictions on us and also have broad discretion to interpret PMIERs, which could impact the calculation of our “Available Assets” and/or “Minimum Required Assets.” The amount of capital that GMICO may be required in the future to maintain the “Minimum Required Assets” as defined in PMIERs, and operate our business is dependent upon, among other things: (i) the way PMIERs are applied and interpreted by the GSEs and the Federal Housing Finance Agency (“FHFA”) as and after they are implemented; (ii) the future performance of the housing market, including as a result of COVID-19 and the length and speed of recovery; (iii) our generation of earnings in our business, “Available Assets” and “Minimum Required Assets,” reducing RIF and reducing delinquencies as anticipated, and writing anticipated amounts and types of new mortgage insurance business; and (iv) our overall financial performance, capital and liquidity levels. Depending on our actual experience, the amount of capital required under PMIERs may be higher than currently anticipated. In the absence of a premium increase for new business, if we hold more capital relative to insured loans, our returns will be lower. We may be unable to increase premium rates for various reasons, principally due to competition. Our inability, on the other hand, to increase the capital as required in the anticipated timeframes and on the anticipated terms, and to realize the anticipated benefits, could have a material adverse impact on our business, results of operations and financial condition. More particularly, our ability to continue to meet the PMIERs financial requirements and maintain a prudent amount of capital in excess of those requirements, given the dynamic nature of asset valuations and requirement changes over time, is dependent upon, among other things: (i) our ability to complete credit risk transfer (“CRT”) transactions on our anticipated terms and timetable, which, as applicable, are subject to market conditions, third-party approvals and other actions (including approval by the GSEs), and other factors that are outside of our control and (ii) our ability to contribute holding company cash or other sources of capital to satisfy the portion of the financial requirements that are not satisfied through these transactions.
The PMIERs Amendment implemented both permanent and temporary revisions to PMIERs. For loans that became non-performing due to a COVID-19 hardship, PMIERs was temporarily amended with respect to each non-performing loan that (i) has an initial missed monthly payment occurring on or after March 1, 2020 and prior to April 1, 2021 or (ii) is subject to a forbearance plan granted in response to a financial hardship related to COVID-19, the terms of which are materially consistent with terms of forbearance plans offered by the GSEs. The risk-based required asset amount factor for the non-performing loan will be the greater of (a) the applicable risk-based required asset amount factor for a performing loan were it not delinquent, and (b) the product of a 0.30 multiplier and the applicable risk-based required asset amount factor for a non-performing loan. In the case of (i) above, absent the loan being subject to a forbearance plan described in (ii) above, the 0.30 multiplier will be applicable for no longer than three calendar months beginning with the month in which the loan became a non-performing loan due to having missed two monthly payments. Loans subject to a forbearance plan described in (ii) above include those that are either in a repayment plan or loan modification trial period following the forbearance plan unless reported to the approved insurer that the loan is no longer in such forbearance plan, repayment plan, or loan modification trial period. The PMIERs Amendment also imposes temporary capital preservation provisions through June 30, 2021, that require an approved insurer to obtain prior written GSE approval before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing agreements, even if such insurer has a surplus of available assets. Therefore, the PMIERs Amendment may restrict or prevent GMICO from paying us dividends.
The PMIERs Amendment additionally imposes permanent revisions to the risk-based required asset amount factor for non-performing loans for properties located in future Federal Emergency Management Agency (“FEMA”)-Declared Major Disaster Areas eligible for individual assistance.
Our assessment of PMIERs compliance is based on a number of factors, including our understanding of the GSEs’ interpretation of the PMIERs financial requirements. The GSEs require our mortgage insurance subsidiaries to maintain a maximum statutory RTC ratio of 18:1 or they reserve the right to

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
reevaluate the amount of PMIERs credit for reinsurance and other CRT transactions available under PMIERs indicated in their approval letters. Freddie Mac has also imposed additional requirements on our option to commute these reinsurance agreements. Both GSEs reserved the right to periodically review the reinsurance transactions for treatment under PMIERs. If we are unable to continue to meet the requirements mandated by PMIERs, the GSE Restrictions (as defined herein) and any additional restrictions imposed on us by the GSEs, whether because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.
We have met all PMIERs reporting requirements as required by the GSEs. As of December 31, 2020, we had available assets of $4,588 million against $3,359 million net required assets under PMIERs, compared to available assets of $3,811 million against $2,754 million net required assets as of December 31, 2019. The sufficiency above the published PMIERs financial requirements as of December 31, 2020, was $1,229 million, compared to $1,057 million above the published PMIERs requirements as of December 31, 2019, resulting in a PMIERs sufficiency ratio of 137% and 138% as of December 31, 2020 and 2019, respectively, which in each case, was above the requirement imposed by the GSE Restrictions that required us to maintain a PMIERs sufficiency ratio of 115% in 2020. In addition, our PMIERs required assets as of December 31, 2020, benefited from the application of a 0.30 multiplier applied to the risk-based required asset amount factor for certain non-performing loans. The application of the 0.30 multiplier to all eligible delinquencies provided $1,046 million of benefit to our December 31, 2020 PMIERs required assets. Our CRT transactions provided an estimated aggregate of $936 million of PMIERs capital credit as of December 31, 2020.
Dividend Restrictions
The majority of our investments are held by our regulated U.S. mortgage insurance subsidiaries which may be limited in their ability to make dividends or distributions to a holding company in the future due to restrictions related to their capital levels. Our U.S. mortgage insurance subsidiaries are required to maintain minimum capital on a statutory basis, as well as pursuant to the PMIERs promulgated by the GSEs. Moreover, even where such dividends or distributions would not cause capital to fall below the minimum levels required by state insurance regulators and the GSEs, all proposed dividends or distributions, regardless of amount and source, by our U.S. mortgage insurance subsidiaries are subject to review and potential disapproval by the N.C. Commissioner of Insurance (the “Commissioner”). Within that general regulatory right of review process, there are three (3) minor procedural variances depending on (i) the amount of the dividend or distribution as well as (ii) the source thereof. As regards amount, dividends and distributions may be classified as either “ordinary” or “extraordinary.” (1) The review standard for an “ordinary” dividend or distribution is that notice must be given to the Commissioner 30 days in advance of the proposed payment date, during which period the Commissioner may disapprove the proposed dividend or distribution. An “extraordinary dividend or distribution” is defined by statute as one, which combined with all others made in the preceding 12 months, exceeds the greater of (i) 10% of the insurer’s surplus as regards policyholders as of the preceding December 31, or (ii) net income, excluding realized capital gains, for the 12-month period ending the preceding December 31. (2) The review standard for an “extraordinary” dividend or distribution is effectively the same as that for an “ordinary” dividend or distribution that the insurer must give 30 days’ notice and the Commissioner has not disapproved the proposal in that 30-day period. For both “ordinary” and “extraordinary” dividends, the Commissioner has the option to affirmatively grant approval prior to the expiration of the 30-day notice period. (3) Finally, as regards source of funds, the payment of any dividend or distribution from any source other than unassigned surplus, regardless of the amount, requires prior written approval of the Commissioner. In each of the three (3) instances, approval or non-disapproval of any dividend or distribution is based upon the reasonableness of the insurer’s surplus in relation to its outstanding liabilities and the adequacy of its surplus relative to its financial needs. Based on estimated statutory

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
results as of December 31, 2020, in accordance with applicable dividend restrictions, our U.S. mortgage insurance subsidiaries could pay dividends or distributions from unassigned surplus of approximately $199.0 million in 2021 without obtaining prior regulatory approval, although notice of the intent to pay must be provided to the Commissioner 30 days in advance thereof.
(14)Accumulated other comprehensive income (loss)
The following table presents a roll-forward of accumulated other comprehensive income (loss):

(Amounts in thousands)	Net unrealized gains (losses) on investments	Total
Balance January 1, 2019, net of tax	$(26,522)	$(26,522)
Other comprehensive income (loss) before reclassifications	120,505	120,505
Amounts reclassified (from) to other comprehensive income (loss)	(552)	(552)
Total other comprehensive income (loss)	119,953	119,953
Balance January 1, 2020, net of tax	93,431	93,431
Other comprehensive income (loss) before reclassifications	112,307	112,307
Amounts reclassified (from) to other comprehensive income (loss)	2,640	2,640
Total other comprehensive income (loss)	114,947	114,947
Balance December 31, 2020, net of tax	$208,378	$208,378
The following table presents the effect of the reclassification of significant items out of accumulated other comprehensive income (loss) on the respective line items of the consolidated statements of income:

	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line item in consolidated statement of income
(Amounts in thousands)	2020	2019
Net unrealized gains (losses) on investments	$(3,342)	$698	Net investment gains (losses)
Benefit (expense) for income taxes	702	(147)	Provision for income taxes
(15)Earnings per share
The basic earnings per share computation is based on the weighted average number of shares of common stock outstanding. For the years ended December 31, 2020 and 2019, we had no instruments outstanding that would be dilutive to earnings per share.
The following table presents the computation of earnings per share for the years ended December 31:

(Amounts in thousands, except per share amounts)	2020	2019
Net income available to EHI common shareholders	$370,421	$677,628
Weighted average common shares outstanding—basic and diluted	162,840	162,840
Net income per common share—basic and diluted	$2.27	$4.16

ENACT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years Ended December 31, 2020 and 2019
(16)Subsequent events
On February 4, 2021, we executed an excess of loss reinsurance transaction with a panel of reinsurers, which will provide up to $210.4 million of reinsurance coverage on a portion of current and expected new insurance written for the 2021 book year, effective January 1, 2021.
On March 2, 2021, we obtained $495.0 million of excess of loss reinsurance coverage from Triangle Re 2021-1 Ltd. (“Triangle Re 2021-1”) on a portfolio of existing seasoned mortgage insurance policies written from January 2014 through December 2018 and from October 2019 through December 2019. In connection with entering into the reinsurance agreement with Triangle Re 2021-1, we believe that the risk transfer requirements for reinsurance accounting were met as Triangle Re 2021-1 is assuming significant insurance risk and a reasonable possibility of significant loss. Triangle Re 2021-1 reinsurance coverage is derived by applying a reinsurance cession percentage to the MI coverage for each loan to get to an Aggregate Exposed Principal Balance (“AEPB”). This AEPB accounts for any existing reinsurance and ensures we retain a minimum 5% vertical risk retention on each loan. For the reinsurance coverage, we retain the first layer of aggregate losses up to $212.1 million. Triangle Re 2021-1 provides 100.0% reinsurance coverage for losses above our retained first layer up to $495.0 million.
On April 16, 2021, we obtained $302.7 million of excess of loss reinsurance coverage from Triangle Re 2021-2 Ltd. (“Triangle Re 2021-2”) on a portfolio of existing mortgage insurance policies written from September 2020 through December 2020. In connection with entering into the reinsurance agreement with Triangle Re 2021-2, we believe that the risk transfer requirements for reinsurance accounting were met as Triangle Re 2021-2 is assuming significant insurance risk and a reasonable possibility of significant loss. For the reinsurance coverage, we retain the first layer of aggregate losses up to $188.6 million. Triangle Re 2021-2 provides 76.0% reinsurance coverage for losses above our retained first layer up to $302.7 million.
On May 3, 2021, we entered into a share exchange agreement with Genworth Holdings. See Note 1 for additional information regarding the share exchange.
We considered subsequent events through the date on which the financial statements were issued, May 3, 2021.

SCHEDULE I
ENACT HOLDINGS, INC.
Summary of Investments—Other Than Investments in Related Parties
As of December 31, 2020, the amortized cost, fair value and carrying value of our invested assets were as follows:

(Amounts in thousands)	Amortized cost	Fair value	Carrying value
U.S. government, agencies and GSEs	$134,215	$138,224	$138,224
State and political subdivisions	172,631	187,377	187,377
Non-U.S. government	29,592	31,031	31,031
U.S. corporate	2,695,009	2,888,625	2,888,625
Non-U.S. corporate	578,295	607,669	607,669
Other asset-backed	1,172,174	1,193,670	1,193,670
Total	$4,781,916	$5,046,596	$5,046,596
See Report of Independent Registered Public Accounting Firm

SCHEDULE II
ENACT HOLDINGS, INC.
(PARENT COMPANY ONLY)
Balance Sheets

	December 31,
(Amounts in thousands)	2020	2019
Assets
Investments in subsidiaries	$4,333,551	$3,827,072
Cash and cash equivalents	300,318	3
Other assets	3,832	—
Total assets	$4,637,701	$3,827,075
Liabilities and equity
Liabilities:
Other liabilities	$17,728	$—
Long-term borrowings	738,162	—
Total liabilities	755,890	—
Equity:
Common stock	1,628	1,628
Additional paid-in capital	2,368,699	2,361,978
Accumulated other comprehensive income (losses)	208,378	93,431
Retained earnings	1,303,106	1,370,038
Total equity	3,881,811	3,827,075
Total liabilities and equity	$4,637,701	$3,827,075
See Notes to Schedule II
See Report of Independent Registered Public Accounting Firm

SCHEDULE II
ENACT HOLDINGS, INC.
(PARENT COMPANY ONLY)
Statements of Income

	Years ended December 31,
(Amounts in thousands)	2020	2019
Revenues:
Net investment income	$23	$—
Total revenues	23	—
Expenses:
Acquisition and operating expenses, net of deferrals	1	—
Interest expense	18,244	—
Total expenses	18,245	—
Loss before income taxes and equity in income of subsidiaries	(18,222)	—
Benefit for income taxes	(3,831)	—
Loss before equity in income of subsidiaries	(14,391)	—
Equity in income of subsidiaries	384,812	677,628
Net income	$370,421	$677,628
See Notes to Schedule II
See Report of Independent Registered Public Accounting Firm

SCHEDULE II
ENACT HOLDINGS, INC.
(PARENT COMPANY ONLY)
Statements of Comprehensive Income

	Years ended December 31,
(Amounts in thousands)	2020	2019
Net income	$370,421	$677,628
Other comprehensive income, net of taxes:
Net unrealized gains on securities not other-than temporarily impaired	114,947	119,953
Total comprehensive income	$485,368	$797,581
See Notes to Schedule II
See Report of Independent Registered Public Accounting Firm

SCHEDULE II
ENACT HOLDINGS, INC.
(PARENT COMPANY ONLY)
Statements of Cash Flows

	Years ended December 31,
(Amounts in thousands)	2020	2019
Cash flows from operating activities:
Net income	$370,421	$677,628
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income from subsidiaries	(384,812)	(677,628)
Dividends from subsidiaries	—	250,008
Change in certain assets and liabilities:
Other assets	(3,832)	—
Other liabilities	18,240	(8)
Net cash provided by operating activities	17	250,000
Cash flows from investing activities:
Net cash provided by investing activities	—	—
Cash flows from financing activities:
Proceeds from the issuance of long-term debt	737,651	—
Dividends paid to Genworth	(437,353)	(250,000)
Net cash provided by (used in) financing activities	300,298	(250,000)
Net increase in cash and cash equivalents	300,315	—
Cash and cash equivalents at beginning of year	3	3
Cash and cash equivalents at end of year	$300,318	$3
Supplementary disclosure of cash flow information:
Non-cash capital contributions from Genworth	$6,721	$5,755
Non-cash capital contributions to subsidiaries	$(6,721)	$(5,755)
See Notes to Schedule II
See Report of Independent Registered Public Accounting Firm

SCHEDULE II
ENACT HOLDINGS, INC.
(PARENT COMPANY ONLY)
Notes to Schedule II
Years Ended December 31, 2020 and 2019
(1)Organization and purpose
Enact Holdings, Inc. (“EHI”) has been a wholly owned subsidiary of Genworth since EHI’s incorporation in Delaware in 2012. On May 3, 2021, EHI amended its certificate of incorporation to change its name from Genworth Mortgage Holdings, Inc. Concurrently, we entered into a share exchange agreement with Genworth Holdings, Inc. (“Genworth Holdings”), pursuant to which Genworth Holdings exchanged the 100 shares of our common stock owned by it, representing all of our issued and outstanding capital stock, for 162,840,000 newly-issued shares of common stock, par value $0.01, of EHI. All of the share and per share information presented in the consolidated financial statements, notes to the consolidated financial statements, and supplemental schedules to the financial statements has been adjusted to reflect the share exchange on a retroactive basis for all periods and as of all dates presented.
On November 29, 2019, Genworth completed a holding company reorganization whereby Genworth contributed 100% of the issued and outstanding voting securities of EHI to Genworth Holdings, Inc. (“Genworth Holdings”). Post-contribution, EHI is a direct, wholly owned subsidiary of Genworth Holdings, and Genworth Holdings is still a direct, wholly owned subsidiary of Genworth. EHI is a holding company whose subsidiaries offer U.S. mortgage insurance products.
(2)Summary of significant accounting policies
The accompanying EHI financial statements have been prepared on the same basis and using the same accounting policies as described in the consolidated financial statements included herein. These financial statements should be read in conjunction with our consolidated financial statements and the accompanying notes thereto.
EHI includes in its statements of income equity in income of subsidiaries, which represents the net income of each of its subsidiaries.
(3)Borrowings
The following table sets forth long-term borrowings as of December 31:

(Amounts in thousands)	2020	2019
6.5% Senior Notes, due 2025	$750,000	$—
Deferred borrowing charges	(11,838)	—
Total	$738,162	$—
On August 21, 2020, EHI issued $750 million in aggregate principal amount of 6.5% senior notes due in 2025. EHI incurred $12.6 million of borrowing costs that were deferred and were netted against the principal amount of the notes. Interest on the notes is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 2021. These notes mature on August 15, 2025. EHI may redeem the notes in whole or in part at any time prior to February 15, 2025, at EHI’s option by paying a make-whole premium plus accrued and unpaid interest, if any. At any time on or after February 15, 2025, EHI may redeem the notes in whole or in part at its option at 100% of the principal amount plus accrued and unpaid interest. The notes contain customary events of default which, subject to certain notice and cure conditions, can result in the acceleration of the principal and accrued interest on the outstanding notes if EHI breaches the terms of the indenture.
EHI committed to retain $300 million of the net proceeds from the issuance of these notes that can be drawn down exclusively for its debt service or to contribute to GMICO to meet its regulatory capital needs.

ENACT HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
(Amounts in thousands, except par value and per share amounts)	(Unaudited)
Assets
Investments:
Fixed maturity securities available-for-sale, at fair value (amortized cost of $5,053,420 and no allowance for credit losses as of June 30, 2021)	$5,256,467	$5,046,596
Short-term investments, at fair value	12,499	—
Total investments	5,268,966	5,046,596
Cash and cash equivalents	435,323	452,794
Accrued investment income	30,843	29,210
Deferred acquisition costs	28,322	28,872
Premiums receivable (allowance for credit losses of $989 as of June 30, 2021)	43,287	46,464
Other assets	55,348	48,774
Total assets	$5,862,089	$5,652,710
Liabilities and equity
Liabilities:
Loss reserves	$624,256	$555,679
Unearned premiums	263,573	306,945
Other liabilities	119,289	133,302
Long-term borrowings	739,269	738,162
Deferred tax liability	25,851	36,811
Total liabilities	1,772,238	1,770,899
Equity:
Common stock ($0.01 par value, 600,000 shares authorized, 162,840 shares issued and outstanding)	1,628	1,628
Additional paid-in capital	2,369,601	2,368,699
Accumulated other comprehensive income	159,854	208,378
Retained earnings	1,558,768	1,303,106
Total equity	4,089,851	3,881,811
Total liabilities and equity	$5,862,089	$5,652,710
See Notes to Condensed Consolidated Financial Statements

ENACT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Six months ended June 30,
(Amounts in thousands, except per share amounts)	2021	2020
Revenues:
Premiums	$495,022	$469,051
Net investment income	69,948	64,693
Net investment gains (losses)	(2,709)	(344)
Other income	2,443	3,209
Total revenues	564,704	536,609
Losses and expenses:
Losses incurred	85,377	246,310
Acquisition and operating expenses, net of deferrals	120,672	100,479
Amortization of deferred acquisition costs and intangibles	7,435	7,580
Interest expense	25,482	—
Total losses and expenses	238,966	354,369
Income before income taxes	325,738	182,240
Provision for income taxes	69,795	41,015
Net income	$255,943	$141,225

Net income per common share — basic and diluted	$1.57	$0.87
Weighted average common shares outstanding — basic and diluted	162,840	162,840
See Notes to Condensed Consolidated Financial Statements

ENACT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	Six months ended June 30,
(Amounts in thousands)	2021	2020
Net income	$255,943	$141,225
Other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on securities without an allowance for credit losses	(48,805)	—
Net unrealized gains (losses) on securities with an allowance for credit losses	—	—
Net unrealized gains (losses) on securities not other-than-temporarily impaired	—	59,517
Total comprehensive income	$207,138	$200,742
See Notes to Condensed Consolidated Financial Statements

ENACT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Six months ended June 30, 2021
(Amounts in thousands)	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
Balances as of December 31, 2020	$1,628	$2,368,699	$208,378	$1,303,106	$3,881,811
Cumulative effect of change in accounting, net of taxes			281	(281)	—
Comprehensive income (loss):
Net income				255,943	255,943
Other comprehensive loss, net of taxes			(48,805)		(48,805)
Total comprehensive income					207,138
Capital contributions from Genworth Financial, Inc.		902			902
Balances as of June 30, 2021	$1,628	$2,369,601	$159,854	$1,558,768	$4,089,851

	Six months ended June 30, 2020
	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
Balances as of December 31, 2019	$1,628	$2,361,978	$93,431	$1,370,038	$3,827,075
Comprehensive income (loss):
Net income				141,225	141,225
Other comprehensive loss, net of taxes			59,517		59,517
Total comprehensive income					200,742
Capital contributions from Genworth Financial, Inc.		4,121			4,121
Balances as of June 30, 2020	$1,628	$2,366,099	$152,948	$1,511,263	$4,031,938
See Notes to Condensed Consolidated Financial Statements

ENACT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended June 30,
(Amounts in thousands)	2021	2020
Cash flows from operating activities:
Net income	$255,943	$141,225
Adjustments to reconcile net income to net cash provided by operating activities:
Net (gains) losses on investments	2,709	344
Amortization of fixed maturity securities discounts and premiums	(4,639)	(1,720)
Amortization of deferred acquisition costs and intangibles	7,435	7,580
Acquisition costs deferred	(3,752)	(5,967)
Deferred income taxes	2,225	7,695
Other	664	4,121
Change in certain assets and liabilities:
Accrued investment income	(1,633)	(4,788)
Premiums receivable	3,177	6,197
Other assets	(9,681)	4,348
Loss reserves	68,577	204,480
Unearned premiums	(43,372)	(43,490)
Other liabilities	(14,546)	25,116
Net cash provided by operating activities	263,107	345,141
Cash flows from investing activities:
Purchases of fixed maturity securities available-for-sale and short-term investments	(892,287)	(899,759)
Proceeds from sales of fixed maturity securities available-for-sale	258,101	204,645
Maturities of fixed maturity securities available for sale	353,608	183,496
Net cash used in investing activities	(280,578)	(511,618)
Net cash provided by (used in) financing activities	—	—
Net decrease in cash and cash equivalents	(17,471)	(166,477)
Cash and cash equivalents at beginning of period	452,794	585,058
Cash and cash equivalents at end of period	$435,323	$418,581
Supplementary disclosure of cash flow information:
Non-cash contributions of capital from Genworth Financial, Inc.	$902	$4,121
See Notes to Condensed Consolidated Financial Statements

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)

(1)Nature of Business, Organization Structure and Basis of Presentation
The accompanying unaudited condensed consolidated financial statements include on a consolidated basis the accounts of Enact Holdings, Inc. (“EHI,” together with its subsidiaries, the “Company,” “we,” “us” or “our”) (formerly known as Genworth Mortgage Holdings, Inc.). EHI has been a wholly owned subsidiary of Genworth Financial, Inc. (“Genworth” or “Parent”) since EHI’s incorporation in Delaware in 2012. On May 3, 2021, EHI amended its certificate of incorporation to change its name from Genworth Mortgage Holdings, Inc. This amendment also authorized EHI to issue 600,000,000 shares of common stock, each having a par value of $0.01 per share. Concurrently, we entered into a share exchange agreement with Genworth Holdings, Inc. (“Genworth Holdings”), pursuant to which Genworth Holdings exchanged its 100 shares of common stock, representing all of the previously issued and outstanding capital stock, for 162,840,000 newly-issued shares of common stock, par value $0.01, of EHI. All of the share and per share information presented in the condensed consolidated financial statements and notes to the condensed consolidated financial statements have been adjusted to reflect the share exchange on a retroactive basis for all periods and as of all dates presented.
On November 29, 2019, Genworth completed a holding company reorganization whereby Genworth contributed 100% of the issued and outstanding voting securities of the Company to Genworth Holdings. Post-contribution, we are a direct, wholly owned subsidiary of Genworth Holdings, and Genworth Holdings is still a direct, wholly owned subsidiary of Genworth. We are engaged in the business of writing and assuming residential mortgage guaranty insurance. The insurance protects lenders and investors against certain losses resulting from nonpayment of loans secured by mortgages, deeds of trust, or other instruments constituting a lien on residential real estate.
We offer private mortgage insurance products predominantly insuring prime-based, individually underwritten residential mortgage loans (“primary mortgage insurance”). Our primary mortgage insurance enables borrowers to buy homes with a down payment of less than 20% of the home’s value. Primary mortgage insurance also facilitates the sale of these low down payment mortgage loans in the secondary mortgage market, most of which are sold to government sponsored enterprises. We also selectively enter into insurance transactions with lenders and investors, under which we insure a portfolio of loans at or after origination.
We operate our business through our primary insurance subsidiary, Genworth Mortgage Insurance Corporation (“GMICO”), with operations in all 50 states and the District of Columbia. GMICO is an approved insurer by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Fannie Mae and Freddie Mac are government-sponsored enterprises and we refer to them collectively as the “GSEs.”
We also perform fee-based contract underwriting services for mortgage lenders. The provision of underwriting services by mortgage insurers eliminates the duplicative lender and mortgage insurer underwriting activities and expedites the approval process.
We operate our business in a single segment, which is how our chief operating decision maker (who is our chief executive officer) reviews our financial performance and allocates resources. Our segment includes a run-off insurance block with reference properties in Mexico (“run-off business”), which is immaterial to our condensed consolidated financial statements. In April 2021, we entered into an agreement to purchase our Parent’s minority ownership interest in its mortgage guarantee business in India for a cash purchase price that is not material to us. The closing of the transaction is subject to customary closing conditions, including receipt of any required regulatory approvals.
The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. These

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
unaudited condensed consolidated financial statements include all adjustments (including normal recurring adjustments) considered necessary by management to present a fair statement of the financial position, results of operations and cash flows for the periods presented. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Potential impacts, risks and uncertainties of the coronavirus pandemic (“COVID-19”) may include declines in investment valuations and impairments, deferred acquisition cost (“DAC”) or intangible assets impairments or the acceleration of amortization, deferred tax asset recoverability and increases to loss reserves, among other matters. The unaudited condensed consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2020 and 2019.
On July 20, 2020, Genworth reached a settlement agreement with AXA S.A. (“AXA”) regarding a dispute over payment protection insurance mis-selling claims sold by Genworth’s former lifestyle protection insurance business that was acquired by AXA in 2015. As part of the settlement agreement, Genworth issued a secured promissory note agreeing to pay AXA in two installments in 2022, unless certain events occur that trigger mandatory prepayments, as well as a significant portion of future claims that are still being processed which will be part of the second installment payment in 2022. On March 3, 2021, Genworth repaid the first installment payment originally due to AXA in June 2022 and a portion of the second installment payment due to AXA in September 2022 from cash proceeds received from the sale of Genworth Mortgage Insurance Australia Limited (the “March 2021 Mandatory Prepayment”). Prior to the sale, Genworth owed approximately £425 million ($581 million) to AXA under the settlement agreement. As of June 30, 2021, and after applying the March 2021 Mandatory Prepayment, Genworth owes approximately £249 million ($344 million) to AXA, which is subject to increase. Under the terms of the secured promissory note, as amended, Genworth pledged as collateral to AXA a 19.9% security interest in our outstanding common stock. Unless an event of default has occurred under the promissory note, AXA does not have the right to sell or repledge the collateral and the security interest does not entitle AXA to voting rights. The collateral will be released back to Genworth upon full repayment of the promissory note. Accordingly, the collateral arrangement has no impact on our consolidated financial statements.
(2)Accounting Changes
Accounting Pronouncements Recently Adopted
On January 1, 2021, we early adopted new accounting guidance related to simplifying the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. We adopted this new accounting guidance using the retrospective method or modified retrospective method for certain changes and prospective method for all other changes, which did not have a significant impact on our consolidated financial statements and disclosures.
On January 1, 2021, we early adopted new accounting guidance related to accounting for credit losses on financial instruments. The guidance requires entities to recognize an allowance equal to its estimate of lifetime expected credit losses and applies to most debt instruments not measured at fair value.
The new guidance retains most of the existing impairment guidance for available-for-sale fixed maturity securities but amends the presentation of credit losses to be presented as an allowance as opposed to a write-down and permits the reversal of credit losses when reassessing changes in the credit losses each reporting period. Available-for-sale fixed maturity securities in an unrealized loss position are evaluated to determine whether the decline in fair value is related to credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency/agencies and adverse conditions specifically

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
related to the security, among other factors. If a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Estimating the cash flows expected to be collected is a quantitative and qualitative process that incorporates information received from third-party sources along with internal assumptions and judgments. When developing the estimate of cash flows expected to be collected, we utilize an analytical model that provides for various loss scenarios and consider the industry sector, current levels of subordination, geographic location and other relevant characteristics of the security or underlying assets, as well as reasonable and supportable forecasts. Losses are written off against the allowance when deemed uncollectible or when we intend to sell or expect we will be required to sell a security prior to recovering our amortized cost. We exclude accrued interest related to available-for-sale fixed maturity securities from the estimate of allowance for credit losses. Accrued interest is included in accrued investment income in our condensed consolidated balance sheet. We do not measure an allowance for credit losses related to accrued interest as uncollectible accrued interest related to our available-for-sale fixed maturity securities is written off after 90 days and once collectability is determined to be uncertain and not probable. Amounts written off related to accrued interest are recorded as a credit loss expense included in net investment gains (losses). We adopted the guidance related to our available-for-sale fixed maturity securities using the modified retrospective method, which did not have a significant impact on our consolidated financial statements.
The new guidance further requires that expected credit losses on premiums receivable are measured in accordance with the credit loss requirements for financial instruments measured at amortized cost. Due to the short-term nature of our premiums receivable, we consider lifetime expected credit losses on premiums receivable to be consistent with our current allowance and as a result the new accounting guidance did not have an impact on premiums receivable upon adoption.
The new guidance also requires the recognition of an allowance for expected credit losses as a liability in our consolidated balance sheet for off-balance sheet credit exposures, including private placement investments. We adopted the guidance related to our off-balance sheet credit exposures using the modified retrospective method, which did not have an impact on our consolidated financial statements.
(3)Investments
Net Investment Income
Sources of net investment income were as follows for the six months ended June 30:

(Amounts in thousands)	2021	2020
Fixed maturity securities available-for-sale	$72,952	$65,109
Cash, cash equivalents and short-term investments	$52	2,049
Gross investment income before expenses and fees	73,004	67,158
Investment expenses and fees	$(3,056)	(2,465)
Net investment income	$69,948	$64,693

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
Net Investment Gains (Losses)
The following table sets forth net investment gains (losses) for the six months ended June 30:

(Amounts in thousands)	2021	2020
Fixed maturity securities available-for-sale:
Gross realized gains	$584	$748
Gross realized (losses)	(1,133)	(1,092)
Net realized gains (losses)	(549)	(344)
Impairments:
Total other-than-temporary impairments	—	—
Portion of other-than-temporary impairments included in other comprehensive income (loss)	—	—
Net other-than-temporary impairments	—	—
Net change in allowance for credit losses on fixed maturity securities available-for-sale	(2,160)	—
Net investment gains (losses)	$(2,709)	$(344)
The following table represents the allowance for credit losses aggregated by security type for fixed maturity available-for-sale securities as of and for the six months ended June 30, 2021:

(Amounts in thousands)	Beginning balance	Cumulative effect of change in accounting	Increase from securities without allowance in previous periods	Securities sold	Ending balance
Fixed maturity securities:
Non-U.S. corporate	$—	$357	$2,157	$(2,514)	$—
Total fixed maturity securities available-for-sale	$—	$357	$2,157	$(2,514)	$—
Unrealized Investment Gains (Losses)
Net unrealized gains and losses on available-for-sale securities reflected as a separate component of accumulated other comprehensive income (“OCI”) were as follows as of the dates indicated:

(Amounts in thousands)	June 30, 2021	December 31, 2020
Net unrealized gains (losses) on fixed maturity securities without an allowance for credit losses	$203,047	$—
Net unrealized gains (losses) on fixed maturity securities with an allowance for credit losses	—	—
Net unrealized gains (losses) on fixed maturity securities not other-than-temporarily impaired	—	264,680
Net unrealized gains (losses) on fixed maturity securities other-than-temporarily impaired	—	—
Subtotal	203,047	264,680
Income taxes	(43,193)	(56,302)
Net unrealized investment gains (losses)	$159,854	$208,378

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
The change in net unrealized gains (losses) on available-for-sale securities reported in accumulated other comprehensive income was as follows as of and for the six months ended June 30:

(Amounts in thousands)	2021	2020
Beginning balance	$208,378	$93,431
Cumulative effect of change in accounting, net of taxes	281	—
Unrealized gains (losses) arising during the period:
Unrealized gains (losses) on investment securities	(62,539)	72,597
Provision for income taxes	13,300	(13,366)
Change in unrealized gains (losses) on investment securities	(49,239)	59,231
Reclassification adjustments to net investment (gains) losses, net of taxes of $(115) and $(75), respectively	434	286
Change in net unrealized investment gains (losses)	(48,805)	59,517
Ending balance	$159,854	$152,948
Amounts reclassified out of accumulated other comprehensive income to net investment gains (losses) include realized gains (losses) on sales of securities, which are determined on a specific identification basis.
Fixed Maturity Securities Available-For-Sale
As of June 30, 2021, the amortized cost, gross unrealized gains (losses), allowance for credit losses and fair value of our fixed maturity securities classified as available-for-sale were as follows:

(Amounts in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Allowance for credit losses	Fair value
U.S. government, agencies and GSEs	$62,783	$2,843	$(1)	$—	$65,625
State and political subdivisions	393,491	15,500	(674)	—	408,317
Non-U.S. government	22,488	462	—	—	22,950
U.S. corporate	2,748,364	149,047	(5,813)	—	2,891,598
Non-U.S. corporate	666,497	26,790	(1,219)	—	692,068
Other asset-backed	1,159,797	16,853	(741)	—	1,175,909
Total fixed maturity securities available-for-sale	$5,053,420	$211,495	$(8,448)	$—	$5,256,467
As of December 31, 2020, the amortized cost, gross unrealized gains (losses) and fair value of our fixed maturity securities classified as available-for-sale were as follows:

		Gross unrealized gains		Gross unrealized losses
(Amounts in thousands)	Amortized cost	Not other-than- temporarily impaired	Other-than- temporarily impaired	Not other-than- temporarily impaired	Other-than- temporarily impaired	Fair value
U.S. government, agencies and GSEs	$134,215	$4,009	$—	$—	$—	$138,224
State and political subdivisions	172,631	14,749	—	(3)	—	187,377
Non-U.S. government	29,592	1,439	—	—	—	31,031
U.S. corporate	2,695,009	194,961	—	(1,345)	—	2,888,625
Non-U.S. corporate	578,295	32,251	—	(2,877)	—	607,669
Other asset-backed	1,172,174	21,830	—	(334)	—	1,193,670
Total fixed maturity securities available-for-sale	$4,781,916	$269,239	$—	$(4,559)	$—	$5,046,596

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
Gross Unrealized Losses and Fair Values of Fixed Maturity Securities Available-For-Sale
The following table presents the gross unrealized losses and fair values of our fixed maturity securities for which an allowance for credit losses has not been recorded, aggregated by investment type and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of June 30, 2021:

	Less than 12 months			12 months or more			Total
(Amounts in thousands)	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities
Fixed maturity securities:
U.S. government, agencies and GSEs	$104	$(1)	1	$—	$—	—	$104	$(1)	1
State and political subdivisions	49,340	(674)	21	—	—	—	$49,340	$(674)	21
Non-U.S. government	—	—	—	—	—	—	$—	$—	—
U.S. corporate	290,458	(5,790)	39	4,799	(23)	1	$295,257	$(5,813)	40
Non-U.S. corporate	90,623	(1,084)	12	8,181	(135)	2	$98,804	$(1,219)	14
Other asset-backed	177,957	(716)	37	3,725	(25)	1	$181,682	$(741)	38
Total for fixed maturity securities in an unrealized loss position	$608,482	$(8,265)	$110	$16,705	$(183)	$4	$625,187	$(8,448)	$114
% Below cost:
<20% Below cost	$608,482	$(8,265)	110	$16,705	$(183)	4	$625,187	$(8,448)	114
Total for fixed maturity securities in an unrealized loss position	$608,482	$(8,265)	$110	$16,705	$(183)	$4	$625,187	$(8,448)	$114
Investment grade	$587,638	$(7,887)	105	$16,705	$(183)	4	$604,343	$(8,070)	109
Below investment grade	20,844	(378)	5	—	—	—	$20,844	$(378)	5
Total for fixed maturity securities in an unrealized loss position	$608,482	$(8,265)	$110	$16,705	$(183)	$4	$625,187	$(8,448)	$114
We did not recognize an allowance for credit losses on securities in an unrealized loss position included in the table above. Based on a qualitative and quantitative review of the issuers of the securities, we believe the decline in fair value is largely due to recent market volatility and is not indicative of credit losses. The issuers continue to make timely principal and interest payments.
For all securities in an unrealized loss position without an allowance for credit losses, we expect to recover the amortized cost based on our estimate of the amount and timing of cash flows to be collected. We do not intend to sell nor do we expect that we will be required to sell these securities prior to recovering our amortized cost.

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
The following table presents the gross unrealized losses and fair values of our fixed maturity securities, aggregated by investment type and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2020:

	Less than 12 months			12 months or more			Total
(Amounts in thousands)	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities
Fixed maturity securities:
U.S. government, agencies and GSEs	$—	$—	—	$—	$—	—	$—	$—	—
State and political subdivisions	4,717	(3)	2	—	—	—	4,717	(3)	2
Non-U.S. government	—	—	—	—	—	—	—	—	—
U.S. corporate	44,296	(1,231)	8	2,886	(114)	1	47,182	(1,345)	9
Non-U.S. corporate	32,533	(2,877)	8	—	—	—	32,533	(2,877)	8
Other asset-backed	24,823	(60)	5	26,028	(274)	6	50,851	(334)	11
Total for fixed maturity securities in an unrealized loss position	$106,369	$(4,171)	23	$28,914	$(388)	7	$135,283	$(4,559)	30
% Below cost:
<20% Below cost	$98,694	$(1,846)	22	$28,914	$(388)	7	$127,608	$(2,234)	29
20%-50% Below cost	7,675	(2,325)	1	—	—	—	7,675	(2,325)	1
Total for fixed maturity securities in an unrealized loss position	$106,369	$(4,171)	23	$28,914	$(388)	7	$135,283	$(4,559)	30
Investment grade	$98,694	$(1,846)	22	$26,028	$(274)	6	$124,722	$(2,120)	28
Below investment grade	7,675	(2,325)	1	2,886	(114)	1	10,561	(2,439)	2
Total for fixed maturity securities in an unrealized loss position	$106,369	$(4,171)	23	$28,914	$(388)	7	$135,283	$(4,559)	30
Contractual Maturities of Fixed Maturity Securities Available-For-Sale
The scheduled maturity distribution of fixed maturity securities as of June 30, 2021 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

(Amounts in thousands)	Amortized cost	Fair value
Due one year or less	$164,320	$166,415
Due after one year through five years	2,117,281	2,253,817
Due after five years through ten years	1,427,293	1,471,372
Due after ten years	184,729	188,954
Subtotal	3,893,623	4,080,558
Other asset-backed	1,159,797	1,175,909
Total fixed maturity securities available-for-sale	$5,053,420	$5,256,467
As of June 30, 2021, securities issued by finance and insurance, consumer—non-cyclical and technology and communications industry groups represented approximately 29%, 16% and 14%, respectively, of our domestic and foreign corporate fixed maturity securities portfolio. No other industry group comprised more than 10% of our investment portfolio.
As of June 30, 2021, we did not hold any fixed maturity securities in any single issuer, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of equity.

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
(4)Fair Value
Recurring Fair Value Measurements
We have fixed maturity securities and short-term investments, which are carried at fair value. The fair value of fixed maturity securities and short-term investments is estimated primarily based on information derived from third-party pricing services (“pricing services”), internal models and/or broker quotes, which use a market approach, income approach or a combination of the market and income approach depending on the type of instrument and availability of information. In general, a market approach is utilized if there is readily available and relevant market activity for an individual security. In certain cases where market information is not available for a specific security but is available for similar securities, that security is valued using market information for similar securities, which is also a market approach. When market information is not available for a specific security (or similar securities) or is available but such information is less relevant or reliable, an income approach or a combination of a market and income approach is utilized. For securities with optionality, such as call or prepayment features (including asset-backed securities), an income approach may be used. In addition, a combination of the results from market and income approaches may be used to estimate fair value. These valuation techniques may change from period to period, based on the relevance and availability of market data.
Further, while we consider the valuations provided by pricing services and broker quotes to be of high quality, management determines the fair value of our investment securities after considering all relevant and available information.
In general, we first obtain valuations from pricing services. If prices are unavailable for public securities, we obtain broker quotes. For all securities, excluding certain private fixed maturity securities, if neither a pricing service nor broker quotes valuation is available, we determine fair value using internal models. For certain private fixed maturity securities where we do not obtain valuations from pricing services, we utilize an internal model to determine fair value since transactions for similar securities are not readily observable and these securities are not typically valued by pricing services.
Given our understanding of the pricing methodologies and procedures of pricing services, the securities valued by pricing services are typically classified as Level 2 unless we determine the valuation process for a security or group of securities utilizes significant unobservable inputs, which would result in the valuation being classified as Level 3.
Broker quotes are typically based on an income approach given the lack of available market data. As the valuation typically includes significant unobservable inputs, we classify the securities where fair value is based on our consideration of broker quotes as Level 3 measurements.
For private fixed maturity securities, we utilize an income approach where we obtain public bond spreads and utilize those in an internal model to determine fair value. Other inputs to the model include rating and weighted-average life, as well as sector which is used to assign the spread. We then add an additional premium, which represents an unobservable input, to the public bond spread to adjust for the liquidity and other features of our private placements. We utilize the estimated market yield to discount the expected cash flows of the security to determine fair value. We utilize price caps for securities where the estimated market yield results in a valuation that may exceed the amount that would be received in a market transaction. When a security does not have an external rating, we assign the security an internal rating to determine the appropriate public bond spread that should be utilized in the valuation. While we generally consider the public bond spreads by sector and maturity to be observable inputs, we evaluate the similarities of our private placement with the public bonds, any price caps utilized, liquidity premiums applied, and whether external ratings are available for our private placements to determine whether the spreads utilized would be considered observable inputs. We classify private securities without an external rating or public bond spread as Level 3. In general, a significant increase (decrease) in credit spreads would have resulted in a significant decrease (increase) in the fair value for our fixed maturity securities as of June 30, 2021.

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
For remaining securities priced using internal models, we determine fair value using an income approach. We maximize the use of observable inputs but typically utilize significant unobservable inputs to determine fair value. Accordingly, the valuations are typically classified as Level 3.
Our assessment of whether or not there were significant unobservable inputs related to fixed maturity securities was based on our observations obtained through the course of managing our investment portfolio, including interaction with other market participants, observations related to the availability and consistency of pricing and/or rating, and understanding of general market activity such as new issuance and the level of secondary market trading for a class of securities. Additionally, we considered data obtained from pricing services to determine whether our estimated values incorporate significant unobservable inputs that would result in the valuation being classified as Level 3.
A summary of the inputs used for our fixed maturity securities and short-term investments based on the level in which instruments are classified is included below. We have combined certain classes of instruments together as the nature of the inputs is similar.
Level 1 measurements
There were no fixed maturity securities classified as Level 1 as of June 30, 2021 and December 31, 2020.
Level 2 measurements
Fixed maturity securities:
Third-party pricing services
In estimating the fair value of fixed maturity securities, approximately 90% of our portfolio was priced using pricing services as of June 30, 2021. These pricing services utilize industry-standard valuation techniques that include market-based approaches, income-based approaches, a combination of market-based and income-based approaches or other proprietary, internally generated models as part of the valuation processes. These third-party pricing vendors maximize the use of publicly available data inputs to generate valuations for each asset class. Priority and type of inputs used may change frequently as certain inputs may be more direct drivers of valuation at the time of pricing. Examples of significant inputs incorporated by pricing services may include sector and issuer spreads, seasoning, capital structure, security optionality, collateral data, prepayment assumptions, default assumptions, delinquencies, debt covenants, benchmark yields, trade data, dealer quotes, credit ratings, maturity and weighted-average life. We conduct regular meetings with our pricing services for the purpose of understanding the methodologies, techniques and inputs used by the third-party pricing providers.

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
The following table presents a summary of the significant inputs used by our pricing services for certain fair value measurements of fixed maturity securities that are classified as Level 2 as of June 30, 2021:

(Amounts in thousands)	Fair value	Primary methodologies	Significant inputs
U.S. government, agencies and GSEs	$65,625	Price quotes from trading desk, broker feeds	Bid side prices, trade prices, Option Adjusted Spread (“OAS”) to swap curve, Bond Market Association OAS, Treasury Curve, Agency Bullet Curve, maturity to issuer spread
State and political subdivisions	$408,317	Multi-dimensional attribute-based modeling systems, third-party pricing vendors	Trade prices, material event notices, Municipal Market Data benchmark yields, broker quotes
Non-U.S. government	$22,950	Matrix pricing, spread priced to benchmark curves, price quotes from market makers	Benchmark yields, trade prices, broker quotes, comparative transactions, issuer spreads, bid-offer spread, market research publications, third-party pricing sources
U.S. corporate	$2,565,684	Multi-dimensional attribute-based modeling systems, broker quotes, price quotes from market makers, internal models, OAS-based models	Bid side prices to Treasury Curve, Issuer Curve, which includes sector, quality, duration, OAS percentage and change for spread matrix, trade prices, comparative transactions, Trade Reporting and Compliance Engine (“TRACE”) reports
Non-U.S. corporate	$519,061	Multi-dimensional attribute-based modeling systems, OAS-based models, price quotes from market makers	Benchmark yields, trade prices, broker quotes, comparative transactions, issuer spreads, bid-offer spread, market research publications, third-party pricing sources
Other asset-backed	$1,165,894	Multi-dimensional attribute-based modeling systems, spread matrix priced to swap curves, price quotes from market makers	Spreads to daily updated swap curves, spreads derived from trade prices and broker quotes, bid side prices, new issue data, collateral performance, analysis of prepayment speeds, cash flows, collateral loss analytics, historical issue analysis, trade data from market makers, TRACE reports
Internal models
A portion of our U.S. corporate and non-U.S. corporate securities are valued using internal models. The fair value of these fixed maturity securities was $196.3 million and $81.9 million, respectively, as of June 30, 2021. Internally modeled securities are primarily private fixed maturity securities where we use market observable inputs such as an interest rate yield curve, published credit spreads for similar securities based on the external ratings of the instrument and related industry sector of the issuer.

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
Additionally, we may apply certain price caps and liquidity premiums in the valuation of private fixed maturity securities. Price caps and liquidity premiums are established using inputs from market participants.
Short-term investments:
The fair value of short-term investments classified as Level 2 is determined after considering prices obtained by pricing services.
Level 3 measurements
Broker quotes
A portion of our U.S. corporate, non-U.S. corporate and other asset-backed securities are valued using broker quotes. Broker quotes are obtained from third-party providers that have current market knowledge to provide a reasonable price for securities not routinely priced by pricing services. Brokers utilized for valuation of assets are reviewed annually. The fair value of our Level 3 fixed maturity securities priced by broker quotes was $16.7 million as of June 30, 2021.
Internal models
A portion of our U.S. corporate, non-U.S. corporate and other asset-backed securities are valued using internal models. The primary inputs to the valuation of the bond population include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, duration, call provisions, issuer rating, benchmark yields and credit spreads. Certain private fixed maturity securities are valued using an internal model using market observable inputs such as the interest rate yield curve, as well as published credit spreads for similar securities, which includes significant unobservable inputs. Additionally, we may apply certain price caps and liquidity premiums in the valuation of private fixed maturity securities. Price caps are established using inputs from market participants. For structured securities, the primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, weighted-average coupon, weighted-average maturity, issuer rating, structure of the security, expected prepayment speeds and volumes, collateral type, current and forecasted loss severity, average delinquency rates, vintage of the loans, geographic region, debt service coverage ratios, payment priority with the tranche, benchmark yields and credit spreads. The fair value of our Level 3 fixed maturity securities priced using internal models was $214.1 million as of June 30, 2021.
The following tables set forth our assets by class of instrument that are measured at fair value on a recurring basis as of the dates indicated:

	June 30, 2021
(Amounts in thousands)	Total	Level 1	Level 2	Level 3
Fixed maturity securities:
U.S. government, agencies and GSEs	$65,625	$—	$65,625	$—
State and political subdivisions	$408,317	—	408,317	—
Non-U.S. government	$22,950	—	22,950	—
U.S. corporate	$2,891,598	—	2,761,985	129,613
Non-U.S. corporate	$692,068	—	600,911	91,157
Other asset-backed	$1,175,909	—	1,165,894	10,015
Total fixed maturity securities	5,256,467	—	5,025,682	230,785
Short-term investments	$12,499	—	12,499	—
Total	$5,268,966	$—	$5,038,181	$230,785

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)

	December 31, 2020
(Amounts in thousands)	Total	Level 1	Level 2	Level 3
Fixed maturity securities:
U.S. government, agencies and GSEs	$138,224	$—	$138,224	$—
State and political subdivisions	187,377	—	187,377	—
Non-U.S. government	31,031	—	31,031	—
U.S. corporate	2,888,625	—	2,769,252	119,373
Non-U.S. corporate	607,669	—	511,918	95,751
Other asset-backed	1,193,670	—	1,179,889	13,781
Total fixed maturity securities	5,046,596	—	4,817,691	228,905
Total	$5,046,596	$—	$4,817,691	$228,905
We did not have any liabilities recorded at fair value as of June 30, 2021 and December 31, 2020.
The following tables present additional information about assets measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value as of or for the dates indicated:

	Beginning balance as of January 1, 2021	Total realized and unrealized gains (losses)		Purchases	Sales	Issuances	Settlements	Transfer into Level 3 (1)	Transfer out of Level 3 (1)	Ending balance as of June 30, 2021	Total gains (losses) attributable to assets still held
(Amounts in thousands)		Included in net income	Included in OCI								Included in net income	Included in OCI
Fixed maturity securities:
U.S. corporate	$119,373	$(62)	$(971)	$18,000	$—	$—	$(5,488)	$3,078	$(4,317)	$129,613	$(62)	$(1,260)
Non-U.S. corporate	95,751	(90)	3,791	36,786	—	—	(10,896)	—	(34,185)	91,157	(85)	(916)
Other asset-backed	13,781	—	66	—	—	—	(1,264)	—	(2,568)	10,015	—	16
Total	$228,905	$(152)	$2,886	$54,786	$—	$—	$(17,648)	$3,078	$(41,070)	$230,785	$(147)	$(2,160)
______________
(1)The transfers into and out of Level 3 for fixed maturity securities were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value, such as external ratings or credit spreads.

(Amounts in thousands)	Beginning balance as of January 1, 2020	Total realized and unrealized gains (losses)		Purchases	Sales	Issuances	Settlements	Transfer into Level 3 (1)	Transfer out of Level 3 (1)	Ending balance as of June 30, 2020	Total gains (losses) attributable to assets still held
		Included in net income	Included in OCI								Included in net income	Included in OCI
Fixed maturity securities:
U.S. corporate	$99,862	$(53)	$1,342	$19,554	$—	$—	$(434)	$5,016	$(16,419)	$108,868	$(42)	$2,382
Non-U.S. corporate	77,189	(9)	(1,468)	22,000	—	—	(876)	23,468	(21,230)	99,074	(9)	(2,759)
Other asset-backed	4,038	—	(397)	4,874	—	—	—	—	—	8,515	—	(397)
Total	$181,089	$(62)	$(523)	$46,428	$—	$—	$(1,310)	$28,484	$(37,649)	$216,457	$(51)	$(774)
______________
(1)The transfers into and out of Level 3 for fixed maturity securities were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value, such as external ratings or credit spreads.
The following table presents the gains and losses included in net income from assets measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
determine fair value and the related income statement line item in which these gains and losses were presented for the six months ended June 30:

(Amounts in thousands)	2021	2020
Total realized and unrealized gains (losses) included in net income:
Net investment income	$(152)	$(62)
Net investment gains (losses)		—
Total	$(152)	$(62)
Total gains (losses) included in net income attributable to assets still held:
Net investment income	$(147)	$(51)
Net investment gains (losses)		—
Total	$(147)	$(51)
The amount presented for realized and unrealized gains (losses) included in net income for fixed maturity securities primarily represents amortization and accretion of premiums and discounts on certain fixed maturity securities.
The following table presents a summary of the significant unobservable inputs used for certain asset fair value measurements that are based on internal models and classified as Level 3 as of June 30, 2021:

(Amounts in thousands)	Valuation technique	Fair value (1)	Unobservable input	Range (bps)	Weighted- average (2) (bps)
Fixed maturity securities:
U.S. corporate	Internal models	$129,613	Credit spreads	52-124	82
Non-U.S. corporate	Internal models	$82,975	Credit spreads	62-121	88
______________
(1)Certain classes of instruments classified as Level 3 are excluded as a result of not being material or due to limitations in being able to obtain the underlying inputs used by certain third-party sources, such as broker quotes, used as an input in determining fair value.
(2)Unobservable inputs weighted by the relative fair value of the associated instrument.
Liabilities Not Required to Be Carried at Fair Value
The following table provides fair value information for financial instruments that are reflected in the accompanying unaudited condensed consolidated financial statements at amounts other than fair value. We have certain financial instruments that are not recorded at fair value, including cash and cash equivalents and accrued investment income, the carrying value of which approximate fair value due to the short-term nature of these instruments and are not included in this disclosure.
The following represents our estimated fair value of financial liabilities that are not required to be carried at fair value, classified as Level 2, as of the dates indicated:

	June 30, 2021		December 31, 2020
(Amounts in thousands)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term borrowings	$739,269	$816,317	$738,162	$800,367
As of June 30, 2021, we were also committed to fund $2.0 million in private placement investments.

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
(5)Loss Reserves
Activity for the liability for loss reserves for the six months ended June 30 is summarized as follows:

(Amounts in thousands)	2021	2020
Loss reserves, beginning balance	$555,679	$235,062
Run-off reserves	(654)	(1,597)
Net loss reserves, beginning balance	555,025	233,465

Losses and LAE incurred related to current accident year	71,596	238,692
Losses and LAE incurred related to prior accident years	13,677	8,696
Total incurred (1)	85,273	247,388

Losses and LAE paid related to current accident year	(855)	(383)
Losses and LAE paid related to prior accident years	(15,922)	(41,352)
Total paid (1)	(16,777)	(41,735)

Net loss reserves, ending balance	623,521	439,118
Run-off reserves	735	424
Loss reserves, ending balance	$624,256	$439,542
______________
(1)Losses and loss adjustment expenses (“LAE”) incurred and paid exclude losses related to our run-off business.
The liability for loss reserves represents our current best estimate; however, there may be future adjustments to this estimate and related assumptions. Such adjustments, reflecting any variety of new and adverse trends, could possibly be significant, and result in future increases to reserves by amounts that could be material to our results of operations, financial condition and liquidity.
Losses incurred related to insured events of the current accident year relate to defaults that occurred in that year and represent the estimated ultimate amount of losses to be paid on such defaults. Losses incurred related to insured events of prior accident years represent the (favorable) or unfavorable development of reserves as a result of the actual rates at which delinquencies go to claim (“claim rates”) and claim amounts being different than those we estimated when originally establishing the reserves. Such estimates are based on our historical experience, which we believe is representative of expected future losses at the time of estimation. As a result of the extended period of time that may exist between the reporting of a delinquency and the claim payment, as well as changes in economic conditions and the real estate market, significant uncertainty and variability exist on amounts ultimately paid.
For the six months ended June 30, 2021, losses and LAE incurred of $71.6 million related to insured events of the current accident year was primarily attributable to new delinquencies, a portion of which was from borrowers participating in deferred or reduced payments (“forbearance”) as a result of COVID-19. When establishing loss reserves for borrowers in forbearance, we assume a lower rate of delinquencies becoming active claims, which has the effect of producing a lower reserve compared to delinquencies that are not in forbearance. Historical experience with localized natural disasters, such as hurricanes, indicates a higher cure rate for borrowers in forbearance. As COVID-19 is an ongoing health crisis, unlike a hurricane that occurs at a point in time with the rebuild starting soon afterward, our prior hurricane experience was one consideration, among many, in the establishment of loss reserves. Loss reserves recorded on these new delinquencies have a high degree of estimation due to the level of uncertainty regarding whether delinquencies in forbearance will ultimately cure or result in claim payments. We also recorded additional reserves of $13.7 million in incurred losses attributable to prior accident years

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
primarily due to our expectation that pre-COVID-19 delinquencies will have a modestly higher claim rate than our prior best estimate given the slower emergence of cures to date.
For the six months ended June 30, 2020, losses and LAE incurred of $238.7 million related to insured events of the current accident year was primarily attributable to a significant increase in the number of new delinquencies driven mostly by borrower forbearance programs as a result of COVID-19. We also recorded additional reserves for incurred but not reported claims as of June 30, 2020, related to delinquencies expected to be reported in the future and strengthened reserves on existing delinquencies primarily due to a deterioration in early cure emergence patterns and modest increases to claim severity. The unfavorable development of $8.7 million related to insured events of prior accident years was primarily attributable to lower cure activity from foreclosure moratoriums and impact of COVID-19.
(6)Reinsurance
We reinsure a portion of our policy risks to other companies in order to reduce our ultimate losses, diversify our exposures and comply with regulatory requirements. We also assume certain policy risks written by other companies.
Reinsurance does not relieve us from our obligations to policyholders. In the event that the reinsurers are unable to meet their obligations, we remain liable for the reinsured claims. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers.
The following table sets forth the effects of reinsurance on premiums written and earned for the six months ended June 30:

(Amounts in thousands)	2021	2020
Net premiums written:
Direct	$486,129	$446,369
Assumed	171	241
Ceded	(34,650)	(21,049)
Net premiums written	$451,650	$425,561

Net premiums earned:
Direct	$529,501	$489,859
Assumed	171	241
Ceded	(34,650)	(21,049)
Net premiums earned	$495,022	$469,051
The difference of $43.3 million between written premiums of $451.7 million and earned premiums of $495.0 million represents the decrease in unearned premiums for the six months ended June 30, 2021. The decrease in unearned premiums was mainly the result of an increase in policy cancellations in our single premium mortgage insurance product driven by low interest rates and higher mortgage refinancing, which resulted in lower persistency in the current period.
Insurance-linked note excess of loss reinsurance treaties
On April 16, 2021, we obtained $302.7 million of excess of loss reinsurance coverage from Triangle Re 2021-2 Ltd. (“Triangle Re 2021-2”) on a portfolio of existing mortgage insurance policies written from September 2020 through December 2020. In connection with entering into the reinsurance agreement with Triangle Re 2021-2, we believe that the risk transfer requirements for reinsurance accounting were met as Triangle Re 2021-2 is assuming significant insurance risk and a reasonable possibility of significant loss. For the reinsurance coverage, we retain the first layer of aggregate losses up to $188.6

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
million. Triangle Re 2021-2 provides 76% reinsurance coverage for losses above our retained first layer up to $302.7 million.
On March 2, 2021, we obtained $495.0 million of excess of loss reinsurance coverage from Triangle Re 2021-1 Ltd. (“Triangle Re 2021-1”) on a portfolio of existing seasoned mortgage insurance policies written from January 2014 through December 2018 and from October 2019 through December 2019. In connection with entering into the reinsurance agreement with Triangle Re 2021-1, we believe that the risk transfer requirements for reinsurance accounting were met as Triangle Re 2021-1 is assuming significant insurance risk and a reasonable possibility of significant loss. Triangle Re 2021-1 reinsurance coverage is derived by applying a reinsurance cession percentage to the mortgage insurance coverage for each loan to get to an Aggregate Exposed Principal Balance (“AEPB”). This AEPB accounts for any existing reinsurance and ensures we retain a minimum 5% vertical risk retention on each loan. For the reinsurance coverage, we retain the first layer of aggregate losses up to $212.1 million. Triangle Re 2021-1 provides 100% reinsurance coverage for losses above our retained first layer up to $495.0 million.
On October 22, 2020, we obtained $349.6 million of excess of loss reinsurance coverage from Triangle Re 2020-1 Ltd. (“Triangle Re 2020-1”) on a portfolio of existing mortgage insurance policies written from January 2020 through August 2020. In connection with entering into the reinsurance agreement with Triangle Re 2020-1, we concluded that the risk transfer requirements for reinsurance accounting were met as Triangle Re 2020-1 is assuming significant insurance risk and a reasonable possibility of significant loss. For the reinsurance coverage, we retain the first layer of aggregate losses up to $521.8 million. Triangle Re 2020-1 provides 67% reinsurance coverage for losses above our retained first layer up to $349.6 million.
Other excess of loss reinsurance treaties
On February 4, 2021, we executed an excess of loss reinsurance transaction with a panel of reinsurers, which provides up to $210.4 million of reinsurance coverage on a portion of current and expected new insurance written (“NIW”) for the 2021 book year, effective January 1, 2021.
Effective April 1, 2020, we executed an excess of loss reinsurance transaction with a panel of reinsurers covering a portion of the loss tier on subject loans written between book years 2009 and 2019 to help mitigate higher levels of delinquencies as a result of COVID-19.
Effective January 1, 2020, we executed an excess of loss reinsurance transaction with a panel of reinsurers covering a portion of the loss tier on the then current and expected NIW for the 2020 book year. We also entered into excess of loss reinsurance agreements with other external panels of reinsurers covering our 2016 through 2019 books of business.
(7)Borrowings
In 2020, we issued $750 million aggregate principal amount of 6.5% senior notes due in 2025 (the “2025 Senior Notes”). Interest on the 2025 Senior Notes is payable semi-annually in arrears on February 15 and August 15 of each year. The 2025 Senior Notes mature on August 15, 2025. The first interest payment of approximately $23.6 million was paid in February 2021.
The following table sets forth long-term borrowings as of the dates indicated:

(Amounts in thousands)	June 30, 2021	December 31, 2020
6.5% Senior Notes, due 2025	$750,000	$750,000
Deferred borrowing charges	(10,731)	(11,838)
Total	$739,269	$738,162

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
(8)Income Taxes
We compute the provision for income taxes on a separate return with benefits for loss method. If during the six months ended June 30, 2021 and 2020, we had computed taxes using the separate return method, the provision for income taxes would have been unchanged.
(9)Related Party Transactions
We have various agreements with Genworth that provide for reimbursement to and from Genworth of certain administrative and operating expenses that include, but are not limited to, information technology services and administrative services (such as finance, human resources, employee benefit administration and legal). These agreements provide for an allocation of corporate expenses to all Genworth businesses or subsidiaries. We incurred costs for these services of $29.1 million and $23.8 million for the six months ended June 30, 2021 and 2020, respectively.
Our investment portfolio is managed by Genworth. Under the terms of the investment management agreement we are charged a fee by Genworth. All fees paid to Genworth are charged to investment expense and are included in net investment income in the condensed consolidated statements of income. The total investment expenses paid to Genworth were $2.9 million and $2.5 million for the six months ended June 30, 2021 and 2020, respectively.
Our employees participate in certain benefit plans sponsored by Genworth and certain share-based compensation plans that utilize shares of Genworth common stock and other incentive plans.
We provide certain information technology and administrative services (such as facilities and maintenance) to Genworth. We charged Genworth $0.2 million and $0.7 million for these services for the six months ended June 30, 2021 and 2020, respectively.
We have a tax sharing agreement in place with Genworth, such that we participate in a single U.S. consolidated income tax return filing. All intercompany balances related to this agreement are settled at least annually.
The condensed consolidated financial statements include the following amounts due to and from Genworth relating to recurring service and expense agreements as of June 30:

(Amounts in thousands)	2021	2020
Amounts payable to Genworth	$11,493	$9,045
Amounts receivable from Genworth	$2,214	$645

ENACT HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Six Months Ended June 30, 2021 and 2020
(Unaudited)
(10)Changes in Accumulated Other Comprehensive Income
The following tables present a rollforward of accumulated other comprehensive income:

(Amounts in thousands)	Net unrealized investment gains (losses)	Total
Balance as of January 1, 2021, net of tax	$208,378	$208,378
Cumulative effect of change in accounting, net of taxes	281	281
Other comprehensive income (loss) before reclassifications	(49,239)	(49,239)
Amounts reclassified (from) to other comprehensive income (loss)	434	434
Total other comprehensive income (loss)	(48,805)	(48,805)
Balance as of June 30, 2021, net of tax	$159,854	$159,854

(Amounts in thousands)	Net unrealized investment gains (losses)	Total
Balance as of January 1, 2020, net of tax	$93,431	$93,431
Other comprehensive income (loss) before reclassifications	59,231	59,231
Amounts reclassified (from) to other comprehensive income (loss)	286	286
Total other comprehensive income (loss)	59,517	59,517
Balance as of June 30, 2020, net of tax	$152,948	$152,948
The following table presents the effect of the reclassifications of significant items out of accumulated other comprehensive income on the respective line items of the consolidated statements of income, for the six months ended June 30:

	Amount reclassified from accumulated other comprehensive income		Affected line item in the condensed consolidated statements of income
(Amounts in thousands)	2021	2020
Net unrealized gains (losses) on investments	$(549)	$(361)	Net investment gains (losses)
Benefit (expense) from income taxes	115	75	Provision for income taxes
(11)Subsequent Events
In July 2021, GMICO received approval from the North Carolina Department of Insurance, our domestic regulator, for a dividend of $200 million to be distributed at year-end 2021. However, if our initial public offering is not completed prior to October 2021, the GSEs will likely reconsider the private mortgage insurer eligibility requirements (“PMIERs”) capital requirements applicable to our business which could, in turn, affect our ability to execute future dividends.
On September 2, 2021, we obtained $371.5 million of excess of loss reinsurance coverage from Triangle Re 2021-3 Ltd. (“Triangle Re 2021-3”) on a portfolio of existing mortgage insurance policies written from January 2021 through June 2021. In connection with entering into the reinsurance agreement with Triangle Re 2021-3, we believe that the risk transfer requirements for reinsurance accounting were met as Triangle Re 2021-3 is assuming significant insurance risk and a reasonable possibility of significant loss. At closing, we retain the first layer of aggregate losses up to $303.5 million. Triangle Re 2021-3 provides 72% reinsurance coverage for losses above our retained layer up to $371.5 million.
We considered subsequent events through the date on which the financial statements were issued, September 13, 2021.

Through and including , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
13,310,400 Shares
Enact Holdings, Inc.
Common Stock

PROSPECTUS
, 2021

Lead Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan

Joint Book-Running Managers
BofA Securities	Credit Suisse

Co-Managers
Citigroup	Deutsche Bank Securities	Keefe, Bruyette & Woods A Stifel Company	Dowling & Partners Securities LLC	BTIG

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item13.Other Expenses of Issuance and Distribution
The following table sets forth the expenses, other than the underwriting discount, payable in connection with the sale and distribution of the securities being registered. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq listing fee. All the amounts below will be paid by us. Parent has agreed to pay certain expenses in connection with this offering, including certain accounting fees and expenses and certain legal fees and expenses.

Amount to be paid
SEC registration fee	$88,928
FINRA filing fee	93,315
Nasdaq listing fee	295,000
Legal fees and expenses	700,000
Accounting fees and expenses	165,000
Printing expenses	100,000
Transfer agent and registrar fees	4,400
Miscellaneous fees and expenses	253,357
Total	$1,700,000

Item14.Indemnification of Directors and Officers
Section 145(a) of the Delaware General Corporation Law (“DGCL”) provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.
In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Our amended and restated certificate of incorporation provides that any amendment, repeal or modification of such article, unless otherwise required by law, will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or amendment of a director serving at the time of such repeal or modification.
Our amended and restated certificate of incorporation provides that we shall indemnify each of our directors and executive officers and that we shall have power to indemnify our other officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such director, officer or employee or on such director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees, in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.
In addition, our amended and restated bylaws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or otherwise. Our amended and restated bylaws will authorize us to provide insurance for our directors, officers, employees and agents against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or our amended and restated bylaws.
We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will provide that we will indemnify each of our directors and certain officers to the fullest extent permitted by the DGCL and our amended and restated bylaws and will provide certain additional procedural and other protections.
We also intend to maintain a general liability insurance policy which covers certain liabilities of our directors and certain officers arising out of claims based on acts or omissions in their capacities as directors or executive officers.
The proposed form of underwriting agreement filed as Exhibit 1.1 provides that the underwriters are required to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities, or to contribute to payments such parties may be required to make in respect of these liabilities.
Item15.Recent Sales of Unregistered Securities
Within the past three years, we have sold the following securities which were not registered under the Securities Act:
2025 Senior Notes
On August 21, 2020, we issued $750 million aggregate principal amount of our 6.500% Senior Notes due 2025. The notes were offered to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The offering price was 100.0%. The total initial purchasers’ discount was approximately $11 million.
Item16.Exhibits and Financial Statement Schedules
(a)Exhibits.

Exhibit Number	Description of Exhibit
1.1#	Form of Underwriting Agreement.
3.1#	Form of Amended and Restated Certificate of Incorporation of Enact Holdings, Inc., to be in effect on the completion of the offering.
3.2#	Form of Amended and Restated Bylaws of Enact Holdings, Inc., to be in effect on the completion of the offering.
4.1#
Indenture, dated August 21, 2020, between Genworth Mortgage Holdings, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Genworth Financial, Inc. on August 25, 2020).

4.2#
First Supplemental Indenture, dated August 21, 2020, between Genworth Mortgage Holdings, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Genworth Financial, Inc. on August 25, 2020).

5.1	Opinion of Sidley Austin LLP.
10.1	Form of Master Agreement.
10.2	Amended and Restated Tax Allocation Agreement.
10.3#	Form of Registration Rights Agreement between Enact Holdings, Inc. and Genworth Financial, Inc.
10.4#	Shared Services Agreement, dated August 4, 2021, between Enact Holdings, Inc. and Genworth Financial, Inc.
10.5+#	Form of Enact Holdings, Inc. 2021 Omnibus Incentive Plan.
10.6+#	Special Severance Payment Agreement between Genworth Financial, Inc. and Rohit Gupta.
10.7+#	Special Severance Payment Agreement between Genworth Financial, Inc. and Hardin Dean Mitchell.
10.8+#	Amendment No. 1 to Special Severance Payment Agreement between Genworth Financial, Inc. and Hardin Dean Mitchell.
10.9+#	Special Severance Payment Agreement between Genworth Financial, Inc. and Evan Stolove.

10.10+#	Amendment No. 1 to Special Severance Payment Agreement between Genworth Financial, Inc. and Evan Stolove.
10.11+#	Transition Retention Bonus Agreement between Genworth Financial, Inc. and Hardin Dean Mitchell.
10.12+#	Transition Retention Bonus Agreement between Genworth Financial, Inc. and Evan Stolove.
10.13+#	Retention Bonus Agreement between Genworth Financial, Inc. and Rohit Gupta.
10.14+#	Retention Bonus Agreement between Genworth Financial, Inc. and Hardin Dean Mitchell.
10.15+#	Retention Bonus Agreement between Genworth Financial, Inc. and Evan Stolove.
10.16+#
Amended and Restated Genworth Financial, Inc. 2015 Key Employee Severance Plan (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q of Genworth Financial, Inc. for the period ended June 30, 2019).

10.17+#
Amended and Restated Genworth Financial, Inc. 2014 Change of Control Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Genworth Financial, Inc. for the period ended June 30, 2019).

10.18+#
Amended and Restated Genworth Financial, Inc. Retirement and Savings Restoration Plan (incorporated by reference to Exhibit 10.48 to the Annual Report on Form 10-K of Genworth Financial, Inc. for the fiscal year ended December 31, 2015).

10.19+#
Amended and Restated Genworth Financial, Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.47 to the Annual Report on Form 10-K of Genworth Financial, Inc. for the fiscal year ended December 31, 2015).

10.20	Form of Indemnification Agreement between Enact Holdings, Inc. and its directors and officers.
10.21	Form of Registration Rights Agreement between Enact Holdings, Inc. and the Bayview entites listed therein.
21.1	List of subsidiaries of Enact Holdings, Inc.
23.1	Consent of KPMG LLP, independent registered public accounting firm.
23.2	Consent of Sidley Austin LLP (included in Exhibit 5.1).
24.1#	Power of Attorney (included on the signature page to this registration statement).
99.1#	Consent of Dominic Addesso, a director nominee.
99.2#	Consent of John D. Fisk, a director nominee.
99.3#	Consent of Sheila Hooda, a director nominee.
99.4#	Consent of General Raymond T. Odierno, a director nominee.
99.5#	Consent of Robert P. Restrepo Jr., a director nominee.
99.6#	Consent of Debra W. Still, a director nominee.
99.7#	Consent of Westley V. Thompson, a director nominee.
99.8#	Consent of Anne G. Waleski, a director nominee.
______________
#      Previously filed
+      Indicates management contract and compensatory plan
(b)Financial Statement Schedules
See the supplemental schedules listed in the Index of Combined Financial Statements, which are incorporated by reference as if fully set forth herein.
Item17.Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby further undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Raleigh, North Carolina, on the 13th day of September, 2021.

By:	/s/ Rohit Gupta
Name:	Rohit Gupta
Title:	President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated:

Signature	Title	Date

/s/ Rohit Gupta	President, Chief Executive Officer and Director (principal executive officer)	September 13, 2021
Rohit Gupta

*	Executive Vice President, Chief Financial Officer, Treasurer and Director (principal financial officer)	September 13, 2021
Hardin Dean Mitchell

*	Controller (principal accounting officer)	September 13, 2021
James McMullen

*	Director	September 13, 2021
Thomas J. McInerney

*	Director	September 13, 2021
Daniel J. Sheehan IV

By:	/s/ Rohit Gupta
Rohit Gupta
Attorney-in-Fact